As filed with the Securities and Exchange Commission on December 1, 2010.
Registration No. 333-169234

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FXCM Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	6200	27-3268672
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

32 Old Slip
New York, NY 10005
Telephone: (646) 432-2986
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David S. Sassoon
Secretary and General Counsel
FXCM Inc.
32 Old Slip
New York, NY 10005
Telephone: (646) 432-2241
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Ford Bonnie Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017-3954 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	Robert Evans III Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 Telephone: (212) 848-4000 Facsimile: (212) 848-7179

Approximate date of commencement of the proposed sale of the securities to the public:  As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 1, 2010
PRELIMINARY PROSPECTUS

15,060,000 Shares

FXCM Inc.

Class A Common Stock

This is the initial public offering of shares of Class A common stock of FXCM Inc. No public market currently exists for our Class A common stock. We are offering all of the 15,060,000 shares in this offering. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share. We have applied to list the shares of Class A common stock on the New York Stock Exchange under the symbol “FXCM.”

We intend to use a portion of the proceeds from this offering to purchase equity interests in our business from our existing owners, including members of our senior management.

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to FXCM Inc.	$	$

To the extent that the underwriters sell more than 15,060,000 shares of our Class A common stock, the underwriters have the option to purchase up to an additional 2,259,000 shares of our Class A common stock from us at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on          , 2010.

Credit Suisse J.P. Morgan	Citi

Barclays Capital
Deutsche Bank Securities
Sandler O’Neill + Partners, L.P.
UBS Investment Bank

The date of this prospectus is          , 2010

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We are responsible for the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.

Unless the context suggests otherwise, references in this prospectus to “FXCM,” the “Company,” “we,” “us” and “our” refer (1) prior to the consummation of the Offering Transactions described under “Organizational Structure — Offering Transactions,” to FXCM Holdings, LLC and its consolidated subsidiaries and (2) after the Offering Transactions described under “Organizational Structure — Offering Transactions,” to FXCM Inc. and its consolidated subsidiaries. We refer to the owners of FXCM Holdings, LLC prior to the Offering Transactions, collectively, as our “existing owners.”

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of the option to purchase up to an additional 2,259,000 shares of Class A common stock from us and that the shares of Class A common stock to be sold in this offering are sold at $14.00 per share of Class A common stock, which is the midpoint of the price range indicated on the front cover of this prospectus.

i

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in shares of our Class A common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes included elsewhere in this prospectus, before you decide to invest in shares of our Class A common stock.

FXCM

Our business

We are an online provider of foreign exchange, or FX, trading and related services to approximately 175,000 retail and institutional customers globally. We offer our customers access to over-the-counter, or OTC, FX markets through our proprietary technology platform. In a FX trade, a participant buys one currency and simultaneously sells another, a combination known as a “currency pair”. Our platform presents our FX customers with the best price quotations on up to 56 currency pairs from up to 25 global banks, financial institutions and market makers, or FX market makers, which we believe provides our customers with an efficient and cost-effective way to trade FX. We utilize what is referred to as agency execution or an agency model. When our customer executes a trade on the best price quotation offered by our FX market makers, we act as a credit intermediary, or riskless principal, simultaneously entering into offsetting trades with both the customer and the FX market maker. We earn trading fees and commissions by adding a markup to the price provided by the FX market makers and generate our trading revenues based on the volume of transactions, not trading profits or losses.

Our agency model is fundamental to our core business philosophy because we believe that it aligns our interests with those of our customers, reduces our risks and provides distinct advantages over the principal model used by the majority of retail FX brokers. In the principal model, the retail FX broker sets the price it presents to the customer and may maintain its trading position if it believes the price may move in its favor and against the customer. We believe this creates an inherent conflict between the interests of the customer and those of the principal model broker. Principal model brokers’ revenues typically consist primarily of trading gains or losses, and are more affected by market volatility than those of brokers utilizing the agency model.

We operate our business through two segments: retail trading and institutional trading. Our retail trading segment accounted for 94% and 92% of our total revenues in 2009 and the nine months ended September 30, 2010, respectively. Our institutional trading segment, FXCM Pro, offers FX trading services to banks, hedge funds and other institutional customers on an agency model basis and accounted for 6% and 8% of our total revenues in 2009 and the nine months ended September 30, 2010, respectively. Our revenues have grown from $12.3 million in 2001 to $322.7 million in 2009, a compound annual growth rate, or CAGR, of 55%. Our income before income taxes has grown from $5.3 million in 2001 to $97.0 million in 2009, a CAGR of 43.8%, although income before income taxes declined from $129.0 million in 2008. Our revenues were $264.2 million and our income before income taxes was $82.9 million in the nine months ended September 30, 2010, as compared to $248.1 million and $76.0 million, respectively, in the nine months ended September 30, 2009.

Our operating subsidiaries are regulated in a number of jurisdictions, including the United States, the United Kingdom (where regulatory passport rights have been exercised to operate in a number of European Economic Area jurisdictions), Hong Kong and Australia. As a result of our acquisition of ODL Group Limited, or ODL, a U.K.-based FX broker, which was consummated on October 1, 2010, we are also regulated in Japan. We maintain offices in these jurisdictions, among others. We offer our trading software in 16 languages, produce FX research and content in 12 languages and provide customer support in 13 languages. For the nine months ended September 30, 2010, approximately 76% of our customer trading volume was derived from customers residing outside the United States. We believe our global footprint provides us with access to emerging markets, diversifies our risk from regional economic conditions and allows us to draw our employees from a broad pool of talent.

Retail FX industry

The FX market is the largest and most liquid financial market in the world. According to the Bank for International Settlements, average daily turnover in the global FX market in April 2010 was $4.0 trillion. Historically, access to the FX market was only available to commercial banks, corporations and other large financial institutions. In the last decade, retail investors have gained increased access to this market, largely through the emergence of online retail FX brokerages, like our firm. According to 2010 estimates by the Aite Group, a financial services market research firm, retail FX trading volumes have grown from average daily volumes of approximately $10 billion in 2001 to approximately $125 billion in 2009, representing a CAGR of 37%.

While online retail trading of FX has many similarities with online retail trading of equities, there are a number of key differences. We believe the potential market that is addressable by an online retail FX broker is larger than that addressable by an online provider of retail equities trading. Trading of equities varies by country, requiring retail equity brokers to establish significant infrastructure in each major market. Because retail spot FX contracts (FX trades for immediate rather than future delivery), are neither traded nor cleared through local exchanges, retail FX brokers do not need to build unique infrastructure in each market to offer trading services. We service our retail customers around the world from a common technological infrastructure.

The FX market is open 24 hours a day, five days per week, driving extensive participation and more frequent trading. Unlike equity markets that limit investors to trading during market hours, retail FX participants have the convenience of trading FX at any time throughout the day, as well as the ability to place trades immediately, rather than waiting until the equity markets reopen the next day. The result is effectively more than fifteen equity trading “days” a week. As a result, our average account traded 3.4 times per day in 2009 and 2.5 times per day in the first nine months of 2010, which we believe is significantly more frequent than the trades per day of the average online equity account. Further, retail FX brokers cannot rely on standardized and inexpensive third-party infrastructure solutions that are available to online equities brokers and must build a significant proportion of their own technology. This requires large investments of time and money but can result in points of competitive differentiation not available to retail equity brokers. We believe this differentiation enables retail FX brokers to compete on the basis of the quality of their platform rather than merely on commission per trade.

We believe that retail FX trading will continue to grow at high rates as retail investors seek new asset choices, become more knowledgeable about FX markets through frequent media coverage of global economic issues and recognize the advantages of online FX trading over online trading of other assets, such as equities. We also believe that retail FX investors globally are becoming more sophisticated and demanding more transparency, better execution and better customer service. We believe our agency model, scale, proprietary technology platform, network of FX market makers and customer service will continue to attract a diverse and experienced base of customers, who use a wide range of trading strategies, trade more frequently and generally maintain long term relationships with our firm.

Our opportunities

Continued growth of the retail FX market

Despite the strong growth of the retail FX market, online retail FX investors still represent a small fraction of the total population of online investors. According to internal estimates by the Aite Group, as of July 2010, there were over 100 million retail equity traders globally, but only 1.25 million retail FX traders. Overall awareness of FX continues to grow among investors, driven in part by increased media coverage and the central role FX plays in the global economy. Also, since retail FX is an asset class that can be traded 24 hours per day, five days a week, it is convenient to trade for many online investors as they can trade at any time of the day. Unlike equities, fixed income, real estate and many other asset classes, FX markets do not experience periods where all assets move in one direction or another. As a result, the FX market is not necessarily correlated to other assets popular with online investors, such as equities or options, and we believe that, as an increasing number of investors realize this, retail FX will attract more attention as a way to increase portfolio diversification.

Increasing sophistication of FX customers and awareness of the agency model

We believe that as retail FX investors grow in sophistication, they will recognize the advantages of placing trades with an agency model broker with a robust technology platform. We believe these investors value competitive prices, deep liquidity, reliable execution and the ability to use any trading strategy they choose without fear of price requotes, unfilled orders or trading slowdowns that may occur when they are trading with a principal model FX broker. For instance, we believe sophisticated customers, such as automated traders, one of the fastest growing and highest volume segments of the retail FX market, value an agency model broker who will not place restrictions on the frequency or style of trading and offers access to deep pools of liquidity and rapid execution at attractive prices.

Expanding our presence in Europe, a large market for retail FX trading

We believe the retail FX market in Europe presents a significant growth opportunity for us due to our agency model. According to Greenwich Associates, a financial services market research firm, 57% of global FX trading volume in 2009 was conducted in Europe. We believe that awareness of the advantages of the agency model is growing among European customers and regulators, despite the current prominence of principal model brokers in Europe. We believe we can significantly expand our share of this large market through our existing operations in Europe and our acquisition of ODL.

Regulatory changes may continue to narrow the pool of providers authorized to offer retail FX that can meet the higher regulatory standards

Regulators in the United States and other jurisdictions have made a series of changes that impact retail FX brokers, including substantial increases in minimum required regulatory capital, increased oversight of third-party referring brokers and, more recently, regulations regarding the execution of trades. While these regulations may increase our costs, we believe that an effect of these regulations has been to significantly reduce the number of firms offering retail FX, even as the number of customers and the volume traded has grown. As the industry consolidates, scale will become increasingly important, presenting opportunities to larger firms, such as us, that can meet the more stringent regulatory requirements. We believe that this trend will present additional opportunities for us to increase market share organically or through acquisitions.

Continued expansion in institutional market

The institutional FX market is comprised of banks, hedge funds and corporate treasury departments that trade with each other predominantly through electronic communication networks, or ECNs, and single bank platforms (FX trading platforms where pricing and execution come from a single bank). We believe that we can use our agency model to continue to expand our institutional FX segment by offering these institutions the deep liquidity of multiple FX market makers while preserving the anonymity that they value.

Our competitive strengths

Differentiated agency model that aligns our interests with our customers’ interests produces a better customer trading experience, generates more stable revenues and exposes us to less market, regulatory and reputational risk

We believe our agency model aligns our interests with those of our customers. Our list of products is largely limited to those we are now, or in the future will be, able to offer on an agency model basis. Because we earn our fees based on transaction volume, we design our products and services to make it easier for our customers to trade. For example, to help our customers trade more profitably, we offer research without charge on aggregate trading trends, one-click trading (which enables customers to execute a trade with a single click after setting up preferred trading parameters) and price improvements for price changes that may occur between order placement and execution on all order types.

Further, we believe our transaction volume-based revenue is more stable and predictable than revenue derived from trading against customers. In addition, because we do not take market risk and do not extend credit to our customers unless they are fully collateralized, our regulatory capital requirements are significantly lower than those applicable to principal model brokers. As a result, we have more cash we can use to pursue our growth plans. Further, we believe our exposure to regulatory and reputational risk is reduced by avoiding the inherent conflict between the interests of the customer and those of the principal model broker.

Business model and proprietary technology designed to minimize risk and free capital for ongoing operations and expansion

One of our core business philosophies is to seek to minimize risk. In addition to the reduction of risk exposure that we believe results directly from utilizing an agency model, this philosophy is exemplified by the development and implementation of our margin monitoring technology. This technology reduces the risk that customers trading on margin could lose more than they deposit by checking their margins on every price update and account update and automatically closing open positions if a customer becomes at risk of going into a negative account balance. In addition, our platform receives prices from up to 25 FX market makers. By distributing our trading activity across multiple counterparties, we reduce the risk that the failure of an individual market maker will significantly impact the trading services we offer.

Proprietary and scalable technology platform and award-winning products

In the retail FX industry, the technology and infrastructure required to implement the agency model from customer trading screen through settlement is not widely available. We have built our proprietary technology platform over the last 11 years to handle the complete lifecycle of a FX trade, as well as customized connections to our network of FX market makers and a full suite of back office and administrative systems. Our platform is scalable and can handle sudden changes in the number of trades and increases in the number of customers. Our platform is also flexible, enabling us to add new instruments.

We offer our customers various trading alternatives based on customer sophistication, from beginner to expert, and modes of access, from smart phones to web-based interfaces to downloadable desktop applications. Our primary trading application is award-winning Trading Station II, a desktop application. We also offer Active Trader, an internet application targeted at active equity traders. We have also introduced a trading application designed for customers who create automated trading strategies, a growing and more active segment of the retail FX trading population. Additionally, we offer our customers services without charge to help them automate their trading strategies, connect their automated trading systems to our platform and to host their strategies on our platform.

Widely recognized brand and an in-house marketing organization driving new customer growth

We believe that we have built an in-house online marketing organization that has fueled consistent organic growth in customers at low acquisition costs through a combination of web properties and internet advertising. We believe that the FXCM brand is one of the most well-known, global brands in the retail FX industry, built through over $152 million in brand advertising expenditure since 2005. In 2009, our web properties attracted on average over 2.2 million unique visitors (which represents the number of visitors to our website for any one month less the number of repeat visitors during such month) and 19 million page views per month, as measured by Omniture, a web analytics application service. Among our most popular web properties is DailyFX.com, our research and news site that is staffed by a team of nine full time analysts who produce over 30 articles a day in three languages which are syndicated on over 80 sites globally, including Thomson Reuters and Yahoo!® Finance. DailyFX is one of the top three FX news and analysis websites, measured by Alexa, a website which provides traffic information for websites. We handle all aspects of the marketing process in-house, including strategy, design, placement, execution and performance measurement, allowing us to accurately measure the effectiveness of each campaign and optimize the use of our marketing and advertising expenses.

International reach and significant scale

For the nine months ended September 30, 2010, we generated approximately 76% of our customer trading volume from customers outside the United States. We are continuing to expand our presence globally, especially in Europe and the Middle East where we believe retail FX investors are growing increasingly aware of the advantages of the agency model.

We believe we are competitively advantaged by our significant scale. For example, we believe scale is a significant factor in a retail FX investor’s choice of broker and the amount of funds such investor is willing to deposit. As of September 30, 2010, total customer equity was $424.6 million, representing an increase of 32% over that as of September 30, 2009. Our scale in online advertising allows us to lock up coveted advertising inventory at favorable rates, lowering our customer acquisition costs. Further, our balance sheet scale enables us to meet minimum regulatory capital requirements across all of our jurisdictions. Our technology platform enables us to add customers organically or through acquisitions and service them from a single infrastructure with minimal additional costs.

Experienced leadership team

Our leadership team is comprised of experienced executives that have averaged over eight years of service with us. For example, Drew Niv and David Sakhai, our chief executive officer and our chief operating officer, respectively, are two of our original founding partners and have overseen the growth of our company since its founding in 1999 into a global firm with 14 offices in 11 different countries worldwide and more than 650 full-time employees.

Investment Risks

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include those associated with:

•	The impact on our business of existing and evolving legal and regulatory requirements. We operate in a heavily regulated environment in which legal and regulatory requirements are continuously evolving. As a result, our compliance costs may increase and our failure to comply with such existing or future laws and regulations may result in legal and regulatory actions and sanctions against us.

•	The risk that we are accepting customers from jurisdictions in which we are not properly registered or licensed or are not otherwise in compliance with legal or regulatory requirements. We have consulted with legal counsel in select jurisdictions for advice regarding our compliance with local laws and regulations. We have not similarly consulted with legal counsel in other jurisdictions which account for approximately 20% of our total retail customer trading volume. We are accordingly exposed to the risk that we may be found to be operating in jurisdictions without the required licenses or authorizations or without being in compliance with local legal or regulatory requirements. Furthermore, where we have taken legal advice we are exposed to the risk that our legal and regulatory analysis is determined to be incorrect.

•	The retail FX market has only recently become accessible to retail investors and, accordingly, we have a limited operating history upon which to evaluate our performance. Our prospects may be materially adversely affected by the risks, expenses and difficulties frequently encountered in the operation of a new business in a rapidly evolving industry characterized by intense competition and evolving regulatory oversight and rules.

•	The risk that our risk management policies and procedures may not be effective and could expose us to unidentified or unanticipated risks. We depend upon our risk management policies to identify, monitor and control a variety of risks. Some of our methods for managing risk are discretionary in nature and based upon internally developed controls and observed historical market behaviors. Such policies may not adequately prevent losses or anticipate changes in the market.

•	The risk of disruption or corruption of our proprietary technology. We rely on our proprietary technology to receive and properly process internal and external data. Any disruption or corruption of our proprietary technology may result in service interruptions or other negative consequences.

•	The susceptibility of our revenue and profitability to changes in domestic and international market and economic conditions. Our revenue and profitability are influenced by trading volume and currency volatility, which are directly impacted by disruption and volatility in domestic and international markets and economic conditions.

•	Our dependence on FX market makers to continually provide us with FX market liquidity. We rely on third party market makers to provide us with FX market liquidity. In the event that we no longer have access to the levels of liquidity we currently have, we may be unable to provide competitive FX trading services, which will materially adversely affect our business, financial condition and result of operations and cash flows.

•	The risk of default by financial institutions that hold our funds and our customers’ funds. We are not required to segregate customer funds from our own funds, and in the event of insolvency of one or more of the financial institutions with whom we have deposited these funds, both we and our customers may not be able to recover our funds.

•	The loss of our key personnel. Our continued success is dependent upon the retention of key employees with significant experience in the FX industry who have made significant contributions to our business and operations.

•	The risk associated with our existing owners’ control of FXCM Inc. Immediately following this offering and the application of net proceeds from this offering, our existing owners will control FXCM Inc., and their interests may differ from those of our public shareholders.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.

Our Growth Strategy

Continue to use our global brand and marketing to drive organic customer growth

We intend to continue to use our brand and our sales and marketing efforts to increase penetration of the growing retail FX market. In existing markets, where we believe the FXCM brand is widely recognized, we are increasing the effectiveness of our campaigns and lowering the costs of acquisition per account. In markets where our penetration is low, such as Europe, we are increasing our marketing expenditure and expanding our physical presence with sales offices. Since April 2009, we have opened offices in Athens, Berlin, Dubai and Milan to accelerate our penetration in these markets.

Make selected acquisitions to expand our customer base or add presence in markets where we have low penetration

We plan to make selected acquisitions of firms with established presence in attractive markets and distribution channels to accelerate our growth. On October 1, 2010, we completed our acquisition of ODL, a London-based broker dealer of retail FX, contracts-for-difference, or CFDs, spread betting (where customers take a position against the value of an underlying financial instrument moving either upward or downward in the market), and equity options. Our acquisition of ODL is designed to increase our profile in the U.K. market and accelerate our growth in continental Europe, utilizing ODL’s relationships and sales force. We expect the retail FX industry to continue to consolidate, providing us with additional acquisition opportunities.

Expand our range of products to add new customers and increase revenues from existing customers

We have an established history of introducing new products. For instance, we introduced our Active Trader platform for our high volume customers in February 2009, the trading of CFDs in September 2009, mobile trading in March 2010 and Strategy Trader in August 2010. We plan to introduce additional products in the future. We are also making investments in our technology platform to meet the demands of our customers that we believe will increase our share of the trading volumes of active and institutional FX customers.

Capture market share from competitors who are unable to keep pace with increasingly demanding regulatory requirements

Over the past three years, we believe that regulatory changes and compliance requirements have in part led to a reduction in the number of retail FX brokers. We expect that increased regulatory compliance requirements will cause additional firms to leave individual markets or exit the industry and believe that this will present additional opportunities for the remaining firms, especially agency model firms like us, to increase market share organically or through acquisitions.

Our Structure

Following this offering, FXCM Inc. will be a holding company and its sole asset will be a controlling equity interest in FXCM Holdings, LLC. FXCM Inc. will operate and control all of the business and affairs and consolidate the financial results of FXCM Holdings, LLC and its subsidiaries. Prior to the completion of this offering, the limited liability company agreement of FXCM Holdings, LLC will be amended and restated to, among other things, modify its capital structure by reclassifying the interests currently held by our existing owners into a single new class of units that we refer to as “Holdings Units.” We and our existing owners will also enter into an exchange agreement under which they (or certain permitted transferees thereof) will have the right, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement), to exchange their Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions — Exchange Agreement”.

Following this offering, each of our existing owners will hold one share of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of FXCM Inc. that is equal to the aggregate number of Holdings Units of FXCM Holdings, LLC held by such holder, subject to customary adjustments for stock splits, stock dividends and reclassifications.

As described under the caption “Use of Proceeds,” FXCM Inc. intends to use a portion of the proceeds from this offering to purchase Holdings Units from our existing owners. Assuming that the shares of Class A common stock to be sold in this offering are sold at $14.00 per share, which is the midpoint of the range on the front cover of this prospectus, at the time of this offering, FXCM Inc. will purchase from our existing owners 11,260,000 Holdings Units for an aggregate of $147.4 million (or 13,519,000 Holdings Units for an aggregate of $177.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Of this amount, the following table sets forth the amounts that will be received by our significant equityholders and their respective affiliated entities and by our directors and officers and their respective personal planning vehicles.

	Assuming Underwriters’ Option is Not Exercised		Assuming Underwriters’ Option is Exercised in Full
	Number of Holdings		Number of Holdings
	Units Sold	Proceeds	Units Sold	Proceeds

Entities affiliated with Long Ridge Equity Partners	640,609	$8,968,526	781,674	$10,943,436
Lehman Brothers Holding Inc.	1,126,919	$15,776,866	1,375,073	$19,251,022
Michel Daher	1,511,349	$21,158,886	1,844,157	$25,818,198
Michael Romersa	1,271,104	$17,795,456	1,551,008	$21,714,112
Drew Niv	1,880,007	$26,320,098	2,293,997	$32,115,958
David Sakhai	1,271,104	$17,795,456	1,551,008	$21,714,112
William Ahdout	632,298	$8,852,172	632,298	$8,852,172
James Brown	194,392	$2,721,488	237,198	$3,320,772
Kenneth Grossman	534,759	$7,486,626	571,234	$7,997,276
Eduard Yusupov	1,669,509	$23,373,126	2,037,145	$28,520,030

The diagram below depicts our current organizational structure.

The diagram below depicts our organizational structure immediately following this offering.

See “Organizational Structure.”

The Offering

Class A common stock offered by FXCM Inc.	15,060,000 shares.

Over-allotment option	2,259,000 shares.

Class A common stock outstanding after giving effect to this offering	15,060,000 shares (or 75,300,000 shares if all outstanding Holdings Units held by our existing owners were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Class B common stock outstanding after giving effect to this offering	26 shares, or one share for each holder of Holdings Units (other than FXCM Inc.).

Voting power held by holders of Class A common stock after giving effect to this offering	20.0% (or 100% if all outstanding Holdings Units held by our existing owners were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power held by holders of Class B common stock after giving effect to this offering	80.0% (or 0% if all outstanding Holdings Units held by our existing owners were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Use of proceeds	We estimate that the net proceeds to FXCM Inc. from this offering, after deducting estimated underwriting discounts, will be approximately $197.1 million (or $226.7 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). FXCM Holdings, LLC will bear or reimburse FXCM Inc. for all of the expenses of this offering, which we estimate will be approximately $6.8 million.

FXCM Inc. intends to use $49.7 million of these proceeds to purchase newly-issued Holdings Units from FXCM Holdings, LLC, as described under “Organizational Structure — Offering Transactions.” We intend to cause FXCM Holdings, LLC to use these proceeds to increase our working capital, to fund acquisitions of small- to mid-sized retail FX firms that we may identify in the future and for general corporate purposes.

FXCM Inc. intends to use the remaining net proceeds from this offering, or $147.4 million (or $177.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), to purchase Holdings Units from our existing owners, including members of our senior management, as described under “Organizational Structure — Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for information regarding the proceeds from this offering that will be paid to our directors and named executive officers.

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Following the Offering Transactions, each of our existing owners will hold one share of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of FXCM Inc. that is equal to the aggregate number of Holdings Units of FXCM Holdings, LLC held by such holder, subject to customary adjustments for stock splits, stock dividends and reclassifications. See “Description of Capital Stock — Common Stock — Class B Common Stock.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend policy	The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including FXCM Holdings, LLC) to us, and such other factors as our board of directors may deem relevant.

FXCM Inc. is a holding company and has no material assets other than its ownership of Holdings Units in FXCM Holdings, LLC. We intend to cause FXCM Holdings, LLC to make distributions to FXCM Inc. in an amount sufficient to cover cash dividends, if any, declared by us. If FXCM Holdings, LLC makes such distributions to FXCM Inc., the other holders of Holdings Units will be entitled to receive equivalent distributions.

Exchange rights of holders of Holdings Units	Prior to this offering we will enter into an exchange agreement with our existing owners so that they may, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement), exchange their Holdings Units for shares of Class A common stock of FXCM Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions — Exchange Agreement.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Proposed New York Stock Exchange symbol	“FXCM”

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect:

•	2,259,000 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from us;

•	60,240,000 shares of Class A common stock issuable upon exchange of 60,240,000 Holdings Units (or, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, 57,981,000 shares of Class A common stock issuable upon exchange of 57,981,000 Holdings Units) that will be held by our existing owners immediately following this offering; or

•	11,295,000 shares of Class A common stock that may be granted under the FXCM Inc. 2010 Long Term Incentive Plan, or Long Term Incentive Plan, including 7,530,000 shares issuable upon the exercise of stock options that we intend to grant to our employees and 85,890 shares issuable upon the exercise of stock options that we intend to grant to our outside directors at the time of this offering. See “Management — Long Term Incentive Plan,” “— IPO Date Stock Option Awards” and “— Director Compensation.”

See “Pricing Sensitivity Analysis” to see how some of the information presented above would be affected by an initial public offering price per share of Class A common stock at the low-, mid- and high-points of the price range indicated on the front cover of this prospectus or if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

FXCM Inc. was incorporated in Delaware on August 10, 2010. Our principal executive offices are located at 32 Old Slip, New York, NY 10005 and our telephone number is (646) 432-2986.

Summary Historical Consolidated Financial and Other Data

The following summary historical consolidated financial and other data of FXCM Holdings, LLC should be read together with “Organizational Structure,” “Unaudited Pro Forma Consolidated Financial Information,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus. FXCM Holdings, LLC will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering.

We derived the summary historical consolidated statements of operations and comprehensive income data of FXCM Holdings, LLC for each of the years ended December 31, 2009, 2008 and 2007 and the summary historical consolidated statements of financial condition data as of December 31, 2009 and 2008 from the audited consolidated financial statements of FXCM Holdings, LLC which are included elsewhere in this prospectus, and derived the summary historical combined statement of operations and comprehensive income for each of the years ended December 31, 2006 and 2005 and the summary historical combined statement of financial condition data as of December 31, 2006 and 2005 and the summary historical consolidated statements of financial condition data as of December 31, 2007 from the audited financial statements of FXCM Holdings, LLC, which are not included in this prospectus. The consolidated statements of operations and comprehensive income data for the nine months ended September 30, 2010 and 2009, and the consolidated statements of financial condition data as of September 30, 2010 and 2009 have been derived from unaudited consolidated financial statements of FXCM Holdings, LLC included elsewhere in this prospectus. The unaudited consolidated financial statements of FXCM Holdings, LLC have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations for all periods presented.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007(1)	2006(1)(2)	2005(2)
	(In thousands)

Consolidated Statements of Operations and Comprehensive Income Data
Revenues
Retail trading revenue	$234,608	$225,231	$291,668	$281,385	$144,935	$131,950	$215,672
Institutional trading revenue	20,779	15,367	21,107	18,439	11,695	5,610	95
Interest income	1,493	922	1,289	9,085	16,357	11,112	4,501
Other income	7,273	6,581	8,666	13,731	11,535	16,000	2,183

Total revenues	264,153	248,101	322,730	322,640	184,522	164,672	222,451

Expenses
Referring broker fees	61,680	60,787	76,628	64,567	33,211	51,360	49,420
Compensation and benefits	52,325	45,943	62,588	54,578	53,575	48,669	33,281
Advertising and marketing	16,916	24,351	29,355	24,629	27,846	28,223	25,595
Communication and technology	19,171	17,597	24,026	21,311	17,836	13,773	7,914
General and administrative	25,792	18,550	26,453	20,247	17,037	20,917	22,604
Depreciation and amortization	5,292	4,800	6,542	6,095	7,364	6,732	4,326
Interest expense	78	100	125	2,168	1,374	34	23

Total expenses	181,254	172,128	225,717	193,595	158,243	169,708	143,163

Income (loss) before income taxes	82,899	75,973	97,013	129,045	26,279	(5,036)	79,288
Income tax provision	3,517	7,633	10,053	8,872	3,120	1,720	1,372

Net income (loss)	$79,382	$68,340	$86,960	$120,173	$23,159	$(6,756)	$77,916

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007(1)	2006(1)(2)	2005(2)
	(In thousands)

Other comprehensive income
Foreign currency translation gain (loss)	$226	$(162)	$452	$1	$—	$—	$—

Total comprehensive income (loss)	$79,608	$68,178	$87,412	$120,174	$23,159	$(6,756)	$77,916

Consolidated Statements of Financial Condition Data — End of Period
Cash and cash equivalents	$124,109	$128,668	$139,858	$179,967	$131,799	$67,631	$75,605
Cash and cash equivalents, held for customers	$424,597	$321,438	$353,825	$253,391	$315,440	$253,257	$202,554
Total assets	$591,960	$474,584	$517,936	$451,044	$472,564	$364,636	$301,611
Customer account liabilities	$424,597	$321,438	$353,825	$253,391	$315,440	$253,257	$202,554
Total equity	$139,672	$115,831	$130,788	$140,454	$96,280	$93,851	$89,902

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except as noted)

Selected Operational Data
Net account additions(3)	34,107	24,733	33,857	56,832	11,090	6,739	10,036
— Standard account	28,499	10,773	16,944	19,357	11,090	6,739	10,036
— Micro account(4)	5,608	13,960	16,913	37,466	—	—	—
Total tradeable accounts(5)	174,672	131,441	140,565	106,708	49,885	38,795	32,056
— Standard account	114,685	80,015	86,186	69,242	49,885	38,795	32,056
— Micro account(4)	59,987	51,426	54,379	37,466	—	—	—
Total active accounts(6)	134,478	115,734	116,919	86,149	59,541	69,661	55,752
Total customer trading volume (dollars in billions)	$2,342	$2,669	$3,504	$2,901	$1,729	$2,100	$1,413
Trading days in period	194	194	259	260	259	260	260
Daily average trades	314,375	358,519	347,104	165,063	70,714	76,771	60,752
Daily average trades per active account(7)	2.5	3.6	3.4	2.3	1.1	1.2	1.1
Retail trading revenue per million traded	$100	$84	$83	$97	$84	$63	$153
Total customer equity(8)	$424,597	$321,438	$353,825	$253,391	$315,440	$253,257	$202,554
Capital in excess of regulatory requirements(9)	$102,794	$87,012	$96,904	$127,030	$75,650	$79,640	$72,457
Customer trading volume by region (dollars in billions)
Asia	$830	$943	$1,216	$800	$383	$668	$490
United States	566	843	1,069	1,010	680	800	494
EMEA	532	599	781	551	347	420	296
Rest of World	414	284	438	540	318	212	133

Total	$2,342	$2,669	$3,504	$2,901	$1,729	$2,100	$1,413

(1)	In 2005, a shareholder and white label (a firm that offers FX trading services to their customers on our platform under their own brand in exchange for a revenue sharing arrangement with us) of FXCM declared bankruptcy, at the time representing approximately 40% of total revenues, resulting in a significant disruption in the business that led in large part to the reduction in revenues and the loss recorded in 2006. As a response to such bankruptcy and its effects on the business, our senior management initiated fundamental changes to our business model, including the decision to transition to an agency model, which became fully operational in July 2007.

(2)	Financial statements at December 31, 2006 and 2005 and for the year then ended were prepared on a combined basis. FXCM Holdings, LLC was organized in January 2007 for the purpose of consolidating the Forex Capital Markets group of companies under common management. These companies were comprised of Forex Capital Markets LLC, FXCM Canada, Ltd. and Forex Trading LLC, the latter of which was the parent company of Forex Capital Markets Limited and FXCM Asia Limited. This group of companies, absent the holding company structure or a common parent, issued audited financial statements on a combined basis as of and for the years ended December 31, 2005 and 2006. The group of companies represented affiliated entities that operated in the similar capacity of online foreign currency trading. They shared common management and functioned in a number of countries under various regulatory environments. Since the operations were all interrelated, it was deemed appropriate to present the financial statements on a combined basis as it best reflected the financial condition and the result of operations of the group as a whole.

(3)	Net account additions represents new accounts funded less accounts closed by our customers.

(4)	Micro accounts are accounts with limited customer service and permitted to trade in very small lot sizes; this account option was introduced in June 2008.

(5)	Prior to June 2008, a tradeable account represents an account that had funds of $110 or more to place a trade in accordance with firm policies. After the introduction of Micro in June 2008, a tradeable account represents an account that has funds of $11 or more to place a trade in accordance with firm policies.

(6)	An active account represents an account that has traded at least once in the previous 12 months.

(7)	Daily average trades per active account represents the total daily average trades per average active account in period.

(8)	Total customer equity represents the total amount of cash and unrealized profit (loss) as of that date in all our customer accounts.

(9)	Capital in excess of regulatory requirements represents total consolidated capital less the sum of the minimum requirements of our regulated operating subsidiaries.

RISK FACTORS

An investment in shares of our Class A common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our Class A common stock.

Risks Related to Our Business

The FX market has only recently become accessible to retail investors and, accordingly, we have a limited operating history upon which to evaluate our performance.

The FX market has only recently become accessible to retail investors. Prior to 1996, retail investors generally did not directly trade in the FX market, and we believe most current retail FX traders only recently viewed currency trading as a practical alternative investment class. Our FX trading operations were launched in 1999, at which time we began offering FX trading services domestically and internationally. Accordingly, we have a limited operating history in a relatively new international retail FX trading market upon which you can evaluate our prospects and future performance. Our prospects may be materially adversely affected by the risks, expenses and difficulties frequently encountered in the operation of a new business in a rapidly evolving industry characterized by intense competition and evolving regulatory oversight and rules.

Our revenue and profitability are influenced by trading volume and currency volatility, which are directly impacted by domestic and international market and economic conditions that are beyond our control.

In the past few years, there has been significant disruption and volatility in the global financial markets and economic conditions, and many countries, including the United States, have been in an economic slowdown. Our revenue is influenced by the general level of trading activity in the FX market. Our revenue and operating results may vary significantly from period to period due primarily to movements and trends in the world’s currency markets and to fluctuations in trading levels. We have generally experienced greater trading volume and higher revenue in periods of volatile currency markets. In the event we experience lower levels of currency volatility, our revenue and profitability will likely be negatively affected.

In the first four months of 2010, volatility in the foreign currency market was moderate, continuing a trend that had started in April 2009. In May 2010, volatility increased in response to the Greek debt crisis and fears that the economic slowdown would continue or potentially worsen. As a result, during the month of May 2010, we saw an increase in volumes, deposits, new accounts and retail and institutional revenues. Volatility decreased in June 2010 and has returned to moderate levels. Significant swings in market volatility as experienced in May 2010 can increase volumes and attract new customers but can also result in increased customer trading losses, higher turnover and reduced trading volume for future months.

Like other financial services firms, our business and profitability are directly affected by factors that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in the volume of foreign currency transactions, changes in supply and demand for currencies, movements in currency exchange rates, changes in the financial strength of market participants, legislative and regulatory changes, changes in the markets in which such transactions occur, changes in how such transactions are processed and disruptions due to terrorism, war or extreme weather events. Any one or more of these factors, or other factors, may adversely affect our business and results of operations and cash flows. A weakness in equity markets, such as the current economic slowdown causing a reduction in trading volume in U.S. or foreign securities and derivatives, could result in reduced trading activity in the FX market and therefore could have a material adverse effect on our business, financial condition and results of operations and cash flows. As a result, period to period comparisons of our operating results may not be meaningful and our future operating results may be subject to significant fluctuations or declines.

Our risk management policies and procedures may not be effective and may leave us exposed to unidentified or unexpected risks.

We are dependent on our risk management policies and the adherence to such policies by our trading staff. Our policies, procedures and practices are used to identify, monitor and control a variety of risks, including risks related to human error, customer defaults, market movements, fraud and money-laundering. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical changes in market prices. Our risk management methods also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures. In addition, we may elect to adjust our risk management policies to allow for an increase in risk tolerance, which could expose us to the risk of greater losses. Our risk management methods rely on a combination of technical and human controls and supervision that are subject to error and failure. These methods may not protect us against all risks or may protect us less than anticipated, in which case our business, financial condition and results of operations and cash flows may be materially adversely affected.

We depend on our proprietary technology. Any disruption or corruption of our proprietary technology or our inability to maintain technological superiority in our industry could have a material adverse effect on our business, financial condition and results of operations and cash flows. We may experience failures while developing our proprietary technology.

We rely on our proprietary technology to receive and properly process internal and external data. Any disruption for any reason in the proper functioning, or any corruption, of our software or erroneous or corrupted data may cause us to make erroneous trades, accept customers from jurisdictions where we do not possess the proper licenses, authorizations or permits, or require us to suspend our services and could have a material adverse effect on our business, financial condition and results of operations and cash flows. For example, our technology platform includes a real time margin-watcher feature to ensure that open positions are automatically closed out if a customer becomes at risk of going into a negative balance on his or her account. Any disruption or corruption of this feature would subject us to the risk that amounts owed to us by such customer exceed the collateral in such customer’s account, and our policy is generally not to pursue claims for negative equity against our customers.

In order to remain competitive, we need to continuously develop and redesign our proprietary technology. In doing so, there is an ongoing risk that failures may occur and result in service interruptions or other negative consequences, such as slower quote aggregation, slower trade execution, erroneous trades, or mistaken risk management information.

Our success in the past has largely been attributable to our proprietary technology that has taken us many years to develop. We believe our proprietary technology has provided us with a competitive advantage relative to many FX market participants. If our competitors develop more advanced technologies, we may be required to devote substantial resources to the development of more advanced technology to remain competitive. The FX market is characterized by rapidly changing technology, evolving industry standards and changing trading systems, practices and techniques. We may not be able to keep up with these rapid changes in the future, develop new technology, realize a return on amounts invested in developing new technologies, and as such, may not remain competitive in the future.

System failures could cause interruptions in our services or decreases in the responsiveness of our services which could harm our business.

If our systems fail to perform, we could experience disruptions in operations, slower response times or decreased customer service and customer satisfaction. Our ability to facilitate transactions successfully and provide high quality customer service depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our systems also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We do not have fully redundant capabilities. While we currently maintain a disaster recovery plan, or DRP, which is intended to minimize service interruptions and secure data integrity, our DRP may not work effectively during an emergency. Any system failure that causes an interruption in our services, decreases the responsiveness of our services or affects access to our services could impair our reputation, damage our brand name and materially adversely affect our business, financial condition and results of operations and cash flows.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the United States and other jurisdictions to protect our proprietary technology, intellectual property rights and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants, and confidentiality agreements with other third parties. We also rigorously control access to our proprietary technology. It is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business.

Our cost structure is largely fixed. If our revenues decline and we are unable to reduce our costs, our profitability will be adversely affected.

Our cost structure is largely fixed. We base our cost structure on historical and expected levels of demand for our products and services, as well as our fixed operating infrastructure, such as computer hardware and software, hosting facilities and security and staffing levels. If demand for our products and services declines and, as a result, our revenues decline, we may not be able to adjust our cost structure on a timely basis and our profitability may be materially adversely affected.

We operate in a heavily regulated environment that imposes significant compliance requirements and costs on us. Failure to comply with the rapidly evolving laws and regulations governing our FX and other businesses may result in regulatory agencies taking action against us and significant legal expenses in defending ourselves, which could adversely affect our revenues and the way we conduct our business.

We are regulated by governmental bodies and/or self-regulatory organizations in a number of jurisdictions, including the United States, the United Kingdom (where regulatory passport rights have been exercised to operate in a number of European Economic Area jurisdictions), Hong Kong and Australia. As a result of our acquisition of ODL, which was consummated on October 1, 2010, we are also regulated in Japan. We are also exposed to substantial risks of liability under federal and state securities laws, federal commodity futures laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the Securities and Exchange Commission, or SEC, the Federal Reserve and state securities regulators.

Many of the regulations we are governed by are intended to protect the public, our customers and the integrity of the markets, and not necessarily our shareholders. Substantially all of our operations involving the execution and clearing of transactions in foreign currencies, CFDs, gold and silver and securities are conducted through subsidiaries that are regulated by governmental bodies or self-regulatory organizations. In the United States, we are principally regulated by the Commodity Futures Trading Commission, or CFTC, and the National Futures Association, or NFA. We are also regulated in all regions by applicable regulatory authorities and the various exchanges of which we are members. For example, we are regulated by the Financial Services Authority in the United Kingdom, or FSA, the Securities and Futures Commission in Hong Kong, or SFC, and the Australian Securities and Investment Commission in Australia, or ASIC, among others, and, as a result of our acquisition of ODL, the Kanto Local Finance Bureau in Japan, or KLFB. In addition, certain of our branch offices in Europe, while subject to local regulators, are regulated by the FSA with respect to, among other things, FX, CFDs and net capital requirements. These regulators and self-regulatory organizations regulate the conduct of our business in many ways and conduct regular examinations of our business to monitor our compliance with these regulations. Among other things, we are subject to regulation with regard to:

•	our sales practices, including our interaction with and solicitation of customers and our marketing activities;

•	the custody, control and safeguarding of our customers’ assets;

•	account statements, record-keeping and retention;

•	maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries;

•	making regular financial and other reports to regulators;

•	anti-money laundering practices;

•	licensing for our operating subsidiaries and our employees;

•	the conduct of our directors, officers, employees and affiliates; and

•	supervision of our business.

Compliance with these regulations is complicated, time consuming and expensive. Even minor, inadvertent irregularities can potentially give rise to claims that applicable laws and regulations have been violated. Failure to comply with all potentially applicable laws and regulations could lead to fines and other penalties which could adversely affect our revenues and our ability to conduct our business as planned. In addition, we could incur significant legal expenses in defending ourselves against and resolving actions or investigations by such regulatory agencies.

We accept customers from many jurisdictions in a manner which we believe does not require local registration, licensing or authorization. As a result, our growth may be limited by future restrictions in these jurisdictions and we remain at risk that we may be exposed to civil or criminal penalties or be required to cease operations if we are found to be operating in jurisdictions without the proper license or authorization or if we become subject to regulation by local government bodies.

Trading volume for 2009 with customers resident in jurisdictions in which we are not licensed or authorized by governmental bodies and/or self-regulatory organizations was in the aggregate about 55% of our total customer trading volume. We seek to deal with customers resident in foreign jurisdictions in a manner which does not breach any local laws or regulations where they are resident or require local registration, licensing or authorization from local governmental or regulatory bodies or self-regulatory organizations. We determine the nature and extent of services we can provide and the manner in which we conduct our business with customers resident in foreign jurisdictions based on a variety of factors.

In jurisdictions where we are not licensed or authorized, we are generally restricted from direct marketing to retail investors including the operation of a website specifically targeted to investors in a particular foreign jurisdiction. This restriction may limit our ability to grow our business in such jurisdictions or may result in increased overhead costs or lower service quality to customers in such jurisdictions. Accordingly, we currently have only a limited presence in a number of significant markets and may not be able to gain a significant presence there unless and until legal and regulatory barriers to international firms in certain of those markets are modified. Existing and future legal and regulatory requirements and restrictions may adversely impact our international expansion on an ongoing basis and we may not be able to successfully develop our business in a number of markets, including emerging markets, as we currently plan.

We have consulted with legal counsel in selected jurisdictions, including each jurisdiction in which residents of such jurisdiction account for one percent (1%) or greater of our total retail customer trading volume, for advice regarding whether we are operating in compliance with local laws and regulations (including whether we are required to be licensed or authorized) or, in some cases where licensing or authorization requirements could be read to be applicable to foreign dealers without a local presence, whether such requirements are generally not enforced. We have not similarly consulted with legal counsel in each of the other jurisdictions in which our customers reside, and trading volume from customers resident in these latter jurisdictions accounts for approximately 20% of our total retail customer trading volume. We are accordingly exposed to the risk that we may be found to be operating in jurisdictions without required licenses or authorizations or without being in compliance with local legal or regulatory requirements. Furthermore, where we have taken legal advice we are exposed to the risk that our legal and regulatory analysis is subsequently determined by a local regulatory agency or other authority to be incorrect and that we have not been in compliance with local laws or regulations (including local licensing or authorization requirements) and to the risk that the regulatory environment in a jurisdiction may change, including a circumstance where laws or regulations or licensing or authorization requirements that previously were not enforced become subject to enforcement. In any of these circumstances, we may be subject to sanctions, fines and restrictions on our business or other civil or criminal penalties and our contracts with customers may be void or unenforceable, which could lead to losses relating to restitution of client funds or principal risk on open positions. Any such action in one jurisdiction could also trigger similar actions in other jurisdictions. We may also be required to cease the conduct of our business with customers in any such jurisdiction and/or we may determine that compliance with the laws or licensing, authorization or other regulatory requirements for continuance of the business are too onerous to justify making the necessary changes to continue that business. In addition, any such event could impact our relationship with the regulators or self-regulatory organizations in the jurisdictions where we are subject to regulation, including our regulatory compliance or authorizations. If sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable legal requirements, guidelines or regulations, our financial condition and results of operations, and our reputation and ability to engage in business, may be materially adversely affected.

We evaluate our activities in relation to jurisdictions in which we are not currently regulated by governmental bodies and/or self-regulatory organizations on an ongoing basis. This evaluation may involve speaking with regulators, local counsel and referring brokers or white labels (firms that offer our trading services to their clients under their own brand name in exchange for a revenue sharing arrangement with us) operating in any such jurisdiction and reviewing published regulatory guidance and examining the licenses that any competing firms may have. As a result of these evaluations we may determine to alter our business practices in order to comply with legal or regulatory developments in such jurisdictions and, at any given time, are generally in various stages of updating our business practices in relation to various jurisdictions, including jurisdictions which account for one percent (1%) or less of our total retail customer trading volume. For example, we received a request from the Financial Services Agency, or JFSA, the regulatory authority responsible for the regulation of FX trading in Japan, that we submit a plan for coming into compliance with JFSA requirements with respect to transacting business with Japanese retail customers who register to trade with foreign entities not regulated by the JFSA. We have submitted a plan to transfer Japanese retail customers registered with any of our subsidiaries to our subsidiary, ODL Japan, which is regulated with the Kanto Local Financial Bureau in Japan. These customers represented approximately 5.7% of our total customer trading volume for the first nine months of 2010. As a result of transferring these clients to our Japanese regulated subsidiary, customers may decide to transact their business with a different FX broker which may adversely affect our revenue and profitability. We may also be subject to enforcement actions and penalties or customer claims.

We conduct our business within a heavily regulated environment and may be exposed to increased compliance costs or may be restricted from entering new markets as a result of extensive regulatory requirements.

The cost of compliance with international regulations may adversely increase our costs, affect our revenue and impede our ability to expand internationally. Since we operate our business internationally, we are subject to regulations in many different countries in which we operate. If we are required to comply with new regulations or new or different interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected, or the cost of compliance may make it difficult to expand into new international markets, or we may be liable for additional costs, which may be substantial.

The Canadian regulatory environment with respect to FX products is complex and evolving and subject to provincial and territorial differences. Although we are not currently subject to regulatory proceedings, our FX trading services may not be compliant with the regulations of all provinces and territories in Canada. We may be required to register our business in one or more provinces or territories, or to restructure our Canadian activities to be in compliance. Any such restructuring could negatively impact our profitability because, among other things, we may be required to share a portion of our revenue.

Approximately 6% of our total customer trading volume for the first nine months of 2010 was generated from customers located in Canada. In Canada, the securities and derivatives industry is governed locally by provincial or territorial legislation, and there is no national regulator. The regulation of FX products differs from province to province and territory to territory. For example, the provincial laws of British Columbia would require us to register as an investment dealer to offer our trading services directly. We previously conducted our business in British Columbia through an affiliate that was a registered exchange contract dealer with the British Columbia Securities Commission. We currently conduct our business in British Columbia through an arrangement with a registered investment dealer in Canada. In other provinces and territories in Canada, where we conduct the bulk of our Canadian business, we have historically provided our services directly from our U.S. facilities, without registering as a dealer in Canada.

We have received letters from local regulators in Quebec and Manitoba requesting information about our customers resident in such provinces. We have responded to both inquiries on a voluntary basis and to date have not received any further requests for supplemental information from regulators in Manitoba. We are presently engaged in discussions with the Autorité des marches financiers, or AMF, the regulatory authority responsible for the regulation of FX trading in Quebec, concerning the resolution of any alleged violations that may have occurred.

We are aware that local regulators in certain Canadian provinces and territories have begun to determine that FX trading services must be carried out through a registered investment dealer. Accordingly, we are evaluating the restructuring of our Canadian activities, including possible arrangements with registered investment dealers, to address these regulatory developments. We anticipate that our profitability in Canada will decrease significantly due to the restructuring of our Canadian activities because, among other things, we may have to share a portion of our revenue. In addition to the potential adverse effect on our results of operations as a result of a need to restructure our Canadian activities, we may also be subject to enforcement actions and penalties or customer claims in any province or territory where our FX trading operations are deemed to have violated local regulations in the past.

Servicing customers via the internet may require us to comply with the laws and regulations of each country in which we are deemed to conduct business. Failure to comply with such laws may negatively impact our financial results.

Since our services are available over the internet in foreign countries and we have customers residing in foreign countries, foreign jurisdictions may require us to qualify to do business in their country. We believe that the number of our customers residing outside of the United States will increase over time. We are required to comply with the laws and regulations of each country in which we conduct business, including laws and regulations currently in place or which may be enacted related to internet services available to their citizens from service providers located elsewhere. Any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction, which could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our failure to comply with regulatory requirements could subject us to sanctions and could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Many of the laws and regulations by which we are governed grant regulators broad powers to investigate and enforce compliance with their rules and regulations and to impose penalties and other sanctions for non-compliance. Our ability to comply with all applicable laws and regulations is dependent in large part on our internal compliance function as well as our ability to attract and retain qualified compliance personnel, which we may not be able to do. If a regulator finds that we have failed to comply with applicable rules and regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel, civil litigation or other sanctions, including, in some cases, increased reporting requirements or other undertakings, revocation of our operating licenses or criminal conviction. In 2007, the NFA filed a complaint against us and our chief executive officer alleging, among other things, that we were using deficient promotional material, had not established and implemented an adequate anti-money laundering program and failed to supervise the firm’s operations. As part of the settlement that resulted in the action being terminated, we neither admitted nor denied the allegations in the complaint and paid a fine of $175,000. Any disciplinary action taken against us could result in negative publicity, potential litigation, remediation costs and loss of customers which could have a material adverse effect on our business, financial condition and results of operations and cash flows.

In addition, since June 2010, the NFA has contacted a number of FX brokers, including us, requesting information regarding trade execution. We have also recently been contacted by the CFTC for similar information. Although we have complied, and continue to comply, with the NFA’s requests and are in the process of complying with the CFTC’s requests, we have not been formally notified whether or not the NFA or the CFTC intends to take any action against us with respect to our trade execution practices. Notwithstanding the foregoing, NFA has brought enforcement actions against two other FX brokers concerning their respective trade execution practices and has reached settlement agreements with both of them. Based on publicly available records, these settlements required payments by the other FX brokers of $459,000 and $320,000, respectively, and require them to refund to customers all losses incurred as a result of the improper trade execution practices identified. A similar enforcement action may be brought against us which could adversely affect our revenues and our ability to conduct our business as planned.

The regulatory environment in which we operate is subject to continual change. Changes in the regulatory environment could have a material adverse effect on our business, financial condition and results of operations and cash flows.

The legislative and regulatory environment in which we operate has undergone significant changes in the recent past and there may be future regulatory changes in our industry. The financial services industry in general has been subject to increasing regulatory oversight in recent years. The governmental bodies and self-regulatory organizations that regulate our business have proposed and may consider additional legislative and regulatory initiatives and may adopt new or revised laws and regulations. As a result, in the future, we may become subject to new regulations that may affect the way in which we conduct our business and may make our business less profitable. For example, a regulatory body may reduce the levels of leverage we are allowed to offer to our customers, which may adversely impact our business, financial condition and results of operations and cash flows. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.

For example, in August 2010, the CFTC released final rules relating to retail FX regarding, among other things, registration, disclosure, recordkeeping, financial reporting, minimum capital and other operational standards. Most significantly the regulations:

•	impose an initial minimum security deposit amount of 2% of the notional value for major currency pairs and 5% of the notional value for all other retail FX transactions and provide that the NFA will designate which currencies are “major currencies” and review, at least annually, major currency designations and security deposit requirements and adjust such designations and requirements as necessary in light of changes in the volatility of currencies and other economic and market factors;

•	provide that referring brokers must either meet the minimum net capital requirements applicable to futures and commodity options referring brokers or enter into a guarantee agreement with a CFTC-regulated FX dealer member, along with a requirement that such referring broker may be a party to only one guarantee agreement at a time;

•	require that the risk disclosure statement provided to every retail FX customer include disclosure of the number of non-discretionary accounts maintained by the futures commission merchant, or FCM, or retail foreign exchange dealer, or RFED, that were profitable and those that were not during the four most recent calendar quarters;

•	require us to ensure that our customers resident in the United States have accounts with our NFA-registered operating entity;

•	require that, FCMs and RFEDs are obligated when requoting prices to do so in a symmetrical fashion so that the requoted prices do not represent an increase in the spread from the initially quoted prices, regardless of the direction the market moves; and

•	prohibit the making of guarantees against loss to retail FX customers by FCMs, RFEDs and referring brokers and require that FCMs, RFEDs and referring brokers provide retail FX customers with enhanced written disclosure statements that, among other things, inform customers of the risk of loss.

The impact on us of these new regulations, which became effective on October 18, 2010, is uncertain. However, the inability to offer customers who are U.S. residents leverage in excess of 50-to-1 (as compared to 100-to-1 previously) may diminish the trading volume of these customers which may affect our revenue and profitability. In response to the requirement that our customers resident in the United States maintain trading accounts only with our CFTC-registered operating subsidiary, we have migrated all consenting U.S. resident customer accounts established with our foreign affiliates to our CFTC-regulated operating subsidiary. All other U.S. resident accounts not established with our CFTC-regulated operating subsidiary have been locked from trading pending further instructions from the account holders. However, in order to permit us to comply with the rules of the FSA regarding the transfer of client accounts, the process of migrating U.S. resident customer accounts held by our FSA-regulated operating subsidiary in the United Kingdom was not completed until October 29, 2010, eleven calendar days following the date on which the new regulations became effective. We informed the CFTC of this circumstance and are engaged in discussions with the CFTC concerning the resolution of any violation of the new regulations that may have occurred. While any such resolution could result in our being subject to a fine and other penalties, we do not expect that any such fine or other penalties will have a material adverse effect on our business, financial condition or results of operations. Further, we cannot guarantee that our migration of the accounts will be deemed acceptable under the requirements of the regulatory authorities from the jurisdictions from which they were moved. In addition, our customers may decide to transact their business with a FX broker who is not subject to this requirement, which may also affect our revenue and profitability.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, enacted in July 2010 will have broad effects on the derivatives markets generally. For example, this new law may affect the ability of FX market makers to do business or affect the prices and terms on which such market makers will do business with us. The Dodd-Frank Act may also affect the structure, size, depth and liquidity of the FX markets generally. These effects may adversely impact our ability to provide FX transactions to our customers and could have a material adverse affect on our business and profitability.

In the European Union, new laws have been proposed to regulate OTC derivatives. These proposals would, among other things, require mandatory central clearing of some derivatives, higher collateral requirements, and higher capital charges for bilaterally cleared OTC derivatives. These proposals are still at the consultation stage and detailed legislative proposals have not yet been published. Accordingly, it is difficult to ascertain what impact these proposals, once adopted, will have on our business, financial condition and results of operations and cash flows. If the products that we trade are subjected to mandatory central clearing, exchange trading, higher collateral requirements or higher capital charges, this may have an impact upon the economics of our business and thus have a material adverse effect on our business, financial condition and results of operations and cash flows.

Regulators in the European Union have also proposed stringent regulation of remuneration practices, including proposals to require 50% of variable remuneration to be paid in the form of shares or similar capital requirements, 40% to 60% of variable remuneration to be deferred, bonuses to be proportionate to fixed salary, and up-front cash bonuses to be capped at 20% of the total bonus (30% for particularly large bonuses). The U.K.’s FSA has introduced its own proposals to widen the application of its Remuneration Code to all firms subject to the Capital Requirements Directive and to include certain quantitative restrictions on bonuses in line with the European Union’s proposals. These proposals, if adopted, may constrain our ability to operate certain remuneration practices in relation to our operations in the U.K. and elsewhere in Europe.

In addition, Australia’s ASIC is considering new regulations which would limit any inappropriate advertising by the industry, provide disclosure benchmarks for over-the-counter CFD providers, and devise a policy on customer suitability.

These and other future regulatory changes could have a material adverse effect on our business and profitability and the FX industry as a whole.

In addition, the regulatory enforcement environment has created uncertainty with respect to certain practices or types of transactions that, in the past, were considered permissible and appropriate among financial services firms, but that later have been called into question or with respect to which additional regulatory requirements have been imposed. Legal or regulatory uncertainty and additional regulatory requirements could result in a loss of business.

We are required to maintain high levels of capital, which could constrain our growth and subject us to regulatory sanctions.

The CFTC, NFA and other U.S. and non-U.S. regulators have stringent rules requiring that we maintain specific minimum levels of regulatory capital in our operating subsidiaries that conduct our spot foreign exchange, CFDs, including contracts for gold, silver, oil and stock indices and securities business. As of December 31, 2009, on a separate company basis, we would have been required to maintain approximately $33.9 million of minimum net capital in the aggregate across all jurisdictions, representing a $20.4 million increase from our minimum net capital requirement at December 31, 2008. Regulators continue to evaluate and modify minimum capital requirements from time to time in response to market events and to improve the stability of the international financial system. For example, the FSA recently increased capital requirements in the United Kingdom and may do so again in the future. Additional revisions to this framework or new capital adequacy rules applicable to us may be proposed and ultimately adopted, which could further increase our minimum capital requirements in the future.

Even if regulators do not change existing regulations or adopt new ones, our minimum capital requirements will generally increase in proportion to the size of our business conducted by our regulated subsidiaries. As a result, we will need to increase our regulatory capital in order to expand our operations and increase our revenue, and our inability to increase our capital on a cost-efficient basis could constrain our growth. In addition, in many cases, we are not permitted to withdraw regulatory capital maintained by our subsidiaries without prior regulatory approval or notice, which could constrain our ability to allocate our capital resources most efficiently throughout our global operations. In particular, these restrictions could limit our ability to pay dividends or make other distributions on our shares and, in some cases, could adversely affect our ability to withdraw funds needed to satisfy our ongoing operating expenses, debt service and other cash needs.

Regulators monitor our levels of capital closely. We are required to report the amount of regulatory capital we maintain to our regulators on a regular basis, and to report any deficiencies or material declines promptly. While we expect that our current amount of regulatory capital will be sufficient to meet anticipated short-term increases in requirements, any failure to maintain the required levels of regulatory capital, or to report any capital deficiencies or material declines in capital could result in severe sanctions, including fines, censure, restrictions on our ability to conduct business and revocation of our registrations. The imposition of one or more of these sanctions could ultimately lead to our liquidation, or the liquidation of one or more of our subsidiaries.

The Basel Committee on Banking Supervision has proposed a new regime for regulatory capital and liquidity, known as Basel III. The proposals include more restricted definitions of what counts as eligible regulatory capital, liquidity standards, and reform of counterparty credit risk rules. These proposals, if adopted, may further increase our regulatory capital requirements.

Procedures and requirements of the PATRIOT Act and similar laws may expose us to significant costs or penalties.

As a financial services firm, we and our subsidiaries are subject to laws and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, that require that we know our customers and monitor transactions for suspicious financial activities. The cost of complying with the PATRIOT Act and related laws and regulations is significant. We face the risk that our policies, procedures, technology and personnel directed toward complying with the PATRIOT Act and similar laws and regulations are insufficient and that we could be subject to significant criminal and civil penalties or reputational damage due to noncompliance. Such penalties and subsequent remediation costs could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Due to the evolving nature of financial regulations in certain jurisdictions of the world, our operations may be disrupted if a regulatory authority deems them inappropriate and requires us to comply with additional regulatory requirements.

The legislative and regulatory environment in which we operate has undergone significant changes in the recent past and there may be future regulatory changes affecting our industry. The financial services industry in general has been subject to increasing regulatory oversight in various jurisdictions throughout the world. We have benefited from recent regulatory liberalization in several emerging markets in developing regions enabling us to increase our presence in those markets. Our ability to continue to expand our presence in these regions, however, will depend to a large extent upon continued evolution of the regulatory environment in these several markets, and there is no assurance that favorable regulatory trends will continue. Moreover, we currently have only a limited presence in a number of significant markets and may not be able to gain a significant presence there unless and until regulatory barriers to international firms in certain of those markets are modified. Consequently, our recent success in various regions may not continue or we may not be able to develop our business in emerging markets as we currently plan. To the extent current activities are deemed inappropriate, we may incur a disruption in services offered to current customers as we are forced to comply with additional regulations.

Attrition of customer accounts and failure to attract new accounts could have a material adverse effect on our business, financial condition and results of operations and cash flows. Even if we do attract new customers, we may fail to attract the customers in a cost-effective manner, which could materially adversely affect our profitability and growth.

Our customer base is primarily comprised of individual retail customers. Although we offer products and tailored services designed to educate, support and retain our customers, our efforts to attract new customers or reduce the attrition rate of our existing customers may not be successful. If we are unable to maintain or increase our customer retention rates or generate a substantial number of new customers in a cost-effective manner, our business, financial condition and results of operations and cash flows would likely be adversely affected. For the year ended December 31, 2009, we incurred advertising and marketing expenses of $29.4 million. Although we have spent significant financial resources on advertising and marketing expenses and plan to continue to do so, these efforts may not be a cost-effective way to attract new customers. In particular, we believe that rates for desirable advertising and marketing placements, including online, search engine, print and television advertising fell in 2008 and 2009 due to the overall economic slow-down and are likely to increase in the foreseeable future. As a result, we may be disadvantaged relative to our larger competitors in our ability to expand or maintain our advertising and marketing commitments, which may raise our customer acquisition costs. Additionally, our advertising and marketing methods are subject to regulation by the CFTC and NFA. The rules and regulations of these organizations impose specific limitations on our sales methods, advertising and marketing. If we do not achieve our advertising objectives, our profitability and growth may be materially adversely affected.

We are subject to litigation risk which could adversely affect our reputation, business, financial condition and results of operations and cash flows.

Many aspects of our business involve risks that expose us to liability under U.S. federal and state laws, as well as the rules and enforcement efforts of our regulators and self-regulatory organizations worldwide. These risks include, among others, disputes over trade terms with customers and other market participants, customer losses resulting from system delay or failure and customer claims that we or our employees executed unauthorized transactions, made materially false or misleading statements or lost or diverted customer assets in our custody. We may also be subject to regulatory investigation and enforcement actions seeking to impose significant fines or other sanctions, which in turn could trigger civil litigation for our previous operations that may be deemed to have violated applicable rules and regulations in various jurisdictions.

The volume of claims and the amount of damages and fines claimed in litigation and regulatory proceedings against financial services firms have been increasing, particularly in the current environment of heightened scrutiny of financial institutions. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied customers may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business expands.

Litigation may also arise from disputes over the exercise of our rights with respect to customer accounts. Although our customer agreements generally provide that we may exercise such rights with respect to customer accounts as we deem reasonably necessary for our protection, our exercise of these rights may lead to claims by customers that we did so improperly.

Even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our customers, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition and results of operations and cash flows.

We may be subject to customer litigation, financial losses, regulatory sanctions and harm to our reputation as a result of employee misconduct or errors that are difficult to detect and deter.

There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Our employees could execute unauthorized transactions for our customers, use customer assets improperly or without authorization, carry out improper activities on behalf of customers or use confidential customer or company information for personal or other improper purposes, as well as misrecord or otherwise try to hide improper activities from us.

In addition, employee errors, including mistakes in executing, recording or reporting transactions for customers, may cause us to enter into transactions that customers disavow and refuse to settle. Employee errors expose us to the risk of material losses until the errors are detected and the transactions are reversed. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms. Further, such errors may be more likely to occur in the aftermath of any acquisitions during the integration of or migration from technological systems.

Misconduct by our employees or former employees could subject us to financial losses or regulatory sanctions and seriously harm our reputation. It may not be possible to deter or detect employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases. Our employees may also commit good faith errors that could subject us to financial claims for negligence or otherwise, as well as regulatory actions.

Misconduct by employees of our customers can also expose us to claims for financial losses or regulatory proceedings when it is alleged we or our employees knew or should have known that an employee of our customer was not authorized to undertake certain transactions. Dissatisfied customers can make claims against us, including claims for negligence, fraud, unauthorized trading, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by associated persons and failures in the processing of transactions.

Any restriction in the availability of credit cards as a payment option for our customers could adversely affect our business, financial condition and results of operations and cash flows.

We currently allow our customers to use credit cards to fund their accounts with us, and over 81% of our customers elected to fund their accounts in this manner during 2009. There is a risk that in the future, new regulations or credit card issuing institutions may restrict the use of credit and debit cards as a means to fund accounts used to trade in investment products. The elimination or a reduction in the availability of credit cards as a means to fund customer accounts, particularly for our customers residing outside the United States, could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our customer accounts may be vulnerable to identity theft and credit card fraud.

Credit card issuers have adopted credit card security guidelines as part of their ongoing efforts to prevent identity theft and credit card fraud. We continue to work with credit card issuers to ensure that our services, including customer account maintenance, comply with these rules. There can be no assurances, however, that our services are fully protected from unauthorized access or hacking. If there is unauthorized access to credit card data that results in financial loss, we may experience reputational damage and parties could seek damages from us.

In the current environment facing financial services firms, a firm’s reputation is critically important. If our reputation is harmed, or the reputation of the online financial services industry as a whole or retail FX industry is harmed, our business, financial condition and results of operations and cash flows may be materially adversely affected.

Our ability to attract and retain customers and employees may be adversely affected if our reputation is damaged. If we fail, or appear to fail, to deal with issues that may give rise to reputation risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, customer data protection, record-keeping, sales and trading practices, and the proper identification of the legal, credit, liquidity, operational and market risks inherent in our business. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines and penalties. Any such sanction would materially adversely affect our reputation, thereby reducing our ability to attract and retain customers and employees.

In addition, our ability to attract and retain customers may be adversely affected if the reputation of the online financial services industry as a whole or retail FX industry is damaged. In recent years, a number of financial services firms have suffered significant damage to their reputations from highly publicized incidents that in turn resulted in significant and in some cases irreparable harm to their business. The perception of instability within the online financial services industry could materially adversely affect our ability to attract and retain customers.

The loss of members of our senior management could compromise our ability to effectively manage our business and pursue our growth strategy.

We rely on members of our senior management to execute our existing business plans and to identify and pursue new opportunities. Our chief executive officer, Mr. Drew Niv, has been our chief executive officer since our founding and was one of our founders. Certain others on our management team have been with us for most of our history and have significant experience in the FX industry. Our continued success is dependent upon the retention of these and other key executive officers and employees, as well as the services provided by our trading staff, technology and programming specialists and a number of other key managerial, marketing, planning, financial, technical and operations personnel. The loss of such key personnel could have a material adverse effect on our business. In addition, our ability to grow our business is dependent, to a large degree, on our ability to retain such employees.

Our acquisition of ODL may adversely affect our business, and new acquisitions or joint ventures that we may pursue could present unforeseen integration obstacles.

We completed our acquisition of ODL, a London-based broker dealer of FX, CFDs, spread betting, stocks and options with substantial business in U.K. and Europe on October 1, 2010. The process of integrating ODL’s operations with ours may require a disproportionate amount of resources and management attention as the acquisition will increase the geographic footprint of our operations, especially in Europe and the Middle East. Any substantial diversion of management attention or difficulties in operating the combined business could affect our ability to achieve operational, financial and strategic objectives. The unsuccessful integration of ODL’s operations with ours may also have adverse short-term effects on reported operating results and may lead to the loss of key personnel. In addition, ODL’s customers may react unfavorably to the combination of our businesses or we may be exposed to additional liabilities of the combined business, both of which could materially adversely affect our revenue and results of operations.

We may also pursue new acquisitions or joint ventures that could present integration obstacles or costs. We may not realize any of the benefits we anticipated from the strategy and we may be exposed to additional liabilities of any acquired business, any of which could materially adversely affect our revenue and results of operations. In addition, future acquisitions or joint ventures may involve the issuance of additional Holdings Units or shares of our Class A common stock, which would dilute your ownership.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

For example, in the past year, we introduced trading in contracts-for-difference, or CFDs. Through our acquisition of ODL, we increased the size of our CFD business and added spread betting and equity options. We face the same risks with these products that we face in our FX trading business including market risk, counterparty risk, liquidity risk, technology risk, third party risk and risk of human error. Furthermore, the volatility of the CFD and spread betting markets may have an adverse impact on our ability to maintain profit margins similar to the profit margins we have realized with respect to FX trading. The introduction of these and other potential financial products also poses a risk that our risk management policies, procedures and practices, and the technology that supports such activities, will be unable to effectively manage these new risks to our business. In addition, these offerings may be subject to regulation under applicable securities or other consumer protection laws. Our non-U.S. subsidiaries, ODL Securities Limited and Forex Capital Markets Limited (which are licensed with the Financial Services Authority in the United Kingdom), FXCM Australia Limited (which is licensed with the Australian Securities and Investment Commission) and ODL Securities K.K. (Japan) (which is licensed with the Kanto Local Finance Bureau) offer and sell CFDs outside the United States in compliance with applicable local regulatory requirements. CFDs are not and may not be offered in the United States by us and are not eligible for resale to U.S. persons. They are not registered with the Securities and Exchange Commission or any U.S. regulator. CFDs may not be enforceable in the United States. In the event that an offer or sale of CFDs by our non-U.S. subsidiaries was to constitute an offer or sale of securities subject to the U.S. federal securities laws or swaps, futures, forwards or other instruments over which the CFTC has, or under the Dodd-Frank Act, will have jurisdiction, we would be required to comply with such U.S. laws with respect to such offering. In that event, we may determine that it would be too onerous or otherwise not feasible for us to continue such offers or sales of CFDs. We currently derive less than 4% of our revenues from our CFD business.

We may be unable to effectively manage our rapid growth and retain our customers.

The rapid growth of our business during our short history has placed significant demands on our management and other resources. If our business continues to grow at a rate consistent with our historical growth, we may need to expand and upgrade the reliability and scalability of our transaction processing systems, network infrastructure and other aspects of our proprietary technology. We may not be able to expand and upgrade our technology systems and infrastructure to accommodate such increases in our business activity in a timely manner, which could lead to operational breakdowns and delays, loss of customers, a reduction in the growth of our customer base, increased operating expenses, financial losses, increased litigation or customer claims, regulatory sanctions or increased regulatory scrutiny.

In addition, due to our rapid growth, we will need to continue to attract, hire and retain highly skilled and motivated officers and employees. We may not be able to attract or retain the officers and employees necessary to manage this growth effectively.

We may be unable to respond to customers’ demands for new services and products and our business, financial condition and results of operations and cash flows may be materially adversely affected.

Our business is subject to rapid change and evolving industry standards. New services and products provided by our competitors may render our existing services and products less competitive. Our future success will depend, in part, on our ability to respond to customers’ demands for new services and products on a timely and cost-effective basis and to adapt to address the increasingly sophisticated requirements and varied needs of our customers and prospective customers. We may not be successful in developing, introducing or marketing new services and products. In addition, our new service and product enhancements may not achieve market acceptance. Any failure on our part to anticipate or respond adequately to customer requirements or changing industry practices, or any significant delays in the development, introduction or availability of new services, products or service or product enhancements could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We may enter into a credit facility or other financing arrangement. The agreements governing such facility or arrangement may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

We may enter into a credit facility or other financing arrangement. Although the terms of any such facility or arrangement remain undetermined, the agreements governing such facility or arrangement may contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest. A breach of such covenants could result in an event of default under that indebtedness. Such a default may allow the creditors to accelerate that debt and terminate all commitments to extend further credit and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Furthermore, if we are unable to repay the amounts due and payable under any such facility or arrangement, those lenders could proceed against any collateral granted to them to secure that indebtedness. In the event lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

We face significant competition. Many of our competitors and potential competitors have larger customer bases, more established brand recognition and greater financial, marketing, technological and personnel resources than we do which could put us at a competitive disadvantage. Additionally, some of our competitors and many potential competitors are better capitalized than we are and able to obtain capital more easily which could put us at a competitive disadvantage.

We compete in the FX market based on our ability to execute our customers’ trades at competitive prices, to retain our existing customers and to attract new customers. Certain of our competitors have larger customer bases, more established name recognition, a greater market share in certain markets, such as Europe, and greater financial, marketing, technological and personnel resources than we do. These advantages may enable them, among other things, to:

•	develop products and services that are similar to ours, or that are more attractive to customers than ours, in one or more of our markets;

•	provide products and services we do not offer;

•	provide execution and clearing services that are more rapid, reliable or efficient, or less expensive than ours;

•	offer products and services at prices below ours to gain market share and to promote other businesses, such as FX options listed securities, CFDs, including contracts for precious metals, energy and stock indices, and OTC derivatives;

•	adapt at a faster rate to market conditions, new technologies and customer demands;

•	offer better, faster and more reliable technology;

•	outbid us for desirable acquisition targets;

•	more efficiently engage in and expand existing relationships with strategic alliances;

•	market, promote and sell their products and services more effectively; and

•	develop stronger relationships with customers.

These larger and better capitalized competitors, including commercial and investment banking firms, may have access to capital in greater amounts and at lower costs than we do and thus, may be better able to respond to changes in the FX industry, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. Access to capital is critical to our business to satisfy regulatory obligations and liquidity requirements. Among other things, access to capital determines our creditworthiness, which if perceived negatively in the market could materially impair our ability to provide clearing services and attract customer assets, both of which are important sources of revenue. Access to capital also determines the degree to which we can expand our operations. Thus, if we are unable to maintain or increase our capital on competitive terms, we could be at a significant competitive disadvantage, and our ability to maintain or increase our revenue and earnings could be materially impaired. Also, new or existing competitors in our markets could make it difficult for us to maintain our current market share or increase it in desirable markets. In addition, our competitors could offer their services at lower prices, and we may be required to reduce our fees significantly to remain competitive. A fee reduction without a commensurate reduction in expenses would decrease our profitability. We may not be able to compete effectively against these firms, particularly those with greater financial resources, and our failure to do so could materially and adversely affect our business, financial condition and results of operations and cash flows. We may in the future face increased competition, resulting in narrowing bid/offer spreads which could materially adversely affect our business, financial condition and results of operations and cash flows.

If we are unable to effectively compete in emerging international markets, either directly or through joint ventures with local firms, the future growth of our business may be adversely affected.

We regard emerging international markets as an important area of our future growth. Due to cultural, regulatory and other factors relevant to those markets, however, we may be at a competitive disadvantage in those regions relative to local firms or to international firms that have a well established local presence. In some regions, we may need to enter into joint ventures with local firms in order to establish a presence in the local market, and we may face intense competition from other international firms over relatively scarce opportunities for market entry. Given the intense competition from other international firms that are also seeking to enter these fast-growing markets, we may have difficulty finding suitable local firms willing to enter into the types of relationships with us that we may need to gain access to these markets. This competition could make it difficult for us to expand our business internationally as planned. For the nine months ended September 30, 2010, we generated approximately 76% of our customer trading volume from customers outside the United States. Expanding our business in emerging markets is an important part of our growth strategy. We face significant risks in doing business in international markets, particularly in developing regions. These business, legal and tax risks include:

•	less developed or mature local technological infrastructure and higher costs, which could make our products and services less attractive or accessible in emerging markets;

•	difficulty in complying with the diverse regulatory requirements of multiple jurisdictions, which may be more burdensome, not clearly defined, and subject to unexpected changes, potentially exposing us to significant compliance costs and regulatory penalties;

•	less developed and established local financial and banking infrastructure, which could make our products and services less accessible in emerging markets;

•	reduced protection of intellectual property rights;

•	inability to enforce contracts in some jurisdictions;

•	difficulties and costs associated with staffing and managing foreign operations, including reliance on newly hired local personnel;

•	tariffs and other trade barriers;

•	currency and tax laws that may prevent or restrict the transfer of capital and profits among our various operations around the world; and

•	time zone, language and cultural differences among personnel in different areas of the world.

In addition, in order to be competitive in these local markets, or in some cases because of restrictions on the ability of foreign firms to conduct business locally, we may seek to operate through joint ventures with local firms as we have done, for example, in South Korea. Doing business through joint ventures may limit our ability to control the conduct of the business and could expose us to reputational and greater operational risks.

Our business could be adversely affected if global economic conditions continue to negatively impact our customer base.

Our customer base is primarily comprised of individual retail customers who view foreign currency trading as an alternative investment class. If global economic conditions continue to negatively impact the FX market or adverse developments in global economic conditions continue to limit the disposable income of our customers, our business could be materially adversely affected as our customers may choose to curtail their trading in the FX market which could result in reduced customer trading volume and trading revenue.

A systemic market event that impacts the various market participants with whom we interact could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We interact with various third parties through our relationships with our prime brokers, white labels and referring brokers. Some of these market participants could be overleveraged. In the event of sudden, large market price movements, such market participants may not be able to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, if a systemic collapse in the financial system were to occur, defaults by one or more counterparties could have a material adverse effect on our business, financial condition and results of operations and cash flows.

The decline in short-term interest rates has had an adverse effect on our interest income and revenues.

A portion of our revenue is derived from interest income. We earn interest on customer balances held in customer accounts and on our cash held in deposit accounts at various financial institutions. As a result of the recent decline in short-term interest rates, our interest income has declined significantly. Short-term interest rates are highly sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. For the nine months ended September 30, 2010 and for the years ended December 31, 2009 and 2008, our interest income was approximately $1.5 million, $1.3 million and $9.1 million, respectively. Interest income may not return to the amount we reported in prior years, and any further deterioration in short-term interest rates could further adversely affect our interest income and revenue.

In addition, this decline in interest rates has narrowed cross-border interest rate differentials, which has adversely affected the “carry trade”, a once popular investing strategy which involves buying a currency that offers a higher interest rate while selling a currency that offers a lower interest rate. The decline in the carry trade has resulted in a decrease in the number of retail FX customers. Accordingly, our growth could be impeded if cross-border interest rate differentials remain compressed.

Our operations in certain developing regions may be subject to the risks associated with politically unstable and less economically developed regions of the world. Trading in the currencies of these developing regions may expose our customers and the third parties with whom we interact to sudden and significant financial loss as a result of exceptionally volatile and unpredictable price movements and could negatively impact our business.

Our operations in some emerging markets may be subject to the political, legal and economic risks associated with politically unstable and less economically developed regions of the world, including the risks of war, insurgency, terrorism and government appropriation. For example, we do business in countries whose currencies may be less stable than those in our primary markets. Currency instability or government imposition of currency restrictions in these countries could impede our operations in the FX markets in these countries. In addition, emerging markets may be subject to exceptionally volatile and unpredictable price movements that can expose customers and brokers to sudden and significant financial loss. Trading in these markets may be less liquid, market participants may be less well capitalized and market oversight may be less extensive, all of which could increase trading risk, particularly in markets for derivatives, commodities and currencies. Substantial trading losses by customers or customer or counterparty defaults, or the prospect of them, in turn, could drive down trading volume in these markets.

We are dependent on FX market makers to continually provide us with FX market liquidity. In the event we lose access to current prices and liquidity levels, we may be unable to provide competitive FX trading services, which will materially adversely affect our business, financial condition and results of operations and cash flows.

We rely on third party financial institutions to provide us with FX market liquidity. As of September 30, 2010, we have established trading relationships with 25 FX market makers. These FX market makers, although under contract with us, have no obligation to provide us with liquidity and may terminate our arrangements at any time. We also rely upon these FX market makers to provide us with competitive FX pricing which we can pass on to our customers. In the event we lose access to the competitive FX pricing and/or liquidity levels that we currently have, we may be unable to provide competitive FX trading services, which will materially adversely affect our business, financial condition and results of operations and cash flows. As a riskless principal between our customers and our FX market makers, we provide our customers with the best bid and offer price for each currency pair from our FX market makers plus a fixed markup. When a customer places a trade and opens a position, we act as the counterparty to that trade and our system immediately opens a trade between us and the FX market maker who provided the price that the customer selected. In the event that an offsetting trade fails, we could incur losses resulting from our trade with our customer.

In addition, whether as a result of exceptional volatility or situations affecting the market, the absence of competitive pricing from FX market makers and/or the suspension of liquidity would expose us to the risk of a default by the customer and consequent trading losses. Although our margining practices are designed to mitigate this risk, we may be unable to close out customer positions at a level where margin posted by the customer is sufficient to cover the customer’s losses. As a result, a customer may suffer losses greater than any margin or other funds or assets posted by that customer or held by us on behalf of that customer. Our policy is generally not to seek to pursue claims for negative equity against our customers.

We are subject to risk of default by financial institutions that hold our funds and our customers’ funds.

We have significant deposits with banks and other financial institutions. As of September 30, 2010, 18 financial institutions held our funds and our customer funds of $548.7 million, of which JPMorgan Chase held approximately 42%, HSBC held approximately 19%, Citi held approximately 8% and Bank of America held approximately 9%. Pursuant to current guidelines set forth by the NFA and the CFTC for our U.S.-regulated subsidiaries, we are not required to segregate customer funds from our own funds. As such, we aggregate our customers’ funds and our funds and hold them in collateral and deposit accounts at various financial institutions. In the event of insolvency of one or more of the financial institutions with whom we have deposited these funds, both we and our customers may not be able to recover our funds. Moreover, because approximately 61% of all our customer funds are collectively held by JPMorgan Chase and HSBC, if either of such financial institutions becomes insolvent, a significant portion of our funds and our customer funds may not be recovered. In such an event, our business and cashflow would be materially adversely impacted. Because our customers’ funds are aggregated with our own, they are not insured by the Federal Deposit Insurance Corporation or any other similar insurer domestically or abroad, except to the extent of the maximum insured amount per deposit, which is unlikely to provide significant benefits to customers. In any such insolvency we and our customers would rank as unsecured creditors in respect of claims to funds deposited with any such financial institution. As a result, we may be subject to claims by customers due to the loss of customer funds and our business would be harmed by the loss of our own funds.

We are subject to counterparty risk whereby defaults by parties with whom we do business can have an adverse effect on our business, financial condition and results of operations and cash flows.

Our FX trading operations require a commitment of capital and involve risk of losses due to the potential failure of our customers to perform their obligations under these transactions. All retail customers are required to deposit cash collateral in order to trade on our platforms. Our policy is that retail customers are not advanced credit in excess of the cash collateral in their account, and our systems are designed so that each customer’s positions are revalued on a real-time basis to calculate the customer’s useable margin. Useable margin is the cash the customer holds in the account after adding or deducting real-time gains or losses, less the margin requirement. Although the retail customer’s positions are automatically closed once his or her useable margin falls to zero, it is possible for a retail customer account to go negative, for example, due to system failure.

We are also subject to counterparty risk with respect to clearing and prime brokers as well as banks with respect to our own deposits and deposits of customer funds. We are exposed to credit risk in the event that such counterparties fail to fulfill their obligations. Although we seek to manage the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, carrying out periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk, if our credit and counterparty risk management processes are inadequate we could face significant liabilities which could have a material adverse effect upon our business, financial conditions and results of operations and cash flows.

We depend on the services of prime brokers to assist in providing us access to liquidity through our FX market makers. The loss of one or more of our prime brokerage relationships could lead to increased transaction costs and capital posting requirements, as well as having a negative impact on our ability to verify our open positions, collateral balances and trade confirmations.

We depend on the services of prime brokers to assist in providing us access to liquidity through our FX market makers. We currently have established three prime brokerage relationships which act as central hubs through which we are able to deal with our FX market makers. In return for paying a transaction-based prime brokerage fee, we are able to aggregate our trading exposures, thereby reducing our transaction costs. Since we trade with our FX market makers through our prime brokers, they also serve as a third party check on our open positions, collateral balances and trade confirmations. If we were to lose one or more of our prime brokerage relationships, we could lose this source of third party verification of our trading activity, which could lead to an increased number of record-keeping or documentation errors. Although we have relationships with FX market makers who could provide clearing services as a back-up for our prime brokerage services, if we were to experience a disruption in prime brokerage services due to a financial, technical, regulatory or other development adversely affecting any of our current prime brokers, our business could be materially adversely affected to the extent that we are unable to transfer positions and margin balances to another financial institution in a timely fashion. In the event of the insolvency of a prime broker, we might not be able to fully recover the assets we have deposited (and have deposited on behalf of our customers) with the prime broker or our unrealized profits since we will be among the prime broker’s unsecured creditors.

Failure of third-party systems or third-party service and software providers upon which we rely could adversely affect our business.

We rely on certain third party computer systems or third party service and software providers, including technology platforms, back-office systems, internet service providers and communications facilities. For example, for the nine months ended September 30, 2010, approximately 10% of our trading volume was derived from trades utilizing the Meta Trader 4 platform, a third-party technology platform we license that is popular in the international trading community and offers our customers an alternative trading interface. Any interruption in these third party services, or deterioration in their performance or quality, could adversely affect our business. If our arrangement with any third party is terminated, we may not be able to find an alternative systems or services provider on a timely basis or on commercially reasonable terms. This could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our computer infrastructure may be vulnerable to security breaches. Any such problems could jeopardize confidential information transmitted over the internet, cause interruptions in our operations or give rise to liabilities to third parties.

Our computer infrastructure is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. Any such problems or security breaches could give rise to liabilities to one or more third parties, including our customers, and disrupt our operations. A party able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of information we transmit over the internet or cause interruptions in our operations. Concerns over the security of internet transactions and the safeguarding of confidential personal information could also inhibit the use of our systems to conduct FX transactions over the internet. To the extent that our activities involve the storage and transmission of proprietary information and personal financial information, security breaches could expose us to a risk of financial loss, litigation and other liabilities. Our current insurance policies may not protect us against all of such losses and liabilities. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We have relationships with referring brokers who direct new customers to us. Failure to maintain these relationships could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We have relationships with NFA-registered referring brokers who direct new customers to us and provide marketing and other services for these customers. For the nine months ended September 30, 2010, our largest referring broker accounted for approximately 3% of our total volume. Many of our relationships with referring brokers are non-exclusive or may be terminated by the brokers on short notice. In addition, under our agreements with referring brokers, they have no obligation to provide us with new customers or minimum levels of transaction volume. Our failure to maintain our relationships with these referring brokers, the failure of the referring brokers to provide us with customers or our failure to create new relationships with referring brokers would result in a loss of revenue, which could have a material adverse effect on our business, financial condition and results of operations and cash flows. To the extent any of our competitors offers more attractive compensation terms to one of our referring brokers, we could lose the broker’s services or be required to increase the compensation we pay to retain the broker. In addition, we may agree to set the compensation for one or more referring brokers at a level where, based on the transaction volume generated by customers directed to us by such brokers, it would have been more economically attractive to seek to acquire the customers directly rather than through the referring broker. To the extent we do not enter into economically attractive relationships with referring brokers, our referring brokers terminate their relationship with us or our referring brokers fail to provide us with customers, our business, financial condition and results of operations and cash flows could be materially adversely affected.

Our relationships with our referring brokers may also expose us to significant reputational and legal risks as we could be harmed by referring broker misconduct or errors that are difficult to detect and deter.

Our reputation may be harmed by, or we may be liable for, improper conduct by our referring brokers, even though we do not control their activities. Referring brokers maintain customer relationships and delegate to us the responsibilities associated with FX and back-office operations. Furthermore, many of our referring brokers operate websites, which they use to advertise our services or direct customers to us. It is difficult for us to closely monitor the contents of their websites to ensure that the statements they make in relation to our services are accurate and comply with applicable rules and regulations. Under the current rules of the NFA, we are responsible for the activities of any party that solicits or introduces a customer to us unless such party is a member or associate of the NFA. Although all of our referring brokers are members or associates of the NFA, any disciplinary action taken against our referring brokers in the United States and abroad, could have a material adverse effect on our reputation, damage our brand name and materially adversely affect our business, financial condition and results of operations and cash flows, and, in any event, we may be subject to claims by customers and others concerning the conduct of referring brokers. In August 2010, the CFTC adopted regulations which require that referring brokers either meet the minimum net capital requirements applicable to futures and commodity options referring brokers or enter into a guarantee agreement with a CFTC-regulated FX broker, along with a requirement that such referring broker may be a party to only one guarantee agreement at a time. If the referring brokers with whom we currently do business choose to enter into a guarantee agreement, we cannot assure you that such referring brokers will choose to enter into such a guarantee agreement with us, rather than one of our competitors. We would be liable for the solicitation activity and performance of our referring brokers we guarantee. At this time, the effect of this rule change on our operations is unclear.

We have relationships with white labels who direct customer trading volume to us. Failure to maintain these relationships or develop new white label relationships could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We have relationships with white labels which provide FX trading to their customers by using our technology platform and other services and therefore provide us with an additional source of revenue. In certain jurisdictions, we are only able to provide our services through white label relationships. Many of our relationships with white labels are non-exclusive or may be terminated by them on short notice. In addition, our white labels have no obligation to provide us with minimum levels of transaction volume. Our failure to maintain our relationships with these white labels, the failure of these white labels to continue to offer online FX trading services to their customers using our technology platform, the loss of requisite licenses by our white labels or our inability to enter into new relationships with white labels would result in a loss of revenue, which could have a material adverse effect on our business, financial condition and results of operations and cash flows. For the nine months ended September 30, 2010, revenue generated through our white labels represented approximately 2.6% of our total revenue, and our largest white label relationship represented approximately 2.4% of our total revenue. To the extent any of our competitors offers more attractive compensation terms to one or more of our white labels, we could lose the white label relationship or be required to increase the compensation we pay to retain the white label.

Approximately 1% of our customer trading volume is derived from transactions with white labels relating to customers of such white labels where the country of residency of the white labels’ customer is not identified to us. White labels with whom we have relationships accept customers from many jurisdictions and are therefore subject to regulations in a number of jurisdictions. If such regulations, or changes in such regulations, increase the white labels’ overhead costs, including compliance costs and legal fees and expenses, limit their ability to engage or grow their business and increase their market share or result in sanctions and fines, their business, financial condition and results of operations may be adversely affected. This could reduce the volume of customer trading that such white labels direct to us, which would, in turn, adversely affect our business and results of operations. Our relationships with our white labels also may expose us to significant regulatory, reputational and other risks as we could be harmed by white label misconduct or errors that are difficult to detect and deter. If any of our white labels provided unsatisfactory service to their customers or are deemed to have failed to comply with applicable laws or regulations, our reputation may be harmed or we may be subject to claims as a result of our association with such white label. Any such harm to our reputation or liability would have a material adverse effect on our business, financial condition and results of operations and cash flows.

Reduced spreads in foreign currencies, levels of trading activity, trading through alternative trading systems and price competition from principal model firms could harm our business.

Computer-generated buy and sell programs and other technological advances and regulatory changes in the FX market may continue to tighten spreads on foreign currency transactions. Tighter spreads and increased competition could make the execution of trades and market-making activities less profitable. In addition, new and enhanced alternative trading systems have emerged as an option for individual and institutional investors to avoid directing their trades through retail FX brokers, which could result in reduced revenue derived from our FX brokerage business. We may also face price competition from our competitors. Many competing firms using a principal model can set their own prices as they generate income from trading with their customers. In contrast, the prices we provide to our customers are set by our FX market makers which vary based on market conditions.

Risks Related to Our Organizational Structure

FXCM Inc.’s only material asset after completion of this offering will be its interest in FXCM Holdings, LLC, and it is accordingly dependent upon distributions from FXCM Holdings, LLC to pay taxes, make payments under the tax receivable agreement or pay dividends.

FXCM Inc. will be a holding company and will have no material assets other than its ownership of Holdings Units. FXCM Inc. has no independent means of generating revenue. FXCM Inc. intends to cause FXCM Holdings, LLC to make distributions to its unitholders in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of FXCM Holdings, LLC and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that FXCM Inc. needs funds, and FXCM Holdings, LLC is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, FXCM Holdings, LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of FXCM Holdings, LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of FXCM Holdings, LLC are generally subject to similar legal limitations on their ability to make distributions to FXCM Holdings, LLC. In addition, our regulated subsidiaries are subject to regulatory capital requirements that limit the distributions that may be made by those subsidiaries.

FXCM Inc. is controlled by our existing owners, whose interests may differ from those of our public shareholders.

Immediately following this offering and the application of net proceeds from this offering, our existing owners will control approximately 80.0% of the combined voting power of our Class A and Class B common stock (or 77.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, our existing owners will have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our shareholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

In addition, immediately following this offering and the application of the net proceeds therefrom, our existing owners will own 80.0% of the Holdings Units (or 77.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Because they hold their ownership interest in our business through FXCM Holdings, LLC, rather than through the public company, these existing owners may have conflicting interests with holders of shares of our Class A common stock. For example, if FXCM Holdings, LLC makes distributions to FXCM Inc., our existing owners will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests in FXCM Holdings, LLC and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. Our existing owners may also have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that we will enter in connection with this offering, whether and when to incur new or refinance existing indebtedness, and whether and when FXCM Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these existing owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”

Our existing owners could take steps so that we would qualify for exemptions from certain corporate governance requirements available to a “controlled company” within the meaning of the New York Stock Exchange rules.

Upon completion of the offering of our Class A common stock, our existing owners will continue to control a majority of the combined voting power of all classes of our voting stock. Under the New York Stock Exchange corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. While we do not currently intend to take advantage of the exemptions available to a “controlled company” under the New York Stock Exchange corporate governance standards, if we were to do so we would not be required to have a majority of independent directors and our compensation and corporate governance and nominating committees would not be required to consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

FXCM Inc. will be required to pay our existing owners for certain tax benefits it may claim arising in connection with this offering and related transactions, and the amounts it may pay could be significant.

As described in “Organizational Structure — Offering Transactions,” FXCM Inc. intends to use a portion of the proceeds from this offering to purchase Holdings Units from our existing owners, including members of our senior management.

We will enter into a tax receivable agreement with our existing owners that will provide for the payment by FXCM Inc. to our existing owners of 85% of the benefits, if any, that FXCM Inc. is deemed to realize as a result of the increases in tax basis resulting from our purchases or exchanges of Holdings Units and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”

We expect that the payments that FXCM Inc. may make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by FXCM Inc. of Holdings Units as part of the Offering Transactions to aggregate $62.8 million (or $75.4 million if the underwriters exercise their option to purchase additional shares) and to range over the next 15 years from approximately $3.0 million to $6.7 million per year (or approximately $3.5 million to $8.1 million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. Future payments to our existing owners in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial as well. The foregoing numbers are merely estimates, and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or distributions to FXCM Inc. by FXCM Holdings, LLC are not sufficient to permit FXCM Inc. to make payments under the tax receivable agreement after it has paid taxes. The payments under the tax receivable agreement are not conditioned upon our existing owners’ continued ownership of us.

In certain cases, payments under the tax receivable agreement to our existing owners may be accelerated and/or significantly exceed the actual benefits FXCM Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, or if, at any time, FXCM Inc. elects an early termination of the tax receivable agreement, FXCM Inc.’s (or its successor’s) obligations with respect to exchanged or acquired Holdings Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that FXCM Inc. would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. As a result, (1) FXCM Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual benefits FXCM Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and (2) if FXCM Inc. elects to terminate the tax receivable agreement early, FXCM Inc. would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which upfront payment may be made years in advance of the actual realization of such future benefits. Upon a subsequent actual exchange, any additional increase in tax deductions, tax basis and other benefits in excess of the amounts assumed at the change in control will also result in payments under the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the Internal Revenue Service, or the IRS, to challenge a tax basis increase, FXCM Inc. will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefits that FXCM Inc. actually realizes in respect of the increases in tax basis resulting from our purchases or exchanges of Holdings Units and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

The requirements of being a public company may strain our resources and distract our management.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and common stock price.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our Class A common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of Class A common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Risks Related to this Offering

A significant portion of the proceeds from this offering will be used to purchase Holdings Units from our existing owners, including members of our senior management.

We intend to use $147.4 million of the proceeds from this offering (or $177.0 million if the underwriters exercise in full their option to purchase additional shares) to purchase Holdings Units from our existing owners, including members of our senior management, as described under “Organizational Structure — Offering Transactions.” Accordingly, we will not retain any of these proceeds.

There may not be an active trading market for shares of our Class A common stock, which may cause shares of our Class A common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price per share of Class A common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering.

The market price of our Class A common stock may decline due to the large number of shares of Class A common stock eligible for exchange and future sale.

The market price of shares of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of Class A common stock in the future at a time and at a price that we deem appropriate. See “Shares Eligible for Future Sale.”

In addition, we and our existing owners will enter into an exchange agreement under which they (or certain permitted transferees thereof) will have the right, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement), to exchange their Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. The market price of shares of our Class A common stock could decline as a result of the exchange or the perception that an exchange could occur. These exchanges, or the possibility that these exchanges may occur, also might make it more difficult for holders of our Class A common stock to sell such stock in the future at a time and at a price that they deem appropriate. See “Certain Relationships and Related Person Transactions — Exchange Agreement.”

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against public companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Investors in this offering will suffer immediate and substantial dilution

The initial public offering price per share of Class A common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid for the Holdings Units by our existing owners. Assuming an offering price of $14.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, you will incur immediate and substantial dilution in an amount of $11.83 per share of Class A common stock. See “Dilution.”

You may be diluted by the future issuance of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have more than 2.98 billion shares of Class A common stock authorized but unissued, including approximately 60.2 million shares of Class A common stock issuable upon exchange of Holdings Units that will be held by our existing owners. Our certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 11,295,000 shares for issuance under our Long Term Incentive Plan, including 7,530,000 shares issuable upon the exercise of stock options that we intend to grant to our employees and 85,890 shares issuable upon the exercise of stock options that we intend to grant to our outside directors at the time of this offering. See “Management — Long Term Incentive Plan,” “— IPO Date Stock Option Awards and “— Director Compensation.” Any Class A common stock that we issue, including under our Long Term Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

ORGANIZATIONAL STRUCTURE

Existing Organizational Structure

The diagram below depicts our current organizational structure.

Organizational Structure Following this Offering

Immediately following this offering, FXCM Inc. will be a holding company, and its sole material asset will be a controlling equity interest in FXCM Holdings, LLC. As the sole managing member of FXCM Holdings, LLC, FXCM Inc. will operate and control all of the business and affairs of FXCM Holdings, LLC and, through FXCM Holdings, LLC and its subsidiaries, conduct our business. Under U.S. GAAP, FXCM Holdings, LLC will meet the definition of a variable interest entity. FXCM Inc. will be the primary beneficiary of FXCM Holdings, LLC as a result of its 100% voting power and control over FXCM Holdings, LLC and as a result of its obligation to absorb losses and its right to receive benefits of FXCM Holdings, LLC that could potentially be significant to FXCM Holdings, LLC. FXCM Inc. will consolidate FXCM Holdings, LLC on its consolidated financial statements. FXCM Inc. will report a noncontrolling interest related to the Holding Units held by our existing owners on its consolidated statements of condition, operations, and comprehensive income.

Our post-offering organizational structure will allow our existing owners to retain their equity ownership in FXCM Holdings, LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of Holdings Units. Investors in this offering will, by contrast, hold their equity ownership in FXCM Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that our existing owners generally find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. Our existing owners and FXCM Inc. will incur United States federal, state and local income taxes on their proportionate share of any taxable income of FXCM Holdings, LLC. We do not believe that our organizational structure gives rise to any significant benefit or detriment to our business or operations.

As described below, our existing owners will also hold shares of Class B common stock of FXCM Inc. Although these shares have no economic rights, they will allow our existing owners to exercise voting power at FXCM Inc., the managing member of FXCM Holdings, LLC, at a level that is consistent with their overall equity ownership of our business. Under the certificate of incorporation of FXCM Inc., each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Holdings Unit held by such holder. Accordingly, the voting power afforded to our existing owners by their shares of Class B common stock is automatically and correspondingly reduced as they sell Holdings Units to FXCM Inc. for cash as part of the Offering Transactions or subsequently exchange Holdings Units for shares of Class A common stock of FXCM Inc. pursuant to the exchange agreement described below (which will provide that they (or certain permitted transferees thereof) will have the right, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement), to exchange their Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications).

The diagram below depicts our organizational structure immediately following this offering.

Incorporation of FXCM Inc.

FXCM Inc. was incorporated as a Delaware corporation on August 10, 2010. FXCM Inc. has not engaged in any business or other activities except in connection with its formation. The certificate of incorporation of

FXCM Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Following this offering, each of our existing owners will hold one share of Class B common stock of FXCM Inc., each of which provides its owner with no economic rights but entitles the holder, without regard to the number of shares of Class B common stock held by such holder, to one vote on matters presented to stockholders of FXCM Inc. for each Holdings Unit held by such holder, as described in “Description of Capital Stock — Common Stock — Class B Common Stock.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Reclassification and Amendment and Restatement of Limited Liability Company Agreement of FXCM Holdings, LLC

Prior to the completion of this offering, the limited liability company agreement of FXCM Holdings, LLC will be amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as “Holdings Units.” We refer to this as the “Reclassification.” There is no current legal obligation to effect the Reclassification, which we anticipate will be effected following the time that the registration statement of which this prospectus forms a part becomes effective and prior to the completion of this offering. We believe that creating a single class of unit that will be held by all of the owners of FXCM Holdings, LLC, including FXCM Inc., will make our ownership structure simpler and also more transparent to investors in this offering. Immediately following the Reclassification but prior to the Offering Transactions described below, there will be 71,500,000 Holdings Units issued and outstanding.

Pursuant to the limited liability company agreement of FXCM Holdings, LLC, FXCM Inc. will be the sole managing member of FXCM Holdings, LLC. Accordingly, FXCM Inc. will have the right to determine when distributions will be made to the members of FXCM Holdings, LLC and the amount of any such distributions. If FXCM Inc. authorizes a distribution, such distribution will be made to the members of FXCM Holdings, LLC pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of limited liability company interests in FXCM Holdings, LLC, including FXCM Inc., will incur United States federal, state and local income taxes on their proportionate share of any taxable income of FXCM Holdings, LLC. Net profits and net losses of FXCM Holdings, LLC will generally be allocated to its members (including FXCM Inc.) pro rata in accordance with the percentages of their respective limited liability company interests. The limited liability company agreement provides for cash distributions to the holders of limited liability company interests in FXCM Holdings, LLC if FXCM Inc. determines that the taxable income of FXCM Holdings, LLC will give rise to taxable income for its members. In accordance with the limited liability company agreement, we intend to cause FXCM Holdings, LLC to make cash distributions to the holders of limited liability company interests in FXCM Holdings, LLC for purposes of funding their tax obligations in respect of the income of FXCM Holdings, LLC that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of FXCM Holdings, LLC allocable to such holder of limited liability company interests multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income).

See “Certain Relationships and Related Person Transactions — FXCM Holdings, LLC Limited Liability Company Agreement.”

Exchange Agreement

We and our existing owners will enter into an exchange agreement at the time of this offering under which they (or certain permitted transferees thereof) will have the right, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement), to exchange their Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement will provide, however, that such exchanges must be for a minimum of the lesser of 1,000 Holdings Units or all of the vested Holdings Units held by such existing owner. The exchange agreement will also provide that an existing owner will not have the right to exchange Holdings Units if FXCM Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with FXCM Inc. to which the existing owner may be subject. FXCM Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that FXCM Holdings, LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges Holdings Units for shares of Class A common stock, the number of Holdings Units held by FXCM Inc. is correspondingly increased as it acquires the exchanged Holdings Units. See “Certain Relationships and Related Person Transactions — Exchange Agreement.”

As noted above, our existing owners will also hold shares of Class B common stock of FXCM Inc. Although these shares have no economic rights, they will allow our existing owners to exercise voting power at FXCM Inc., the managing member of FXCM Holdings, LLC, at a level that is consistent with their overall equity ownership of our business. Under the certificate of incorporation of FXCM Inc., each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Holdings Unit held by such holder. Accordingly, the voting power afforded to our existing owners by their shares of Class B common stock is automatically and correspondingly reduced as they sell Holdings Units to FXCM Inc. for cash as part of the Offering Transactions or subsequently exchange Holdings Units for shares of Class A common stock of FXCM Inc. pursuant to the exchange agreement.

Offering Transactions

At the time of the consummation of this offering, FXCM Inc. intends to consummate the purchase, for cash, of newly-issued Holdings Units from FXCM Holdings, LLC and of outstanding Holdings Units from our existing owners, including members of our senior management, in each case at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. While FXCM Inc. does not have any agreements with our existing owners to purchase their Holdings Units, our existing owners, including members of our senior management, have advised us that they intend to sell Holdings Units to FXCM Inc. as described in this prospectus. Although FXCM Inc. does intend to purchase Holdings Units from our existing owners for cash with a portion of the proceeds of this offering, our existing owners will not have the right to exchange their Holdings Units for shares of Class A common stock at the time of this offering, which right will only arise from and after the first anniversary of the date of the closing of this offering in accordance with the terms of the exchange agreement. Assuming that the shares of Class A common stock to be sold in this offering are sold at $14.00 per share, which is the midpoint of the range on the front cover of this prospectus, at the time of this offering, FXCM Inc. will purchase from FXCM Holdings, LLC 3,800,000 newly-issued Holdings Units for an aggregate of $49.7 million and purchase from our existing owners 11,260,000 Holdings Units for an aggregate of $147.4 million (or 13,519,000 Holdings Units for an aggregate of $177.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The issuance and sale of such newly-issued Holdings Units by FXCM Holdings, LLC to FXCM Inc. will correspondingly dilute the ownership interests of our existing owners in FXCM Holdings, LLC. FXCM Holdings, LLC will bear or reimburse FXCM Inc. for all of the expenses of this offering. See “Principal Stockholders” for information regarding the proceeds from this offering that will be paid to our directors and executive officers. Accordingly, following this offering FXCM Inc. will hold a number of Holdings Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in FXCM Holdings, LLC as a single Holdings Unit.

As described above, we intend to use a portion of the proceeds from this offering to purchase Holdings Units from our existing owners, including members of our senior management. In addition, the unitholders of FXCM Holdings, LLC (other than FXCM Inc.) may, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement), exchange their Holdings Units for shares of Class A common stock of FXCM Inc. on a one-for-one basis. The purchase of Holdings Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of FXCM Holdings, LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that FXCM Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. We will enter into a tax receivable agreement with our existing owners that will provide for the payment by FXCM Inc. to our existing owners of 85% of the amount of the benefits, if any, that FXCM Inc. is deemed to realize as a result of these increases in tax basis and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of FXCM Inc. and not of FXCM Holdings, LLC. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”

We refer to the foregoing transactions as the “Offering Transactions.”

As a result of the transactions described above:

•	the investors in this offering will collectively own 15,060,000 shares of our Class A common stock (or 17,319,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and FXCM Inc. will hold 15,060,000 Holdings Units (or 17,319,000 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	our existing owners will hold 60,240,000 Holdings Units (or 57,981,000 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the investors in this offering will collectively have 20.0% of the voting power in FXCM Inc. (or 23.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	our existing owners, through their holdings of our Class B common stock, will collectively have 80.0% of the voting power in FXCM Inc. (or 77.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Regulated Subsidiaries

Other than the United States (which represented approximately 24%) and China (which represented approximately 12%), customers resident in no single country generated ten percent (10%) or greater of our total retail customer trading volume for the nine months ended September 30, 2010, although certain of our white labels, representing approximately 1% of our customer trading volume, do not identify to us the jurisdictions in which their customers are resident.

We operate our business through our operating subsidiaries, some of which are subject to the requirements of various regulatory bodies.

As of October 1, 2010, the following companies were our principal operating subsidiaries:

Name of Subsidiary	Primary Operations/Services	Applicable Regulator(s)

Forex Capital Markets LLC, a Delaware limited liability company	Registered FCM engaging in FX trading services	CFTC; NFA
FXCM Asia Limited, a Hong Kong limited company	Registered entity engaging in FX trading services	Hong Kong Securities and Futures Commission
Forex Capital Markets Limited, a limited company incorporated in England and Wales	Registered entity engaging in FX, CFD and spread betting trading	Financial Services Authority
FXCM Australia Limited, a limited company incorporated in New Zealand	Registered entity engaging in FX and CFDs trading	Australian Securities and Investment Commission
ODL Securities Limited, a limited company incorporated in England and Wales	Registered entity engaging in foreign currency, CFDs, spread betting, equity and equity option trading	Financial Services Authority; Member of the London Stock Exchange and NYSE Euronext
ODL Securities K.K. (Japan), a stock company incorporated in Japan	Registered entity engaging in FX and CFD trading services	Kanto Local Finance Bureau

For further information regarding our regulated subsidiaries, see “Business — Regulation”.

USE OF PROCEEDS

We estimate that the proceeds to FXCM Inc. from this offering, after deducting estimated underwriting discounts, will be approximately $197.1 million (or $226.7 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). FXCM Holdings, LLC will bear or reimburse FXCM Inc. for all of the expenses of this offering, which we estimate will be approximately $6.8 million.

FXCM Inc. intends to use $49.7 million of these proceeds to purchase newly-issued Holdings Units from FXCM Holdings, LLC, as described under “Organizational Structure — Offering Transactions.” We intend to cause FXCM Holdings, LLC to use these proceeds to increase our working capital, to fund acquisitions of small- to mid-sized retail FX firms that we may identify in the future and for general corporate purposes.

FXCM Inc. intends to use all of the remaining proceeds from this offering, or $147.4 million (or $177.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), to purchase Holdings Units from our existing owners, including members of our senior management, as described under “Organizational Structure — Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for information regarding the proceeds from this offering that will be paid to our directors and named executive officers.

Pending specific application of these proceeds, we expect to invest them primarily in short-term demand deposits at various financial institutions.

See “Pricing Sensitivity Analysis” to see how the information presented above would be affected by an initial public offering price per share of class A common stock at the low-, mid- and high-points of the price range indicated on the front cover of this prospectus or if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

DIVIDEND POLICY

The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

FXCM Inc. is a holding company and has no material assets other than its ownership of Holdings Units in FXCM Holdings, LLC. We intend to cause FXCM Holdings, LLC to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If FXCM Holdings, LLC makes such distributions to FXCM Inc., the other holders of Holdings Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, FXCM Holdings, LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of FXCM Holdings, LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of FXCM Holdings, LLC are generally subject to similar legal limitations on their ability to make distributions to FXCM Holdings, LLC. In addition, our regulated subsidiaries are subject to regulatory capital requirements that limit the distributions that may be made by those subsidiaries.

The Company made distributions to its existing owners in the amount of $97.1 million and $76.0 million during 2009 and 2008, respectively. Distributions to our existing members amounted to $71.0 million to date in 2010. These distributions exceeded the amounts distributed to members pursuant to the tax distribution provisions of the then-effective limited liability company agreement of FXCM Holdings, LLC. We anticipate that future distributions by FXCM Holdings, LLC to FXCM Inc. and the other members of FXCM Holdings, LLC generally will not significantly exceed the amounts distributed to members pursuant to the tax distribution provisions of the amended and restated limited liability company agreement of FXCM Holdings, LLC, although future distributions may from time to time exceed such amounts.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2010:

•	on a historical basis for FXCM Holdings, LLC; and

•	on a pro forma basis for FXCM Inc. giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information,” including the application of the proceeds from this offering as described in “Use of Proceeds.”

You should read this table together with the information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	September 30, 2010
	Actual	Pro Forma
	(In thousands,
	except share and
	per share amounts)

Cash and cash equivalents	$124,109	$179,921

Long-term debt	—	$—
Total members’ equity	$139,672	—
Class A common stock, par value $0.01 per share, 3,000,000,000 shares authorized, 15,060,000 shares issued and outstanding on a pro forma basis	—	151
Class B common stock, par value $0.01 per share, 1,000,000 shares authorized, 100 shares issued and 26 shares outstanding on a pro forma basis	—	—
Retained earnings	—	(1,461)
Additional paid-in capital	—	58,004

Total members’ equity/Total stockholders’ equity attributable to FXCM Inc.	139,672	56,694

Non-controlling interest	—	182,454
Total equity	139,672	239,148

Total capitalization	$139,672	$239,148

See “Pricing Sensitivity Analysis” to see how the information presented above would be affected by an initial public offering price per share of Class A common stock at the low-, mid- and high-points of the price range indicated on the front cover of this prospectus or if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

DILUTION

If you invest in shares of our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing owners.

Our pro forma net tangible book value as of September 30, 2010 was approximately $123.7 million, or $1.64 per share of Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reclassification and assuming that all of the holders of Holdings Units in FXCM Holdings, LLC (other than FXCM Inc.) exchanged their Holdings Units for newly-issued shares of Class A common stock on a one-for-one basis.

After giving effect to the transactions described under “Unaudited Pro Forma Financial Information,” including the application of the proceeds from this offering as described in “Use of Proceeds,” our pro forma net tangible book value as of September 30, 2010 would have been $96.5 million, or $1.28 per share of Class A common stock. This represents an immediate dilution in net tangible book value of $0.36 per share of Class A common stock to our existing owners and an immediate dilution in net tangible book value of $12.72 per share of Class A common stock to investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$14.00
Pro forma net tangible book value per share of Class A common stock as of September 30, 2010	$1.64
Decrease in pro forma net tangible book value per share of Class A common stock attributable to the offering transactions	$(0.36)

Pro forma net tangible book value per share of Class A common stock after the offering		$1.28

Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering		$12.72

Because our existing owners do not own any Class A common stock or other economic interests in FXCM Inc., we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of Holdings Units in FXCM Holdings, LLC (other than FXCM Inc.) exchanged their Holdings Units for newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

See “Pricing Sensitivity Analysis” to see how some of the information presented above would be affected by an initial public offering price per share of Class A common stock at the low-, mid- and high-points of the price range indicated on the front cover of this prospectus or if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

The following table summarizes, on the same pro forma basis as of September 30, 2010, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share of Class A common stock paid by our existing owners and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the holders of Holdings Units in FXCM Holdings, LLC (other than FXCM Inc.) exchanged their Holdings Units for shares of our Class A common stock on a one-for-one basis.

					Average
	Shares of Class A		Total		Price per
	Common Stock Purchased		Consideration		Share of Class A
	Number	Percent	Amount	Percent	Common Stock
	(In thousands)

Existing owners	60,240,000	80.0%	$192,430	47.7%	$3.19
Investors in this offering	15,060,000	20.0%	$210,840	52.3%	$14.00

Total	75,300,000	100.0%	$403,270	100.0%	$5.36

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2009 and for the nine months ended September 30, 2010 present our consolidated results of operations giving pro forma effect to the acquisition by FXCM Holdings, LLC of ODL described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisition of ODL” and to the Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2009. The unaudited pro forma consolidated statement of financial condition as of September 30, 2010 presents our consolidated financial position giving pro forma effect to the Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on September 30, 2010. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of FXCM Holdings, LLC.

The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of FXCM Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments principally give effect to:

•	the acquisition by FXCM Holdings, LLC of ODL as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisition of ODL”;

•	the purchase by FXCM Inc. of Holdings Units from FXCM Holdings, LLC and from our existing owners with the proceeds of this offering and the related effects of the tax receivable agreement. See “Organizational Structure — Offering Transactions” and “Certain Relationships and Related Person Transactions — Tax Receivable Agreement”; and

•	in the case of the unaudited pro forma consolidated statements of income, a provision for corporate income taxes on the income of FXCM Inc. at an effective rate of 38.0%, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 2,259,000 shares of Class A common stock from us and that the shares of Class A common stock to be sold in this offering are sold at $14.00 per share of Class A common stock, which is the midpoint of the price range indicated on the front cover of this prospectus. See “Pricing Sensitivity Analysis” to see how certain aspects of the Offering Transactions would be affected by an initial public offering price per share of Class A common stock at the low-, mid- and high-points of the price range indicated on the front cover of this prospectus or if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

FXCM Inc.

Unaudited Pro Forma Consolidated Statement of Financial Condition
As of September 30, 2010
(Amounts in thousands, except share amounts)

			ODL		Pro Forma
	FXCM	ODL	Acquisition		Offering and
	Holdings	Actual	Related		Other		FXCM Inc.
	LLC Actual	(U.S. GAAP)(10)	Adjustments(1)	Sub Total	Adjustments		Pro Forma
	(In thousands)
Assets
Current assets
Cash and cash equivalents	$124,109	$3,113	$7,644	$134,866	$45,055	(3)	$179,921
Cash and cash equivalents, held for customers	424,597	162,446	—	$587,043	—		$587,043
Restricted Cash	9,356	—	(9,356)	—	—		—
Due from brokers	876	2,603	—	3,479	—		3,479
Accounts receivable	9,539	11,146	—	20,685	—		20,685
Deferred tax asset	—	—	—	—	3,557	(4)	3,557

Total current assets	568,477	179,308	(1,712)	746,073	48,612		794,685
Deferred tax asset	300	3,452	—	3,752	70,318	(4)	74,070
Office, communication and computer equipment, net	11,525	7,678	—	19,203	—		19,203
Intangible assets and goodwill, net	1,133	—	63,881	65,014	—		65,014
Other assets	10,525	75	1,504	12,104	(2,713)		9,391

Total assets	$591,960	$190,513	$63,673	$846,146	$116,217		962,363

Liabilities and Equity
Current liabilities
Customer account liabilities	$424,597	$186,810	$—	$611,407	$—		611,407
Accounts payable and accrued expenses	19,509	6,254	—	25,763	6,705	(5)	32,468
Due to brokers	682	1,351	—	2,033	—		2,033
Deferred revenue	6,000	—	—	6,000	—		6,000
Deferred tax liability	—	—	4,803 (2)	4,803	—		4,803
Payable to related parties pursuant to tax receivable	—	—	—	—	3,023	(4)	3,023

Total current liabilities	450,788	194,415	4,803	650,006	9,728		659,734
Payable to related parties pursuant to tax receivable agreement	—	—	—	—	59,771	(4)	59,771
Deferred tax liability	—	—	2,210 (2)	2,210	—		2,210
Long term lease	—	—	—	—	—		—
Deferred revenue	1,500	—	—	1,500	—		1,500

Total liabilities	452,288	194,415	7,013	653,716	69,499		723,215
Common stock, $0.01 par value per share	—	3,223	(3,223)	—	—
Members’ Capital	139,672	—	52,758	192,430	(192,430)		—
Class A authorized to issue 3,000,000,000 shares, par value $0.01 per share;15,060,000 shares issued and outstanding on a pro forma basis	—	—	—	—	151	(6)	151
Class B authorized to issue 1,000,000 shares, par value $0.01 per share; 100 shares issued and outstanding; 100 shares issued and 26 shares outstanding on a pro forma basis	—	—	—	—	—	(6)	—
Additional paid-in capital	—	33,650	(33,650)	—	58,004	(7)	58,004
Retained earnings	—	(40,775)	40,775	—	(1,461	)(8)	(1,461)
Non-controlling interest	—	—	—	—	182,454	(9)	182,454

Total liabilities and equity	$591,960	$190,513	$63,673	$846,146	$116,217		962,363

(1)	ODL Acquisition

We acquired a 100% voting and equity interest in ODL on October 1, 2010. The purchase price was a 5.25% equity interest in FXCM Holdings, LLC, and $2.2 million in cash (together “Consideration”).

The purchase price has been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values. Independent valuation specialists assisted FXCM’s management in the acquisition in determining the preliminary fair values of the net assets acquired and the intangible assets. The work performed by the independent valuation specialists has been considered by management in determining the fair value reflected in these unaudited pro forma financial statements. The valuations are based on the estimated assets acquired and liabilities assumed as of September 30, 2010 and management’s consideration of the independent specialists’ valuation work. All balances are preliminary as final closing balances are currently not known.

The total preliminary purchase price is estimated at $54.9 million, which includes $2.2 million of cash. The value of the Consideration was the cash paid and management’s estimate of the fair value of the equity component of the Consideration given based on a dividend discount approach, a comparable public company approach and a comparable private market transactions approach.

Statement of financial condition data as of September 30, 2010 have been translated at the period-end exchange rate of 1.581 British pounds to the U.S. dollar. Statement of operations data for the twelve months ended December 31, 2009 and the nine months ended September 30, 2010 have been translated at the average exchange rates for the period of 1.566 and 1.534 British pounds to the U.S. dollar, respectively. ODL financial data has been converted from U.K. to U.S. GAAP and reclassified to conform to FXCM’s financial statement presentation.

The following is a summary of the preliminary allocation of the purchase price in the ODL acquisition as reflected in the unaudited pro forma consolidated statement of financial condition as of September 30, 2010:

(U.S. dollars in thousands)

Fair value of net tangible assets acquired:	($1,920)
Fair value of identifiable intangible assets:
Customer relationships	17,963
Non-compete agreements	6,460
Trade name	623

Total fair value of identifiable intangible assets	25,046
Deferred tax impact of identifiable intangible assets	(7,013)
Residual goodwill created from the ODL acquisition	38,835

Total preliminary purchase price	$54,948

The preliminary allocations to adjust the book value of ODL assets to their estimated fair value and record amortization expense on ODL intangible assets are as follows:

		Estimated		Estimated
		Average	Estimated Annual	Nine Month
		Remaining	Depreciation and	Depreciation and
		Useful Life	Amortization	Amortization
	Value	(in Years)	Expense for 2009	Expense for 2010
			(U.S. dollars in thousands)

Intangible assets:
Customer relationships	$17,963	3-5 years	$5,436	$4,077
Non-compete agreements	6,460	2-3 years	2,300	1,725
Trade name	623	2 years	312	234

Total depreciation and amortization expense			$8,048	$6,036

Total intangible assets	$25,046

a.	Customer Relationships

The fair value of ODL’s retail and institutional customer relationships was valued separately and estimated using the excess earnings method. This valuation approach relied on assumptions regarding projected revenues, attrition rates, and operating cash flows for its customers, which were projected up to 2 years. The useful life is based on the period the customer relationships are expected to contribute to future cash flows as determined by the company’s historical experience. The cash flows were then tax-effected at a rate of 28%, the U.K. statutory rate, and were discounted at 18%.

b.	Non-Compete Agreements

The fair value of the non-compete agreements being entered into with certain key employees of ODL were estimated using the income approach. This approach estimates the present worth of the profits that would be lost if these employees were to compete. Such loss would arise from their ability to divert existing and future business from ODL. Based upon our knowledge of ODL and the market, we estimated the likelihood and impact of competition and the solicitation of other executives for each covenanter. In estimating the fair value of the non-compete agreements, two scenarios were analyzed. The first scenario was one in which the non-compete agreement was in place and no profits were expected to be lost due to competition and the second scenario represented a situation whereby there was no non-compete agreement in place and, consequently, some profits were lost due to competition. We calculated the present value of those cash flows using an 18% discount rate and the resulting difference between the cash flows under the two scenarios provided an estimate of the fair value of the non-compete agreements.

c.	Trade Name

The fair value of ODL’s trade name was estimated using the relief-from-royalty method where it is assumed that the trade name is owned by a third party and that the true owner would be required to pay a royalty for the privilege of using the trade name. Under the relief-from-royalty approach, we estimated the fair value of the ODL trade name by considering the benefits of ownership of the trade name in the form of future cash flows. To develop future cash flows attributable to a trade name, we started with a projection of future revenues from the business operations of ODL. From the projected revenue, the annual royalty savings was estimated by applying an estimated royalty rate of 1% to the projected revenue stream. The annual royalty savings was then adjusted to reflect taxes at a 28% rate to arrive at the after-tax cash flow savings associated with ownership of the trade name. The resulting cash flows were discounted to a present value based on an 18% discount rate and then summed.

Other ODL acquisition related adjustments include: (i) an increase of $2.0 million in cash and cash equivalents reflecting a capital contribution by ODL shareholders at closing on October 1, 2010, (ii) a $9.4 million movement from restricted cash to cash and cash equivalents reflecting a capital contribution made by FXCM into ODL at closing, and (iii) a $1.5 million other asset, representing a loan made by FXCM to certain ODL shareholders.

(2)	Reflects a $4.8 million current deferred tax liability and a $2.2 million non-current deferred tax liability (a total deferred tax liability of $7.0 million) that has been set up against the $25.0 million value of ODL’s intangible assets outlined in the above table. The deferred tax liabilities represent the tax effect of the difference between the estimated assigned fair value of the acquired intangible assets ($25.0 million) and the nil tax basis of such assets. The estimated amount of $7.0 million is determined by multiplying the difference of $25.0 million by the pro forma U.K. effective tax rate of 28%. We have decided to invest all ODL’s earnings indefinitely.

(3)	Reflects the net effect on cash and cash equivalents of the receipt of net offering proceeds of $197.1 million, offering expenses remaining to be paid of $4.1 million and the uses of proceeds described in “Use of Proceeds”. Also reflects the payment to our chief financial officer of a cash bonus of $0.6 million to which he is entitled at the time of an initial public offering of our company as described in “Management — Executive Compensation — Compensation Discussion and Analysis — Actions Taken in 2010 and Anticipated Actions in connection with Offering.”

(4)	Reflects adjustments to give effect to the tax receivable agreement (as described in “Certain Relationships and Related Person Transactions — Tax Receivable Agreement”) based on the following assumptions:

• we will record an increase of $73.9 million in deferred tax assets ($70.3 million non-current and $3.6 million current) for estimated income tax effects of the increase in the tax basis of the purchased interests and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement, based on an effective income tax rate of 38.0% (which includes a provision for U.S. federal, state, local and/or foreign income taxes);

• we will record $62.8 million ($59.8 million non-current and $3.0 million current), representing 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due to existing owners under the tax receivable agreement;

• we will record an increase to additional paid-in capital of $11.1 million, which is an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreement; and

• there are no material changes in the relevant tax law and we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(5)	In settlement of an arrangement with a former employee of ours, we will become obligated to make a payment in 2011 of $6.7 million or 0.75% of the value of us implied by the initial public offering price, adjusted for certain exclusions relating to the capital raised in the offering, offering expenses, and undistributed offering capital.

(6)	Represents an adjustment to stockholders’ equity reflecting par value for Class A common stock and Class B common stock to be outstanding following this offering.

Our existing owners will hold shares of Class B common stock of FXCM Inc. Although these shares have no economic rights, they will allow our existing owners to exercise voting power at FXCM Inc., the managing member of FXCM Holdings, LLC, at a level that is consistent with their overall equity ownership of our business. Under the certificate of incorporation of FXCM Inc., each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Holdings Unit held by such holder. Accordingly, the voting power afforded to our existing owners by their shares of Class B common stock is automatically and correspondingly reduced as they sell Holdings Units to FXCM Inc. for cash as part of the Offering Transactions or subsequently exchange Holdings Units for shares of Class A common stock of FXCM Inc. pursuant to the exchange agreement. Accordingly, immediately following this offering, our existing owners, through their holdings of our Class B common stock, will collectively have 80.0% of the voting power in FXCM Inc. (or 77.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

(7)	Represents an increase of $58.0 million to additional paid-in capital as a result of the amounts allocable to FXCM Inc. of net proceeds from this offering (offering proceeds, net of underwriting discounts, of $197.1 million, less $147.4 million used to purchase Holdings Units from existing owners), less $6.8 million of offering expenses and less par value reflected in note 6 and the elimination of members’ capital of $192.4 million upon consolidation. Also reflects the increase of $11.1 million due to the effect of the tax receivable agreement described in note (4).

(8)	Represents the effect on retained earnings of the compensation-related payments described in notes (3) and (5).

(9)	As described in “Organizational Structure,” FXCM Inc. has become the sole managing member of FXCM Holdings, LLC. FXCM Inc. will initially own less than 100% of the economic interest in FXCM Holdings, LLC, but will have 100% of the voting power and control the management of FXCM Holdings, LLC. As a result, we will consolidate the financial results of FXCM Holdings, LLC and will record non-controlling interest on our consolidated statements of financial condition. Immediately following this offering, the non-controlling interest, based on the assumptions to the pro forma financial information, will be $182.5 million. Pro forma non-controlling interest represents 80% of the pro forma equity of FXCM Holdings, LLC of $228.1 million, which differs from the pro forma equity of FXCM Inc. as the former is not affected by the adjustments relating to the tax receivable agreement described above in note (3).

(10)	Accounting principles adopted by the U.K. differ in certain material respects from those adopted by the U.S. Under U.K. GAAP, all deferred tax amounts are classified as current in the balance sheet. Under U.S. GAAP, amounts are classified as current or non-current based on the nature of the related asset or liability. As of September 30, 2010, only $2.5 million of the Group’s deferred tax asset would be classified as current under U.S. GAAP.

Software development expenses are capitalized under U.K. GAAP as intangible assets if they have a readily ascertainable market value. Under U.S. GAAP, preliminary stage and post implementation costs are expenses if not adding material functionality. Adjustments to conform equity to U.S. GAAP as of September 30, 2010 were to reduce capitalized software costs by $0.2 million and increase the deferred tax asset due to the above adjustment by $0.06 million.

FXCM Inc.

Unaudited Pro Forma Consolidated Statement of Operations
For the Fiscal Year Ended December 31, 2009

			ODL		Pro Forma
	FXCM	ODL	Acquisition		Offering
	Holdings	Actual	Related		and Other		FXCM Inc.
	LLC Actual	(U.S. GAAP)(1)	Adjustments(2)	Sub Total	Adjustments		Pro Forma
	(In thousands except share and per share data)

Revenues
Retail trading revenue	$291,668	$58,977	$—	$350,645	$—		$350,645
Institutional trading revenue	21,107	1,940	—	23,047	—		23,047
Interest income	1,289	3,164	—	4,453	—		4,453
Other income	8,666	405	—	9,071	—		9,071

Total revenues	322,730	64,486	—	387,216	—		387,216
Expenses
Referring broker fees	76,628	20,240	—	96,868	—		96,868
Compensation and benefits	62,588	22,814	—	85,402	8,925	(3)	94,327
Advertising and marketing	29,355	4,520	—	33,875	—		33,875
Communication and technology	24,026	12,327	—	36,353	—		36,353
General and administrative	26,453	23,493	—	49,946	—		49,946
Depreciation and amortization	6,542	4,435	8,048	19,025	—		19,025
Interest expense	125	207	—	332			332

Total expenses	225,717	88,036	8,048	321,801	8,925		330,726

Income before income taxes	97,013	(23,550)	(8,048)	65,415	(8,925)		56,490
Income tax provision (benefit)	10,053	(6,026)	(2,253)	1,774	3,944	(4)	5,718

Net income (loss) attributable to the controlling and the non-controlling interests	$86,960	$(17,524)	$(5,795)	$63,641	$(12,869)		50,772

Less: Net income attributable to the non-controlling interest					44,513	(5)	44,513

Net income attributable to FXCM Inc.							$6,259

Weighted average shares of Class A common stock outstanding(6)
Basic							15,060,000
Diluted							15,060,000
Net income available to Class A common stock per share(6)
Basic							0.41
Diluted							0.41

(1)	Accounting principles adopted by the U.K. differ in certain material respects from those adopted by the U.S. Please refer to Note 32 of the ODL consolidated financial statements as of December 31, 2009 for a discussion of the principal differences between U.K. GAAP and U.S. GAAP that are significant to ODL’s financial statements.

(2)	ODL Acquisition

We acquired a 100% voting and equity interest in ODL on October 1, 2010. For additional information, see “Unaudited Pro Forma Consolidated Statement of Financial Condition as of September 30, 2010.”

(3)	As described in “Management — IPO Date Stock Option Awards to Employees,” at the time of this offering we intend to grant awards of stock options to purchase an aggregate of 7,530,000 shares of our Class A common stock pursuant to the Long-Term Incentive Plan to certain of our employees. Each stock option to purchase our Class A common stock will have an exercise price equal to the initial public offering price per share in this offering and, subject to the option holder’s continued employment, vest in equal annual installments over a four year period. As a result, we expect to record deferred stock-based compensation equal to the grant-date fair value of the stock options issued of $35.7 million, which will be recognized over the four year vesting period and recorded into the expense category in accordance with the manner in which the option holders’ other compensation is recorded. Adjustment gives pro forma effect to the amount that would have been recorded if the award were made on January 1, 2009.

(4)	Following this offering we will be subject to U.S. federal income taxes, in addition to state, local and international taxes with respect to our allocable share of any net taxable income of FXCM Holdings, LLC, which will result in higher income taxes. As a result the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of 38.0%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

(5)	As described in “Organizational Structure”, FXCM Inc. will become the sole managing member of FXCM Holdings, LLC. FXCM Inc. will initially own less than 100% of the economic interest in FXCM Holdings, LLC, but will have 100% of the voting power and control the management of FXCM Holdings, LLC. Immediately following this offering, the non-controlling interest will be 80.0%. This amount has been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to 77.0%. The percentage of the net income attributable to the non-controlling interest will vary from these percentages due to the differing level of income taxes applicable to the controlling interest.

(6)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income (loss) per share.

On a pro forma basis for the year ended December 31, 2009 and the nine months ended September 30, 2010, the Holdings Units (which are exchangeable on a one-for-one basis for shares of our Class A common shares) were antidilutive and consequently the effect of their exchange for shares of Class A common stock has been excluded from the calculation of diluted net income available to Class A common stock per share.

On a pro forma basis for the year ended December 31, 2009 and the nine months ended September 30, 2010 the options to purchase shares of Class A common stock were antidilutive and consequently the effect of their exercise has been excluded from the calculation of diluted net income available to Class A common stock per share.

Certain compensation-related payments that arise as a result of the completion of the offering have not been reflected in the Unaudited Pro Forma Consolidated Statements of Operations as they were determined by management to be non-recurring. As described in “Management — Executive Compensation — Compensation Discussion and Analysis — Actions Taken in 2010 and Anticipated Actions in Connection with Offering,” our chief financial officer is entitled to a cash bonus of $0.6 million at the time of an initial public offering of our company. In addition, in settlement of an arrangement with a former employee of ours, we will become obligated to make a payment during 2011 of $6.7 million, or 0.75% the value of us implied by the initial public offering price, adjusted for certain exclusions relating to the capital raised in the offering, offering expenses, and undistributed pre-offering capital. Accordingly, we anticipate recording a one-time charge of $7.3 million in respect of these items during the period in which the offering occurs. These items have been reflected in the Unaudited Pro Forma Consolidated Statement of Financial Condition.

FXCM Inc.

Unaudited Pro Forma Consolidated Statement of Operations
For the Nine Months Ended September 30, 2010

			ODL		Pro Forma
	FXCM	ODL	Acquisition		Offering and
	Holdings	Actual	Related		Other		FXCM Inc.
	LLC Actual	(U.S. GAAP)(1)	Adjustments(2)	Sub Total	Adjustments		Pro Forma
		(In thousands except share and per share data)

Revenues
Retail trading revenue	$234,608	$29,499	$—	$264,107	$—		$264,107
Institutional trading revenue	20,779	4,452	—	25,231	—		25,231
Interest income	1,493	1,466	—	2,959	—		2,959
Other income	7,273	2,157	—	9,430	—		9,430

Total revenues	264,153	37,574	—	301,727	—		301,727

Expenses
Referring broker fees	61,680	8,412	—	70,092	—		70,092
Compensation and benefits	52,325	13,020	—	65,345	6,694	(3)	72,039
Advertising and marketing	16,916	1,471	—	18,387	—		18,387
Communication and technology	19,171	7,690	—	26,861	—		26,861
General and administrative	25,792	23,618	—	49,410	—		49,410
Depreciation and amortization	5,292	2,310	6,036	13,638	—		13,638
Interest expense	78	220	—	298			298

Total expenses	181,254	56,741	6,036	244,031	6,694		250,725

Income (loss) before income taxes	82,899	(19,167)	(6,036)	57,696	(6,694)		51,002
Income tax provision (benefit)	3,517	40	(1,690)	1,867	4,861	(4)	6,728

Net income (loss) attributable to the controlling and the non-controlling interests	$79,382	$(19,207)	$(4,346)	$55,829	$(11,555)		44,274

Less: Net income attributable to the non-controlling interest					39,535	(5)	39,535

Net income attributable to FXCM Inc.							$4,739

Weighted average shares of Class A common stock outstanding(s)(6)
Basic							15,060,000
Diluted							15,060,000
Net income available to Class A common stock per share(s) per common share(6)
Basic							0.31
Diluted							0.31

(1)	Accounting principles adopted by the U.K. differ in certain material respects from those adopted by the U.S. Under U.K. GAAP, software development expenses are capitalized as intangible assets if they have a readily ascertainable market value. Under U.S. GAAP, preliminary stage and post implementation costs are expenses if not adding material functionality. Adjustments to conform net income to U.S. GAAP for the nine months ended September 30, 2010 were a reduction in expense due to lower capitalized software costs by $1.0 million and increase deferred tax on the above adjustment by $0.3 million.

(2)	ODL Acquisition

We acquired a 100% voting and equity interest in ODL on October 1, 2010. For additional information, see “Unaudited Pro Forma Consolidated Statements of Financial Condition as of September 30, 2010.”

(3)	As described in “Management — IPO Date Stock Option Awards to Employees,” at the time of this offering we intend to grant awards of stock options to purchase an aggregate of 7,530,000 shares of our Class A common stock pursuant to the Long-Term Incentive Plan to certain of our employees. Each stock option to purchase our Class A common stock will have an exercise price equal to the initial public offering price per share in this offering and, subject to the option holder’s continued employment, vest in equal annual installments over a four-year period. As a result, we expect to record deferred stock-based compensation equal to the grant-date fair value of the stock options issued of $35.7 million, which will be recognized over the four-year vesting period and recorded into the expense category in accordance with the manner in which the option holders’ other compensation is recorded. Adjustment gives pro forma effect to the amount that would have been recorded if the award were made on January 1, 2009.

(4)	Following this offering, we will be subject to U.S. federal income taxes, in addition to state, local and international taxes with respect to our allocable share of any net taxable income of FXCM Holdings, LLC, which will result in higher income taxes. As a result the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of 38%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

(5)	As described in “Organizational Structure”, FXCM Inc. will become the sole managing member of FXCM Holdings, LLC. FXCM Inc. will initially own less than 100% of the economic interest in FXCM Holdings, LLC, but will have 100% of the voting power and control the management of FXCM Holdings, LLC. Immediately following this offering, the non-controlling interest will be 80%. This amount has been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to 77.0%. Net income attributable to the non-controlling interest will vary from these percentages due to the differing level of income taxes applicable to the controlling interest.

(6)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income (loss) per share.

On a pro forma basis for the year ended December 31, 2009 and the nine months ended September 30, 2010, the Holdings Units (which are exchangeable on a one-for-one basis for shares of our Class A common shares) were antidilutive and consequently the effect of their exchange for shares of Class A common stock has been excluded from the calculation of diluted net income available to Class A common stock per share.

On a pro forma basis for the year ended December 31, 2009 and the nine months ended September 30, 2010 the options to purchase shares of Class A common stock were antidilutive and consequently the effect of their exercise has been excluded from the calculation of diluted net income available to Class A common stock per share.

Certain compensation-related payments that arise as a result of the completion of the offering have not been reflected in the Unaudited Pro Forma Consolidated Statements of Operations as they were determined by management to be non-recurring. As described in “Management — Executive Compensation — Compensation Discussion and Analysis — Actions Taken in 2010 and Anticipated Actions in Connection with Offering,” our chief financial officer is entitled to a cash bonus of $0.6 million at the time of an initial public offering of our company. In addition, in settlement of an arrangement with a former employee of ours, we will become obligated to make a payment during 2011 of $6.7 million, or 0.75% the value of us implied by the initial public offering price, adjusted for certain exclusions relating to the capital raised in the offering, offering expenses, and undistributed pre-offering capital. Accordingly, we anticipate recording a one-time charge of $7.3 million in respect of these items during the period in which the offering occurs. These items have been reflected in the Unaudited Pro Forma Consolidated Statement of Financial Condition.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data of FXCM Holdings, LLC should be read together with “Organizational Structure,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus. FXCM Holdings, LLC will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical consolidated financial statements following this offering.

We derived the selected historical consolidated statements of operations and comprehensive income data of FXCM Holdings, LLC for each of the years ended December 31, 2009, 2008 and 2007 and the selected historical consolidated statements of financial condition data as of December 31, 2009 and 2008 from the audited consolidated financial statements of FXCM Holdings, LLC which are included elsewhere in this prospectus, and derived the selected historical combined statement of operations and comprehensive income for each of the years ended December 31, 2006 and 2005 and the selected historical combined statement of financial condition data as of December 31, 2006 and 2005 and the summary historical consolidated statements of financial condition data as of December 31, 2007 from the audited financial statements of FXCM Holdings, LLC which are not included in this prospectus. The entities included in the 2005 and 2006 combined financial statements are Forex Capital Markets LLC, FXCM Futures, LLC, FXCM Canada, Ltd., Forex Trading LLC, Forex Capital Markets Limited and FXCM Asia Limited. The consolidated statements of operations and comprehensive income data for the nine months ended September 30, 2010 and 2009, and the consolidated statement of financial condition data as of September 30, 2010 and 2009 have been derived from unaudited consolidated financial statements of FXCM Holdings, LLC included elsewhere in this prospectus. The unaudited consolidated financial statements of FXCM Holdings, LLC have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations for all periods presented.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007(1)	2006(1)(2)	2005(2)
	(In thousands)

Consolidated Statements of Operations and Comprehensive Income Data
Revenues
Retail trading revenue	$234,608	$225,231	$291,668	$281,385	$144,935	$131,950	$215,672
Institutional trading revenue	20,779	15,367	21,107	18,439	11,695	5,610	95
Interest income	1,493	922	1,289	9,085	16,357	11,112	4,501
Other income	7,273	6,581	8,666	13,731	11,535	16,000	2,183

Total revenues	264,153	248,101	322,730	322,640	184,522	164,672	222,451

Expenses
Referring broker fees	61,680	60,787	76,628	64,567	33,211	51,360	49,420
Compensation and benefits	52,325	45,943	62,588	54,578	53,575	48,669	33,281
Advertising and marketing	16,916	24,351	29,355	24,629	27,846	28,223	25,595
Communication and technology	19,171	17,597	24,026	21,311	17,836	13,773	7,914
General and administrative	25,792	18,550	26,453	20,247	17,037	20,917	22,604
Depreciation and amortization	5,292	4,800	6,542	6,095	7,364	6,732	4,326
Interest expense	78	100	125	2,168	1,374	34	23

Total expenses	181,254	172,128	225,717	193,595	158,243	169,708	143,163

Income (loss) before income taxes	82,899	75,973	97,013	129,045	26,279	(5,036)	79,288
Income tax provision	3,517	7,633	10,053	8,872	3,120	1,720	1,372

Net income (loss)	79,382	68,340	86,960	120,173	23,159	(6,756)	77,916

Other comprehensive income
Foreign currency translation gain (loss)	226	(162)	452	1	—	—	—

Total comprehensive income (loss)	$79,608	$68,178	$87,412	$120,174	$23,159	$(6,756)	$77,916

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007(1)	2006(1)(2)	2005(2)
	(In thousands)

Consolidated Statements of Financial Condition Data — End of Period
Cash and cash equivalents	$124,109	$128,668	$139,858	$179,967	$131,799	$67,631	$75,605
Cash and cash equivalents, held for customers	$424,597	$321,438	$353,825	$253,391	$315,440	$253,257	$202,554
Total assets	$591,960	$474,584	$517,936	$451,044	$472,564	$364,636	$301,611
Customer account liabilities	$424,597	$321,438	$353,825	$253,391	$315,440	$253,257	$202,554
Total equity	$139,672	$115,831	$130,788	$140,454	$96,280	$93,851	$89,902

(1)	In 2005, a shareholder and white label relationship of FXCM declared bankruptcy, at the time representing 40% of total revenues, resulting in a significant disruption in the business that led in large part to the reduction in revenues and the loss recorded in 2006. As a response to such bankruptcy and its effects on the business, our senior management initiated fundamental changes to our business model, including the decision to transition to an agency model, which became fully operational in July 2007.

(2)	Financial statements at December 31, 2006 and 2005 and for the year then ended were prepared on a combined basis. FXCM Holdings, LLC was organized in January 2007 for the purpose of consolidating the Forex Capital Markets group of companies under common management. These companies were comprised of Forex Capital Markets LLC, FXCM Canada, Ltd. and Forex Trading LLC, the latter of which was the parent company of Forex Capital Markets Limited and FXCM Asia Limited. This group of companies, absent the holding company structure or a common parent, issued audited financial statements on a combined basis as of and for the years ended December 31, 2005 and 2006. The group of companies represented affiliated entities that operated in the similar capacity of online foreign currency trading. They shared common management and functioned in a number of countries under various regulatory environments. Since the operations were all interrelated, it was deemed appropriate to present the financial statements on a combined basis as it best reflected the financial condition and the result of operations of the group as a whole.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements in this discussion regarding industry trends, our expectations regarding the future performance of our business, and the other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. You should read the following discussion together with the section entitled “Risk Factors” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

The historical financial information discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects the historical results of operations and financial position of FXCM Holdings, LLC. This historical financial information does not give effect to our acquisition of ODL or to the completion of this offering. See “Organizational Structure,” “Unaudited Pro Forma Financial Information” and “— Acquisition of ODL”.

OVERVIEW

Business

We are an online provider of foreign exchange, or FX, trading and related services to approximately 175,000 retail and institutional customers globally. We offer our customers access to over-the-counter, or OTC, FX markets through our proprietary technology platform. In a FX trade, a participant buys one currency and simultaneously sells another, a combination known as a “currency pair”. Our platform presents our FX customers with the best price quotations on up to 56 currency pairs from up to 25 global banks, financial institutions and market makers, or FX market makers, which we believe provides our customers with an efficient and cost-effective way to trade FX. We utilize what is referred to as agency execution or an agency model. When our customer executes a trade on the best price quotation offered by our FX market makers, we act as a credit intermediary, or riskless principal, simultaneously entering into offsetting trades with both the customer and the FX market maker. We earn fees by adding a markup to the price provided by the FX market makers and generate our trading revenues based on the volume of transactions, not trading profits or losses.

Industry Trends

Economic Environment — Customer FX trading volumes are impacted by the volatility levels in markets including foreign currency and cash equities. Over the past 12 months to September 30, 2010, we have experienced periods of low and high volatility. The recent fiscal crises in Greece and other European Union (E.U.) nations elevated FX market volatility levels across multiple markets, resulting in an increase in our trading activity during the second quarter of 2010. It is difficult to predict volatility in the FX market.

Competitive Environment — The retail FX trading market is fragmented and highly competitive. Our competitors in the retail market can be grouped into several broad categories based on size, business model, product offerings, target customers and geographic scope of operations. These include U.S. based retail FX brokers, international multi-product trading firms, other online trading firms, and international banks and other financial institutions with significant FX operations. We expect competition to continue to remain strong for the foreseeable future.

Regulatory Environment — Our business and industry are highly regulated. Our operating subsidiaries are regulated in a number of jurisdictions, including the United States, the United Kingdom (where regulatory passport rights have been exercised to operate in a number of European Economic Area jurisdictions), Hong Kong and Australia. As a result of our acquisition of ODL, which closed on October 1, 2010, we are also regulated in Japan. These government regulators and self-regulatory organizations oversee the conduct of our business in many ways and several conduct regular examinations to monitor our compliance with applicable statutes and regulations. For example, recently, in the United States and other jurisdictions there have been a series of changes to how retail FX firms are regulated. These changes included substantial increases in minimum regulatory capital requirements, increased oversight of third-party solicitors (such as referring brokers) and increased transparency in the execution of trades. We believe that regulators across major international markets will continue to increase the minimum regulatory requirements for capital, protection of customer assets and transparency of trading. Examples of recently adopted or currently proposed regulations from various jurisdictions include limits on the amount of leverage a customer may use, requiring referring brokers to be registered, and precluding providers of trading services from using customer funds to support open positions.

We expect that increased regulatory compliance requirements will cause some competing firms to leave individual markets or exit the FX industry and believe that this will present additional opportunities for the remaining firms, especially agency model firms like us, to increase market share organically or through acquisitions. As the industry consolidates, scale will become increasingly important and may present advantages to larger firms, such as us, that can meet the stricter requirements, invest in better technology and promote their brand. However, to the extent the regulatory environment is less beneficial for us or our customers or that we cannot capitalize on opportunities, our business, financial condition and operating results could be negatively affected.

Changes in the regulatory environment could also impact costs of compliance. For example, the CFTC recently adopted new regulations implementing statutory changes requiring the registration of FX referring brokers, trading advisers and pool operators. Additionally, the new CFTC regulations mandate disclosure of client profitability and increases in minimum security deposits. The CFTC will require us to ensure that retail customers resident in the United States maintain their accounts with our CFTC-registered operating entity. The requirement for referring brokers to register and maintain minimum capital requirements will potentially reduce the cost of compliance as registered brokers will be monitored directly by self-regulatory organizations, such as the NFA, reducing some of the oversight burden that was previously borne solely by our compliance department. Disclosure of client profitability is not expected to have a meaningful impact on compliance costs as this information can be produced using existing reporting systems. The change in minimum security deposits will require additional client communication and education when implemented, but is not expected to impact ongoing compliance costs. Similarly, the requirement for all U.S. resident retail traders to have their FX accounts with a U.S.-based, registered counterparty will require staff to assist in moving retail accounts currently housed with our non-U.S. based entities to our CFTC-registered entity. While this will require additional staff time and an overall increase in the number of retail accounts housed at our U.S. entity, we do not expect there to be an ongoing increase in compliance costs. Although we do not expect that these recent statutory and regulatory changes will result in any significant increase in compliance costs, we cannot be certain that other future regulatory changes would not result in increased compliance costs.

Business Strategy

We believe that we can build on our competitive strengths by implementing the following strategies:

•	Continue to use our global brand and marketing to drive organic customer growth;

•	Make selected acquisitions to expand our customer base or add presence in markets where we currently have low penetration;

•	Expand our range of products to add new customers and increase revenues from existing customers; and

•	Capture market share from competitors who are unable to keep pace with the changing and demanding regulatory landscape while capitalizing on the long-term benefits associated with a more transparent financial marketplace.

Primary Sources of Revenues

Most of our revenues are derived from fees charged as a commission or markup when our retail or institutional customers execute trades on our platform with our FX market makers. This revenue is primarily a function of the number of active accounts, the volume those accounts trade and the fees we earn on that volume.

Retail Trading Revenue — Retail trading revenue is our largest source of revenue and is primarily driven by: (i) the number of active accounts and the mix of those accounts, such as low versus high volume accounts; (ii) the volume these accounts trade, which is driven by the amount of funds customers have on deposit and the overall volatility of the FX market; (iii) the size of the markup we receive, which is a function of the mix of currency pairs traded, the spread we add to the prices supplied by our FX market makers and the interest differential between major currencies and the markup we receive on interest paid and received on customer positions held overnight; and (iv) the amount of additional retail revenues earned, including revenues from contracts-for difference (CFD) trading, fees earned through white label relationships and payments we receive for order flow from FX market makers. In addition, 11% and 3% of our retail trading revenues for the nine months ended September 30, 2010 and twelve months ended December 31, 2009, respectively, were derived from such additional retail revenues earned.

Institutional Trading Revenue — We generate revenue by executing spot foreign currency trades on behalf of institutional customers through our institutional trading segment, FXCM Pro, enabling them to obtain optimal prices offered by our FX market makers. The counterparties to these trades are external financial institutions that hold customer account balances and settle these transactions. We receive commissions for these services without incurring credit or market risk.

Other — We are engaged in various ancillary FX related services and joint ventures, including use of our platform and trading facilities, providing technical expertise, and earning fees from data licensing.

Primary Expenses

Referring Broker Fees — Referring broker fees consist primarily of compensation paid to our referring brokers and white labels. We generally provide white labels access to our platform, systems and back-office services necessary for them to offer FX trading services to their customers. We also establish relationships with referring brokers that identify and direct potential FX trading customers to our platform. Referring brokers and white labels generally incur advertising, marketing and other expenses associated with attracting the customers they direct to our platform. Accordingly, we do not incur any incremental sales or marketing expense in connection with trading revenue generated by customers provided through our referring brokers and/or white labels. We do, however, pay a portion of the FX trading revenue generated by the customers of our referring brokers and/or white labels and record this under referring broker fees.

Compensation and Benefits — Compensation and benefits expense includes employee and member salaries, bonuses, benefits and employer taxes. Changes in this expense are driven by fluctuations in the number of employees, increases in wages as a result of inflation or labor market conditions, changes in rates for employer taxes and other cost increases affecting benefit plans. In addition, this expense is affected by the composition of our work force. The expense associated with our bonus plans can also have a significant impact on this expense category and may vary from year to year.

As described in “Management — IPO Date Stock Option Awards to Employees,” at the time of this offering we intend to grant awards of stock options to purchase an aggregate of 7,530,000 shares of our Class A common stock pursuant to the Long-Term Incentive Plan to certain of our employees. Each stock option to purchase our Class A common stock will have an exercise price equal to the initial public offering price per share in this offering and, subject to the option holder’s continued employment, vest in equal annual installments over a four year period. As a result, we expect to record deferred stock-based compensation equal to the grant-date fair value of the stock options issued of $35.7 million, which will be recognized over the four year vesting period and recorded into the expense category in accordance with the manner in which the option holders’ other compensation is recorded.

Advertising and Marketing — Advertising and marketing expense consists primarily of electronic media, print and other advertising costs, as well as costs associated with our brand campaign and product promotion.

Communications and Technology — Communications and technology expense consists primarily of costs for network connections to our electronic trading platforms; telecommunications costs; and fees paid for access to external market data. This expense is affected primarily by the growth of electronic trading, our network/

platform capacity requirements and by changes in the number of telecommunication hubs and connections which provide our customers with direct access to our electronic trading platforms.

General and Administrative — We incur general and administrative costs to support our operations, including:

•	Professional fees and outside services expenses — consisting primarily of legal, accounting and outsourcing fees;

•	Bank processing fees — consisting of service fees charged by banks primarily related to our customer deposits and withdrawals;

•	Regulatory fees — consisting primarily of fees from regulators overseeing our businesses which are largely tied to our overall trading revenues; and

•	Occupancy and building operations expense — consisting primarily of costs related to leased and/or owned property including rent, maintenance, real estate taxes, utilities and other related costs. Our company headquarters are located in New York, NY, with other U.S. offices in Plano, TX and San Francisco, CA. Outside the United States, we have offices in London, Paris, Berlin, Athens, Milan, Hong Kong, Dubai, Sydney, Jerusalem and Tokyo.

We expect that our general and administrative expenses will increase as a result of the additional legal, accounting, insurance and other expenses associated with being a public company. Among other things, we expect that compliance with the Sarbanes-Oxley Act and related rules and regulations will result in a significant increase in legal and accounting costs.

Depreciation and Amortization — Depreciation and amortization expense results from the depreciation of long-lived assets purchased and internally developed software that has been capitalized. Amortization of purchased intangibles primarily includes amortization of intangible assets obtained in our acquisitions of customer relationships from our competitors.

Income Taxes — We are currently, and will until consummation of the Offering Transactions be, treated as a partnership for the purposes of U.S. federal and most applicable state and local income tax. As a partnership, our taxable income or loss is currently passed through to, and included in the tax returns of our members. Accordingly, the accompanying consolidated financial statements of FXCM Holdings, LLC do not include a provision for federal and most state and local income taxes. However, we generally make distributions to our members, as required by the terms of our limited liability company agreement, related to such taxes. We are subject to entity level taxation in New York City, and certain foreign subsidiaries are subject to entity level foreign income taxes. As a result, the accompanying consolidated statements of income include tax expense related jurisdictions where those subsidiaries operate.

After consummation of the Offering Transactions, FXCM Inc. will become subject to U.S. federal, state, local and foreign income taxes with respect to its allocable share of any taxable income of FXCM Holdings, LLC at the prevailing corporate tax rates.

Other

Non-Controlling Interest — After consummation of the Offering Transactions, FXCM Inc. will be a holding company, and its sole material asset will be a controlling equity interest in FXCM Holdings, LLC. As the sole managing member of FXCM Holdings, LLC, FXCM Inc. will operate and control all of the business and affairs of FXCM Holdings, LLC and, through FXCM Holdings, LLC and its subsidiaries, conduct our business. FXCM Inc. will consolidate the financial results of FXCM Holdings, LLC and its subsidiaries, and the ownership interest of the other members of FXCM Holdings, LLC will be reflected as a non-controlling interest in the consolidated financial statements of FXCM Inc.

Segment Information

The FASB establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. FXCM’s operations relate to foreign exchange trading and related services and operate in two segments — retail and institutional, with different target markets with separate sales forces, customer support and trading platforms.

RESULTS OF OPERATIONS

Consolidated Results

Nine Months Ended September 30, 2010 and 2009

The following table sets forth our consolidated statement of operations and comprehensive income for the nine months ended September 30, 2010 and 2009:

	September 30,	September 30,
	2010	2009
	(In thousands)

Revenues
Retail trading revenue	$234,608	$225,231
Institutional trading revenue	20,779	15,367
Interest income	1,493	922
Other income	7,273	6,581

Total revenues	264,153	248,101

Expenses
Referring broker fees	61,680	60,787
Compensation and benefits	52,325	45,943
Advertising and marketing	16,916	24,351
Communications and technology	19,171	17,597
General and administrative	25,792	18,550
Depreciation and amortization	5,292	4,800
Interest expense	78	100

Total expenses	181,254	172,128

Income before income taxes	82,899	75,973
Income tax provision	3,517	7,633

Net income	79,382	68,340

Other comprehensive income
Foreign currency translation gain (loss)	226	(162)

Total comprehensive income	$79,608	$68,178

Highlights

•	For the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, we experienced strong growth in customer balances with a 32% increase in customer equity to $424.6 million and a 16% increase in active accounts to 134,478. Retail trading volume declined by 12%, however, primarily due to lower trading activity from South Korean referring brokers as a result of regulatory changes in that market that occurred in 2009.

•	Total revenues increased 6.5% to $264.2 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. This increase was due primarily to increases in retail and institutional trading revenues. Retail trading revenues increased due to the inclusion of CFD trading, a new product offering introduced in September 2009, increased payments for order flow and higher fees from our white labels.

•	Net income increased 16.2% to $79.4 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 primarily due to a decrease in our effective tax rate and an increase in our revenues which were partially offset by an increase in total expenses.

•	In May 2010, we signed a stock purchase agreement to acquire ODL, a leading broker of retail FX, CFDs, spread betting, and equity options headquartered in the U.K. Our acquisition of ODL is intended to increase our profile in the U.K. market and accelerate our growth in continental Europe, utilizing ODL’s relationships and sales force. We consummated our acquisition of ODL on October 1, 2010.

Revenues

	September 30,	September 30,
	2010	2009
	(In thousands)

Revenues:
Retail trading revenue	$234,608	$225,231
Institutional trading revenue	20,779	15,367
Interest income	1,493	922
Other income	7,273	6,581

Total revenues	264,153	248,101

Customer equity	$424,597	$321,438
Tradeable accounts	174,672	131,441
Active accounts	134,478	115,734
Total retail trading volume(1) (billions)	2,342	2,669
Retail trading revenue per million traded(1)	$100	$84

(1)	— Volumes translated into equivalent U.S. dollars

Retail trading revenue increased by $9.4 million or 4.2% to $234.6 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. The increase is attributable to an increase in markup on retail trading revenue, primarily due to the inclusion of revenues from CFD trading, a new product offering introduced in September 2009, increased payments for order flow and higher fees from our white label relationships.

Institutional trading revenue increased by $5.4 million or 35.2% to $20.8 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. Our institutional business grew through continuing expansion of its customer base and a reduction in the number of competitors in 2009.

Interest income increased by $0.6 million or 61.9% to $1.5 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 due primarily to cash balances which increased by 22% at September 30, 2010 versus September 30, 2009. In addition, the average interest rate received on our cash balances increased to 0.4% for the nine months ended September 30, 2010 compared to 0.3% for the nine months ended September 30, 2009.

Other income increased by $0.7 million or 10.5% to $7.3 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 primarily due to an increase in other fee income from our ancillary FX related and joint ventures offset by the decrease in trade execution and support fees from FXCM Japan, a third party. In 2009, the Company renegotiated how it charges FXCM Japan. The fee structure changed from a fixed monthly fee that was included in Other Income, to a variable per trade fee that is included in Retail Trading Revenue.

Expenses

	September 30,	September 30,
	2010	2009
	(In thousands)

Expenses:
Referring broker fees	$61,680	$60,787
Compensation and benefits	52,325	45,943
Advertising and marketing	16,916	24,351
Communications and technology	19,171	17,597
General and administrative	25,792	18,550
Depreciation and amortization	5,292	4,800
Interest expense	78	100

Total expenses	$181,254	$172,128

Referring broker fees increased by $0.9 million or 1.5% to $61.7 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. This increase is primarily due to an increase in commissions paid to referring brokers as a result of a new white label arrangement. However, in the nine months ended September 2010, there was a decrease in the proportion of volume attributable to South Korean referring brokers as a result of regulatory changes in that market.

Compensation and benefits expense increased by $6.4 million or 13.9% to $52.3 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, due primarily to an increase in headcount mostly in our sales and operations departments reflecting our higher level of business activity.

Advertising and marketing expense decreased by $7.4 million or 30.5% to $16.9 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 as advertising purchases returned to more normalized levels. In the nine months ended September 30, 2009, we incurred higher advertising and marketing expense as we took advantage of attractive pricing of electronic media as well as initiated a campaign to increase customer account balances that had declined in the second half of 2008 with the difficult trading environment resulting from the global financial crisis.

Communications and technology expense increased by $1.6 million or 9% to $19.2 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 due to enhanced network capacity requirements.

General and administrative expense increased by $7.2 million or 39% to $25.8 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, due primarily to $2.4 million of professional fees and other expenses resulting from our acquisition of ODL, $0.8 million of expenses relating to the write-off of advances made to a software developer, $2.0 million due to the an increase in operations support activities and professional costs as a result of an expansion of our business, and $1.0 million due to increased rent and occupancy expenses resulting from additional branch office openings in Europe, the move of our Hong Kong office and increased office space in New York.

Depreciation and amortization expense increased by $0.5 million or 10.3% to $5.3 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 as we financed a portion of our server and technology upgrades through capital expenditures as opposed to financing through operating leases.

Interest expense was primarily unchanged at $0.1 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 as interest bearing customer accounts remained nominal.

Income Taxes

	September 30,	September 30,
	2010	2009
	(In thousands, except percentages)

Income before income taxes	$82,899	$75,973
Income tax provision	$3,517	$7,633
Effective tax rate	4.2%	10.0%

Income tax provision decreased by $4.1 million or 53.9% to $3.5 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, due to a change in the jurisdictional sourcing of income with less income subject to New York City Unincorporated Business Tax. This resulted in a decrease in our effective tax rate from 10.0% to 4.2%. Additionally, net income in the U.K. decreased primarily due to changes in transfer pricing arrangements initiated to more appropriately match revenues with expenses. We are currently treated as a partnership for U.S. federal and certain state income tax purposes. Accordingly, shifts in the proportion of income derived in the United States, generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes, to the U.K. with a 28% statutory rate, result in increases in our effective tax rate.

Acquisition of ODL

In May 2010, we signed a stock purchase agreement to acquire ODL, a leading broker of retail FX, CFDs, spread betting and equity options headquartered in the U.K. Our acquisition of ODL is intended to increase our profile in the U.K. market and accelerate our growth in continental Europe, utilizing ODL’s relationships and sales force. The acquisition was consummated on October 1, 2010. As consideration, we provided for $2.2 million in cash and issued to ODL shareholders a 5.25% equity interest in FXCM Holdings, LLC. Following the offering, the ODL shareholders will hold a less than 5.0% equity interest in FXCM Holdings, LLC and less than 5.0% of the voting power at FXCM Inc.

We will be recording the assets acquired, measured at their fair values as pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) No. 820, Fair Value Measurements and Disclosures (ASC 820). We expect the acquisition will result in a significant increase in goodwill and intangible assets in our statement of financial condition. Intangible assets that we will be acquiring as part of the transaction include non-compete agreements, retail customer relationships, institutional customer relationships, trade name and other items. We expect the acquisition will result in a significant increase in amortization of intangible assets in our statement of operations as these intangible assets are amortized over their estimated useful lives.

Year Ended December 31, 2009 and 2008

The following table sets forth FXCM’s consolidated statement of operations and comprehensive income for the years ended December 31, 2009 and 2008:

	December 31,	December 31,
	2009	2008
	(In thousands)

Revenues
Retail trading revenue	$291,668	$281,385
Institutional trading revenue	21,107	18,439
Interest income	1,289	9,085
Other income	8,666	13,731

Total revenues	$322,730	$322,640

Expenses
Referring broker fees	76,628	64,567
Compensation and benefits	62,588	54,578
Advertising and marketing	29,355	24,629
Communications and technology	24,026	21,311
General and administrative	26,453	20,247
Depreciation and amortization	6,542	6,095
Interest expense	125	2,168

Total expenses	225,717	193,595
Income before income taxes	97,013	129,045

Income tax provision	10,053	8,872

Net income	86,960	120,173

Other comprehensive income
Foreign currency translation gain	452	1

Total comprehensive income	$87,412	$120,174

Highlights

•	The year ended December 31, 2009 experienced strong growth in customer balances with a 40% increase in customer equity to $353.8 million and a 36% increase in active accounts to 116,919, in large part due to a successful marketing campaign in the first half of 2009. Total volume in 2009 increased 21% despite the comparison to the volume levels of 2008 which benefited from extraordinarily high volatilities and the significant increases in customer trading volumes brought on by the global financial crisis of the second half of 2008.

•	Total revenues was primarily unchanged at $322.7 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 due primarily to increases in retail trading revenues and institutional trading revenues being more than offset by decreases in interest income and other income. The year ended December 31, 2009 saw continuing declines in short term interest rates.

•	For the year ended December 31, 2009, net income declined by 28% to $87.0 million due to lower revenues, higher expenses and a higher effective tax rate.

•	Referring broker expense increased due to a shift in the year in volumes derived by some of our larger referring brokers with higher-cost commission arrangements.

Revenues

	December 31,	December 31,
	2009	2008
	(In thousands)

Revenues:
Retail trading revenue	$291,668	$281,385
Institutional trading revenue	21,107	18,439
Interest income	1,289	9,085
Other income	8,666	13,731

Total revenues	322,730	322,640

Customer equity	$353,825	$253,391
Tradeable accounts	140,565	106,708
Active accounts	116,919	86,149
Total retail trading volume(1) (billions)	$3,504	$2,901
Retail trading revenue per million traded(1)	$83	$97

(1)	Volumes translated into equivalent U.S. dollars

During the year ended December 31, 2009 compared to the year ended December 31, 2008, retail trading revenue increased $10.3 million or 4% to $291.7 million as volumes increased 21%, partially offset by a 14% decline in retail trading revenue per million traded or retail trading revenue per million. For the year ended December 31, 2009, trading volume growth was led by a 40% increase in customer equity and a 36% increase in active accounts as we initiated a significant marketing campaign in the first half of 2009 to grow customer accounts and balances. The decline in markup was due primarily to declines in income we earn on rollover as the “carry trade”, a strategy of buying a currency that offers a higher interest rate while selling a currency that offers a lower interest rate, significantly declined with the narrowing of interest rate differentials globally as well as lower volatilities in 2009 as compared to 2008.

Institutional trading revenues rose by $2.7 million or 14% to $21.1 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. Our institutional business benefited from increases in institutional demand for trading FX as well as continuing momentum from 2008 where a number of competitors experienced significant disruptions as they had been using American International Group (AIG) or Lehman Brothers as their sole prime broker, both of which faltered in second half of 2008. Our institutional business maintains multiple prime brokerage relationships for risk management purposes.

The low interest rate environment caused interest income to fall $7.8 million or 86% to $1.3 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 as short term interest rates continued their declines to near-zero levels precipitated by the global financial crisis of the second half of 2008. The average annual interest rate received on our cash balances declined to 0.3% for the year ended December 31, 2009 compared to 2.2% for the year ended December 31, 2008.

Other income decreased 37% or $5.1 million to $8.7 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 due primarily to the renegotiation of our arrangement with FXCM Japan, resulting in $2.0 million lower trading execution and support fees from, and a one-time recovery of $2.1 million in bad debt from a former shareholder and white label of FXCM in 2008.

Expenses

	December 31,	December 31,
	2009	2008
	(In thousands)

Expenses
Referring broker fees	$76,628	$64,567
Compensation and benefits	62,588	54,578
Advertising and marketing	29,355	24,629
Communications and technology	24,026	21,311
General and administrative	26,453	20,247
Depreciation and amortization	6,542	6,095
Interest expense	125	2,168

Total expenses	$225,717	$193,595

Referring broker fees increased $12.1 million or 19% to $76.6 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to a 4% increase in retail trading revenue and a shift in volumes during the year ended December 31, 2009 to some of our larger referring brokers which have higher-cost commission arrangements.

Compensation and benefits expense increased $8.0 million or 15% to $62.6 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 due primarily to an increase in staffing levels of 13% from 610 to 687 employees, mostly in our sales and operations departments reflecting our higher level of business activity as well as our expansion into new markets including Australia and France.

Advertising and marketing expense increased $4.7 million or 19% to $29.4 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 as we took advantage of attractive pricing of electronic media as well as initiated a campaign to increase customer account balances that had declined in the second half of 2008 with the difficult trading environment resulting from the global financial crisis.

Communications and technology expense increased $2.7 million or 13% to $24.0 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 due principally to $1.1 million in higher service provider fees relating to the growth in our institutional trading volumes and $1.2 million in expense relating to capacity increases of our relational database software.

General and administrative expense increased $6.2 million or 31% to $26.5 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. This was due primarily to $1.9 million in the write-off of advances made to a software developer, $1.3 million increase in prime brokerage fees relating to new prime broker relationships entered into during the year to enhance our risk and cash management processes, a $1.1 million increase in bank fees, $0.8 million for the expansion of operations support activities of our Israel office and $0.4 million in increased rent expense attributable to the expansion of our office in New York and the opening of offices in Dubai and Australia.

Depreciation and amortization expense rose $0.4 million or 7% to $6.5 million during the year ended December 31, 2009 compared to the year ended December 31, 2008 as we financed a portion of our server and technology upgrades through capital expenditures as opposed to financing through operating leases.

Interest expense declined $2.0 million or 94% to $0.1 million during the year ended December 31, 2009 compared to the year ended December 31, 2008, due primarily to the repayment of a note payable to a member as well as lower interest rates.

Income Taxes

	December 31,	December 31,
	2009	2008
	(In thousands, except percentages)

Income before income taxes	$97,013	$129,045
Income tax provision	$10,053	$8,872
Effective tax rate	10.4%	6.9%

Income tax provision increased $1.2 million or 13% to $10.1 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. While income before taxes decreased 25%, our effective tax rate increased from 6.9% to 10.4% due primarily to a shift throughout 2009 of trading activity from the United States to the U.K., increasing the level of business activity in the U.K. and the provision for income taxes in the U.K. We are currently treated as a partnership for U.S. federal and certain state income tax purposes. Accordingly, changes in the proportion of income derived in the United States, generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes, to the U.K. with a 28% statutory rate, result in increases in our effective tax rate.

Year Ended December 31, 2008 and 2007

The following table sets forth our consolidated statement of operations and comprehensive income for the years ended December 31, 2008 and 2007:

	December 31,	December 31,
	2008	2007
	(In thousands)

Revenues
Retail trading revenue	$281,385	$144,935
Institutional trading revenue	18,439	11,695
Interest income	9,085	16,357
Other income	13,731	11,535

Total revenues	322,640	184,522

Expenses
Referring broker fees	64,567	33,211
Compensation and benefits	54,578	53,575
Advertising and marketing	24,629	27,846
Communications and technology	21,311	17,836
General and administrative	20,247	17,037
Depreciation and amortization	6,095	7,364
Interest expense	2,168	1,374

Total expenses	193,595	158,243

Income before income taxes	129,045	26,279
Income tax provision	8,872	3,120

Net income	120,173	23,159

Other comprehensive income:
Foreign currency translation gain	1	—

Total comprehensive income	$120,174	$23,159

Highlights

•	The global financial crisis of the second half of 2008 resulted in a highly favorable operating environment for us with extraordinarily high volatilities and significant increases in customer trading volumes. In contrast, 2007 was a transition year for us as we completed our migration to the agency model from the principal model.

•	During the year ended December 31, 2008, total revenues increased by 75%, due primarily to a 94% increase in retail trading revenues and a 58% increase in institutional trading revenues.

•	Net income increased by 419% during the year ended December 31, 2008 compared to the year ended December 31, 2007, due primarily to the 75% increase in total revenues as compared to only a 22% increase in total expenses.

•	Customer balances declined by 20% to $253.4 million during the year ended December 31, 2008 in large part due to the difficult trading environment brought on by the global financial crisis.

Revenues

	December 31,	December 31,
	2008	2007
	(In thousands)

Retail trading revenue	$281,385	$144,935
Institutional trading revenue	18,439	11,695
Interest income	9,085	16,357
Other income	13,731	11,535

Total revenues	322,640	184,522

Customer equity	$253,391	$315,440
Tradeable accounts	106,708	49,885
Active accounts	86,149	59,541
Total retail trading volume(1) (billions)	$2,901	$1,729
Retail trading revenue per million traded(1)	$97	$84

(1)	Volumes translated into equivalent U.S. dollars

Retail trading revenues increased by $136.5 million or 94% to $281.4 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. Trading revenues significantly increased in the latter part of 2008 as a result of the high volatility brought on by the global financial crisis. In addition, 2007 revenues were depressed in the first half of the year as the firm was completing its migration from the principal model to the agency model.

Institutional trading revenues increased by $6.7 million or 58% to $18.4 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. Our institutional platform gained significant momentum in 2008 as it benefited from the large volume increases brought on by the global financial crisis as well as disruptions a number of competitors experienced who had been using AIG or Lehman Brothers as their sole FX prime brokers, both of which faltered in the second half of 2008. Our institutional business maintains multiple prime brokerage relationships for risk management purposes.

Interest income decreased by $7.3 million or 44% to $9.1 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 as a result of declines in short term interest rates. The average annual interest rate received on our cash balances declined to 2.1% for the year ended December 31, 2008 compared to 4.3% for the year ended December 31, 2007.

Other income increased by 19% or $2.2 million to $13.7 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to the one-time recovery in 2008 of $2.1 million in bad debt from a former shareholder and white label of FXCM.

Expenses

	December 31,	December 31,
	2008	2007
	(In thousands)

Expenses:
Referring broker fees	$64,567	$33,211
Compensation and benefits	54,578	53,575
Advertising and marketing	24,629	27,846
Communications and technology	21,311	17,836
General and administrative	20,247	17,037
Depreciation and amortization	6,095	7,364
Interest expense	2,168	1,374

Total expenses	$193,595	$158,243

Referring broker fees increased $31.4 million or 94% to $64.6 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 in correlation with the 94% increase in Retail Trading revenue.

Compensation and benefits expense increased $1.0 million or 2% to $54.6 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. Though we experienced a 19% increase in general staffing levels from 514 to 610 employees during the year, mostly in our sales, operations, finance and administration departments reflecting our higher level of business activity, the increase was largely offset by a reduction in the compensation for certain of our senior management. Additionally, we transitioned more back office operations and sales functions to our Texas office which operates in a lower cost environment.

Advertising and marketing expense decreased $3.2 million or 12% to $24.6 million in the year ended December 31, 2008 compared to the year ended December 31, 2007 as certain marketing campaign inefficiencies were identified during the year and reliance on larger, more expensive digital sites was reduced.

Communications and technology expense increased $3.5 million or 19% to $21.3 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 principally due to enhanced capacity and infrastructure.

General and administrative expense increased $3.2 million or 19% to $20.2 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 due primarily to $1.6 million in increased bank charges as we initiated acceptance of credit cards resulting in growth in customer deposits and a $1.2 million increase in NFA fees due to the inception late in 2007 of regulatory fees by the agency based on customer volume.

Depreciation and amortization expense decreased $1.3 million or 17% to $6.1 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 due primarily to the termination of a capital lease and associated amortization relating to our relational database software.

Interest expense increased $0.8 million or 58% to $2.2 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 due primarily to an increase in the interest rate of a promissory note held by one of the founding members that was amended in 2008.

Income Taxes

	December 31,	December 31,
	2008	2007
	(In thousands,
	except percentages)

Income before income taxes	$129,045	$26,279
Income tax provision	$8,872	$3,120
Effective tax rate	6.9%	11.9%

Income tax provision increased $5.8 million or 184% to $8.9 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. This was due to an increase of $102.8 million or 391% in income before taxes, partially offset by a reduction in the effective tax rate from 11.9% to 6.9%. The decrease in the effective tax rate was due to a higher proportion of our income in 2008 compared to 2007 from our U.S. operations relative to our foreign operations, principally in the U.K. and Hong Kong. We are currently treated as a partnership for U.S. federal and certain state income tax purposes. Accordingly, changes in the proportion of income derived in the United States, generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes, from the U.K. and Hong Kong with a 28% and 17% statutory rate respectively, result in decreases in our effective tax rate.

Segment Results

Nine Months Ended September 30, 2010 and 2009

Retail Trading — Retail Trading is our largest segment and consists of providing FX trading and related services to approximately 175,000 retail customers globally as of September 30, 2010.

Revenues, operating expenses and income before income taxes of the Retail Trading segment for the nine months ended September 30, 2010 and 2009 are as follows:

	September 30,	September 30,
	2010	2009
	(In thousands)

Revenues	$243,374	$232,734
Operating expenses	121,478	122,613

Income before income taxes	$121,896	$110,121

Revenues for our Retail Trading segment increased by $10.6 million or 4.6% to $243.4 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. Retail trading volume decreased by 12.3%, due primarily to decreases in trading from our South Korean referring brokers as a result of changes in regulations, the declines in volume were more than offset by a 19% increase in markup or retail trading revenue per million traded, due primarily to the inclusion of revenues from CFD trading, a new product segment that was introduced September 2009, increased payments for order flow, a new white label arrangement as well higher fees from this business.

Operating expenses for our Retail Trading segment decreased by $1.1 million or 0.9% to $121.5 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 due primarily to lower advertising and marketing expense which resumed to more normal levels, decreasing $7.4 million or 30.6%. This was partly offset by higher Referring broker fees which increased $0.9 million or 1.5% to $61.7 million. While there was a decrease in the proportion of volume attributable to large referring brokers that typically have higher-cost commission arrangements, commissions paid to referring brokers increased slightly as a result of a new white label arrangement. Higher compensation and benefits expenses also contributed to minimize the variance. Income before income taxes for the Retail Trading segment increased by $11.8 million or 10.7% to $121.9 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009.

Institutional Trading — Our Institutional Trading segment operates under the name FXCM Pro and generates revenue by executing spot foreign currency trades on behalf of institutional customers, enabling them to obtain optimal prices offered by our FX market makers. The counterparties to these trades are external financial institutions that hold customer account balances and settle these transactions. We receive commissions for these services without incurring credit or market risk.

Revenues, operating expenses and income before income taxes of the Institutional Trading segment for the nine months ended September 30, 2010 and 2009 are as follows:

	September 30,	September 30,
	2010	2009
	(In thousands)

Revenues	$20,779	$15,367
Operating expenses	11,327	9,965

Income before income taxes	$9,452	$5,402

Institutional Trading revenue increased $5.4 million or 35.2% to $20.8 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. The Institutional Trading segment grew through continuing expansion of its customer base and an increase in institutional FX trading volumes of 48.7%.

Operating expenses increased by $1.4 million or 13.7% to $11.3 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 due primarily to higher compensation and benefits expense resulting from the increase in business profitability. A significant portion of compensation and benefits of our Institutional Trading business is linked to unit profitability.

Corporate — Loss before income taxes of the Corporate segment for the nine months ended September 30, 2010 and 2009 are as follows:

	September 30,	September 30,
	2010	2009
	(In thousands)

Revenues	$—	$—
Operating expenses	48,449	39,550

Loss before income taxes	$48,449	$39,550

Loss before income taxes increased $8.9 million or 22.5% to $48.4 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 due primarily to higher general and administrative costs resulting from $2.4 million of professional fees and other expenses relating to our acquisition of ODL, $0.8 million of expenses relating to expenses relating to the write-off of advances made to a software developer, $2.0 million due to increased operations support activities and legal costs as a result of the expansion of our business, $1.0 million due to increased rent and occupancy expenses resulting from additional branch office openings in Europe, the move of our Hong Kong office and additional office space in New York.

Years Ended December 31, 2009, 2008 and 2007

Retail Trading — Revenues, operating expenses and income before income taxes of the Retail Trading segment for the years ended December 31, 2009 and 2008 are as follows:

	December 31,	December 31,
	2009	2008
	(In thousands)

Revenues	$301,623	$304,201
Operating expenses	151,853	126,409

Income before income taxes	$149,770	$177,792

Revenues for the Retail Trading segment declined $2.6 million or 1% for the year ended December 31, 2009 compared to the year ended December 31, 2008 as volumes increased 21% but were more than offset by a 14% decline in markup from $97 per million to $83 per million. For the year ended December 31, 2009, trading volume growth was led by a 40% increase in customer equity and a 36% increase in active accounts as the Company initiated a significant marketing campaign in the first half of 2009 to grow customer accounts and balances. The decline in markup was due primarily to declines in income we earn on rollover as the “carry trade” significantly declined with the narrowing of interest rate differentials globally as well as lower volatilities in 2009 as compared to 2008.

Operating expenses increased $25.4 million or 20% to $151.9 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 due primarily to an increase in referring broker fees of 16% or $12.4 million caused by a shift in volumes during the year ended December 31, 2009 compared to the year ended December 31, 2008 to some of our larger referring brokers which have higher-cost commission arrangements. Other factors contributing to the increase were higher compensation and benefits, as our sales and operations departments grew with our higher level of business activity, as well as increases in advertising and marketing expense as we took advantage of attractive pricing of electronic media as well as initiated a major campaign to increase customer account balances. Income before tax provision decreased $28.0 million or 16% to $149.8 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to the 6% lower revenues and a 20% increase in operating expenses.

Revenues, operating expenses and income before income taxes of the Retail Trading segment for the years ended December 31, 2008 and 2007 are as follows:

	December 31,	December 31,
	2008	2007
	(In thousands)

Revenues	$304,201	$172,827
Operating expenses	126,409	99,304

Income before income taxes	$177,792	$73,523

Revenues for the Retail Trading segment increased by $131.4 million or 76% to $304.2 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. Trading revenues significantly increased in the latter part of 2008 as a result of the high volatility brought on by the global financial crisis. In addition, 2007 revenues were depressed in the first half of the year as the firm was completing its migration from the principal model to the agency model.

Operating expenses increased $27.1 million or 27% to $126.4 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 due primarily to increased referring broker fees of $30.9 million or 94% which correlated to the increased volume. This was partially offset by decreases in advertising and marketing as certain marketing campaign inefficiencies were identified during the year and reliance on larger, more expensive digital sites was reduced. Income before tax provision increased $104.3 million or 142% to $177.8 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to the increase in revenues coupled with a decrease in operating expenses.

Institutional Trading — Revenues, operating expenses and income before income taxes of the Institutional Trading segment for the years ended December 31, 2009 and 2008 are as follows:

	December 31,	December 31,
	2009	2008
	(In thousands)

Revenues	$21,107	$18,439
Operating expenses	13,092	11,588

Income before income taxes	$8,015	$6,851

Revenues for our Institutional Trading segment increased $2.7 million or 14% to $21.1 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. Our Institutional Segment benefited from continued momentum begun in 2008 when a number of our competitors experienced disruptions as they had been using AIG or Lehman Brothers as their sole FX prime brokers, both of which faltered in the second half of 2008. Our institutional business maintains multiple prime brokerage relationships for risk management purposes.

Operating expenses increased $1.5 million or 13% to $13.1 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 due primarily to higher prime brokerage fees as we transitioned one of our prime broker relationships. Income before tax provision increased $1.2 million or 17% to $8.0 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to the increase in revenues, partially offset by the increase in expenses.

Revenues, operating expenses and income before income taxes of the Institutional Trading segment for the years ended December 31, 2008 and 2007 are as follows:

	December 31,	December 31,
	2008	2007
	(In thousands)

Revenues	$18,439	$11,695
Operating expenses	11,588	7,699

Income before income taxes	$6,851	$3,996

Revenues for our Institutional Trading segment increased $6.7 million or 58% to $18.4 million for the year ended December 31, 2008 compared to the year ended December 31, 2007, due to the significant increase in volumes brought by the global financial crisis in the second half of 2008 as well as the business benefiting from the disruptions a number of competitors experienced who had been using AIG or Lehman Brothers as their sole prime broker.

Operating expenses increased $3.9 million or 51% to $11.6 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 due primarily to higher compensation, a proportion of which is paid out upon increases of unit profitability which increased significantly. Income before tax provision increased $2.9 million or 71% to $6.9 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 due primarily to the increase in revenues offset only partially by an increase in operating expenses.

Corporate — Loss before tax provision of the Corporate segment for the years ended December 31, 2009 and 2008 are as follows:

	December 31,	December 31,
	2009	2008
	(In thousands)

Revenues	—	—
Operating expenses	$60,772	$55,598

Loss before income taxes	$60,772	$55,598

Loss before income taxes increased $5.2 million or 9% to $60.8 million for the year ended December 31, 2009 compared to the year ended December 31, 2008, due primarily to $3.3 million in higher compensation and benefits expense and $1.9 million in higher general and administrative expense, resulting from the write-off of advances made to a software developer.

Loss before income taxes of the Corporate segment for the years ended December 31, 2008 and 2007 are as follows:

	December 31,	December 31,
	2008	2007
	(In thousands)

Revenues	—	—
Operating expenses	$55,598	$51,240

Loss before income taxes	$55,598	$51,240

Loss before income taxes increased $4.4 million or 9% to $55.6 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. The loss before income taxes was due primarily to higher general and administrative expense and an increase in communications and technology expense resulting from higher network infrastructure costs.

Quarterly results of operations and comprehensive income for the three months ended March 31, 2008 through September 30, 2010

The following table sets forth our unaudited quarterly results of operations and comprehensive income for the three-months ended March 31, 2008 through September 30, 2010. The unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements, and, in the opinion of management, the statement of operations and comprehensive income data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations and comprehensive income for these periods. You should read this table in conjunction with our financial statements and the related notes included elsewhere in this prospectus. The results of operations and comprehensive income for any quarter are not necessarily indicative of the results of operations and comprehensive income for any future periods.

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2010	2010	2010	2009	2009	2009	2009	2008	2008	2008	2008
	(In thousands)

Revenues
Retail trading revenues	$80,383	$86,477	$67,748	$66,437	$70,014	$74,709	$80,508	$77,023	$96,977	$58,287	$49,098
Institutional trading revenues	7,190	7,402	6,187	5,740	4,355	5,807	5,205	5,192	4,185	3,616	5,446
Interest income	488	489	516	367	284	304	334	1,023	2,549	2,364	3,149
Other income	2,470	2,294	2,509	2,085	1,744	2,356	2,481	3,123	2,711	2,871	5,026

Total revenues	90,531	96,662	76,960	74,629	76,397	83,176	88,528	86,361	106,422	67,138	62,719

Expenses
Referring broker fees	24,607	21,418	15,655	15,841	16,783	21,658	22,346	21,604	19,346	13,610	10,007
Compensation and benefits	17,826	17,608	16,891	16,645	16,651	14,783	14,509	15,841	13,709	12,798	12,230
Advertising and marketing	5,601	5,979	5,336	5,004	7,440	8,906	8,005	7,834	5,620	5,477	5,698
Communications and data processing	6,373	7,260	5,538	6,429	5,314	5,845	6,438	6,178	4,689	5,084	5,360
General and administrative	8,178	9,181	8,433	7,903	6,775	6,280	5,495	6,428	4,947	4,782	4,090
Depreciation and amortization	1,831	1,718	1,743	1,742	1,696	1,647	1,457	1,327	1,352	1,665	1,751
Interest expense	27	25	26	25	49	22	29	539	563	714	352

Total expenses	64,443	63,189	53,622	53,589	54,708	59,141	58,279	59,751	50,226	44,130	39,488

Income before income taxes	26,088	33,473	23,338	21,040	21,689	24,035	30,249	26,610	56,196	23,008	23,231
Income tax provision	(1,449)	2,358	2,608	2,420	3,763	1,642	2,228	3,231	2,996	1,212	1,433

Net Income	27,537	31,115	20,730	18,620	17,926	22,393	28,021	23,379	53,200	$21,796	$21,798
Other comprehensive income
Foreign currency translation gain (loss)	370	(186)	42	614	(446)	273	11	1	—	—	—

Total comprehensive income	$27,907	$30,929	$20,772	$19,234	$17,480	$22,666	$28,032	$23,380	$53,200	$21,796	$21,798

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed, and plan to continue to finance, our operating liquidity and capital needs with funds generated from operations. We primarily invest our cash in short-term demand deposits at various financial institutions. In general, we believe all our deposits are with institutions of high credit quality and we have sufficient liquidity to conduct the operations of our businesses.

As a holding company, almost all of the funds generated from our operations are earned by our operating subsidiaries. We access these funds through receipt of dividends from these subsidiaries. Some of our subsidiaries are subject to requirements of various regulatory bodies relating to liquidity and capital standards, which may limit the funds available for the payment of dividends to us.

		As of September 30, 2010
	Regulatory	Minimum Regulatory	Capital Levels	Excess Net
	Jurisdiction	Capital Requirements	Maintained	Capital
	(In thousands)

Forex Capital Markets, LLC	USA	$23,515	$46,453	$22,938
Forex Capital Markets, Ltd.	U.K.	8,796	28,635	19,839
FXCM Asia, Ltd.	Hong Kong	4,250	15,892	11,642
FXCM Canada, Ltd.	Canada	99	1,160	1,061
FXCM Australia, Ltd.	Australia	219	2,677	2,458

Cash Flow and Capital Expenditures

Nine Months Ended September 30, 2010 and 2009

The following table sets forth a summary of our cash flow for the nine months ended September 30, 2010 and September 30, 2009:

	September 30,	September 30,
	2010	2009
	(In thousands)

Cash provided by operating activities	$60,990	$61,361
Cash used for investing activities	(6,016)	(8,841)
Cash used for financing activities	(70,724)	(106,500)
Effect of foreign currency exchange rate changes on cash and cash equivalents	1	2,681

Net increase (decrease) in cash and cash equivalents	(15,749)	(51,299)
Cash and cash equivalents — end of period	$124,109	$128,668

Cash provided by operating activities was $61.0 million for the nine months ended September 30, 2010 compared to $61.4 million for the nine months ended September 30, 2009, a decrease of $0.4 million. This decrease was due to $11.0 million higher net income and $11.4 million higher adjustments to reconcile net income to net cash provided by operating activities in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. The higher adjustments to reconcile net income to net cash provided by operating activities was primarily a result of a $9.4 million increase in restricted cash set aside for a capital contribution to ODL after the acquisition, and a $1.1 million increase in accounts payable and accrued expenses versus a decrease of $0.4 million for the nine months ended September 30, 2010 and 2009, respectively.

Cash used in investing activities was $6.0 million for the nine months ended September 30, 2010 compared to $8.8 million for the nine months ended September 30, 2009, a decrease of $2.8 million. The reason for the decrease in cash used was $0.6 million less in capital expenditures for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. During the nine months ended September 30, 2010 our capital expenditure primarily related to $2.6 million of capital expenditure for software development and other fixed assets, compared to $3.2 million purchase of a license of relational database software and $2.2 million of purchases of intangible assets during the nine months ended September 30, 2009, which represents the excess over fair value we paid for customer balances and relationships from certain acquisitions we made.

Cash used in financing activities was $70.7 million for the nine months ended September 30, 2010, compared to $106.5 million for the nine months ended September 30, 2009, a decrease of $35.8 million. The decrease of cash used in financing activities was due to lower distributions to members in 2010 and the repayment of $10.7 million of a note payable to a member in 2009.

Capital expenditures were $6.0 million for the nine months ended September 30, 2010, compared to $6.6 million for the nine months ended September 30, 2009. The decrease in capital expenditures was related to a $2.6 million purchase of software development and other fixed assets during the nine months ended September 30, 2010 compared to of $3.2 million purchase of a license of relational database software during the nine months ended September 30, 2009.

Years Ended December 31, 2009 and 2008

The following table sets forth a summary of our cash flow for the years ended December 31, 2009 and December 31, 2008:

	December 31,	December 31,
	2009	2008
	(In thousands)

Cash provided by operating activities	$79,146	$123,881
Cash used for investing activities	(11,105)	(9,104)
Cash used for financing activities	(110,778)	(65,045)
Effect of foreign currency exchange rate changes on cash and cash equivalents	2,628	(1,564)

Net increase in cash and cash equivalents	(40,109)	48,168
Cash and cash equivalents — end of year	$139,858	$179,967

Cash provided by operating activities was $79.1 million for the year ended December 31, 2009 compared to $123.9 million for the year ended December 31, 2008, a decrease of $44.7 million, due to $33.2 million lower net income and $11.6 million lower adjustments to reconcile net income to net cash provided by operating activities. The lower adjustments to reconcile net income to net cash provided by operating activities was a result primarily of a $1.7 million decrease in accounts payable and accrued expenses versus an increase of $11.4 million partially offset by a $2.4 million decrease in due to brokers versus a decrease of $10.2 million, for the years ended December 31, 2009 and December 31, 2008 respectively.

Cash used in investing activities was $11.1 million for the year ended December 31, 2009, compared to $9.1 million for the year ended December 31, 2008, an increase of $2.0 million. The reason for the increase in cash used was primarily due to $2.0 million higher capital expenditures, a $3.2 million purchase of a license of relational database software in the 2009.

Cash used in financing activities was $110.8 million for the year ended December 31, 2009, compared to $65.0 million for the year ended December 31, 2008, an increase of $45.8 million. The increase of cash used was due primarily to $34.9 million in higher distributions to members in 2009 to cover higher taxes payable and a $10.7 million repayment of a note payable to a member in 2009.

Capital expenditures were $8.0 million for the year ended December 31, 2009, compared to $6.0 million for the year ended December 31, 2008. The increase in capital expenditures in 2009 was primarily related to the purchase of a $3.2 million license for relational database software in 2009.

Years Ended December 31, 2008 and 2007

The following table sets forth a summary of our cash flow for the year ended December 31, 2008 and December 31, 2007:

	December 31,	December 31,
	2008	2007
	(In thousands)

Cash provided by operating activities	$123,881	$56,886
Cash provided by (used for) investing activities	(9,104)	6,612
Cash used for financing activities	(65,045)	(1,159)
Effect of foreign currency rate changes on cash and cash equivalents	(1,564)	1,829

Net increase (decrease) in cash and cash equivalents	48,168	64,168
Cash and cash equivalents — end of year	$179,967	$131,799

Cash provided by operating activities was $123.9 million for the year ended December 31, 2008 compared to $56.9 million for the year ended December 31, 2007, an increase of $67.0 million, due to $97.0 million higher net income and $30.0 million lower adjustments to reconcile net income to net cash provided by operating activities. The lower adjustments to reconcile net income to net cash provided by operating activities resulted primarily of a $6.0 million decrease in deferred revenue versus an increase of $24.0 million for the years ended December 31, 2008 and December 31, 2007, respectively. In January 2007, we received a $30.0 million payment to provide trading execution services to FXCM Japan. The payment amount was recorded as deferred revenue and is being amortized in five annual installments of $6.0 million.

Cash used in investing activities was $9.1 million for the year ended December 31, 2008, compared to cash provided by investing activities of $6.6 million for the year ended December 31, 2007, a decrease of $15.7 million. This was primarily due to $12.1 million realized from the sale of FXCM Japan to GCI Capital Co. Ltd in 2007.

Cash used in financing activities was $65.0 million for the year ended December 31, 2008, compared $1.2 million for the year ended December 31, 2008, an increase of $63.8 million. The increase of cash used was due primarily to $65.2 million in distributions to members in 2008 compared to none in 2007.

Capital expenditures were $6.0 million for the year ended December 31, 2008, compared to $5.3 million for the year ended December 31, 2007, representing higher hardware purchases for network infrastructure.

Contractual Obligations and Commercial Commitments

The following tables reflect a summary of our contractual cash obligations and other commercial commitments at September 30, 2010 and December 31, 2009:

	As of September 30, 2010
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Lease obligations	$6,208	$3,277	$2,442	$489	—
Vendor obligations	362	310	53	—

Total	$6,571	$3,587	$2,495	$489	—

	As of December 31, 2009
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Lease obligations	$4,131	$1,812	$2,319	—	—
Vendor obligations	824	616	208	—	—

Total	$4,955	$2,428	$2,527	—	—

As described in “Organizational Structure — Offering Transactions,” we intend to use a portion of the proceeds from this offering to purchase Holdings Units from our existing owners, including members of our senior management. In addition, the unitholders of FXCM Holdings, LLC (other than FXCM Inc.) may (subject to the terms of the exchange agreement) exchange their Holdings Units for shares of Class A common stock of FXCM Inc. on a one-for-one basis. The purchase of Holdings Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of FXCM Holdings, LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that FXCM Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. We will enter into a tax receivable agreement with our existing owners that will provide for the payment by FXCM Inc. to our existing owners of 85% of the amount of the benefits, if any, that FXCM Inc. is deemed to realize as a result of these increases in tax basis and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of FXCM Inc. and not of FXCM Holdings, LLC. See “Certain Relationships and Related Person Transactions — Tax Receivable Agreement.”

Off-Balance Sheet Arrangements

As of September 30, 2010, we did not have any significant off-balance sheet arrangements as defined by the regulations of the SEC.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The notes to our consolidated financial statements include disclosure of our significant accounting policies and estimates. In establishing these policies within the framework of accounting principles generally accepted in the United States, management must make certain assessments, estimates and choices that will result in the application of these principles in a manner that appropriately reflects our financial condition and results of operations. Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to affect our financial position and operating results. While all decisions regarding accounting policies are important, there are certain accounting policies and estimates that we consider to be critical. These critical policies, which are presented in detail in the notes to our consolidated financial statements, relate to revenue recognition, cash and cash equivalents, held for customers, fair value measurements valuation and office, communication and computer equipment.

A summary of our significant accounting policies and estimates follows:

Revenue Recognition

We make foreign currency markets for customers trading in foreign exchange spot markets. Transactions are recorded on the trade date and positions are marked to market daily with related gains and losses, including gains and losses on open spot transactions, recognized currently in income.

Retail Trading Revenue

Retail trading revenue is earned by adding a markup to the price provided by FX market makers generating trading revenue based on the volume of transactions and is recorded on trade date. The retail trading revenue is earned utilizing an agency model. Under the agency model, when a customer executes a trade on the best price quotation presented by the FX market maker, we act as a credit intermediary, or a riskless principal, simultaneously entering into a trade with the customer and the FX market maker. This agency model has the effect of automatically hedging our positions and eliminating market risk exposure. Retail trading revenues principally represent the difference of our realized and unrealized foreign currency trading gains or losses on our positions with customers and the systematic hedge gains and losses from the trades entered into with the FX market makers. Retail trading revenue also includes fees earned from arrangements with other financial institutions to provide platform, back office and other trade execution services. This service is generally referred to as a white label arrangement. We earn a percentage of the markup charged by the financial institutions to their customers. Fees from this service are recorded when earned on a trade date basis. Additionally, we earn income from trading in contracts for difference (“CFDs”), payments for order flow and rollovers. Our policy is to hedge our CFD positions with other financial institutions based on internal guidelines. Income or loss on CFDs represents the difference between our realized and unrealized trading gains or losses on our positions and the hedge gains or losses with the other financial institutions. Income or loss on CFDs is recorded on a trade date basis. Income or loss on rollovers is the interest differential customers earn or pay on overnight currency pair positions held and the markup that we receive on interest paid or received on these customer positions held overnight. Income or loss on rollovers is recorded on a trade date basis. We recognize payments for order flow as earned.

Institutional Trading Revenue

Institutional trading revenue relates to commission income generated by facilitating spot foreign currency trades on behalf of institutional customers through the services provided by the FXCM Pro division. FXCM Pro allows these customers to obtain the best execution price from external banks and routes the trades to outside financial institutions for settlement. The counterparties to these trades are external financial institutions that also hold customer account balances. We receive commission income for customers’ use of FXCM Pro without taking any market or credit risk. Institutional trading revenue is recorded on a trade date basis.

Other Income

Other income includes revenue related to an agreement to provide trade execution services to GCI Capital Co. Ltd. As consideration for the services, we received an upfront non refundable fee in addition to a fixed monthly fee which subsequently changed to a variable fee on a per trade basis. The upfront fee is being recognized on a straight line basis over the estimated period of performance of 5 years. In arriving at the estimated period of performance, we considered the nature of the services to be provided and its historical experience. The monthly fees were recognized when earned. Variable fees are recognized on trade date as services are rendered.

Cash and Cash Equivalents, held for customers

Cash and cash equivalents, held for customers represents cash held to fund customer liabilities in connection with foreign currency and CFD transactions. The balance arises primarily from cash deposited by customers, customer margin balances, and cash held by FX market makers related to hedging activities. We record a corresponding liability in connection with this amount that is included in customer account liabilities in the consolidated statement of financial condition. A portion of the balance is not available for general use due to legal restrictions in accordance with the FSA, the SFC and the ASIC regulations.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. These two inputs create the following fair value hierarchy:

Level I:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level II:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level III:  Unobservable inputs for assets or liabilities.

As of September 30, 2010 and December 31, 2009, substantially all of our financial instruments are carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Assets, including due from brokers and others, are carried at cost or contracted amounts, which approximates fair value. Similarly, liabilities, including customer account liabilities, due to brokers and payables to others are carried at fair value or contracted amounts, which approximates fair value.

Office, Communication and Computer Equipment

Office, communication and computer equipment consist of purchased technology hardware and software, internally developed software, leasehold improvements, furniture and fixtures, computer equipment and communication equipment. Office, communication and computer equipment are recorded at historical cost, net of accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Certain costs of software developed or obtained for internal use are capitalized. Depreciation is computed using the straight-line method. We depreciate these assets using the following useful lives:

Computer equipment	3 to 5 years
Software	2 to 5 years
Leasehold improvements	Lesser of the estimated economic useful life or the term of the lease
Furniture and fixtures	3 to 5 years
Communication equipment	3 to 5 years

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

Accounting Standards Codification (“ASC” or “the Codification”)  In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance establishing the ASC and revising the hierarchy of generally accepted accounting principles. The ASC is the single source of authoritative nongovernmental U.S. GAAP. The provisions in this guidance do not change current U.S. GAAP, but are intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents were superseded and all other accounting literature that is not included in the FASB Codification is considered non-authoritative. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted the guidance effective with the issuance of its December 31, 2009 consolidated financial statements. As the guidance is limited to disclosure in the financial statements and the manner in which we refer to U.S. GAAP authoritative literature, there was no material impact on our consolidated financial statements.

Uncertainty in Income Taxes  In July 2006, the FASB issued guidance clarifying the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. The guidance also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. In December 2008, the FASB provided for a deferral of the effective date of the interpretation for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. We adopted the guidance on January 1, 2009. The adoption of the interpretation did not have a material impact on the consolidated financial statements.

In September 2009, the FASB updated its uncertainty in income taxes guidance. The updated guidance considers an entity’s assertion that it is a tax-exempt not-for-profit or a pass-through-entity as a tax position that requires evaluation. The revised guidance is effective for periods ending after September 15, 2009. The adoption of the revised guidance did not have a material impact on our consolidated financial statements.

Fair Value Measurements  In April 2009, the FASB issued guidance for determining fair value for an asset or liability if there has been a significant decrease in the volume and level of activity in relation to normal market activity. In that circumstance, transactions or quoted prices may not be determinative of fair value. Significant adjustments may be necessary to quoted prices or alternative valuation techniques may be required in order to determine the fair value of the asset or liability under current market conditions. The guidance is effective for financial statements issued for interim or annual periods ending after June 15, 2009. We adopted the guidance upon its issuance in April 2009, and it did not have a material impact on our consolidated financial statements.

Subsequent Events  In May 2009 and February 2010, the FASB issued guidance on subsequent events. The guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SEC filers must continue to evaluate subsequent events through the date the financial statements are issued but are not required to disclose the date through which an entity has evaluated subsequent events. The guidance is effective for interim or annual financial periods ending after June 15, 2009. We adopted the guidance upon its issuance in June 2009. See Note 15, “Subsequent Events,” for further discussion of the subsequent events that occurred after September 30, 2010.

Business Combinations  Effective January 1, 2009, we adopted accounting guidance issued by the FASB which established principles and requirements for the acquirer in a business combination, including the recognition and measurement of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity as of the acquisition date; the recognition and measurement of the goodwill acquired in the business combination or gain from a bargain purchase as of the acquisition date; and additional disclosures related to the nature and financial effects of the business combination. Under this guidance, nearly all acquired assets and liabilities assumed are recorded at fair value at the acquisition date. Other significant changes include recognizing transaction costs and most restructuring costs as expenses when incurred. These accounting requirements are applied on a prospective basis for all transactions completed after the effective date. As disclosed in Note 15, “Subsequent events,” in May 2010 we signed a purchase agreement to acquire ODL, a broker of retail FX, CFDs, spread betting and retail equity options headquartered in the United Kingdom. The closing of the acquisition occurred on October 1, 2010. We have applied the new business combination guidance upon the closing of the acquisition.

Variable Interest Entities  Effective January 1, 2010, we adopted accounting guidance issued by the FASB related to variable interest entities. This guidance replaces a quantitative-based risks and rewards calculation for determining which entity, if any, has both (a) a controlling financial interest in a variable interest entity with an approach focused on identifying which entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance requires reconsideration of whether an entity is a variable interest entity when any changes in facts or circumstances occur such that the holders of the equity investment at risk, as a group, lose the power to direct the activities of the entity that most significantly impact the entity’s economic performance. It also requires ongoing assessments of whether a variable interest holder is the primary beneficiary of a variable interest entity. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Fair Value Measurements Disclosures  Effective January 1, 2010, we adopted fair value measurement disclosure guidance issued by the FASB. The amended guidance requires new disclosures as follows:

•	Amounts related to transfers in and out of Levels I and II shall be disclosed separately and the reasons for the transfers shall be described.

•	In the reconciliation for fair value measurements using significant unobservable inputs (Level III), a reporting entity should present separately information about purchases, sales, issuances, and settlements on a gross basis.

The guidance also provides amendments that clarify existing disclosures related to the following:

•	Reporting fair value measurement disclosures for each class of assets and liabilities.

•	Providing disclosure surrounding the valuation techniques and inputs used to measure fair value for both Level II and Level III fair value measurements.

This disclosure guidance was effective for us beginning on January 1, 2010, except for the disclosure requirements surrounding the reconciliation of Level III fair value measurements, which will be effective for us on January 1, 2011. The adoption of the guidance does not have a material impact on our fair value measurements disclosures.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of our assets denominated in foreign currencies as well as our earnings due to the translation of our statement of financial condition and statement of operations from local currencies to U.S. dollars. We currently have limited exposure to currency risk from customer open positions as we utilize an agency model, simultaneously entering offsetting trades with both our customers and FX market makers. However, we do incur currency mismatch risk arising from customer accounts denominated in one currency being secured by cash deposits in a different currency. As exchange rates change, we could suffer a loss.

As at September 30, 2010, 21% of our net assets (assets less liabilities) were in Hong Kong dollars, 1% in Euros, 3% in Australian dollars, 2% in Japanese yen, and 4% in all other currencies other than the US dollar. For illustrative purposes, if each of these currencies were to adversely change by 10% with no intervening hedging activity by ourselves, this would result in a pre-tax loss of $2.9 million in the case of the Hong Kong dollar, $0.2 million for Euros, $0.4 million for the Australian dollars and $0.3 million for Japanese yen.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will impact our financial statements.

Our cash and customer cash (on which we do not pay interest) is held primarily in short-term demand deposits at banks and at our FX market makers. Interest rates earned on these deposits and investments affects our interest revenue. We currently derive a minimal amount of interest income on our cash balances as interest rates are near-zero. Based on cash and customer cash held at September 30, 2010, we estimate that a 50 basis point change in interest rates would increase our annual pretax income by approximately $2.7 million.

We also earn a spread on overnight position financing (rollovers) and the interest differential our customers earn or pay depends on whether they are long a higher or lower yielding currency relative to the currency they borrowed. Currently interest rate differentials globally are at low levels and we earn a minimal amount of income from our spread on rollover.

Credit risk

Credit risk is the risk that a borrower or counterparty will fail to meet their obligations. We are exposed to credit risk from our retail and institutional customers as well as institutional counterparties.

All retail customers are required to deposit cash collateral in order to trade on our platforms. Our policy is that retail customers are not advanced credit in excess of the cash collateral in their account and our systems are designed so that each customer’s positions are revalued on a real-time basis to calculate the customer’s useable margin. Useable margin is the cash the customer holds in the account after adding or deducting real-time gains or losses, less the margin requirement. The retail customer’s positions are automatically closed once his or her useable margin falls to zero. Exposure to credit risk from customers is therefore minimal. While it is possible for a retail customer account to go negative in rare circumstances, for example, due to system failure, a final stop loss on the account is automatically triggered which will execute the closing of all positions. For the nine months ended September 30, 2010 and the year ended December 31, 2009, we incurred $0.5 million and $0.2 million, respectively, in losses from customer accounts that had gone negative.

Institutional customers are permitted credit pursuant to limits set by the prime brokers that we use. As part of our arrangement with our prime brokers, they incur the credit risk regarding the trading of our institutional customers.

In addition, we are exposed to the following institutional counterparties: clearing and prime brokers as well as banks with respect to our own deposits and deposits of customer funds. We are exposed to credit risk in the event that such counterparties fail to fulfill their obligations. We manage the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, carrying out periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk. As of September 30, 2010, our exposure to our five largest institutional counterparties, all major global banking institutions, was 80% of total assets and the single largest within the group was 39% of total assets.

Market risk

Market risk is the risk of losses in on- and off-balance sheet positions arising from movements in market prices. As we operate predominantly on an agency model with the exception of certain trades of our CFD customers and until recently our Micro customers, we are not exposed to the market risk of a position moving up or down in value. Beginning in July 2010, we automatically hedge the positions of our Micro customers and intend as soon as practicable to automatically hedge the positions of our CFD customers. As of September 30, 2010, our net unhedged exposure to CFD customer positions was 8% of total assets. A 1% change in the value of our unhedged CFD positions as of September 30, 2010 would result in a $0.4 million decrease in pre-tax income.

Liquidity risk

In normal conditions, our business of providing online FX trading and related services is self financing as we generate sufficient cash flows to pay our expenses as they become due. As a result, we generally do not face the risk that we will be unable to raise cash quickly enough to meet our payment obligations as they arise. Our cash flows, however, are influenced by customer trading volume and the income we derive on that volume. These factors are directly impacted by domestic and international market and economic conditions that are beyond our control. In an effort to manage this risk, we maintain a substantial pool of liquidity. As of September 30, 2010, cash and cash equivalents were 21% of total assets.

Operational risk

Our operations are subject to various risks resulting from technological interruptions, failures, or capacity constraints in addition to risks involving human error or misconduct. Regarding technological risks, we are heavily dependent on the capacity and reliability of computer and communications systems supporting our operations. We have established a program to monitor our computer systems, platforms and related technologies and to address issues that arise promptly. We have also established disaster recovery facilities in strategic locations to ensure that we can continue to operate with limited interruptions in the event that our primary systems are damaged. As with our technological systems, we have established policies and procedures designed to monitor and prevent both human errors, such as clerical mistakes and incorrectly placed trades, as well as human misconduct, such as unauthorized trading, fraud, and negligence. In addition, we seek to mitigate the impact of any operational issues by maintaining insurance coverage for various contingencies.

Regulatory capital risk

Various domestic and foreign government bodies and self-regulatory organizations responsible for overseeing our business activities require that we maintain specified minimum levels of regulatory capital in our operating subsidiaries. If not properly monitored or adjusted, our regulatory capital levels could fall below the required minimum amounts set by our regulators, which could expose us to various sanctions ranging from fines and censure to the imposition of partial or complete restrictions on our ability to conduct business. To mitigate this risk, we continuously evaluate the levels of regulatory capital at each of our operating subsidiaries and adjust the amounts of regulatory capital in each operating subsidiary as necessary to ensure compliance with all regulatory capital requirements. These may increase or decrease as required by regulatory authorities from time to time. We also maintain excess regulatory capital to provide liquidity during periods of unusual or unforeseen market volatility, and we intend to continue to follow this policy. In addition, we monitor regulatory developments regarding capital requirements to be prepared for increases in the required minimum levels of regulatory capital that may occur from time to time in the future. As of September 30, 2010, we had $36.9 million in regulatory capital requirements at our regulated subsidiaries and $94.9 million of capital on a consolidated basis.

Regulatory risk

We operate in a highly regulated industry and are subject to the risk of sanctions from U.S., federal and state, and international authorities if we fail to comply adequately with regulatory requirements. Failure to comply with applicable regulations could result in financial and operational penalties. In addition, efforts to comply with applicable regulations may increase our costs and/or limit our ability to pursue certain business opportunities. Federal and state regulations significantly limit the types of activities in which we may engage. U.S. and international legislative and regulatory authorities change these regulations from time to time. See “Risk Factors.”

INDUSTRY

The FX market is the largest and most liquid financial market in the world. According to the Bank for International Settlements, average daily turnover in the global FX market in April 2010 was $4.0 trillion. Executions in the FX market always involve buying one currency and selling another. The first currency noted in the pair is the base currency and the second is the counter currency. According to the most recent publicly available information from April 2010, the U.S. dollar is the most common currency traded, with approximately 84% of all FX trades involving the U.S. dollar. The volume of trading in the EUR/USD currency pair alone, the most highly traded currency pair, exceeds the volume of all global equity markets.

The FX market has emerged from its previous role of currency hedging to become an investable asset class. Historically, access to the FX market was only available to commercial banks, corporations and other large financial institutions. In the last decade, retail investors have gained increased access to this market, largely through the emergence of online retail FX brokerages, like our firm. According to 2010 estimates by the Aite Group, a financial services market research firm, retail FX trading volumes have grown from average daily volumes of approximately $10 billion in 2001 to approximately $125 billion in 2009, representing a CAGR of 37%.

Estimated Average Daily Trade Volume in Retail FX
(US $ Billions)

There are currently no publicly traded companies in the United States whose primary business is retail FX, and we believe investor knowledge of the industry is limited. We believe there are meaningful similarities, and differences, between the retail FX industry and the online retail equity industry. Because the online retail equity industry is more widely understood by investors, we believe that a review of the similarities and differences between the two industries can assist investors in better understanding the retail FX industry.

There are a number of key differences between the online retail equity industry and the online retail FX industry, including:

Retail FX is a truly global market unlike that for equity securities trading:  Trading of equities varies by country, often involving different lists of equities, different trading venues or exchanges and different regulators. To trade equities globally, a brokerage firm generally must establish significant infrastructure in each major market. As a result, most online equity brokers source customers primarily from pools of investors within their own country. Unlike equities, spot FX contracts — FX trades for immediate, rather than future, delivery — are neither traded on local exchanges nor cleared through a local clearing agent, and FX trading is generally similar around the world. A retail FX brokerage firm does not need to build unique infrastructure in each market to offer trading services. In addition, instead of stocks unique to each country, the eight most popular currency pairs are traded by investors in many countries and represent over 72% of global FX trading volume. Because the retail FX market is essentially global, we believe the potential market that is addressable by an online retail FX broker is larger than that addressable by an online provider of retail equities trading.

The FX market is open 24 hours a day, five days per week, driving extensive participation and more frequent trading:  The FX market is open 24 hours a day, five days a week. We believe that this creates a number of advantages for the retail FX market over the market for trading equity securities. Unlike equity markets which limit investors to trading during market hours, retail FX participants have the convenience of trading FX at any time throughout the day. In addition, 24-hour accessibility of the FX market five days a week allows investors globally to place their trades immediately, rather than waiting until the equity markets reopen the next day, which we believe allows the FX market to operate with less volatility. The FX market is also active 24 hours a day, five days per week, as the center of trading activity moves from Asian markets to European markets and finally North American markets. The result is effectively more than fifteen equity trading “days” a week. We believe that the convenience, accessibility and continued activity of the retail FX market is evident in the average activity levels of the retail FX investor relative to an equity investor. For example, our average account traded 3.4 times per day in 2009 and 2.3 times per day in the first nine months of 2010, which we believe is significantly more frequent than the trades per day of the average online equity account.

Retail FX offers investors the opportunity to trade on higher levels of margin, and many FX brokers utilize features on their platforms to provide that customers will not lose more than their deposit:  As a result of the deep liquidity, low relative volatility and 24-hour access to markets, FX market makers have historically allowed investors to trade on higher levels of margin than those available to traders of other assets, such as equity securities. These margin levels vary by the currency pair, account size, volatility levels and regulatory jurisdiction. For example, in the United States, effective October 18, 2010, retail FX brokers will be permitted to offer customers 50-to-1 leverage on the most commonly traded currency pairs and 20-to-1 leverage on exotic currency pairs. Margin requirements vary widely across different countries and are consistently under review by regulators in a number of jurisdictions, and the NFA is required to review and may adjust the margin requirements in the United States annually. Unlike other retail products that can be traded on margin, such as equity securities, options and futures, many retail FX brokers utilize features on their platforms that provide that their customers will not lose more than the funds they deposit.

The FX market is non-directional in nature and not highly correlated to other assets, like equities:  Unlike equities, fixed income, real estate and many other asset classes, FX markets do not experience periods where all assets move in one direction or another. As FX trading involves a currency pair, if one currency in a pair is losing value, the other currency in the pair will gain in value. As a result, the FX market is not highly correlated to other assets popular with online investors, such as equities or options. We believe that retail investors can utilize FX as a way to increase portfolio diversification.

Retail FX brokers need to build their own technology, which requires large investments of time and money but can result in points of competitive differentiation not available to retail equity brokers:  The technology required throughout the lifecycle of a FX trade is different from that for equities. Because FX is traded over-the-counter among large banks, FX market makers and other financial institutions instead of on an exchange, it does not have a common trading infrastructure. Accordingly, most of the established retail FX brokers, including us, have built most, if not all, of their trade processing technology themselves. Standardized and inexpensive third-party infrastructure solutions are generally not available on a per trade basis, as in online equities. Although we believe this increases the costs for a FX broker to enter and remain in the retail FX business, we believe this differentiation enables retail FX brokers to compete on the basis of the quality of their platform rather than merely on commissions per trade. As a result, we believe our average annual revenue per account is significantly higher than that of major retail U.S. online equity brokers.

Retail FX vs. Equities (2009)
(In thousands, except annual data)

		Active Equity	Retail Equity
	FXCM	Brokers(1)	Brokers(2)

Ending customer accounts	141	46-134	2,600-9,900
DARTs	347	90-347	197-371
Annual trades per average account	885	510-711	8-19
Annual revenue per account	$2,873	$2,736-2,881	$103-212

(1)	Interactive Brokers, TradeStation

(2)	TD Ameritrade, E*Trade, Charles Schwab

The retail FX industry is not as mature and does not offer customers the same sense of safety or price transparency as retail equities:  We believe that two factors that influence the growth of the retail FX market are the customers’ perceptions of the safety of their funds and the transparency and fairness of the prices they receive. Retail equity investors in the United States can rely on the fact that their deposits are insured by the Securities Investor Protection Corporation, or SIPC, for up to $500,000. In the event of a broker bankruptcy, the assets that the broker holds for investors are segregated from the operating funds of such broker. Retail FX brokers do not have SIPC insurance protection and, in the United States, cannot segregate customer funds in the event of a bankruptcy. We believe this is a factor in customers tending to keep smaller amounts of their funds on deposit at FX brokers as compared to equity brokers. As a means to overcome this, larger retail FX brokers may seek to reassure customers by publishing selected information on the strength of their financial situation. To date, no retail FX broker in the United States is subject to the reporting requirements of the Exchange Act. We believe that the increased financial reporting and disclosure we will be required to provide as a public company may increase the confidence of our current and future customers regarding our financial strength and stability and lead to increased average balances per customer account.

Because equities are traded on exchanges, the prices are set by the best bid and offer on each exchange. Since 2005, regulations in the United States and Europe have required that equity brokers must present investors with the national best bids and execute those trades at prices that reflect the optimal mix of price improvement, speed and likelihood of execution. In contrast, the prices that retail FX investors see will vary from broker to broker, depending on whether the broker uses a principal or an agency model. Principal model brokers set their own prices, whereas agency model brokers, like FXCM, present their customers with the best buy and sell quotes from their pool of competing FX market makers. Execution of retail FX orders is also different from retail equities and, within retail FX, from broker to broker. For example, our agency model executes trades at the best available price provided by our FX market makers, including any price improvements that may occur between order placement and execution. We believe that the agency model execution we offer provides retail FX customers more transparent pricing and execution than that offered by our competitors utilizing the principal model.

Similarities between the evolution of online retail FX and online retail equities:  We believe that the forces driving the growth of the online retail FX industry are similar to those that shaped the evolution of the online retail equity industry. According to internal estimates by the Aite Group, since online equity trading started in the mid-1990s, the industry has grown to over 100 million retail equity traders worldwide. Increased broadband internet access enabled a surge in online brokerage firms, which offered convenient ways for self- directed traders to open accounts and trade stocks at reduced commissions. Further, between 1998 and 2005, a series of regulatory changes in the United States heightened the regulatory requirements for brokerage firms, such as imposing rules to ensure the best execution of trades for their customers. We believe that such heightened regulatory requirements helped increase investor confidence in the industry as a whole.

We believe that the online retail FX industry is undergoing a similar evolution. For example, in the last three years, in the United States, increased regulation has resulted in increased minimum net capital requirements, which require a regulated entity to keep a specific minimum amount in relatively liquid form, enhanced protection of customer funds, restrictions on the solicitation of business and, most recently, trade execution. Increases in regulation have also been implemented in other countries. We believe that, as a result of these tightened regulatory requirements, the number of retail FX providers has dropped considerably even as the number of retail investors trading FX and trading volume has increased significantly. We expect that regulators across the major global jurisdictions will continue to introduce additional regulations to ensure that investors receive fair and consistent pricing and execution and that FX brokers have sufficient capital resources to protect customer funds. We believe such regulations may further narrow the field of firms offering retail FX and may help to increase investor confidence in the industry as a whole.

We believe that retail FX trading will continue to grow at high rates as retail investors seek new asset choices, become more knowledgeable about FX markets through frequent media coverage of global economic issues and recognize the advantages of online FX trading over online trading of other assets, such as equities. We also believe that retail FX investors globally are becoming more sophisticated and demanding more transparency, better execution and better customer service. We believe our agency model, scale, proprietary technology platform, network of FX market makers and customer service will continue to attract a diverse and experienced base of customers, who use a wide range of trading strategies, trade more frequently and generally maintain long term relationships with our firm.

BUSINESS

Overview

We are an online provider of FX trading and related services to approximately 175,000 retail and institutional customers globally. We offer our customers access to over-the-counter, or OTC, FX markets through our proprietary technology platform. In a FX trade, a participant buys one currency and simultaneously sells another, a combination known as a “currency pair”. Our platform presents our FX customers with the best price quotations on up to 56 currency pairs from up to 25 global banks, financial institutions and market makers, or FX market makers, which we believe provides our customers with an efficient and cost-effective way to trade FX. We utilize what is referred to as agency execution or an agency model. When our customer executes a trade on the best price quotation offered by our FX market makers, we act as a credit intermediary, or riskless principal, simultaneously entering into offsetting trades with both the customer and the FX market maker. We earn trading fees and commissions by adding a markup to the price provided by the FX market makers and generate our trading revenues based on the volume of transactions, not trading profits or losses. While trading fees and commissions represent in excess of 90% of our revenues, we also earn other forms of revenue such as fees earned from: arrangements with other financial institutions to provide platform, back office and trade execution services, trading in CFDs, payments for order flow, FX market makers and other various ancillary FX related services and joint ventures.

Our agency model is fundamental to our core business philosophy because we believe that it aligns our interests with those of our customers, reduces our risks and provides distinct advantages over the principal model used by the majority of retail FX brokers. In the principal model, the retail FX broker sets the price it presents to the customer and may maintain its trading position if it believes the price may move in its favor and against the customer. We believe this creates an inherent conflict between the interests of the customer and those of the principal model broker. Principal model brokers’ revenues typically consist primarily of trading gains or losses, and are more affected by market volatility than those of brokers utilizing the agency model.

We operate our business through two segments: retail trading and institutional trading. Our retail trading segment accounted for 94% and 92% of our total revenues in 2009 and the nine months ended September 30, 2010, respectively. Our institutional trading segment, FXCM Pro, offers FX trading services to banks, hedge funds and other institutional customers on an agency model basis and accounted for 6% and 8% of our total revenues in 2009 and the nine months ended September 30, 2010, respectively. Our revenues have grown from $9.5 million in 2001 to $322.7 million in 2009, a CAGR, of 55%. Our income before income taxes has grown from $5.4 million in 2001 to $97.0 million in 2009, a CAGR of 43.5%, although income before income taxes declined from $129.0 million in 2008. Our revenues were $264.2 million and our income before income taxes was $82.9 million in the nine months ended September 30, 2010, as compared to $248.1 million and $76.0 million, respectively, in the nine months ended September 30, 2009.

Our operating subsidiaries are regulated in a number of jurisdictions, including the United States, the United Kingdom (where regulatory passport rights have been exercised to operate in a number of European Economic Area jurisdictions), Hong Kong and Australia. As a result of our acquisition of ODL Group Limited, or ODL, a U.K.-based FX broker, which was consummated on October 1, 2010, we are also regulated in Japan. We maintain offices in these jurisdictions, among others. We offer our trading software in 16 languages, produce FX research and content in 12 languages and provide customer support in 13 languages. For the nine months ended September 30, 2010, approximately 76% of our customer trading volume were derived from customers residing outside the United States. We believe our global footprint provides us with access to emerging markets, diversifies our risk from regional economic conditions and allows us to draw our employees from a broad pool of talent.

Our opportunities

Continued growth of the retail FX market

Despite the strong growth of the retail FX market, online retail FX investors still represent a small fraction of the total population of online investors. According to internal estimates by the Aite Group, as of July 2010, there were over 100 million retail equity traders globally, but only 1.25 million retail FX traders. Our internal analyses reveal that in the United States, over 87% of retail FX investors started by trading equities online before they began trading FX. We believe this existing pool of online, self-directed investors represents a large opportunity as they begin to trade retail FX in increasing volumes.

Overall awareness of FX continues to grow among investors, driven in part by increased media coverage and the central role FX plays in the global economy. Also, since retail FX is an asset class that can be traded 24 hours per day, five days a week, it is convenient to trade for many online investors as they can trade at any time of the day.

With the expansion of broadband internet access globally, larger numbers of investors will have access to the technology that enables online trading, thereby growing the pool of online investors who are candidates to trade retail FX in the future.

Unlike equities, fixed income, real estate and many other asset classes, FX markets do not experience periods where all assets move in one direction or another. As a result, the FX market is not necessarily correlated to other assets popular with online investors, such as equities or options, and we believe that as an increasing number of investors realize this, retail FX will attract more attention as a way to increase portfolio diversification.

Increasing sophistication of FX customers and awareness of the agency model

We believe that as retail investors grow in sophistication, they will recognize the advantages of placing trades with an agency model broker with a robust technology platform. We believe these investors value competitive prices, deep liquidity, reliable execution and the ability to use any trading strategy they choose without fear of price requotes, unfilled orders or trading slowdowns that may occur when they are trading with a principal model FX broker. For instance, we believe sophisticated customers, such as automated traders, one of the fastest growing and highest volume segments of the retail FX market, value an agency model broker who will not place restrictions on the frequency or style of trading and offers access to deep pools of liquidity and rapid execution at attractive prices.

Expanding our presence in Europe, a large market for retail FX trading

We believe the retail FX market in Europe presents a significant growth opportunity for us due to our agency model. According to Greenwich Associates, a financial services market research firm, 57% of global FX trading volume in 2009 was conducted in Europe. We believe that awareness of the advantages of the agency model is growing among European customers and regulators, despite the current prominence of principal model brokers in Europe. We believe we can significantly expand our share of this large market through our existing operations in Europe and our acquisition of ODL.

Regulatory changes may continue to narrow the pool of providers authorized to offer retail FX that can meet the higher regulatory standards

Regulators in the United States and other jurisdictions have made a series of changes that impact retail FX brokers, including substantial increases in minimum required regulatory capital, increased oversight of third-party referring brokers and, more recently, regulations regarding the execution of trades. While these regulations may increase our costs, we believe that an effect of these regulations has been to significantly reduce the number of firms offering retail FX, even as the number of customers and the volume traded has grown. Many firms did not have the resources to meet higher net capital requirements, to handle the loss of unlicensed solicitors or to make the necessary changes to their technology platforms. As a result, a number of these firms left these regulated jurisdictions, while others exited the business entirely and sold either their customer accounts or their entire business to other FX brokers. Recent examples include the acquisitions of Direct FX, Hamilton Williams and SNC Investments by Gain Financial; Astmax, Synthesis, FF Returns and Catosa by Saxo Bank; and HotSpot, iTradeFX and the acquisition of ODL by us.

We believe that regulators across major international markets will continue to enact regulations in these areas. For example, in the United Kingdom, proposed rules may require financial institutions to place additional protections on customer funds, prohibiting their use as collateral with counterparties. In the United States, the CFTC adopted regulations in August 2010, which become effective October 18, 2010, requiring referring brokers to either meet certain minimum net capital requirements or enter into a guarantee agreement with a CFTC-regulated FX broker whereby such broker would guarantee the referring brokers’ compliance with applicable regulatory requirements.

We expect increased regulatory compliance burdens may cause certain retail FX brokers to leave individual markets or exit the industry altogether. As the industry consolidates, scale will become increasingly important, presenting opportunities to larger firms, such as us, that can meet the more stringent regulatory requirements. We believe that this trend will present additional opportunities for us to increase market share organically or through acquisitions.

Continued expansion in institutional market

The institutional FX market is comprised of banks, hedge funds, and corporate treasury departments that trade with each other predominantly through electronic communication networks, or ECNs, and single bank platforms. We believe that we can use our agency model to continue to expand our institutional FX segment by offering these institutions the deep liquidity of multiple FX market makers while preserving the anonymity that they value.

Our competitive strengths

Differentiated agency model that aligns our interests with our customers’ interests, produces a better customer trading experience, generates more stable revenues and exposes us to less market, regulatory and reputational risk

We believe our agency model aligns our interests with those of our customers. Our list of products is largely limited to those we are now, or in the future will be, able to offer on an agency model basis. Because we earn our fees based on transaction volume, we design our products and services to make it easier for our customers to trade. For example, to help our customers trade more profitably, we offer research without charge on aggregate trading trends and one-click trading to help our customers trade more profitably. To support customers using rapid trading strategies, we also offer services without charge to help them establish automated trading systems, connect these to our platform and host them. In addition, we offer customers price improvements for price changes that may occur between order placement and execution on all order types.

In contrast, we believe a principal model broker generates revenues from customer losses and may, in certain cases, have features in their products that prevent or hinder trading techniques that consistently generate profits for their customers. These include restrictions on how close stops and limits can be placed to the order price, requoting prices to slow the pace of rapid trading strategies and rejecting trades if they might result in a customer receiving price improvements. We believe our agency model offers a better customer experience that attracts more retail FX investors who maintain longer term relationships with us.

Further, we believe our transaction volume-based revenue is more stable and predictable than revenue derived from trading against customers. In addition, because we do not take market risk and do not extend credit to our customers unless they are fully collateralized, our regulatory capital requirements are significantly lower than those applicable to principal model brokers. As a result, we have more cash we can use to pursue our growth plans. Further, we believe our exposure to regulatory and reputational risk is reduced by avoiding the inherent conflict between the interests of the customer and those of the principal model broker.

Business model and proprietary technology designed to minimize risk and free capital for ongoing operations and expansion

One of our core business philosophies is to seek to minimize risk. In addition to the reduction of risk exposure that we believe results directly from utilizing an agency model, this philosophy is exemplified by the development and implementation of our margin monitoring technology. This technology reduces the risk that customers trading on margin could lose more than they have on deposit with us by checking their margins on every price update and account update and automatically closing open positions if a customer becomes at risk of going into a negative account balance. In addition, our platform receives prices from up to 25 FX market makers. By distributing our trading activity across multiple counterparties, we reduce the risk that the failure of an individual market maker will significantly impact the trading services we offer.

Proprietary and scalable technology platform and award-winning products

In the retail FX industry, the technology and infrastructure required to implement the agency model from customer trading screen through settlement is not widely available. We have built our proprietary technology platform over the last 11 years to handle the complete lifecycle of a FX trade, as well as customized connections to our network of FX market makers and a full suite of back office and administrative systems. We have developed an award-winning single technology platform that provides over 600 prices per second for 81 currency pairs/contracts-for-difference, or CFDs, and processes over 500,000 trades per day from a pool of approximately 175,000 customers who can access the system in 16 languages. Third-party alternatives to provide the agency model for FX trading were principally designed for the institutional market and have significant limitations when used for retail FX. This generally increases the cost and time a principal broker is forced to spend if they were to try to make a conversion to an agency model.

Our platform is scalable and can handle sudden changes in the number of trades and increases in the number of customers. The prices provided by our network of up to 25 FX market makers are frequently lower than the wholesale prices offered on institutional platforms, such as EBS, due to the large volume we transact, the direct access we provide approximately 175,000 retail traders, our longstanding relationships and the competition that results from multiple market makers. Our platform is also flexible, enabling us to add new instruments. For example, in 2009, we added trading in gold, silver, oil and five other CFDs. In the first nine months of 2010, we have added seven new FX currency pairs and 11 new CFDs. In addition, our platform reflects our approach to risk management through our margin monitoring technology which is designed to check customer margin on every price update and account update to prevent them from going into a negative balance. Our policy is generally not to pursue claims for negative equity against our customers. We believe our proprietary technology platform is a significant competitive advantage.

We offer our customers various trading alternatives based on customer sophistication, from beginner to expert, and on mode of access, from smart phones to web-based interfaces to downloadable desktop applications. These applications provide retail FX customers with tools, including charts, analytics, research and online training. An example of this is DailyFX, our independent news and research service offered on our platform and through DailyFX.com, which produces unique analysis, articles and quantitative research for our customers, including data on customer sentiment and aggregate retail trading activity using our large pool of real-time trading data. Our primary trading application is award-winning Trading Station II, a desktop application that has been named FX Week’s “Best Retail Trading Platform” for 2009 and 2010. We also offer Active Trader, an internet application which provides our high-volume customers information about depth of market and allows them to deploy more sophisticated trading strategies. Active Trader is particularly targeted at active equity traders providing them with “Level II” depth of market views for retail FX that are similar to their professional equity trading systems. Level II trading systems not only provide the best buy and sell price but also provide additional levels of pricing beyond the highest buy and lowest sell price. Our Active Trader platform can display up to 10 levels of prices for each currency pair. We have also introduced a trading application designed for customers who create automated trading strategies, a growing and more active segment of the retail FX trading population. Additionally, we offer our customers services without charge to help them automate their trading strategies, connect their automated trading systems to our platform and to host their strategies on our platform.

Widely recognized brand and an in-house marketing organization driving new customer growth

We believe that we have built an in-house online marketing organization that has fueled consistent organic growth in customers at low acquisition costs through a combination of web properties and internet advertising. We believe that the FXCM brand is one of the most well-known, global brands in the retail FX industry, built through over $146 million in brand advertising expenditure since 2005. In 2009, our web properties attracted on average over 2.2 million unique visitors and 19 million page views per month, as measured by Omniture, a web analytics application service. Among our most popular web properties is DailyFX.com, our research and news site that is staffed by a team of nine full-time analysts who produce over 30 articles a day in three languages which are syndicated on over 80 sites globally, including Thomson Reuters and Yahoo!® Finance. DailyFX is one of the top three FX news and analysis websites, measured by Alexa, a website which provides traffic information for websites.

We handle all aspects of the marketing process in-house, including strategy, design, placement, execution and performance measurement, allowing us to accurately measure the effectiveness of each campaign and optimize the use of our marketing and advertising expenses.

International reach and significant scale

For the nine months ended September 30, 2010, we generated approximately 76% of our customer trading volume from customers outside the United States. We are continuing to expand our presence globally, especially in Europe and the Middle East where we believe retail FX investors are growing increasingly aware of the advantages of the agency model.

We believe we are competitively advantaged by our significant scale. For example, we believe scale is a significant factor in a retail FX investor’s choice of broker and the amount of funds such investor is willing to deposit. As of September 30, 2010, total customer equity was $424.6 million, representing an increase of 32% over that as of September 30, 2009. Our scale in online advertising allows us to lock up coveted advertising inventory at favorable rates, lowering our customer acquisition costs. Further, our balance sheet scale enables us to meet minimum regulatory capital requirements across all of our jurisdictions. Our technology platform enables us to add customers organically or through acquisitions and service them from a single infrastructure with minimal additional costs.

Experienced leadership team

Our leadership team is comprised of experienced executives that have averaged over eight years of service with us. For example, Messrs. Niv and Sakhai, our chief executive officer and our chief operating officer, respectively, are two of our original founding partners and have overseen the growth of our company since its founding in 1999 into a global firm with 14 offices in 11 different countries worldwide and more than 650 full-time employees.

Our Growth Strategy

Continue to use our global brand and marketing to drive organic customer growth

We intend to continue to use our brand and our sales and marketing efforts to increase penetration of the growing retail FX market. We believe that our direct marketing, which is aimed at driving potential customers to our web properties, such as DailyFX.com, and our free trading accounts, or “demo” accounts, contributed to our generation of 464,456 leads among new FX traders, experienced traders and high volume automated traders for the nine months ended September 30, 2010. Our integrated sales and marketing information systems will continue to be used to measure the effectiveness of campaigns and optimize sales and marketing expenditures. In existing markets, where we believe the FXCM brand is widely recognized, we are increasing the effectiveness of our campaigns and lowering the costs of acquisition per account. In markets where our penetration is low, such as Europe, we are increasing our marketing expenditure and expanding our physical presence with sales offices. Adding a physical presence can have a significant impact on customer acquisition in some markets. For example, in Australia, new accounts per month have grown from 130 to 500 per month in the 18 months since we opened our office in Sydney. Similarly, new accounts per month in France have grown from 28 to 180 per month in the 24 months since we opened our office in Paris. Since April 2009, we have opened offices in Athens, Berlin, Dubai and Milan to accelerate our penetration in these markets.

Make selected acquisitions to expand our customer base or add presence in markets where we have low penetration

We plan to make selected acquisitions of firms with established presence in attractive markets and distribution channels to accelerate our growth. On October 1, 2010, we completed our acquisition of ODL, a London-based broker of retail FX, CFDs, spread betting, and equity options. Our acquisition of ODL is designed to increase our profile in the U.K. market and accelerate our growth in continental Europe, utilizing ODL’s relationships and sales force. We expect the retail industry to continue to consolidate, providing us with additional acquisition opportunities.

Expand our range of products to add new customers and increase revenues from existing customers

We have an established history of introducing new products. For instance, we introduced our Active Trader platform for our high volume customers in February 2009, the trading of CFDs in September 2009, mobile trading in March 2010 and Strategy Trader in August 2010. We plan to introduce additional products in the future. We are also making investments in our technology platform to meet the demands of our customers that we believe will increase our share of the trading volumes of active and institutional FX customers.

Capture market share from competitors who are unable to keep pace with increasingly demanding regulatory requirements

Over the past three years, we believe that regulatory changes and compliance requirements have in part led to a reduction in the number of retail FX brokers. We expect that increased regulatory compliance requirements will cause additional firms to leave individual markets or exit the industry and believe that this will present additional opportunities for the remaining firms, especially agency model firms like us, to increase market share organically or through acquisitions. For example, if proposed regulatory changes in the United States relating to trade execution and price improvements are implemented, we believe that additional non-U.S. FX customers desiring superior execution of their trades may seek to become customers of U.S. regulated retail FX brokers.

Acquisition of ODL

In May 2010, we signed a stock purchase agreement to acquire ODL Group Limited, a broker of retail FX, CFDs, spread betting and equity options headquartered in the U.K. Our acquisition of ODL is intended to increase our profile in the U.K. market and accelerate our growth in continental Europe, utilizing ODL’s relationships and sales force. Our plan is to migrate ODL’s customers to our agency model platform starting with their FX and spread betting products.

ODL is also a licensed broker of equity options and a member of exchanges including the London Stock Exchange and NYSE Liffe. At present this is a very small portion of ODL’s business. ODL will continue to offer stock options using their existing platform.

The transaction was consummated on October 1, 2010. As consideration we provided for $2.2 million in cash, and we issued to ODL shareholders a 5.25% equity interest in FXCM Holdings, LLC. In addition, to improve ODL’s capital, we made a capital contribution of approximately $9.4 million shortly after the closing.

The purchase agreement contains customary indemnities, covenants restricting competition from key principals for three years, representations and warranties which are secured by collateral which includes the sellers’ dividend distributions, the partnership interest, as well as any proceeds from the conversion of this interest into securities or cash.

Overview of a FX Trade

In a spot FX trade, currencies are listed in pairs. An investor speculates that one currency will appreciate in relation to the other currency in the pair. We facilitate these trades by providing our customers with an online trading system, through the internet, which allows them to buy and sell up to 56 currency pairs from up to 25 FX market makers.

Throughout this process, our platform is completely automated, matching the customer order request with the price provided by the FX market maker. We do not intervene in the trade, other than to apply our fixed markup. Our markup does not change based on how the customer trade is executed. The same process is used when a customer liquidates a position. Our platform processes the trade using the best buy and sell price from our FX market makers. Our markup does not change based on whether the trade was profitable or not for the customer.

Retail FX trades are rolling spot contracts that settle in two days. At the end of the trading day, trades are automatically rolled over to the next day taking into account the interest rate differential for each currency pair. Investors who are long the currency with the higher yield are credited the interest rate differential while investors who are short the currency with the higher yield are debited the difference. We refer to these credits and debits as rollover revenue. We apply a fixed markup to the interest rate credited and debited generating its own rollover.

Our Products and Services

We offer three types of accounts, each designed for a particular type of retail FX trader. For those new to FX trading, we offer Micro accounts which enable new traders to open accounts with as little as $25 and trade in very small lot sizes. Our Standard accounts are designed for the majority of our traders and require an opening deposit of $2,000. Our Active Trader accounts are designed for experienced, high volume traders and require an opening deposit of $50,000.

We also offer trading in a growing number of instruments. While some customers may choose a retail FX broker based on the breadth of products they offer, we limit the products we offer to those that meet our risk, regulatory and technology criteria. If an instrument cannot be traded on an agency model now or moved to an agency model with reasonable effort and within a reasonable period of time, we will not offer it.

Spot FX Pairs

We offer spot FX trading in up to 56 currency pairs. Of these pairs, our most popular seven currency pairs represent over 87% of all trading volume, with the EUR/USD currency pair being the most popular, representing over 31% of our trading volume in 2009. We add new currencies to our list provided they meet our risk and regulatory standards. We do not allow trading in currencies from nations that have prohibitions on the trading of their own currency.

Contracts-for-Difference

We offer our non-U.S. customers the ability to trade CFDs, which are agreements to exchange the difference in value of a particular asset such as a stock index or oil or gold contract, between the time at which a contract is opened and the time at which it is closed. Our CFD offerings, which we began offering in September 2009, currently include 25 CFDs, including contracts for metals, energy and stock indices, and for the nine months ended September 30, 2010, CFD trading constituted approximately 2.5% of total trading volume. We will continue to introduce new products as permitted by applicable laws and regulations. Due to U.S. regulatory requirements, we do not and our affiliates do not trade or offer CFDs in the United States or to U.S. residents.

CFD trading is offered through our Trading Station II, or TSII, and Meta Trader 4, or MT4, products similar to our currency pairs. As our FX market makers cannot process agency model trades for CFDs, these products are not offered on an agency basis. We stream the best bid and offer to customers but we do not offset each trade automatically.

Spread Betting

We offer spread betting trading to our U.K. customers, which is where customers take a position against the value of an underlying financial instrument moving either upwards or downwards in the market. Customers can make spread betting trades on FX pairs, stock indices, gold, silver and oil. For the nine months ended September 30, 2010, spread betting constituted approximately 0.75% of total trading volume.

Equities and Equity Options

As a result of our acquisition of ODL, we now offer equity and equity option trading through ODL. ODL offers customers outside of the United States the ability to trade equities and options on UK, continental Europe and U.S. markets. They are offered using an ODL platform which integrates proprietary as well as third party software, which connects to third party data providers, clearing firms and other market participants.

Equities and equity options offered and sold through ODL, as a FSA-regulated broker dealer in the UK, will, if traded in the primary market, be offered and sold pursuant to Regulation S. Trading in equities and equity options for and with customers in the secondary market will be carried out by ODL in compliance with applicable rules and regulations of the FSA and other applicable law.

These products do not currently represent a material source of revenue for us.

Our Trading Systems

We offer a number of trading systems, all of which are supported by our sophisticated, proprietary technology infrastructure. Our technology tracks the balances, positions, profits and losses and margin levels for all account holders in real time. The back office system’s real time margin-watcher feature automatically closes out open positions if a customer’s account is at risk of going into a negative balance as a result of a trading position losing value and reaching the minimum margin threshold. These features ensure that the customers cannot lose more than what they deposited into their account.

Trading Station II (TSII) is our proprietary flagship technology platform. Over 215,000 trades a day are placed using TSII. TSII has been named FX Week’s “Best Retail Trading Platform” for 2009 and 2010. TSII combines power and functionality and is accessible through a user-friendly interface. TSII is designed to serve the needs of our retail FX customers, but also offers advanced functionalities often used by professional money managers and our institutional customers. TSII is a Windows-based platform with a wide variety of customization options for users to choose from including a choice of 16 languages. The platform provides an advanced chart offering called Marketscope which offers a wide array of customization features, technical analysis indicators, signal and alert functionality, as well as the ability to place trades directly from the chart. We grant many of our white labels a limited, non-exclusive, nontransferable, cost free license to use TSII to facilitate trading volume and increase trading fees and commissions.

Active Trader Platform, also a proprietary technology platform, was built and designed for our higher volume customers. The platform is web-based, making it easily and quickly accessible by users without requiring a download. The platform features most of the same capabilities as the TSII platform but also adds the ability to display up to 10 tiers of market depth information. While TSII streams the best bid and best offer from up to 25 FX market makers to the customer, our Active Trader Platform displays not only the best bid and best offer but also the next nine bids and offers. Our customers can use this information to determine where market liquidity is heavier and therefore which direction the more immediate moves may likely be. This market depth information is similar to Level II information displayed on the more professionally geared equity trading systems, but is not common for retail FX. At present, we do not license rights or have any white label arrangements which include licenses to use our Active Trader Platform.

Meta Trader 4 (MT4) is a third-party platform built and maintained by MetaQuotes Software Corp, and we have licensed the rights to offer it to our customer base. MT4 has a loyal and global user group and the platform caters towards customers with automated trading systems that they have either developed themselves or have purchased from other developers. Our MT4 platform utilizes all the features of our back office system and order execution logic that are provided to users of our proprietary technology platforms. We have integrated MT4 into the same pricing engine as TSII, enabling its users to get the same pricing and execution.

FXCM Pro is our institutional level FX offering that allows banks, hedge funds, professional money managers and other such entities to trade anonymously, similar to an ECN. We currently license the technology platform for FXCM Pro from Currenex. Our added value comes from connecting institutional customers to our top tier FX market makers to gain access to preferred pricing. Customers using FXCM Pro can both take and make prices on the platform. We earn revenue through markups on those prices and/or commissions charged to the customer.

Other Platforms

Our Trading Station Gateway, or Gateway platform, is similar to TSII but is web-based. The Gateway platform allows customers to access their account from any computer without downloading any files. Gateway is also easy to use and has most of the customization options of the TSII.

Strategy Trader is a platform that provides an alternative to customers who prefer to automate trading strategies that they have either built themselves or bought from other developers. Strategy Trader users will have the ability to code and share C#-based trading systems and run them automatically through the platform.

FX System Selector is a platform that allows customers to scan and review dozens of pre-programmed and pre-filtered trading systems and over 1,000 automated strategies. Customers can then select the systems that match their trading and risk preferences and apply them to their trading account. FX System Selector is an ideal option for customers that follow general market trends but may not prefer to execute trades themselves.

We also offer mobile platforms for multiple mobile devices, including Blackberry® and the iPhone®/iTouch®. These platforms include a majority of the functionality found on the TSII and allow customers to log in and trade anywhere in the world.

Sales and Marketing

Our sales and marketing strategy is focused on attracting and educating new customers, increasing the trading activity of existing customers and retaining existing customers. We divide our accounts for measurement purposes into two categories: tradeable accounts and active accounts. We consider an account “tradeable” if it has sufficient funds to make a trade in accordance with firm policies. We consider an account “active” if it meets the criteria for a tradeable account and has executed at least one trade within the last twelve months. Our tradeable customer accounts have grown from 49,885 for the year ended December 31, 2007 to 140,565 for the year ended December 31, 2009, a CAGR of 68%, and our active customer accounts have grown from 59,541 for the year ended December 31, 2007 to 116,919 for the year ended December 31, 2009, a CAGR of 40%.

Our sales and marketing strategy focuses on three diverse customer acquisition channels to expand our customer base.

Direct Marketing Channel

Our direct marketing channel, through which we seek to attract new customers is our most important marketing channel. In executing our direct marketing strategy, we use a mix of online, television and radio advertising, search engine marketing, email marketing, educational FX expos and strategic public and media relations, all of which are aimed at driving prospective customers to our web properties, DailyFX.com and fxcm.com. In those jurisdictions in which we are not regulated by governmental bodies and/or self-regulatory organizations, however, we are generally restricted from utilizing our direct marketing channel. See “Business — Regulation.”

While our platform is available in 16 languages and we have websites available in 12 languages, the majority of our direct marketing efforts have historically been focused on North America, our home market, and Asia, due to its high rate of growth. We did not focus on Europe as we believed the competition there was stronger, with several established retail FX brokers. In the last two years, we have focused on expanding our global footprint by opening new international offices in Europe and the Middle East and supporting them with marketing campaigns. An international office provides us many benefits, including the ability to hold in-person seminars, a location for customers to visit, the ability to accept deposits at a regional bank and native speakers performing sales and support. Currently, we maintain sales offices in the United States, the United Kingdom, France, Germany, Italy, Greece, Hong Kong and Australia. Our acquisition of ODL will expand our presence in the European and Middle East markets, as well as a local office in Japan. The acquisition will add a recognized brand in the U.K. and European markets, which we will promote through our direct marketing efforts. The acquisition will also provide us with a direct sales force that will focus on leveraging ODL’s existing network of customers in Europe and the Middle East as well as promoting our expanded technology platform.

The primary objective of our marketing is to encourage prospective customers to register for free trading accounts or tradable accounts. Free registered practice trading accounts or “demo” accounts are our principal lead generation tool. We believe the demo account serves as an educational tool, providing prospective customers with the opportunity to try FX trading in a risk-free environment, without committing any capital. Additionally, it allows prospective customers to evaluate our technology platform, tools and services. The demo account is identical to the platform used by our active trading customers, including the availability of live real-time streaming quotes. However, trades are not actually executed with our FX market makers.

The ease of the registration process for a demo account maximizes lead generation. Prospective customers are only required to enter a minimal amount of registration information. This results in a large number of demo accounts. In 2009, 713,048 demo accounts were opened, a growth rate of 89% over 377,150 demo accounts opened in 2008. Of these demo accounts, 64,628 or 9% were converted into tradeable accounts.

During the trial period for the demo account, we provide customers with information about our firm’s advantages, educational resources and trading tools. To complement these efforts, a team of Series 3 licensed sales representatives contacts prospective customers by telephone to provide individualized assistance.

Indirect Marketing Channels

Our second marketing channel is our indirect channel that utilizes a network of referring brokers. Referring brokers are third parties that advertise and sell our services in exchange for performance-based compensation. Many referring brokers offer services that are complementary to our brokerage offering, such as trading education and automated trading software. While referring brokers are not permitted to use our name in their advertising, accounts originating from referring brokers are legally opened with a FXCM-owned entity. In most cases, the sales function is performed by the referring broker and customer service is provided by our staff.

Our white label channel is the smallest of three new customer acquisition channels. We enable regulated financial institutions to offer retail FX trading services to its customers using one or more of the following services: (1) our technology, (2) our sales and support staff or (3) our access to liquidity. White labels can add value to our core offering through increased positive name recognition on a regional or global scale and access to a large existing customer base. Customer accounts are opened directly with the white label, who has responsibility for regulatory oversight. We are a party to an agreement with Deutsche Bank AG (DB) for us to provide sales, trade execution, processing and other back office services to DB in relation to DB’s offering of its retail foreign currency trading platform. This platform operates under the trade name dbFX.

Institutional sales and marketing

FXCM Pro is targeted at institutional customers, principally banks, hedge funds, corporate treasury departments and commodity trading advisors. These customers trade using a variety of tools. Some trade directly on the FXCM Pro system, using its graphic user interface. Most, however, trade using automated systems that receive price streams from FXCM Pro, as well as other institutional FX providers such as banks and ECNs. The sales process involves identifying a customer, receiving credit approval from one of our prime brokers, signing them to a contract and then connecting them to our network. Our revenues are principally determined by the number of trades where we provided the customer with the price and execution size they desired.

We service this customer base with a small experienced institutional sales force located in our New York and London offices. As the customer base is much smaller compared to that in our retail marketplace, we are able to provide customized service and attention to each account. The institutional sales force is compensated on a commission basis.

Marketing expertise

We believe that our in-house marketing organization provides us with a competitive advantage. We do not rely on outside marketing agencies to provide services because our marketing team acts as an in-house agency. Our marketing team handles functions such as creative, media buying, price-per-click advertising, website development, email and database marketing, and corporate communications. These staff members have all been with FXCM for multiple years and have developed an internal knowledgebase at FXCM that would probably not otherwise be available. This expertise has enabled us to assemble a tightly integrated digital marketing platform which encompasses our CRM (salesforce.com), Trading Back Office, Ad Serving, and Website Analytics. As a result, we can calculate the value of any media purchase with a high level of precision on a cost per lead and cost per account basis. We believe this analysis enables us to make intelligent media buying decisions.

Our marketing team has been responsible for numerous initiatives. In 2003, we launched DailyFX.com, one of the top three FX news and analysis websites, measured by Alexa, a website which provides traffic information for websites. There are nine full-time analysts that author content for DailyFX, creating over 30 articles per day. DailyFX.com received over 500,000 unique visitors per month and over six million page views per month. Content from DailyFX is syndicated to over 80 websites, including Yahoo!® Finance. After search advertising, DailyFX is our largest single source of new leads.

In addition, our sponsorship of the “CNBC Million Dollar Portfolio Challenge” since 2007 has enabled us to further enhance our brand and promote FX trading in general to a large audience of potential customers.

Customer Service

We provide customer service 24 hours a day, seven days a week in English, handling customer inquiries via telephone, email and online chat. As of September 30, 2010, we employed 167 individuals in our customer service department. To provide efficient service to our growing customer base, we have segmented our customer demographic into three main categories.

•	New to FX: We cater to new customers seeking to open accounts by providing low barrier account minimums and in-depth educational resources on the FX market. We believe that education is an important factor for new customers, and we have a team dedicated to educate our customers the fundamentals of FX trading, application of technical analysis to FX and the use of risk management. We offer over 60 online videos for educating new customers on the FX market. In addition, we have a dedicated staff of instructors who conduct live webinars and answer questions posted by customers in forums.

•	Experienced Customers: We offer our experienced customers value-added resources and trading functionality. DailyFX Plus is a proprietary secure portal that provides trading signals and high touch education. As many experienced customers are technical traders, we also provide them with the ability to trade directly from the charts.

•	High Volume/Algorithmic Trading: In 2009, we formed our Active Trader sales group which caters to customers with account balances above $50,000 generating over $10 million in trading volume per month. Active Trader customers receive price incentives for trading higher volumes. This enables us to offer attractive pricing to our customers that generate the most volume. Automated trading has increased in popularity in the FX market. We have a dedicated programming services team that can code automated trading strategies on behalf of customers. Additionally, we offer multiple automated programming interfaces that allow customers with automated trading systems to connect to our execution system.

We utilize tools that allow prospective and existing customers to contact us through an online chat feature which allows our sales and support staff to engage multiple customers at once. In addition to live support, we are introducing more self-service tools to customers to decrease inbound requests into our customer service team, enabling them to focus more on pro-active customer communication, including education and product upgrades. We believe this will lead to increased deposits and higher customer retention rates.

Our retail sales and customer service teams are not compensated on a commission basis. All customers receive the same level of service, regardless of the FXCM representative. We believe this is a key differentiator for us compared to other retail FX firms that employ commission based sales forces who may not be motivated to provide support to smaller customers.

Technology and Infrastructure

Proprietary technology platform

Our FX technology platform has been designed using proprietary technologies to deliver high standards in performance, flexibility and reliability. Our platform can be divided into three main groups: front-end technology platforms and trading decision support tools, agency model technology platform and back office applications for account management, operations, reporting and reconciliation processes.

We offer our customers a wide variety of proprietary, as well as third-party, front-end platforms and trading decision support tools. Our proprietary offerings include our primary trading interface, FX Trading Station, a stable, market-tested, downloadable application based on C++ that runs directly on a customer’s personal computer. We also offer Active Trader and the Trading Station Gateway, which are browser-based products based on C and C++ that capitalize on Flash technology. Each of these applications provides fully integrated charting and analytical software to assist customers in their trading decisions. We also offer Application Programming Interfaces in FIX, Java, C++ and C# to our users so they can automate their trading strategies. Our Strategy Trader product combines proprietary components where we own the source code exclusively, as well as other features where we have a perpetual, non-exclusive license to the source code. Third-party front-end platforms include MT4, a well-known trading platform which we license from MetaQuotes Software Corp. We do not own the source code to MT4 but we have built proprietary interfaces which enable it to access our agency model platform. We also license technology to provide our mobile applications which run on iPhone®, iPod Touch® and Blackberry® smart phones.

Our proprietary technology platform has been developed using standard programming languages, such as Java, C++, and PL/SQL. While we use standard, well-known protocols and software, such as FIX, TCP, HTTP, Reliable Multicast, and Oracle, we have designed the system with open interfaces so that we can easily and seamlessly integrate new technologies.

We believe that our technology and infrastructure platform provides us with a competitive advantage and enables us to provide innovative solutions to our customers and partners. As examples, we introduced the concept of real-time rebate calculation for referring brokers and automation of basic operations and account management routines to reduce processing time.

Scalability

Our agency model system has been designed to meet the demands of our growing customer base with a focus on speed, accuracy and reliability. Within our network, we process orders in under 2 milliseconds during peak load periods, and have processed over 1,300 orders per second during volatile market conditions, 260 times our average volume over the last two years. At any given time, we believe our technology platform has adequate capacity to support customer activity. On average, we have approximately 58,000 customers logged on our technology platform at any given time. We believe our current platform has the capacity of scale to meet our growth expectations for the foreseeable future.

Reliability and Availability

Our hardware infrastructure is hosted at collocation facilities run by Equinix and DBSi. The two datacenters, located in New Jersey and Pennsylvania, are over 90 miles apart, on separate power grids and separate fiber connectivity. Each facility has N+1 (or greater) uninterruptible power supply systems, generator systems, public utility power feeds, cooling systems, internet providers and private network providers. Locations on the eastern coast of the United States were chosen to achieve both optimal networking latency to price providers and required geographic distance separation.

Applications, servers, network, storage devices, power and temperature are monitored 24 hours a day, seven days a week by support personnel through a combination of industry standard monitoring and alerting tools, including SolarWinds, Nagios, Cacti and FlowMon. Custom written applets and scripts are used to report key resource usage in near real-time.

Personnel are distributed across five major office locations with key operations, such as dealing, customer support and technology support, staffed at multiple locations. Each office location utilizes redundant network connections to access datacenter resources.

Security

Data security is of critical importance to us. We use industry standard products and practices throughout our facilities. We have strict policies and procedures with a minimal set of employees retaining access to customer data. Physical security at our datacenters is handled by security staff present 24 hours a day, seven days a week, in addition to biometric and card access systems, “man traps” which refers to a small space having two sets of interlocking doors such that the first set of doors must close before the second set opens and identification may be required for each door, and video surveillance. Physical access at our corporate headquarters is also handled by security staff present 24 hours a day, seven days a week, turnstiles and card access systems.

Our systems and policies are tested annually for Payment Card Industry, or PCI compliance. Additionally, we engaged a public accounting firm to perform an audit of our internal controls and issue a SAS 70 audit report.

Business Continuity/Disaster Recovery

We have established a business continuity management team to prepare and maintain business continuity plans and procedures designed to ensure a prompt recovery following the loss or partial loss of any of our infrastructure, systems or locations. Our recovery plans are tested on a regular basis in order to verify their effectiveness. Plans are maintained and updated based upon results of the tests and as business needs change.

Risk management

From 1999 through July 2007, we utilized the principal model, setting the prices we displayed and serving as the sole counterparty to our customers’ trades. In 2005, discussions with certain of our customers and regulators led us to believe that an agency model has significant advantages over the principal model. We believed that if we remained a principal model broker, we would be required to take on increasing amounts of market risk and would require increasing amounts of capital in order to achieve our growth objectives. Therefore, we commenced building an agency model platform, which required a significant investment in technology, as well as the cooperation of several of our market makers who were required to change their systems to accommodate our new trading model. We began moving customers onto agency execution in November of 2006, and in July 2007, completed the transition. We have continued to invest in our agency platform, adding additional FX market makers, improving execution and adding features to enhance the trading experience of our customers.

Converting to an agency model is one example of our core business philosophy to reduce risks. We believe that this is also evident in:

•	our list of products, which is principally limited to those we are now, or can soon be, trading using our agency model;

•	our margin monitoring technology, which reduces the risk that customers trading on margin could lose more than they deposit by checking our customers’ margins on every price update and account update;

•	our network of multiple FX market makers and prime brokers, which we believe reduces our counterparty risk in the event one of our business partners fails; and

•	our commitment to strong internal compliance procedures and compliance organization staffing, which we believe reduces our operational risk.

We believe our approach to risk management not only protects us from potential losses but also delivers financial benefits. As we do not hold positions on agency trades, we do not have to use our balance sheet to manage market risk or to meet the larger regulatory capital requirements that accompany those risks. This allows us instead to use our capital to:

•	enhance our global technology platform which services approximately 175,000 accounts from customers in 184 countries;

•	introduce new products at an accelerated pace;

•	enhance our global brand through digital marketing campaigns developed by our in-house marketing organization; and

•	selectively acquire other retail FX brokers.

Agency execution represented approximately 85% of our retail trading volume in 2009 and approximately 94% for the nine months ended September 30, 2010. All Standard and Active Trader account trading is done on an agency model basis. Prior to August 2010, our FX market makers did not accept trade lot sizes smaller than $1,000, the size of some trades executed by our Micro accounts. Although we always offered the best buy and sell quotes from our FX market makers to all accounts regardless of size, we did not immediately offset certain Micro account trades with our FX market makers. For these transactions, we acted as the principal to the trade. Starting in August 2010, all Micro account FX trades, regardless of size, are executed on an agency basis. Similarly, market makers for CFDs are not yet capable of processing orders in sizes required for agency execution. We currently act as the principal on all CFD trades. We are working with our network of market makers with the goal of moving our CFD volume to agency model execution.

For our agency trades, we are not subject to market risk as every trade is hedged immediately at the market price offered to our customer. For the remainder of our volume for which we do not create an offsetting hedge trade automatically, we are exposed to a degree of risk on each trade that the market price of our position will move against us. While our exposure is minimal relative to the size of our balance sheet, we have established policies and procedures to manage our exposure. These policies are reviewed regularly by our executive management team and include quantitative analyses by currency pair, as well as assessment of a range of market inputs, including trade size, dealing rate, customer margin and market liquidity. For example, we have a policy that places a binding limit on the size of our open exposure to protect us against market risk. To date, we have not had a situation where our exposure exceeded our limits. Our risk management procedures require monitoring risk exposure on a continuous basis and determining appropriate hedging strategies in order to maximize revenue and minimize risk.

Our FX trading operations require a commitment of our capital and involve risk of loss due to the potential failure of our customers to perform their obligations under these transactions. In order to minimize the incidence of a customer’s losses exceeding the amount of cash in their account, which we refer to as negative equity, we require that each trade must be collateralized in accordance with our collateral risk management policies. Each customer is required to have minimum funds in their account for opening positions, referred to as the initial margin, and for maintaining positions, referred to as maintenance margin, depending on the currency pair being traded. Margin requirements are expressed as a percentage of the customer’s total position in that currency, and the customer’s total margin requirement is based on the aggregated margin requirement across all of the positions that a customer holds at any time. Each net position in a particular currency pair is margined separately. Because we do not net across different currency pairs, we believe we produce a fairly conservative margin policy. Our systems automatically monitor each customer’s margin requirements in real-time and we confirm that each of our customers has sufficient cash collateral in their account before we execute their trades. If at any point in time a customer’s trading position does not comply with the applicable margin requirement because our predetermined liquidation thresholds have been exceeded, the position will be automatically liquidated in accordance with our margin policies and procedures documented in our customer agreement. We believe this policy protects both us and the customer. We believe that as a result of implementing real-time margining and liquidation processing, the incidence of customer negative equity has been insignificant. For the nine months ended September 30, 2010 and for the year ended December 31, 2009, negative equity balances resulted in losses of $0.5 million and $0.2 million, respectively.

We are also exposed to potential credit risk arising from our exposure to counterparties with which we hedge and financial institutions with whom we deposit cash. By transacting with several of the largest global financial institutions, we have limited our exposure to any one institution. In the event that our access to one or more financial institutions becomes limited, our ability to hedge may be impaired.

Relationships with wholesale FX market makers and prime brokers

Our global network of FX market makers includes global banks, financial institutions and market makers. For the nine months ended September 30, 2010, over 73% of our volume was transacted with the following global banks, in alphabetical order: Barclays, Banque Nationale de Paris, Citi, Credit Suisse, Deutsche Bank, Dresdner Bank/Commerzbank, Goldman Sachs, JPMorgan Chase, Morgan Stanley, Nomura and UBS. The balance of our trading volume was transacted with our other market makers.

Our liquidity relationships are legally formed pursuant to International Swaps and Derivatives Association, or ISDA, form agreements signed with each financial institution. These standardized agreements are widely used in the interbank market for establishing credit relationships and are typically customized to meet the unique needs of each liquidity relationship. Each ISDA agreement outlines the products supported along with indicative bid/offer spreads and margin requirements for each product. We have had a number of key liquidity relationships in place for over five years and as such we believe we have developed a strong track record of meeting and exceeding the requirements associated with each relationship. However, our FX market makers have no obligation to continue to provide liquidity to us and may terminate our arrangements with them at any time. We currently have effective ISDA agreements and other applicable agreements.

In addition to the multiple direct relationships we have established with FX market makers pursuant to the ISDA agreements, we have also entered into prime brokerage agreements with Citi and Deutsche Bank for our retail trading, and Citi and RBS for our FXCM Pro institutional business, which we believe allow us to maximize our credit relationships and activities while improving efficiency. As our prime broker, these firms operate as central hubs through which we transact with our FX market makers. Our prime brokers allow us to source liquidity from a variety of executing dealers, even though we maintain a credit relationship, place collateral, and settle with a single entity, the prime broker. We depend on the services of these prime brokers to assist in providing us access to liquidity through our wholesale FX market makers. In return for paying a modest prime brokerage fee, we are able to aggregate our trading exposures, thereby reducing our transaction costs and increasing the efficiency of the capital we are required to post as collateral. Our prime brokerage agreements may be terminated at any time by either us or the prime broker upon complying with certain notice requirements. We are also obligated to indemnify our prime brokers for certain losses they may incur.

Intellectual Property

We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the United States and other jurisdictions to protect our proprietary technology, intellectual property rights and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties and rigorously control access to proprietary technology. Currently, we do not have any pending or issued patents.

We use the following service marks that have been registered or for which we have applied for registration with the U.S. Patent and Trademark Office: Forex Capital Markets (registered service mark), FXCMPRO (registered service mark), FXCM (registered service mark) and StrategyTrader (pending service mark).

Competition

The retail FX trading market is fragmented and highly competitive. Our competitors in the retail market can be grouped into several broad categories based on size, business model, product offerings, target customers and geographic scope of operations. Competition in the institutional market can be grouped by type, technology and provider.

U.S. based retail FX brokers:  In the U.S. market, our primary competitors are Gain Capital Holding LLC, Global Futures & FX, LLC and OANDA Corporation. They are well capitalized, have their own technology platforms and are recognizable brands. All of these firms operate using the principal model. We also compete with smaller retail FX brokers such as Capital Markets Services, LLC, FXDirectDealer, LLC and InterbankFX, LLC. These firms, to date, have not been our core competitors due to their smaller size, technology and marketing limitations. With the exception of InterbankFX, all of these firms operate using the principal model.

International multi-product trading firms:  Outside the United States we compete with firms such as Saxo Bank, CMC Group, IG Group Holdings plc and City Index Limited. Other than Saxo Bank, the international firms tend to focus on CFDs and spread betting and derive less than 50% of their revenues from retail FX.

Other online trading firms:  To a lesser degree, we compete with traditional online equity brokers OptionsXpress Holdings, Inc., E*TRADE Financial Corp., TD Ameritrade, TradeStation and Interactive Brokers. These firms generally tend to focus on listed products and may already, or will in the future, provide retail FX principally as a complementary offering. With the exception of Interactive Brokers, the firms in this category that have entered the FX market have generally done so through a relationship with a retail FX broker who specializes in FX.

International banks and other financial institutions with significant FX operations:  We also compete with international banks that have announced or launched retail FX operations. Financial institutions generally choose to enter into a joint venture with an independent retail currency firm in lieu of building a retail operation. For example, we have a white label relationship with dbFX, the online retail FX offering from Deutsche Bank.

Competition in institutional market:  In the institutional market that our FXCM Pro segment competes, we face competition from three principal sources. We compete with other multi-bank ECNs such as State Street Banks’ Currenex, Knight Capital’s Hotspot FX and ICAP’s EBS. We also compete with single bank platforms such as Deutsche Bank’s Autobahn, Barclays’ Barx and Citi’s Velocity. The third source of competition are desktop aggregators including Progress Software’s Apama, Flextrade and Integral.

We attribute our competitive success to the quality of the service we offer our customers and their confidence in our agency business model and strong financial condition. We believe that our expertise in product innovation, trading technology and international scale will allow us to continue to compete globally as we expand our presence in existing markets and enter new ones.

Regulation

Overview

Our business and industry are highly regulated. Our operating subsidiaries are regulated in a number of jurisdictions, including the United States, the United Kingdom (where regulatory passport rights have been exercised to operate in a number of European Economic Area jurisdictions), Hong Kong and Australia. As a result of our acquisition of ODL, which was consummated on October 1, 2010, we are also regulated in Japan. These government regulators and self-regulatory organizations oversee the conduct of our business in many ways and several conduct regular examinations to monitor our compliance with applicable statutes and regulations. We are subject to statutes, regulations and rules that cover all aspects of the FX business, including:

•	sales practices, including our interaction with and solicitation of customers and our marketing activities;

•	trading practices, including restrictions on our execution of certain FX transactions and surveillance to detect potential regulatory violations;

•	treatment of customer assets, including custody, control, safekeeping and segregation of our customers’ funds and securities;

•	licensing for our operating subsidiaries and registration and continuing education requirements for our employees;

•	maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries;

•	anti-money laundering practices;

•	recordkeeping and making financial and other reports to regulators; and

•	supervision of our business, including the conduct of directors, officers and employees.

Our chief compliance officer oversees our compliance department which currently consists of 21 individuals, including five lawyers. The primary role of our compliance department is to ensure that we conduct our business activities in accordance with all statutory and regulatory requirements. Additionally, the compliance department provides education, supervision, surveillance, mediation and communication review. In addition, in jurisdictions in which we are currently regulated, certain of our subsidiaries are subject to minimum regulatory capital requirements.

U.S. Regulation

In the United States, we are regulated by the Commodities Futures Trading Commission, or CFTC, and National Futures Association, or NFA, a self-regulatory organization. These regulatory bodies are charged with safeguarding the integrity of the FX and futures markets and with protecting the interest of customers participating in those markets. In recent years, the financial services industry in the United States has been subject to increasing regulatory oversight. In 2008, Congress passed the CFTC Reauthorization Act, which amended the Commodity Exchange Act and gave the CFTC the power to regulate the retail FX industry. The CFTC subsequently passed rules in 2010 which formalized FX as an instrument authorized by Congress for retail trading and which recognized retail FX dealer managers as a new category of regulated providers of FX. In August 2010, the CFTC released final rules relating to retail FX regarding, among other things, registration, disclosure, recordkeeping, financial reporting, minimum capital and other operational standards. Most significantly the regulations:

•	impose an initial minimum security deposit amount of 2% of the notional value for major currency pairs and 5% of the notional value for all other retail FX transactions and provide that the NFA will designate which currencies are “major currencies” and review, at least annually, major currency designations and security deposit requirements and adjust such designations and requirements as necessary in light of changes in the volatility of currencies and other economic and market factors;

•	provide that referring brokers must either meet the minimum net capital requirements applicable to futures and commodity options referring brokers or enter into a guarantee agreement with a CFTC-regulated FX dealer member, along with a requirement that such referring broker may be a party to only one guarantee agreement at a time;

•	require that the risk disclosure statement provided to every retail FX customer include disclosure of the number of non-discretionary accounts maintained by the FCM or RFED that were profitable and those that were not during the four most recent calendar quarters;

•	require us to ensure that our customers resident in the United States have accounts with our NFA-registered operating entity;

•	require that, FCMs and RFEDs are obligated when requoting prices to do so in a symmetrical fashion so that the requoted prices do not represent an increase in the spread from the initially quoted prices, regardless of the direction the market moves; and

•	prohibit the making of guarantees against loss to retail FX customers by FCMs, RFEDs and referring brokers and require that FCMs, RFEDs and referring brokers provide retail FX customers with enhanced written disclosure statements that, among other things, inform customers of the risk of loss.

In July 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which, among other things, authorizes the CFTC and SEC to mandate central clearing of OTC derivatives and may have broad effects on the derivatives markets generally. For example, this new law may affect the ability of FX market makers to do business or affect the prices and terms on which such market makers will do business with us. The Dodd-Frank Act may also affect the structure, size, depth and liquidity of the FX markets generally. These effects may adversely impact our ability to provide FX transactions to our customers and could have a material adverse affect on our business and profitability.

Firms operating in the financial services industry are subject to a variety of statutory and regulatory requirements that require them to know their customers and monitor their customers’ transactions for suspicious financial and trading activities. With the passage of the PATRIOT Act, we are subject to more stringent requirements. As required by the PATRIOT Act, we have established a comprehensive anti-money laundering, or AML, and customer identification program, or CIP, designated an anti-money laundering compliance officer, trained employees as required and conducted an annual independent audit of our AML program. Our CIP may include both a documentary and a non-documentary review and analysis of the potential customer. In addition to our internal review of a prospective customer’s identity we also contract with a third party global provider of background checks to perform extensive non-documentary, database reviews on each prospective customer. In addition to identity verification, we review any negative information on customers that appears on the U.S. Treasury Department’s Office of Foreign Assets and Control, Specially Designated Nationals and Blocked Persons lists. These procedures and tools coupled with our periodic training assist us in complying with the PATRIOT Act as well as all CFTC and NFA requirements in this area.

On a global basis, our AML-CIP has been structured to comply with applicable statutes and regulations in all the jurisdictions where we operate. Additionally, we have developed proprietary methods for risk control and continue to add specialized processes, queries and automated reports designed to identify potential money laundering, fraud and other suspicious activities.

International Regulation

Outside the United States, we are regulated by, among others:

•	the Financial Services Authority in the United Kingdom;

•	the Securities and Futures Commission in Hong Kong;

•	the Australian Securities and Investment Commission in Australia; and

•	as a result of the acquisition of ODL on October 1, 2010, the Kanto Local Finance Bureau in Japan.

In addition, certain of our branch offices in Europe, while subject to local regulators, are regulated by the FSA with respect to, among other things, FX, CFDs and net capital requirements.

Trading volume for 2009 with customers resident in jurisdictions in which we are not regulated by governmental bodies and/or self-regulatory organizations was in the aggregate about 55% of our total customer trading volume. In these jurisdictions we conduct our business in a manner which we believe is in compliance with applicable local law but which does not require local registration, licensing or authorization. In any such foreign jurisdiction, there is a possibility that a regulatory authority could assert jurisdiction over our extraterritorial activities and seek to subject us to the laws, rules and regulations of that jurisdiction. We are commonly restricted from direct marketing to retail investors including the operation of a website specifically targeted to investors in a particular foreign jurisdiction or we are restricted from dealing with retail customers unless they can be classified as professional, sophisticated or high net worth investors which may limit our ability to grow our business in that jurisdiction. We are also commonly restricted from maintaining a presence in a foreign jurisdiction including computer servers, bank accounts and the provision of local account process services which may limit our ability to grow our business in that jurisdiction or may result in increased overhead costs or degradation in service provision to customers in that jurisdiction.

Although we may lose some potential revenue by adhering to this policy, we have a general policy of trying to respect the wishes of foreign nations, whether explicit or otherwise. For example, we do not permit deposits in currencies from jurisdictions with capital controls in an attempt to avoid circumventing the capital control regime of such jurisdiction. We also do not offer trading in currencies where the government of such jurisdiction does not desire speculation in its currency for fears of destabilization or manipulation, among others.

We have consulted with legal counsel in selected jurisdictions, including each jurisdiction in which residents of such jurisdiction account for one percent (1%) or greater of our total retail customer trading volume, for advice regarding whether we are operating in compliance with local laws and regulations (including whether we are required to be licensed or authorized) or, in some cases, where licensing or authorization requirements could be read to be applicable to foreign dealers without a local presence, whether such requirements are generally not enforced. We have not similarly consulted with legal counsel in each of the other jurisdictions in which our customers reside, and trading volume from customers resident in these latter jurisdictions accounts for approximately 20% of our total retail customer trading volume. We are accordingly exposed to the risk that we may be found to be operating in jurisdictions without required licenses or authorizations or without being in compliance with local legal or regulatory requirements. Furthermore, where we have taken legal advice we are exposed to the risk that our legal and regulatory analysis is subsequently determined by a local regulatory agency or other authority to be incorrect and that we have not been in compliance with local laws or regulations (including local licensing or authorization requirements) and to the risk that the regulatory environment in a jurisdiction may change, including in a circumstance where laws or regulations or licensing or authorization requirements that previously were not enforced become subject to enforcement. In any of these circumstances, we may be subject to sanctions, fines and restrictions on our business or other civil or criminal penalties and our contracts with customers may be void or unenforceable, which could lead to losses relating to restitution of client funds or principal risk on open positions. Any such action in one jurisdiction could also trigger similar actions in other jurisdictions. We may also be required to cease the conduct of our business with customers in any such jurisdiction and/or we may determine that compliance with the laws or licensing, authorization or other regulatory requirements for continuance of the business are too onerous to justify making the necessary changes to continue that business. In addition, any such event could impact our relationship with the regulators or self-regulatory organizations in the jurisdictions where we are subject to regulation, including our regulatory compliance or authorizations.

In Canada, where we generated approximately 6% of our customer trading volume in the nine months ended September 30, 2010, the securities industry is governed locally by provincial or territorial legislation, and there is no national regulator. Local legislation differs from province to province and territory to territory. For example, the provincial laws of British Columbia would require us to register as an investment dealer to offer our trading services directly. As such, we currently conduct our business in British Columbia through an arrangement with a registered investment dealer in Canada. In other provinces and territories in Canada, where we conduct the bulk of our Canadian business, we have historically provided our services directly from our U.S. facilities, without registering as a dealer; however, we have received letters from local regulators in Quebec and Manitoba requesting information about our customers resident in such provinces. We have responded to both inquiries on a voluntary basis and to date have not received any further requests for supplemental information from regulators in Manitoba. We are presently engaged in discussions with the Autorité des marches financiers, or AMF, the regulatory authority responsible for the regulation of FX trading in Quebec, concerning the resolution of any alleged violations that may have occurred. We are aware that local regulators in certain Canadian provinces and territories have begun to determine that FX trading services must be carried out through a registered investment dealer. Accordingly, we are evaluating the restructuring of our Canadian activities, including possible arrangements with registered investment dealers, to address these regulatory developments. We anticipate that our profitability in Canada will decrease significantly due to the restructuring of our Canadian activities because, among other things, we may have to share a portion of our revenue. In addition to the potential adverse effect on our results of operations as a result of a need to restructure our Canadian activities, we may also be subject to enforcement actions and penalties or customer claims in any province or territory where our FX trading operations are deemed to have violated local regulations in the past.

We evaluate our activities in relation to jurisdictions in which we are not currently regulated by governmental bodies and/or self-regulatory organizations on an ongoing basis. As a result of these evaluations we may determine to alter our business practices in order to comply with legal or regulatory developments in such jurisdictions and, at any given time, are generally in various stages of updating our business practices in relation to various jurisdictions, including jurisdictions which account for one percent (1%) or less of our total retail customer trading volume. Depending on the circumstances, such changes to our business practices may result in increased costs or reduced revenues and negatively impact our financial results.

In connection with our acquisition of ODL, we have added regulated offices in Japan and the United Kingdom. ODL Securities Limited is registered with the U.K. FSA as a broker dealer of FX, spread betting, CFDs, equities, exchange traded futures and options and ODL Japan is registered with the Kanto Local Finance Bureau in Japan.

Net Capital Requirements

Certain of our subsidiaries are subject to jurisdictional specific minimum net capital requirements, designed to maintain the general financial integrity and liquidity of a regulated entity. In general, net capital requirements require that at least a minimum specified amount of a regulated entity’s assets be kept in relatively liquid form, usually cash or cash equivalents. Net capital is generally defined as net worth, assets minus liabilities, plus qualifying subordinated borrowings and discretionary liabilities, and less mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively other assets.

If a firm fails to maintain the minimum required net capital, its regulator and the self-regulatory organization may suspend or revoke its registration and ultimately could require its liquidation. The net capital requirements may prohibit payment of dividends, redemption of stock, prepayment of subordinated indebtedness and issuance of any unsecured advance or loan to a stockholder, employee or affiliate, if the payment would reduce the firm’s net capital below minimum required levels.

Regulators in the United States continue to evaluate and modify regulatory capital requirements in response to market events in an effort to improve the stability of the international financial system. As of September 30, 2010, on a separate company basis, we were required to maintain approximately $36.9 million of minimum capital in the aggregate across all jurisdictions. As such, as of September 30, 2010, we had approximately $57.9 million of excess adjusted net capital over this required regulated capital. We do not anticipate that the implementation of the regulations adopted by the CFTC in August 2010 will require us to increase the amount of capital in our U.S.-regulated operating entity. We believe that our excess capital position enhances our capital position in light of potential future increases in required minimum capital requirements in the United States and globally. Additionally, we believe that our capital position enhances our access to FX liquidity, thereby improving our ability to provide customers with attractive pricing and facilitating our trading and hedging activities. Also, we believe that we have adequate capital positions in all other regulated jurisdictions allowing us to fulfill our intended business plans and increase our market share. Our excess capital position allows us to provide capital to our affiliates for business growth opportunities and meet potential increases in minimum capital requirements.

Employees

As of September 30, 2010, we had a total of 657 full-time employees and 60 full-time contractors, 533 of which were based in the United States and 184 of which were based outside the United States. We have assembled what we believe is a highly talented group of employees many of whom have been with the firm since our founding. We believe our culture promotes a strong sense of loyalty, customer focus and high ethical standards. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Facilities

Our company headquarters are located in New York, NY, with other U.S. offices in Plano, TX and San Francisco, CA. Outside the United States, we have offices in London, Paris, Berlin, Milan, Athens, Hong Kong, Dubai, Sydney, Jerusalem and Tokyo. We lease each of these facilities and do not own any real property. We believe we have adequate office space or will be able to find additional space on reasonable commercial terms to meet our projected growth rates.

Legal Proceedings

We may from time to time be involved in litigation and claims incidental to the conduct of our business, including intellectual property claims. We have also been named in various judicial and arbitral cases brought by customers seeking damages for trading losses. In addition, our business is also subject to extensive regulation, which may result in regulatory proceedings against us. We are not currently subject to any pending judicial, administrative or arbitration proceedings that we expect to have a material impact on our consolidated financial statements.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors, director nominees and executive officers.

Name	Age	Position

Drew Niv	37	Chairman of the Board of Directors and Chief Executive Officer
David Sakhai	37	Director and Chief Operating Officer
William Ahdout	44	Director
James Brown	46	Director Nominee
Robin Davis	65	Director Nominee
Perry Fish	68	Director Nominee
Kenneth Grossman	38	Director
Arthur Gruen	31	Director Nominee
Eric LeGoff	49	Director Nominee
Ryan Silverman	33	Director Nominee
Eduard Yusupov	39	Director
Brendan Callan	31	President — Europe
Robert Lande	47	Chief Financial Officer
Ornit Niv	34	Head of Sales and Customer Service for the Americas and Asia
Andreas Putz	50	Managing Director and Global Head of FXCM Pro
James Sanders	49	Chief Compliance Officer
David S. Sassoon	39	Secretary and General Counsel

Drew Niv has been the Chief Executive Officer of FXCM since 1999 and is one of the original founding partners of the firm. Prior to co-founding FXCM, Mr. Niv served as the Director of Marketing for MG Financial Group. Mr. Niv graduated from the University of Massachusetts at Amherst in 1995 and holds a B.S. in Accounting.

David Sakhai has been the Chief Operating Officer of FXCM since 1999 and is one of the original founding partners of the firm. Prior to co-founding FXCM, Mr. Sakhai worked in real-estate management, holding several senior positions at Saks Brothers Realty. Mr. Sakhai graduated magna cum laude from the School of Management at Binghamton University in 1995.

William Ahdout has been a Chief Dealer and Managing Director of FXCM since 1999 and is one of the original founding partners of the firm. Prior to co-founding FXCM, Mr. Ahdout served as a Vice President and Chief Dealer of the Tokyo desk at Berisford Capital Markets, an institution specializing in inter-bank currency option brokerage, during a period of industry consolidation.

James Brown is a director nominee. Mr. Brown is a founder and managing partner of Long Ridge Equity Partners, since 2007, a private equity fund specializing in financial services investments. He has been a managing director of TH Lee Putnam Ventures since 1999, a $1.1 billion private equity fund affiliated with Thomas H. Lee Partners and Putnam Investments. Before joining TH Lee Putnam Ventures, Mr. Brown served as a Senior Vice President at GE Equity, where he was responsible for strategic and financial investments in technology and financial services companies. He has been an investor in financial services companies for over a decade.

Robin Davis is a director nominee. Mr. Davis has been a Managing Director and Head of Hedge Fund Service Sales for ConceptONE, Concept Capital’s complete, outsourced Multi-Prime Service Platform for hedge fund managers, since May 2009. Concept Capital is a division of Sanders Morris Harris Inc.

Mr. Davis is also the Founder and Chairman Emeritus of Hedge Funds Care, a charity he founded in 1998 devoted to preventing and treating child abuse, and previously served as its President and Chairman of the Global Board of Directors from 1998 to 2008. From September 2005 to December 2008, Mr. Davis was a Partner and Head of Sales at Merlin Securities, LLC, a provider of prime brokerage services and technology to hedge funds. From September 2004 to August 2005, Mr. Davis was the Chief Operating Officer of SDS Capital Group, a hedge fund. From June 1995 to August 2004, Mr. Davis was Managing Director of Sales at Banc of America Prime Brokerage. From 1975 to 1995, Mr. Davis held various positions with Wall Street firms focused on providing research and investment banking products to individual and institutional investors. Mr. Davis graduated from the State University of New York at New Paltz with a B.S. in Education and is qualified as a General Securities Registered Representative (Series 7).

Perry Fish is a director nominee. Mr. Fish has been a founding partner at the Law Offices of Perry Gary Fish and Counsel at Berman, Schulman & Levine LLP since 1992. From 1972 to 1992, Mr. Fish was a Partner at Raskin & Rappoport, P.C. From 1970 to 1972, Mr. Fish was a Senior Trial Associate at the Legal Aid Society in Nassau County, NY. Mr. Fish has also served as an Adjunct Assistant Professor at Benjamin N. Cardozo School of Law, Yeshiva University, Brooklyn College and Lander College for Men. Mr. Fish graduated from Ohio State University in 1964 with a B.A. in English Literature, received a J.D. from St. John’s University School of Law in 1967 and received an L.L.M. from New York University School of Law in 1968.

Kenneth Grossman has been a Managing Director of FXCM since 1999 and is one of the original founding partners of the firm. From 1999 to 2007, Mr. Grossman was also the Chief Financial Officer of FXCM. Prior to co-founding FXCM, Mr. Grossman served as Chief Financial Officer and in other senior management roles at Berisford Capital Markets. Mr. Grossman graduated from Brooklyn College in 1994 with a B.S. in Accounting and received a J.D. with honors from Brooklyn Law School in 1997.

Arthur Gruen is a director nominee. Mr. Gruen has been the Commercial Controller of Hudson Energy Services, LLC, a retail electricity and natural gas supplier, since May 2010 when it was acquired by Just Energy Income Fund, a publicly traded income trust. From July 2006 to May 2010, Mr. Gruen was the Chief Financial Officer and a Member of Hudson Energy Services, LLC. From June 2004 to July 2006, Mr. Gruen was a Senior Associate at PricewaterhouseCoopers LLP. From August 2002 to June 2004, Mr. Gruen was an Experienced Associate at Marks Paneth & Shron LLP. From June 2000 to August 2002, Mr. Gruen was an Associate at Martin Friedman CPA, PC. Mr. Gruen graduated magna cum laude from Touro College of Liberal Arts & Sciences in 2000 with a B.S. in Accounting and is a Certified Public Accountant.

Eric LeGoff is a director nominee. Mr. LeGoff is co-founder and president of Evermore Global Advisors, LLC and serves as CEO and trustee of Evermore Funds Trust, a registered open-end investment company, and its two series — the Evermore Global Value Fund and the Evermore European Value Fund. From 2007 to 2009, Mr. LeGoff was president of Hawthorne Associates, LLC, a consulting firm. From 1996 to 2006, Mr. LeGoff served as chief operating officer at Liquidnet Holdings, Inc. and was responsible for launching its non-U.S. equity trading businesses in Europe and Asia. Mr. LeGoff is currently a member of the Boards of Directors of Liquidnet Holdings, Inc. and Evermore Funds Trust. Mr. LeGoff graduated from Georgetown University with a B.S.B.A. in Finance in 1983.

Ryan M. Silverman is a director nominee. Mr. Silverman has been employed at Peachtree Settlement Funding, a leading specialty finance company focused on providing liquidity to holders of high quality, but illiquid, assets and deferred payment obligations, since September 2005 and currently holds the position of Senior In-House Counsel - Structured Settlement Division. From November 2004 to September 2005, Mr. Silverman worked as an Anti-Money Laundering/Bank Secrecy Act Compliance Analyst at The Israel Discount Bank of New York, a full service commercial bank chartered by the State of New York and a member of the Federal Deposit Insurance Corporation. From March 2003 to October 2004, Mr. Silverman was an Associate at Silverman Acampora LLP, a law firm specializing in bankruptcy and corporate re-organizations. Mr. Silverman graduated from George Washington University in 1999 with a B.A in Corporate Finance and received a J.D. from Quinnipiac University School of Law in 2002.

Eduard Yusupov has been a Chief Dealer and Managing Director of FXCM since 1999 and is one of the original founding partners of the firm. Prior to co-founding FXCM, Mr. Yusupov served as a Senior Dealer for MG Financial Group.

Brendan Callan was appointed the President of our European Operations in 2010, and from 2005 to 2010, Mr. Callan was the Managing Director of Sales of FXCM. Mr. Callan joined the firm in 2001 and became the Managing Director of RefcoFX in 2003 prior to becoming the Managing Director of Sales at FXCM in 2005. Mr. Callan graduated from Rensselear Polytechnic Institute with a B.S. in Finance/MIS in 2001 and is a Chartered Financial Analyst (CFA).

Robert Lande is the Chief Financial Officer of FXCM and joined the firm in January 2010. From December 2004 to December 2009, Mr. Lande was Managing Partner and Chief Operating Officer of Riveredge Capital Partners, an investment management firm. Previously Mr. Lande worked for over 16 years within the BCE Group where his last position was Chief Financial Officer of Telecom Americas, a joint venture between Bell Canada International, AT&T (then SBC Communications) and America Movil. Mr. Lande graduated from McGill University with a B.A. in Economics in 1984, received a M.B.A. in finance from the John Molson School of Business at Concordia University in 1986 and is a Chartered Financial Analyst (CFA).

Ornit Niv was appointed the Head of Sales and Customer Service for the Americas and Asia in 2010, and from January 2008 to September 2010, Ms. Niv was the President of International Operations of FXCM. From 2003 to 2007, Ms. Niv was Managing Director of FXCM Asia. Ms. Niv graduated from the University of Massachusetts at Amherst with a B.A. in Political Science in 1997 and received a J.D. from Villanova University School of Law in 2000.

Andreas Putz has been the Managing Director of FXCM Pro since 2005 and has extensive experience in the FX industry. Prior to joining the firm in 2005, Mr. Putz worked at Credit Agricole in FX Trading & Sales, and Derivatives Trading & Sales from 1999 to 2005. From 1997 to 1999, Mr. Putz worked at Barclays Bank in FX Trading & Sales and from 1996 to 1997 at Commerz Bank where he worked in Emerging Markets and FX Trading & Sales. Mr. Putz started his career at Deutsche Bank in 1980 after graduating from the Oesterreichiesche Volksbank Banking Program in Austria in 1979. Mr. Putz worked in Emerging Markets, Derivatives, Bonds, and FX Trading & Sales for 16 years at Deutsche Bank.

James Sanders has been the Chief Compliance Officer of FXCM since 2005. Prior to joining FXCM in 2005, Mr. Sanders worked as a Director and Counsel in the Legal and Compliance Department of Credit Suisse from 2003 to 2005. Mr. Sanders worked as Counsel in the Financial Institutions Practice Group of Fulbright & Jaworski from 2001 to 2003. Mr. Sanders also has extensive experience working in government. In particular, he worked for the CFTC where he served for five years in the Division of Enforcement. He left the CFTC as a Senior Trial Attorney in 2001. Mr. Sanders graduated from Binghamton University in 1982 with a B.A. in English and received a J.D. from New York University School of Law in 1985.

David S. Sassoon has been the General Counsel of FXCM since 2002 and the Secretary of FXCM since November 2010. From 2002 to 2005, Mr. Sassoon served as Chief Compliance Officer of FXCM. In his role as General Counsel, Mr. Sassoon is responsible for managing the legal and corporate affairs of FXCM and its various affiliates. Prior to joining FXCM in 2002, Mr. Sassoon was engaged in private practice for several years. Mr. Sassoon graduated cum laude from Queens College in 1993 with a B.A. in Political Science and received a J.D. from Brooklyn Law School in 1996. Mr. Sassoon is a member of the New York State Bar.

Drew Niv, a director and our chief executive officer, and Ornit Niv, our head of sales and customer service for the Americas and Asia, are siblings. David Sakhai, a director and our chief operating officer, and William Ahdout, a director, are cousins. There are no other family relationships among any of our directors, director nominees or executive officers.

Composition of the Board of Directors After this Offering

Our board of directors currently consists of Messrs. Niv, Sakhai, Ahdout, Grossman and Yusupov, with Mr. Niv serving as chair. Prior to this offering, we expect that Messrs. Brown, Davis, Fish, Gruen, LeGoff and Silverman will be appointed to the board of directors.

Our board of directors will have discretion to determine the size of the board of directors. Our directors will be elected at each year’s annual meeting of stockholders.

Upon completion of this offering, our existing owners will continue to control more than 50% of the voting power for the election of directors of our outstanding common stock. However, we do not intend to rely upon the exemptions available to a “controlled company” under the New York Stock Exchange corporate governance standards that would exempt us from the obligation to comply with certain New York Stock Exchange corporate governance requirements, including the requirements:

•	that, within one year of the date of the listing of our Class A common stock on the New York Stock Exchange, a majority of our board of directors consists of “independent directors,” as defined under the rules of the New York Stock Exchange;

•	that we have a compensation committee with a written charter addressing the committee’s purpose and responsibilities that is, within one year of the date of the listing of our Class A common stock on the New York Stock Exchange, composed entirely of independent directors; and

•	that we have a corporate governance and nominating committee with a written charter addressing the committee’s purpose and responsibilities that is, within one year of the date of the listing of our Class A common stock on the New York Stock Exchange, composed entirely of independent directors.

If we were to avail ourselves of such exemptions, you would not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Director Qualifications

When determining that each of Messrs. Niv, Sakhai, Ahdout, Brown, Davis, Fish, Grossman, Gruen, LeGoff, Silverman and Yusupov is particularly well-suited to serve on our board of directors and that each individual has the experience, qualifications, attributes and skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, we considered the experience and qualifications described above under “Management — Directors and Executive Officers”. We also noted that each of Messrs, Niv, Sakhai, Ahdout, Grossman and Yusupov is a founding partner of our firm and has played an integral role in our successful growth. We placed great emphasis on the deep understanding of our business and insights into our strategic development that each such individual has acquired by participating as one of the original founding partners of our firm and, together with Mr. Brown (who has been a director of FXCM Holdings, LLC since 2008), by serving as a director of FXCM Holdings, LLC. In addition, each of Messrs. Niv, Sakhai, Ahdout, Grossman and Yusupov, as well as Mr. Brown’s firm, owns a substantial equity interest in our company and, as a consequence of such alignment of interests with our other equity owners, has additional motivation to diligently fulfill his oversight responsibilities as a member of our board of directors. Furthermore, because of their additional roles as executive officers, Mr. Niv, our Chief Executive Officer, and Mr. Sakhai, our Chief Operating Officer, bring a management perspective to board deliberations and provide valuable information about the status of our day-to-day operations.

In addition to the advantages noted above that led us to conclude that they were the best candidates to serve on our board of directors to protect and grow the value of their equity interests in our company, our directors and director nominees contribute the following individual strengths:

Mr. Niv: In addition to his unique insights as our Chief Executive Officer, Mr. Niv has an educational background in accounting and career experience in the retail foreign exchange industry as the Director of Marketing for MG Financial Group.

Mr. Sakhai: In addition to his unique insights as our Chief Operating Officer, Mr. Sakhai has an educational background in management and career experience in real estate management with Saks Brothers Realty.

Mr. Ahdout: Mr. Ahdout is one of our Chief Dealers and has career experience in the retail foreign exchange industry as a Vice President and Chief Dealer of the Tokyo desk at Berisford Capital Markets.

Mr. Brown: Mr. Brown, through his roles as managing partner of Long Ridge Equity Partners, a managing director of TH Lee Putnam Ventures and a Senior Vice President at GE Equity, has developed investment acumen and demonstrated experience making investments in financial services companies.

Mr. Davis: Mr. Davis has wide-ranging career experience in the financial industry, with a focus on hedge fund operations and prime brokerage services, most recently as a Managing Director and Head of Hedge Fund Service Sales for ConceptONE.

Mr. Fish: Mr. Fish offers a distinctive perspective based on his extensive career experience in the legal profession, both in teaching and in practice, most recently as a founding partner at the Law Offices of Perry Gary Fish and Counsel at Berman, Schulman & Levine LLP.

Mr. Grossman: Mr. Grossman served as our Chief Financial Officer from 1999 to 2007 and has an educational background in accounting and law and career experience in the retail foreign exchange industry as the Chief Financial Officer and in other senior management roles at Berisford Capital Markets.

Mr. Gruen: Mr. Gruen is a Certified Public Accountant with both an educational background and career experience in accounting. He has also developed particular familiarity with the energy industry in his capacities as a Member and senior manager of Hudson Energy Services, LLC.

Mr. LeGoff: Mr. LeGoff has valuable experience leading the expansion of Liquidnet Holdings, Inc.’s non-U.S. equity trading business in Europe and Asia as that firm’s Chief Operating Officer.

Mr. Silverman: Mr. Silverman has an educational background in finance and law and career experience in banking and specialty finance, most recently as Senior In-House Counsel in the Structured Settlement Division of Peachtree Settlement Funding.

Mr. Yusupov: Mr. Yusupov is one of our Chief Dealers and has career experience in the retail foreign exchange industry as a Senior Dealer for MG Financial Group.

Board Committees

Our board of directors will establish the following committees prior to the completion of this offering: an audit committee, a compensation committee and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Upon the completion of this offering, our audit committee will consist of Mr. Gruen, Mr. Brown and Mr. Davis, with Mr. Gruen serving as chair. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

The SEC rules and New York Stock Exchange rules require us to have one independent audit committee member upon the listing of our Class A common stock on the New York Stock Exchange, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of Mr. Fish, Mr. Gruen and Mr. Brown, with Mr. Fish serving as chair. The compensation committee will be responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our CEO’s compensation level based on such evaluation;

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus, equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Corporate Governance and Nominating Committee

Upon completion of this offering, our corporate governance and nominating committee will consist of Mr. Silverman, Mr. Brown and Mr. Fish, with Mr. Silverman serving as chair. The corporate governance and nominating committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

We do not presently have a compensation committee. Decisions regarding the compensation of our executive officers have historically been made by Mr. Niv. Upon completion of this offering, the members of our compensation committee will be Mr. Fish, Mr. Gruen and Mr. Brown. None of these individuals is a current or former officer or employee of us.

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

During 2009, the directors of FXCM Holdings, LLC were Drew Niv, David Sakhai, Eduard Yusupov, Kenneth Grossman, James Brown, Michel Daher and William Ahdout. Directors of FXCM Holdings, LLC receive no separate compensation for service on the board of directors or on committees of the board of directors of FXCM Holdings, LLC. Accordingly, we have not presented a Director Compensation Table.

Following this offering, our employees who serve as directors of FXCM Inc. will receive no separate compensation for service on the board of directors or on committees of the board of directors of FXCM Inc. We anticipate that each outside director will receive an annual retainer of $150,000, $75,000 of which will be payable in cash and $75,000 of which will be payable in the form of an award of options to purchase shares of our Class A common stock pursuant to the Long-Term Incentive Plan. The initial award to be received by each of our outside directors will be of options to purchase 14,315 shares of our Class A common stock. Each stock option will have a per share exercise price that is no less than the fair market value per share of the Class A common stock on the grant date and will, subject to the directors’ continued service on our board of directors, vest on the first anniversary of the grant date provided that, in the event of a change in control, the option, to the extent not then vested or previously forfeited or cancelled, will fully vest effective as of immediately prior to the change in control and in the event of the director’s termination of service due to death or disability, the option, to the extent not then vested or previously forfeited or cancelled will fully vest effective as of the termination date. In addition, each director will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such service.

Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of the compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures regarding our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion and analysis.

Executive Summary

The primary objectives of our executive compensation program are to attract and retain talented executive officers to effectively manage and lead our company and to create value for our equityholders. Our executive compensation program is designed to recognize and reward diligent, intelligent and effective performance that enables our company to grow and to achieve our financial goals. The discussion below includes a review of our executive compensation decisions with respect to 2009. Our named executive officers for 2009 are Drew Niv, our Chief Executive Officer; Joseph Filko, our Senior Vice-President and Controller and former principal financial officer; David Sakhai, our Chief Operating Officer; Andreas Putz, one of our Managing Directors and our Global Head of FXCM Pro; and David Sassoon, our Secretary and General Counsel. Because Robert Lande, our Chief Financial Officer, joined us in January 2010, he is not a named executive officer for 2009.

The compensation packages for our named executive officers, other than the founders of our firm, generally include a base salary, annual cash bonuses and other benefits and perquisites. The compensation packages for Messrs. Niv and Sakhai, our named executive officers who are also founders of our firm and members of FXCM Holdings, LLC, generally include guaranteed cash payments in lieu of a base salary and other benefits and perquisites. In addition, Messrs. Niv and Sakhai own substantial equity interests in our company and participate on the same basis as our other equity owners in cash distributions in respect of such ownership interests. We believe that the significant equity ownership that each of Mr. Niv and Mr. Sakhai have in our firm creates significant alignment between the interests of these executives and those of our other equity owners. Finally, contingent upon their compliance with non-competition and non-solicitation covenants, Messrs. Niv and Sakhai are eligible to receive guaranteed cash payments and health insurance benefits for one year following termination of their employment with us.

Compensation Determination Process

The structure of our current compensation program for our named executive officers other than Messrs. Niv and Sakhai reflects our view that executive compensation components should be set at the minimum levels necessary to successfully attract and retain skilled executives and that are fair and equitable in light of market practices. In setting an individual executive officer’s initial compensation package and the relative allocation among different types of compensation, we consider the nature of the position being filled, the scope of associated responsibilities, the individual’s prior experience and skills and the individual’s compensation expectations, as well as the compensation of existing executive officers at our company and our general impressions of prevailing conditions in the market for executive talent. Because we have historically provided opportunities for our employees to advance within our organization, many of our management positions are filled from our existing pool of employees. We believe that this approach has enabled us to maintain a highly competent and motivated staff without requiring us to aggressively compete in the open market for senior-level talent.

The amounts of the base salaries of our named executive officers other than Messrs. Niv and Sakhai were established by Mr. Niv, with input from Mr. Sakhai, at the commencement of each such executive officer’s employment with us and are subject to adjustment by Mr. Niv, with input from Mr. Sakhai. The amounts of the discretionary annual cash bonuses for Messrs. Filko and Sassoon are determined after each fiscal year by Mr. Niv, with input from Mr. Sakhai, taking into account Mr. Niv’s subjective evaluation of the performance of each executive and of our company during that fiscal year. In making such subjective evaluations, Mr. Niv does not use any predetermined specific metrics or categories of performance. Rather, Mr. Niv takes a holistic approach and examines all of the facts and circumstances surrounding the record of accomplishment of the executive and our company during the applicable fiscal year. Mr. Niv may consider factors such as demonstrated leadership, success in motivating others to strive for excellence, strategic creativity and efficiency, level of responsibility, departmental challenges and contributions to increased value for our equity owners. In addition, our board of directors also reviews and approves of such discretionary cash bonuses prior to their payment. The guaranteed cash payments that Messrs. Niv and Sakhai receive in lieu of salary were negotiated by them with the other founders of our company, and the aggregate amount of such guaranteed cash payments which may be paid to all of our founding partners was negotiated with the members of FXCM Holdings, LLC and is set forth in the existing limited liability company agreement of FXCM Holdings, LLC.

Compensation Risk Assessment

We do not believe that risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us.

Elements of Compensation

Salary and Guaranteed Cash Payments

Base salaries are intended to provide a fixed level of compensation sufficient to attract and retain an effective management team when considered in combination with other components of our executive compensation program. We believe that the base salary element is required to provide our named executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Annual base salaries are established on the basis of market conditions at the time we hire an executive. Any subsequent modifications to annual base salaries are influenced by the performance of the executive and by significant changes in market conditions. During 2009, in recognition of their successful performance and continued tenure with our company, Mr. Filko’s annual base salary was increased from $195,000 to $205,000, and Mr. Sassoon’s base salary was increased from $270,000 to $290,000. In particular, Mr. Filko’s and Mr. Sassoon’s base salary increases are reflective of an increase in responsibility due to the growth of each of their departments and the Company overall. Mr. Putz received a base salary of $170,000 for 2009. Each of Messrs. Niv and Sakhai receives guaranteed cash payments of $1,020,000 per year. These payments have served the same function as the base salaries that we pay to our other named executive officers.

Annual Cash Bonuses

We award discretionary annual cash bonuses to Messrs. Filko and Sassoon to recognize the accomplishments of each executive and of our company during the prior fiscal year. For 2009, Mr. Filko received a bonus of $50,000, and Mr. Sassoon received a bonus of $45,000. These amounts, each of which represents approximately 20% of their respective base salaries, were awarded to Messrs. Filko and Sassoon to recognize their increased responsibilities, departmental growth and successful performance during 2009 and to remain competitive with the external market for executive talent. The framework for calculating Mr. Putz’s performance-based bonus differs from the completely discretionary bonus structure in place for Messrs. Filko and Sassoon because Mr. Putz is more directly responsible for sales and revenue generation, whereas Messrs. Filko and Sassoon are more directly responsible for supporting the finance and legal components of our corporate infrastructure. Accordingly, the nature of his role makes Mr. Putz’s performance more conducive to quantification through a numerical metric, whereas we believe that the performance of Messrs. Filko and Sassoon is best evaluated on a subjective, discretionary basis. Prior to July 1, 2009, Mr. Putz was entitled to an amount equal to 25% of the profits generated by his customers plus a 2% override on the profits generated by our FXCM Pro division. Starting on July 1, 2009, Mr. Putz was entitled to an amount equal to 5.8% of the profits generated by our FXCM Pro division. For 2009, Mr. Putz received an aggregate of $752,066 in such payments. We have not historically awarded annual cash bonuses to Messrs. Niv and Sakhai because they participate in the company’s performance in their capacity as equity holders.

Other Compensation

We also provide various other benefits to certain of our named executive officers that are intended to be part of a competitive compensation program. These benefits include health insurance, dental insurance, disability insurance and monthly allowances for personal expenses. We believe that these benefits are comparable to those offered by other companies that compete with us for executive talent.

Payments Upon Termination

Each of Messrs. Niv and Sakhai is entitled to certain benefits upon the termination of his employment with us, the terms of which are described below under “Potential Payments Upon Termination or Change in Control.” We believe that these benefits are valuable as they address the valid concern that it may be difficult for these executives to find comparable employment in a short period of time in the event of termination and provide an incentive for these executives to comply with non-competition and non-solicitation covenants, which for a period of one year following the termination of an executive’s employment, prohibit the executive from participating in a business engaged in the foreign currency exchange business or other businesses undertaken or proposed to be undertaken by our company and prohibit the executive from soliciting our company’s customers or prospective customers or our employees.

Actions Taken in 2010 and Anticipated Actions in Connection with Offering

As noted above, Mr. Lande became our chief financial officer in January 2010, at which time we entered into an employment arrangement with him. This employment arrangement includes an annual base salary of $350,000, an annual target bonus of $200,000 and a bonus of $600,000 at the time of an initial public offering of our company. In addition, if Forex Capital Markets LLC is sold, Mr. Lande (1) is entitled to a one-time cash payment of $350,000 at the time of sale and (2) if his employment is terminated following the sale, is eligible for severance of one year of base salary of $350,000 and a $200,000 annual bonus.

To date in 2010, we awarded discretionary cash bonuses to certain of our executive officers as follows: on June 30, 2010, Mr. Sassoon received a bonus of $20,000; and on July 30, 2010, Messrs. Filko and Lande received bonuses of $10,000 and $70,000, respectively.

Following the offering, Messrs. Niv and Sakhai will no longer receive guaranteed cash payments of $1,020,000 per year each or monthly allowances for personal expenses. Instead, each of Messrs. Niv and Sakhai will be entitled to receive an annual base salary of $800,000. In addition, while, as noted above, we have not previously awarded cash bonuses to Messrs. Niv or Sakhai, in connection with this offering, we have determined that it is appropriate to revisit the terms of our bonus structure with respect to Messrs. Niv and Sakhai in light of the contributions of each of them to the success of our management team in accelerating the growth of our revenues and earnings and in recognition of the increased responsibilities they will have as chief executive officer and chief operating officer of a public company. Following the offering, Messrs. Niv and Sakhai will be eligible to receive annual cash bonuses with a target payout of 100% of base salary, or $800,000, and a maximum payout of 200% of base salary, or $1,600,000. The amount of the actual bonuses, if any, will be determined based on overall company performance metrics. We have determined that the target growth rate applicable to this new bonus structure will be 20% annually. Moreover, if the growth rate is less than 15% in each metric, no bonus will be payable. Bonus payments for actual results that fall between 75% and 150% of target performance levels will be adjusted on a linear basis. The following table sets forth information regarding the metrics, performance curve and payout curve of these bonuses.

Metric	Weighting	Percentage of 20% Growth Target Attained

Customer Account Growth	25%	<75%	75%	100%	150%
EPS Growth	50%
EBITDA Growth	25%
Payout as percentage of base salary		0%	50%	100%	200%

The targets for growth in customer accounts, earnings per share and EBITDA to be utilized in our new bonus structure are metrics to be used by us solely to determine the extent to which these executives will be entitled to incentive compensation and do not reflect our expectations with respect to, or represent any projection or guidance by us regarding, our future financial or operational performance.

In addition to establishing annual base salaries and bonus opportunities for Messrs. Niv and Sakhai, each of Messrs. Niv and Sakhai will be afforded certain severance protections in the event of a termination of employment of either of them by us without cause or by either of them for good reason. In the event of such termination, subject to the execution of a release of claims against us and continued compliance with any applicable restrictive covenants, each of Messrs. Niv and Sakhai will be entitled to receive (1) an aggregate amount equal to two years of annual base salary, which amount will be payable in equal monthly installments over a twenty-four month period beginning on the sixtieth (60th) day following the termination date and (2) continued medical coverage for a period of eighteen months following the termination date and, for six months after the expiration of the eighteen month period, an amount equal to the premium we would have paid for such executive’s medical coverage had such executive been actually employed with us, which amount will be payable on the first business day of each month.

In addition, we have determined to grant awards of stock options to purchase shares of our Class A common stock pursuant to the Long-Term Incentive Plan to certain of our employees at the time of this offering. The terms of these stock options are described below under “— IPO Date Stock Option Awards.” Mr. Lande will receive options to purchase 100,000 shares, Mr. Putz will receive options to purchase 20,000 shares, Mr. Sassoon will receive options to purchase 100,000 shares and Mr. Filko will receive options to purchase 100,000 shares. Because of the significant ownership interest that each of Messrs. Niv and Sakhai has in our firm through their ownership of units of FXCM Holdings, LLC and the resulting alignment of interests that these executives already have with our other equity owners, we have determined not to award stock options to these executives at the time of this offering.

We expect to continue to evaluate and revisit the structure of our executive compensation program as we gain experience as a public company.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our principal executive officer, our former principal financial officer and each of our three other most highly compensated executive officers who served in such capacities at December 31, 2009, collectively known as our named executive officers, for services rendered to us during the last completed fiscal year.

					Non-Equity
					Incentive Plan		All Other
		Salary		Bonus	Compensation		Compensation		Total
Name and Principal Position	Year	($)		($)	($)		($)		($)

Drew Niv,	2009	1,020,000	(1)	—	—		109,059	(2)	1,129,059
Chief Executive Officer
Joseph Filko,	2009	201,667		50,000	—		—		251,667
Senior Vice-President and Controller; former principal financial officer
David Sakhai,	2009	1,020,000	(1)	—	—		109,543	(3)	1,129,543
Chief Operating Officer
Andreas Putz,	2009	170,000		—	752,066	(4)	—		922,066
Managing Director and Global Head of FXCM Pro
David Sassoon,	2009	278,860		45,000	—		—		323,860
Secretary and General Counsel

(1)	This amount represents a guaranteed cash payment in lieu of base salary.

(2)	This amount consists of $13,859 in health insurance premiums, $1,914 in dental insurance premiums, $3,286 in disability insurance premiums and $90,000 used for personal expenses from a monthly allowance of up to $7,500 for such expenses.

(3)	This amount consists of $13,859 in health insurance premiums, $1,914 in dental insurance premiums, $3,770 in disability insurance premiums and $90,000 used for personal expenses from a monthly allowance of up to $7,500 for such expenses.

(4)	Approximately $415,422 of this amount represents 25% of the profits generated by the customers of Mr. Putz plus a 2% override on the profits generated by our FXCM Pro division for the period from January 1, 2009 to June 30, 2009. The remaining approximately 336,644 of this amount represents 5.8% of the profits generated by our FXCM Pro division for the period between July 1, 2009 and December 31, 2009.

As noted above, Messrs. Niv and Sakhai are founding partners of our firm and own significant equity interests in FXCM Holdings, LLC. Accordingly, in addition to the guaranteed payments and other amounts received by them and reflected in the foregoing table, these executives have received distributions, ratable with those of other existing owners, in respect of such equity interests. Other than tax-related distributions, FXCM Holdings, LLC did not make any distributions to our existing owners during 2009. Mr. Niv and Mr. Sakhai received $16.1 million and $10.8 million, respectively, of tax-related distributions during 2009.

Grants of Plan-Based Awards in 2009

Other than payments to Mr. Putz, we did not grant any plan-based awards to our named executive officers in 2009.

	Estimated Possible Payouts
	Under Non-Equity Incentive Plan Awards
	Threshold	Target		Maximum
Name	($)	($)		($)

Drew Niv
Joseph Filko
David Sakhai
Andreas Putz			(1)
David Sassoon

(1)	Prior to July 1, 2009, Mr. Putz was entitled an amount equal to 25% of the profits generated by his customers plus a 2% override on the profits generated by our FXCM Pro division. Starting on July 1, 2009, Mr. Putz was entitled to an amount equal to 5.8% of the profits generated by our FXCM Pro division. There are no threshold, target or maximum amounts associated with these payments.

Narrative Disclosure Regarding Employment Arrangements of Named Executive Officers

Other than the limited liability company agreement of FXCM Holdings, LLC, which provides for guaranteed cash payments to Messrs. Niv and Sakhai, and Confidentiality and Restrictive Covenant Agreements with Messrs. Niv and Sakhai, we do not have written employment agreements or arrangements with our named executive officers. The initial base salary for an executive is established at the time we hire an executive officer, and each executive officer has an expectation that he will be considered for a discretionary cash bonus following the conclusion of each fiscal year.

Outstanding Equity Awards at 2009 Fiscal-Year End

Our named executive officers did not have any outstanding equity awards as of December 31, 2009.

Option Exercises and Stock Vested in 2009

None of our named executive officers had options that were exercised or restricted stock that vested during 2009.

Pension Benefits for 2009

We do not offer pension benefits to our named executive officers.

Non-Qualified Deferred Compensation for 2009

We do not offer non-qualified deferred compensation to our named executive officers.

Potential Payments Upon Termination or Change in Control

Of our named executive officers for 2009, only Messrs. Niv and Sakhai would have been entitled to benefits upon a termination of employment on December 31, 2009. None of our named executive officers would have been entitled to benefits upon a change in control of our company on December 31, 2009.

Specifically, pursuant to their respective Confidentiality and Restrictive Covenant Agreements, each of Messrs. Niv and Sakhai would have been entitled to one year of continued guaranteed cash payments ($1,020,000) and one year of continued health insurance coverage ($13,859) following a termination of employment on December 31, 2009 regardless of whether the termination is initiated by the executive or by us and regardless of the reason for the termination. Pursuant to the Confidentiality and Restrictive Covenant

Agreement, the non-competition and non-solicitation covenants are applicable during the one-year period following termination of employment, during which the executive is prohibited from participating in a business engaged in the foreign currency exchange business or other businesses undertaken or proposed to be undertaken by our company and is prohibited from soliciting our company’s customers or prospective customers or our employees. In the event that the executive breaches any of these covenants, we are not obligated to provide any further guaranteed cash payments or health insurance coverage, and the executive is obligated to promptly pay to us a lump sum amount equal to the sum of all guaranteed cash payments and health insurance payments we have made following the termination of the executive’s employment.

Long Term Incentive Plan

Our board of directors intends to adopt the FXCM Inc. 2010 Long Term Incentive Plan, or the “Long Term Incentive Plan,” and receive shareholder approval of the Long Term Incentive Plan before the effective date of this offering. The following description of the Long Term Incentive Plan is not complete and is qualified by reference to the full text of the Long Term Incentive Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The Long Term Incentive Plan will be the source of new equity-based awards permitting us to grant to our key employees, directors and consultants incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)), non-qualified stock options, stock appreciation rights, restricted stock, other awards valued in whole or in part by reference to shares of our Class A common stock and performance based awards denominated in shares or cash.

Administration.  The Compensation Committee of our board of directors will administer the Long Term Incentive Plan. The Compensation Committee may delegate its authority under the Long Term Incentive Plan in whole or in part as it determines, including to a subcommittee consisting solely of at least two non-employee directors within the meaning of Rule 16b-3 of the Exchange Act, “independent directors” within the meaning of the New York Stock Exchange listed company rules and, to the extent Section 162(m) of the Code is applicable to us and the Long Term Incentive Plan, “outside directors” within the meaning thereof. The Compensation Committee will determine who will receive awards under the Long Term Incentive Plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the Long Term Incentive Plan. The Compensation Committee will have full authority to interpret and administer the Long Term Incentive Plan, which determinations will be final and binding on all parties concerned.

Shares Subject to the Long Term Incentive Plan.  The total number of shares of our Class A common stock which may be issued under the Long Term Incentive Plan is 11,295,000.

We will make available the number of shares of our Class A common stock necessary to satisfy the maximum number of shares that may be issued under the Long Term Incentive Plan. The shares of our Class A common stock underlying any award granted under the Long Term Incentive Plan that expires, terminates or is cancelled or satisfied for any reason without the payment of consideration, withheld or tendered to satisfy tax withholding obligations, the aggregate exercise price on the exercise of stock options or the purchase price for any other award granted under the Long Term Incentive Plan, or repurchased by us, in each case, will again become available for awards under the Long Term Incentive Plan. No award may be granted under the Long Term Incentive Plan after the tenth anniversary of the effective date of the plan, but awards granted prior to such date may extend beyond such tenth anniversary.

Stock Options and Stock Appreciation Rights.  The Compensation Committee may award non-qualified or incentive stock options under the Long Term Incentive Plan. Stock options granted under the Long Term Incentive Plan will become vested and exercisable at such times and upon such terms and conditions as may be determined by the Compensation Committee at the time of grant, but an option will generally not be exercisable for a period of more than ten years after it is granted.

Except with respect to substitute awards, the exercise price per share for any stock option awarded will not be less than the fair market value of a share of our Class A common stock on the day the stock option is granted. To the extent permitted by the Compensation Committee, the exercise price of a stock option may be paid (1) in cash or its equivalent; (2) in shares of our Class A common stock having a fair market value equal to the aggregate stock option exercise price and satisfying such other requirements as may be imposed by the Compensation Committee; (3) partly in cash and partly in shares of our Class A common stock; (4) if there is a public market for shares of our Class A common stock at such time, through the delivery of irrevocable instructions to a broker to sell shares of our Class A common stock obtained upon the exercise of the stock option and to deliver promptly to us an amount out of the proceeds of the sale equal to the aggregate stock option exercise price for the shares of our Class A common stock being purchased; or (5) through net settlement in shares of our Class A common stock. The repricing of a stock option, after it has been granted, is prohibited without prior approval of our shareholders.

The Compensation Committee may grant stock appreciation rights independent of or in conjunction with a stock option. The exercise price of a stock appreciation right will not be less than the fair market value of a share of our Class A common stock on the date the stock appreciation right is granted; except that, in the case of a stock appreciation right granted in conjunction with a stock option, the exercise price will not be less than the exercise price of the related stock option. Each stock appreciation right granted independent of a stock option will entitle a participant upon exercise to an amount equal to (1) the excess of (A) the fair market value on the exercise date of one share of our Class A common stock over (B) the exercise price per share of our Class A common stock, multiplied by (2) the number of shares of our Class A common stock covered by the stock appreciation right, and each stock appreciation right granted in conjunction with a stock option will entitle a participant to surrender to us the stock option and to receive such amount. Payment will be made in shares of our Class A common stock and/or cash (any share of our common stock valued at fair market value), as determined by the Compensation Committee. The repricing of a stock appreciation right, after it has been granted, is prohibited without prior approval of our shareholders.

Other Stock-Based Awards.  The Compensation Committee, in its sole discretion, may grant or sell shares of our Class A common stock, restricted stock, restricted stock units and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of our Class A common stock. Any of these other stock-based awards may be in such form, and dependent on such conditions, as the Compensation Committee determines, including, without limitation, the right to receive, or vest with respect to, one or more shares of our Class A common stock (or the equivalent cash value of such shares of our Class A common stock) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. The Compensation Committee may in its discretion determine whether other stock-based awards will be payable in cash, shares of our Class A common stock, or a combination of both cash and shares.

Performance Based Awards.  During any period when Section 162(m) of the Code is applicable to us, the Compensation Committee, in its sole discretion, may grant certain awards that are denominated in shares or cash, that may, but are not required to, be designed to be deductible by us under Section 162(m) of the Code. Such awards, “performance-based awards,” will be subject to the terms and conditions established by the Compensation Committee and will be based upon one or more of the following performance criteria: (1) consolidated income before or after taxes (including income before interest, taxes, depreciation and amortization); (2) EBITDA; (3) adjusted EBITDA; (4) operating income; (5) net income; (6) net income per share; (7) book value per share; (8) return on members’ or shareholders’ equity; (9) expense management; (10) return on investment; (11) improvements in capital structure; (12) profitability of an identifiable business unit or product; (13) maintenance or improvement of profit margins; (14) stock price; (15) market share; (16) revenue or sales; (17) costs; (18) cash flow; (19) working capital; (20) multiple of invested capital; (21) total return; (22) achievement of increases in customer accounts or other stipulated or specified targets relating to the numbers or improvements with respect to customer accounts; and (23) such other objective performance criteria as determined by the Compensation Committee in its sole discretion, to the extent such criteria would be permissible performance criteria under Section 162(m) of the Code, if the award is designed to be deductible under Section 162(m) of the Code. The foregoing criteria may relate to us, one or more of our subsidiaries or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, as the Compensation Committee determines. The Compensation Committee will determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant and, if they have, during any period when Section 162(m) of the Code is applicable to us, will so certify and ascertain the amount of the applicable performance-based award. During any period when Section 162(m) of the Code is applicable to us, no performance-based awards will be paid to any participant for a given period of service until the Compensation Committee certifies that the objective performance goals (and any other material terms) applicable to such period have been satisfied. The amount of the performance-based award actually paid to a given participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Compensation Committee. The amount of the performance-based award determined by the Compensation Committee for a performance period will be paid to the participant at such time as determined by the Compensation Committee in its sole discretion after the end of such performance period; provided, however, that a participant may, if and to the extent permitted by the Compensation Committee and consistent with the provisions of Section 409A of the Code, elect to defer payment of a performance-based award. The maximum amount of performance-based awards that may be granted during a fiscal year to any participant will be (1) with respect to stock options and stock appreciation rights, 1,000,000 shares, and (2) with respect to other performance-based awards, $5,000,000.

Adjustments upon Certain Events.  In the event of any change in the outstanding shares of our Class A common stock by reason of any share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, combination or transaction or exchange of shares of our Class A common stock or other corporate exchange, or any distribution to shareholders other than regular cash dividends, or any transaction similar to the foregoing, the Compensation Committee in its sole discretion and without liability to any person will make such substitution or adjustment, if any, as it deems to be equitable, as to (1) the number or kind of shares or other securities issued or reserved for issuance pursuant to the Long Term Incentive Plan or pursuant to outstanding awards, (2) the maximum number of shares for which stock options or stock appreciation rights may be granted during a fiscal year to any participant, (3) the maximum amount of a performance-based award that may be granted during a calendar year to any participant, (4) the option price or exercise price of any option or stock appreciation right and/or (5) any other affected terms of such awards.

Change in Control.  In the event of a change in control of us (as defined in the Long Term Incentive Plan), the Long Term Incentive Plan provides that (1) if determined by the Compensation Committee in the applicable award agreement or otherwise, any outstanding awards then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control and (2) the Compensation Committee may, but will not be obligated to, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the Long Term Incentive Plan, including without limitation, any applicable vesting conditions, as determined by the Compensation Committee in its sole discretion; provided, however, that if the Compensation Committee does not provide for the issuance of substitute awards, it may, in a manner intended to comply with the requirements of Section 409A of the Code, but will not be obligated to: (A) cancel the awards for fair value (as determined in the sole discretion of the Compensation Committee); or (B) provide that, with respect to any awards that are stock options, for a period of at least 15 days prior to the change in control, awards will be exercisable (including through net settlement in shares of our Class A common stock) to the extent applicable as to all shares subject thereto and that upon the occurrence of the change in control, awards will terminate and be of no further force and effect.

Forfeiture and Clawback.  The Compensation Committee may, in its sole discretion, specify in an award or a policy that will be incorporated into an award agreement by reference that the participant’s rights, payments, and benefits with respect to such award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions contained in such award. Such events may include, but are not limited to, termination of employment for cause, termination of the participant’s provision of services to us, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the participant, or restatement of our financial statements to reflect adverse results from those previously released financial statements as a consequence of errors, omissions, fraud, or misconduct.

Transferability.  Unless otherwise determined by our Compensation Committee, no award granted under the Long Term Incentive Plan will be transferable or assignable by a participant in the plan, other than by will or by the laws of descent and distribution.

Amendment and Termination.  Our board of directors may amend or terminate the Long Term Incentive Plan, but no amendment or termination will be made, (1) without the approval of our shareholders, to the extent such approval is required by or desirable to satisfy the requirements of any applicable law, regulation or other rule, including listing standards of the securities exchange that is the principal market for the shares of our Class A common stock or change the maximum number of shares for which awards may be granted to any participant or (2) without the consent of a participant, if such action would materially adversely affect any of the rights of the participant under any award theretofore granted to such participant under the Long Term Incentive Plan; provided, however, that the Compensation Committee may amend the Long Term Incentive Plan and/or any outstanding awards in such manner as it deems necessary to permit the Long Term Incentive Plan and/or any outstanding awards to satisfy applicable requirements of the Code or other applicable laws.

Annual Incentive Plan

The following description of the FXCM Inc. Annual Incentive Plan, which we refer to as our annual incentive plan, is not complete and is qualified by reference to the full text of the annual incentive plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Our board of directors intends to adopt the annual incentive plan, and receive approval of such plan by our stockholders, prior to the effective date of this offering.

Purpose.  The purpose of the annual incentive plan is to attract, retain, motivate and reward participants by providing them with the opportunity to earn competitive compensation directly linked to our performance.

Administration.  The annual incentive plan is to be administered by the Compensation Committee of our board of directors. The Compensation Committee may delegate its authority under the annual incentive plan, except in cases where such delegation would disqualify compensation paid under the annual incentive plan intended to be exempt under Section 162(m) of the Code.

Eligibility; Awards.  Awards may be granted to our officers and key employees in the sole discretion of the Compensation Committee. The annual incentive plan provides for the payment of incentive bonuses in the form of cash or, at the discretion of the Compensation Committee, in awards under the Long Term Incentive Plan.

Performance Goals.  The Compensation Committee will establish the performance periods over which performance objectives will be measured. A performance period may be for one year or a shorter period, as determined by the Compensation Committee. No later than 90 days after each performance period begins (or such other date as may be required or permitted by Section 162(m) of the Code to the extent applicable to us and the annual incentive plan), the Compensation Committee will establish (1) the performance objective or objectives that must be satisfied for a participant to receive a bonus for such performance period, and (2) the target incentive bonus for each participant. Performance objective(s) will be based upon one or more of the following criteria, as determined by the Compensation Committee: (1) consolidated income before or after taxes (including income before interest, taxes, depreciation and amortization); (2) EBITDA; (3) adjusted EBITDA; (4) operating income; (5) net income; (6) net income per share; (7) book value per share; (8) return on members’ or shareholders’ equity; (9) expense management; (10) return on investment; (11) improvements in capital structure; (12) profitability of an identifiable business unit or product; (13) maintenance or improvement of profit margins; (14) stock price; (15) market share; (16) revenue or sales; (17) costs; (18) cash flow; (19) working capital; (20) multiple of invested capital; (21) total return; (22) achievement of increases in customer accounts or other stipulated or specified targets relating to the numbers or improvements with respect to customer accounts; and (23) such other objective performance criteria as determined by the Compensation Committee in its sole discretion, to the extent such criteria would be permissible performance criteria under Section 162(m) of the Code, to the extent applicable to us and the annual incentive plan. The foregoing criteria may relate to us, one or more of our subsidiaries or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Compensation Committee determines.

As soon as practicable after the applicable performance period ends but in no event later than December 31st of the calendar year immediately following the calendar year in which the applicable performance period ends, the Compensation Committee will (1) determine (A) whether and to what extent any of the performance objective(s) established for such performance period have been satisfied and certify to such determination, and (B) for each participant employed as of the date on which bonuses under the plan are payable, unless otherwise determined by the Compensation Committee (to the extent permitted under Section 162(m) of the Code, to the extent applicable to us and the annual incentive plan), the actual bonus to which such participant will be entitled, taking into consideration the extent to which the performance objective(s) have been met and such other factors as the Compensation Committee may deem appropriate and (2) cause such bonus to be paid to such participant. The Compensation Committee has absolute discretion to reduce or eliminate the amount otherwise payable to any participant under the annual incentive plan and to establish rules or procedures that have the effect of limiting the amount payable to each participant to an amount that is less than the maximum amount otherwise authorized as that participant’s target incentive bonus. No participant may receive a bonus under the annual incentive plan, with respect of any fiscal year, in excess of $5,000,000.

Forfeiture and Clawback.  In addition to any otherwise applicable conditions under the annual incentive plan, the Compensation Committee may, in its sole discretion, but acting in good faith, direct that we recover all or a portion of any bonus payable under the annual incentive plan upon the occurrence of a breach of noncompetition, confidentiality or other restrictive covenants that may apply to a participant, or the restatement of our financial statements to reflect adverse results from those previously released financial statements, as a consequence of errors, omissions, fraud, or misconduct.

Change in Control.  If there is a change in control (as defined in the annual incentive plan), our compensation committee, as constituted immediately prior to the change in control, will determine in its discretion whether and to what extent the performance criteria have been met or will be deemed to have been met for the year in which the change in control occurs and for any completed performance period for which a determination under the plan has not been made.

Termination of Employment.  If a participant dies or becomes disabled prior to the date on which bonuses for an applicable performance period are payable, the participant may receive an annual bonus equal to the bonus otherwise payable to the participant based on actual company performance for the applicable performance period or, if determined by the Compensation Committee, based upon achieving targeted performance objectives, pro-rated for the days of employment during the performance period. Unless otherwise determined by our Compensation Committee, if a participant’s employment terminates for any other reason prior to the date on which bonuses for an applicable performance period are payable, such participant will not receive a bonus.

Payment of Awards.  Payment of any bonus amount is made to participants as soon as practicable after the Compensation Committee certifies that one or more of the applicable objectives has been attained, or, where the Compensation Committee will reduce, eliminate or limit the bonus, as described above, the Compensation Committee determines the amount of any such reduction, but in no event earlier than January 1st of the calendar year immediately following the calendar year in which the applicable performance period ends and in the event later than December 31st of the calendar year immediately following the calendar year in which the applicable performance period ends.

Amendment and Termination of Plan.  Our board of directors or the Compensation Committee may at any time amend, suspend, discontinue or terminate the annual incentive plan, subject to stockholder approval if such approval is necessary to continue to qualify the amounts payable under the annual incentive plan under Section 162(m) of the Code or any other applicable law or regulation if such amounts are intended to be so qualified. Unless earlier terminated, the annual incentive plan will expire on the day immediately prior to our first shareholder meeting at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of the company occurs.

IPO Date Stock Option Awards

At the time of this offering, we intend to grant awards of stock options to purchase an aggregate of 7,530,000 shares of our Class A common stock pursuant to the Long-Term Incentive Plan to certain of our employees. Each stock option to purchase our Class A common stock will have an exercise price equal to the initial public offering price per share. Subject to the optionholder’s continued employment, options will vest in equal annual installments over a four year period. In addition, each stock option agreement will provide that the options will accelerate upon a termination by us without “cause” (as defined in the stock option agreement) or a termination by the employee for “good reason” (as defined in the stock option agreement), in each case within the two (2) year period following a change in control (as defined in the Long-Term Incentive Plan), and in the event of a termination due to death or disability will be deemed vested in any portion of the stock option that would have become vested within the twelve (12) month period following such termination and, to the extent vested, will remain exercisable until the seventh anniversary of the consummation of the offering, subject to earlier termination in connection with a termination of employment. Holders of stock options will not have any rights as a stockholder with respect to the shares underlying stock options until such options are exercised and shares of Class A common stock underlying the stock options are actually delivered.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Exchange Agreement

We will enter into an exchange agreement with our existing owners pursuant to which each existing owner (and certain permitted transferees thereof) may, from and after the first anniversary of the date of the closing of this offering (subject to the terms of the exchange agreement) exchange their Holdings Units for shares of Class A common stock of FXCM Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement provides, however, that such exchanges must be for a minimum of the lesser of 1,000 Holdings Units or all of the vested Holdings Units held by such existing owner. The exchange agreement also provides that an existing owner will not have the right to exchange Holdings Units if FXCM Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with FXCM Inc. to which the existing owner may be subject. FXCM Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that FXCM Holdings, LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges Holdings Units for shares of Class A common stock, the number of Holdings Units held by FXCM Inc. is correspondingly increased as it acquires the exchanged Holdings Units.

Registration Rights Agreement

We will enter a registration rights agreement with our existing owners pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act of 1933, as amended, or the Securities Act, shares of Class A common stock delivered in exchange for Holdings Units. Under the registration rights agreement, we will agree to register the exchange of Holdings Units for shares of Class A common stock by our existing owners. In addition, our existing owners have the right to request that we register the sale of shares of Class A common stock held by them and may require us to make available shelf registration statements permitting sales of shares of Class A common stock held by them into the market from time to time over an extended period. In addition, our existing owners will have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock held by them in connection with registered offerings requested by other registration rights holders or initiated by us.

Tax Receivable Agreement

As described in “Organizational Structure — Offering Transactions,” we intend to use a portion of the proceeds from this offering to purchase Holdings Units from our existing owners, including members of our senior management. In addition, the unitholders of FXCM Holdings, LLC (other than FXCM Inc.) may (subject to the terms of the exchange agreement) exchange their Holdings Units for shares of Class A common stock of FXCM Inc. on a one-for-one basis. FXCM Holdings, LLC intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange of Holdings Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of FXCM Holdings, LLC at the time of the purchase or subsequent exchange of Holdings Units that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that FXCM Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the tax basis increase and increased deductions, and a court could sustain such a challenge.

We will enter into a tax receivable agreement with our existing owners that will provide for the payment from time to time by FXCM Inc. to our existing owners of 85% of the amount of the benefits, if any, that FXCM Inc. is deemed to realize as a result of increases in tax basis and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of FXCM Inc. and not of FXCM Holdings, LLC. For purposes of the tax receivable agreement, the benefit deemed realized by FXCM Inc. will be computed by comparing the actual income tax liability of FXCM Inc. (calculated with certain assumptions) to the amount of such taxes that FXCM Inc. would have been required to pay had there been no increase to the tax basis of the assets of FXCM Holdings, LLC as a result of the purchase or exchanges and certain other assumptions. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless FXCM Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or FXCM Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if FXCM Inc. had exercised its right to terminate the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•	the timing of exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of FXCM Holdings, LLC at the time of each exchange;

•	the price of shares of our Class A common stock at the time of the exchange — the increase in any tax deductions, as well as the tax basis increase in other assets, of FXCM Holdings, LLC is directly proportional to the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable — if an exchange is not taxable for any reason, increased deductions will not be available; and

•	the amount and timing of our income — FXCM Inc. will be required to pay 85% of the deemed benefits as and when deemed realized. If FXCM Inc. does not have taxable income, FXCM Inc. generally is not required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been actually realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivable agreement.

We expect that the payments that FXCM Inc. may make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law, and that FXCM Inc. earns sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that future payments under the tax receivable agreement relating to the purchase by FXCM Inc. of Holdings Units as part of the Offering Transactions to aggregate $62.8 million (or $75.4 million if the underwriters exercise their option to purchase additional shares) and to range over the next 15 years from approximately $3.0 million to $6.7 million per year (or range from approximately $3.5 million to $8.1 million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. Future payments to our existing owners in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual benefits FXCM Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to FXCM Inc. by FXCM Holdings, LLC are not sufficient to permit FXCM Inc. to make payments under the tax receivable agreement after it has paid taxes. Late payments under the tax receivable agreement will generally accrue interest at an uncapped rate equal to one-year LIBOR + 5%. The payments under the tax receivable agreement are not conditioned upon our existing owners’ continued ownership of us.

The effects of the tax receivable agreement on our consolidated statement of financial condition as a result of FXCM Inc.’s purchase of Holdings Units with proceeds from this offering are as follows:

•	we will record an increase of $73.9 million in deferred tax assets (or $88.7 million if the underwriters exercise their option to purchase additional shares) for the estimated income tax effects of the increase in the tax basis of the assets owned by FXCM Inc. based on enacted federal and state tax rates at the date of the transaction. To the extent we estimate that FXCM Inc. will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•	we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase of $62.8 million (or $75.4 million if the underwriters exercise their option to purchase additional shares) to amounts due pursuant to tax receivable agreement and payable to related parties and the remaining 15% of the estimated realizable tax benefit, or $11.1 million (or $13.3 million if the underwriters exercise their option to purchase additional shares), as an increase to additional paid-in capital.

Therefore, as of the date of the purchase of the Holdings Units, on a cumulative basis the net effect of accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase in stockholders’ equity of 15% of the estimated realizable tax benefit. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

In addition, the tax receivable agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, FXCM Inc.’s (or its successor’s) obligations with respect to exchanged or acquired Holdings Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that FXCM Inc. would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. As a result, (1) FXCM Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual benefits FXCM Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and (2) if FXCM Inc. elects to terminate the tax receivable agreement early, FXCM Inc. would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which upfront payment may be made years in advance of the actual realization of such future benefits. Upon a subsequent actual exchange, any additional increase in tax deductions, tax basis and other benefits in excess of the amounts assumed at the change in control will also result in payments under the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

Decisions made by our existing owners in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, FXCM Inc. will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefits that FXCM Inc. actually realizes in respect of the tax attributes subject to the tax receivable agreement.

FXCM Holdings, LLC Limited Liability Company Agreement

As a result of the Reclassification and Offering Transactions, FXCM Inc. will hold Holdings Units in FXCM Holdings, LLC and will be the sole managing member of FXCM Holdings, LLC. Accordingly, FXCM Inc. will operate and control all of the business and affairs of FXCM Holdings, LLC and, through FXCM Holdings, LLC and its operating entity subsidiaries, conduct our business.

Pursuant to the limited liability company agreement of FXCM Holdings, LLC as it will be in effect at the time of this offering, FXCM Inc. has the right to determine when distributions will be made to unitholders of FXCM Holdings, LLC and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the unitholders of FXCM Holdings, LLC pro rata in accordance with the percentages of their respective limited liability company interests.

The unitholders of FXCM Holdings, LLC, including FXCM Inc., will incur United States federal, state and local income taxes on their proportionate share of any taxable income of FXCM Holdings, LLC. Net profits and net losses of FXCM Holdings, LLC will generally be allocated to its unitholders (including FXCM Inc.) pro rata in accordance with the percentages of their respective limited liability company interests. The limited liability company agreement of FXCM Holdings, LLC will provide for cash distributions, which we refer to as “tax distributions,” to the holders of the Holdings Units if FXCM Inc., as the sole managing member of FXCM Holdings, LLC, determines that the taxable income of the relevant unitholder will give rise to taxable income for such holder. Generally, these tax distributions will be computed based on our estimate of the net taxable income of FXCM Holdings, LLC allocable to a holder of Holdings Units multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income). Tax distributions will be made only to the extent all distributions from FXCM Holdings, LLC for the relevant year were insufficient to cover such tax liabilities.

The limited liability company agreement of FXCM Holdings, LLC will also provide that substantially all expenses incurred by or attributable to FXCM Inc. (such as expenses incurred in connection with this offering), but not including obligations incurred under the tax receivable agreement by FXCM Inc., income tax expenses of FXCM Inc. and payments on indebtedness incurred by FXCM Inc., will be borne by FXCM Holdings, LLC.

Relationship with Global Finance and Master Capital Group

Our wholly-owned subsidiary, Forex Capital Markets Limited, is a party to an arrangement with Global Finance Company (Cayman) Limited, or Global Finance, and Master Capital Group, S.A.L., or Master Capital Group. Michel Daher, who will be a holder of more than 5% of the voting securities of FXCM Inc., after giving effect to the Reclassification, serves as the director, and beneficially owns more than 90% of the equity, of Global Finance and Master Capital Group, with the balance being held by his family entities. Pursuant to such arrangement, Global Finance and Master Capital are permitted to use our brand name “FXCM” and our technology platform to act as our local presence in certain countries in the Middle East and North Africa, or MENA. Forex Capital Markets Limited collects and remits to Global Finance and Master Capital fees and commissions charged by Global Finance and Master Capital to customers in MENA countries. For the year ended December 31, 2009, these fees and commissions totaled approximately $260,000.

Other Transactions

As described in “Directors and Executive Officers,” Ornit Niv, President of International Operations, is the sister of Drew Niv, one of our directors and our Chief Executive Officer. Ms. Niv received total compensation of $192,285 for the year ended December 31, 2009. Matthew Navie, one of our institutional sales representatives, is the brother-in-law of David Sakhai, our chief operating officer. Mr. Navie received total compensation of $189,472 for the year ended December 31, 2009. Leya Yusupov and Shirin Yusupov are each sisters of Eduard Yusupov, one of our directors. Leya Yusupov, one of our senior dealers, received total compensation of $135,000 for the year ended December 31, 2009. Shirin Yusupov, an employee in our reconciliation department, received total compensation of $107,000 for the year ended December 31, 2009.

Debra Blajchman, who works in our payroll department, is the sister of Kenneth Grossman, one of our directors. Ms. Blajchman earned total compensation of $113,667 for the year ended December 31, 2009. Elisheva Rutenberg, a member of our programming department, is the sister-in-law of Kenneth Grossman. Ms. Rutenberg received total compensation of $110,000 for the year ended December 31, 2009. David Kaplan, one of our institutional sales representatives, is the brother-in-law of Kenneth Grossman. Mr. Kaplan received total compensation of $125,333 for the year ended December 31, 2009.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest. Our policy does not specify the standards to be applied by directors in determining whether or not to approve or ratify a related person transaction and we accordingly anticipate that these determinations will be made in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation.

Indemnification of Directors and Officers

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, or the DGCL. In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock and of Holdings Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of FXCM Inc., (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The number of shares of our Class A common stock and of Holdings Units outstanding and percentage of beneficial ownership before the Offering Transactions set forth below is based on the number of shares of our Class A common stock and of Holdings Units to be issued and outstanding immediately prior to the consummation of this offering after giving effect to the Reclassification. The number of shares of our Class A common stock and of Holdings Units and percentage of beneficial ownership after the Offering Transactions set forth below is based on shares of our Class A common stock and of Holdings Units to be issued and outstanding immediately after the Offering Transactions. Beneficial ownership is determined in accordance with the rules of the SEC.

							Combined Voting Power(2)(3)
	Class A Common Stock								After the
	Beneficially Owned(1)							After the	Offering
			After the Offering		After the Offering			Offering	Transactions
			Transactions		Transactions			Transactions	Assuming
			Assuming		Assuming			Assuming	Underwriters’
			Underwriters’		Underwriters’		Prior to the	Underwriters’	Option is
	Prior to the Offering		Option is Not		Option is Exercised		Offering	Option is Not	Exercised
	Transactions		Exercised		in Full		Transactions	Exercised	in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%	%	%	%

Entities affiliated with Long Ridge Equity Partners(4)	—	—	—	—	—	—	5.3%	4.2%	4.0%
Lehman Brothers Holdings Inc.(5)	—	—	—	—	—	—	9.4%	7.4%	7.1%
Michel Daher(6)	—	—	—	—	—	—	12.6%	9.9%	9.5%
Michael Romersa(7)	—	—	—	—	—	—	10.6%	8.4%	8.0%
Drew Niv	—	—	—	—	—	—	15.6%	12.4%	11.8%
David Sakhai	—	—	—	—	—	—	10.6%	8.4%	8.0%
William Ahdout	—	—	—	—	—	—	8.8%	7.6%	7.6%
James Brown(11)	—	—	—	—	—	—	7.0%	5.5%	5.2%
Robin Davis	—	—	—	—	—	—	—	—	—
Perry Fish	—	—	—	—	—	—	—	—	—
Kenneth Grossman	—	—	—	—	—	—	1.9%	1.1%	1.0%
Arthur Gruen	—	—	—	—	—	—	—	—	—
Eric LeGoff	—	—	—	—	—	—	—	—	—
Ryan Silverman	—	—	—	—	—	—	—	—	—
Eduard Yusupov	—	—	—	—	—	—	13.9%	11.0%	10.5%
Joseph Filko	—	—	—	—	—	—	—	—	—
Andreas Putz	—	—	—	—	—	—	—	—	—
David S. Sassoon	—	—	—	—	—	—	—	—	—
Robert Lande	—	—	—	—	—	—	—	—	—
Directors and executive officers as a group (17 persons)	—	—	—	—	—	—	58.0%	45.9%	44.2%

	Holdings Units Beneficially Owned(1)
					After the Offering
			After the Offering		Transactions Assuming
			Transactions Assuming		Underwriters’ Option is
	Prior to the Offering		Underwriters’ Option is		Exercised
	Transactions		Not Exercised		in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%

Entities affiliated with Long Ridge Equity Partners(4)	3,812,596	5.3%	3,171,987	4.2%	3,030,922	4.0%
Lehman Brothers Holdings Inc.(5)	6,706,879	9.4%	5,579,960	7.4%	5,331,806	7.1%
Michel Daher(6)	8,994,822	12.6%	7,483,473	9.9%	7,150,665	9.5%
Michael Romersa(7)	7,564,998	10.6%	6,293,894	8.4%	6,013,990	8.0%
Drew Niv(8)	11,188,897	15.6%	9,308,890	12.4%	8,894,900	11.8%
David Sakhai(9)	7,564,998	10.6%	6,293,894	8.4%	6,013,990	8.0%
William Ahdout(10)	6,322,983	8.8%	5,690,685	7.6%	5,690,685	7.6%
James Brown(11)	4,969,524	7.0%	4,134,523	5.5%	3,950,652	5.2%
Robin Davis	—	—	—	—	—	—
Perry Fish	—	—	—	—	—	—
Kenneth Grossman(12)	1,354,926	1.9%	820,167	1.1%	783,692	1.0%
Arthur Gruen	—	—	—	—	—	—
Eric LeGoff	—	—	—	—	—	—
Ryan Silverman	—	—	—	—	—	—
Eduard Yusupov(13)	9,936,116	13.9%	8,266,607	11.0%	7,898,971	10.5%
Joseph Filko	—	—	—	—	—	—
Andreas Putz	—	—	—	—	—	—
David S. Sassoon	—	—	—	—	—	—
Robert Lande	—	—	—	—	—	—
Directors and executive officers as a group (17 persons)	41,439,587	58.0%	34,599,746	45.9%	33,314,091	44.2%

(1)	Subject to the terms of the exchange agreement, the Holdings Units are exchangeable for shares of our Class A common stock on a one-for-one basis from and after the first anniversary of the date of the closing of this offering. See “Certain Relationships and Related Person Transactions — Exchange Agreement.” Beneficial ownership of Holdings Units reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. Percentage of Holdings Units after the Offering Transactions treats Holdings Units held by FXCM Inc. as outstanding.

(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of FXCM Inc. voting together as a single class. See “Description of Capital Stock — Common Stock.”

(3)	Our existing owners will hold shares of our Class B common stock. Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Holdings Unit held by such holder. See “Description of Capital Stock — Common Stock — Class B Common Stock.”

(4)	Includes 2,637,016 shares held by Long Ridge FXCM, L.P. and 1,175,580 shares held by Long Ridge FXCM Equity Partners, LLC. The address of these entities is 200 Madison Avenue, Suite 1900, New York, New NY 10016.

(5)	The address of Lehman Brothers Holdings Inc. is 1271 Avenue of the Americas, 38th Floor, New York, NY 10020. Lehman Brothers Holdings Inc. exercises sole voting and dispositive power over all of the securities.

(6)	As a 55% owner of Charlestone Venture Holdings Limited, Mr. Daher may be deemed to share beneficial ownership of the securities held by Charlestone Venture Holdings Limited. The address of Charlestone Venture Holdings Limited is Woodbourne Hall, P.O. Box 916, Tortola, Road Town, British Virgin Islands.

(7)	The address of Michael Romersa is 75-25 153rd Street, #1106 Kew Garden Hills, NY 11367. Mr. Romersa exercises sole voting and dispositive power over all of the securities.

(8)	Includes 2,042,858 units held in grantor retained annuity trusts, for which Mr. Niv is the trustee. Mr. Niv has voting and dispositive power over these shares.

(9)	Includes 5,720,000 units held in grantor retained annuity trusts, for which Mr. Sakhai is the trustee. Mr. Sakhai has voting and dispositive power over these shares.

(10)	Includes 5,690,685 units held in a grantor retained annuity trust, for which Mr. Ahdout is the trustee. Mr. Ahdout has voting and dispositive power over these shares.

(11)	Includes 2,637,016 shares held by Long Ridge FXCM, L.P., 1,175,580 shares held by Long Ridge FXCM Equity Partners, LLC, and 1,156,928 shares held by James Brown. The address of these entities and Mr. Brown is 200 Madison Avenue, Suite 1900, New York, New NY 10016. Long Ridge FXCM Equity Partners, LLC is the general partner of Long Ridge FXCM, L.P. Mr. Brown is a manager of Long Ridge FXCM Equity Partners, LLC, and as a result may be deemed to share beneficial ownership of the securities owned by these entities. Mr. Brown disclaims beneficial ownership of the securities held by these entities, except to the extent of his pecuniary interest therein.

(12)	Includes 406,478 units held in a grantor retained annuity trust, for which Mr. Grossman is the trustee. Mr. Grossman has voting and dispositive power over these shares.

(13)	Includes 7,452,087 units held in a grantor retained annuity trust, for which Mr. Yusupov is the trustee. Mr. Yusupov has voting and dispositive power over these shares.

We intend to use approximately $147.4 million (or $177.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase from our existing owners, including members of our senior management, 11,260,000 Holdings Units (or 13,519,000 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), as described under “Organizational Structure — Offering Transactions.” Of this amount, we expect that approximately $26,320,098 will be paid to Mr. Niv for 1,880,007 Holdings Units (or $32,115,958 for 2,293,997 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), approximately $17,795,456 will be paid to Mr. Sakhai for 1,271,104 Holdings Units (or $21,714,112 for 1,551,008 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), approximately $23,373,126 will be paid to Mr. Yusupov for 1,669,509 Holdings Units (or $28,520,030 for 2,037,145 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), approximately $8,852,172 will be paid to Mr. Ahdout for 632,298 Holdings Units (or $8,852,172 for 632,298 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), approximately $2,721,488 will be paid to Mr. Brown for 194,392 Holdings Units (or $3,320,772 for 237,198 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and approximately $7,486,626 will be paid to Mr. Grossman for 534,759 Holdings Units (or $7,997,276 for 571,234 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus we provide information assuming that the initial public offering price per share of Class A common stock in this offering is $14.00, which is the midpoint of the price range indicated on the front cover of this prospectus. However, some of this information will be affected if the initial public offering price per share of Class A common stock in this offering is different from the midpoint of the price range. The following table presents how some of the information set forth in this prospectus would be affected by an initial public offering price per share of Class A common stock at the low-, mid- and high-points of the price range indicated on the front cover of this prospectus, assuming that the underwriters’ option to purchase additional shares of Class A common stock is not exercised.

	Initial Public Offering Price per Share of Class A
	Common Stock
	$13.00	$14.00	$15.00
	(Dollars in thousands, except share or unit and per share or per unit data)

Outstanding Equity Following the Offering
Number of shares of Class A common stock offered in this offering	15,060,000	15,060,000	15,060,000
Number of shares of Class A common stock outstanding after this offering	15,060,000	15,060,000	15,060,000
Number of Holdings Units held by FXCM Inc. after this offering	15,060,000	15,060,000	15,060,000
Number of Holdings Units held by our existing owners after this offering	60,240,000	60,240,000	60,240,000
Number of shares of Class A common stock outstanding after this offering if all outstanding Holdings Units held by our existing owners were exchanged for newly-issued shares of Class A common stock on a one-for-one basis	75,300,000	75,300,000	75,300,000
FXCM Holdings, LLC Equity Ownership Percentages Following the Offering Transactions
Percentage held by FXCM Inc.	20.0%	20.0%	20.0%
Percentage held by existing owners	80.0%	80.0%	80.0%

	100%	100%	100%

FXCM Inc. Voting Power Percentages Following the Offering Transactions
Percentage held by investors in this offering	20.0%	20.0%	20.0%
Percentage held by existing owners	80.0%	80.0%	80.0%

	100%	100%	100%

Use of Proceeds
Proceeds from offering, net of estimated underwriting discounts	$183,054	$197,135	$211,217

Proceeds used by FXCM Inc. to purchase Holdings Units from our existing owners	$136,865	$147,393	$157,922
Proceeds used by FXCM Inc. to purchase newly-issued Holdings Units from FXCM Holdings, LLC	46,189	49,742	53,295
Estimated offering expenses to be borne by FXCM Holdings, LLC	$6,800	$6,800	$6,800
Net proceeds to FXCM Holdings, LLC	$39,389	$42,942	$46,495

Pro Forma Cash and Capitalization
Cash and cash equivalents	$176,368	179,921	183,474

Long-term debt	—	—	—
Class A common stock, par value $0.01 per share, 3,000,000,000 shares authorized, 15,060,000 shares issued and outstanding on a pro forma basis	151	151	151
Class B common stock, par value $0.01 per share, 1,000,000 shares authorized, 100 shares issued and 26 shares outstanding on a pro forma basis	—	—	—
Retained earnings	(1,350)	(1,461)	(1,573)
Additional paid-in capital	56,352	58,004	59,882
Total stockholders’ equity attributable to FXCM Inc.	$55,153	56,694	58,460
Non-controlling interest	180,057	182,454	185,742
Total equity	$235,210	239,148	244,202
Total capitalization	$235,210	$239,148	$244,202

	Initial Public Offering Price per Share of Class A
	Common Stock
	$13.00	$14.00	$15.00
	(Dollars in thousands, except share or unit and per share or per unit data)

Dilution
Pro forma net tangible book value per share of Class A common stock after the offering	$1.31	$1.28	$1.27
Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering	$11.69	$12.72	$13.73
Tax Receivable Agreement
Increase in deferred tax assets	$67,589	$73,875	$80,161
Payable to existing owners pursuant to tax receivable agreement	$57,450	$62,794	$68,137

In addition, throughout this prospectus we provide information assuming that the underwriters’ option to purchase an additional 2,259,000 shares of Class A common stock from us is not exercised. However, some of this information will be affected if the underwriters’ option to purchase additional shares of Class A common stock is exercised. The following table presents how some of the information set forth in this prospectus would be affected if the underwriters exercise in full their option to purchase additional shares of Class A common stock where the initial public offering price per share of Class A common stock is at the low-, mid- and high-points of the price range indicated on the front cover of this prospectus.

	Initial Public Offering Price per Share of Class A
	Common Stock
	$13.00	$14.00	$15.00
	(Dollars in thousands, except share or unit and per share or per unit data)

Outstanding Equity Following the Offering
Number of shares of Class A common stock offered in this offering	17,319,000	17,319,000	17,319,000
Number of shares of Class A common stock outstanding after this offering	17,319,000	17,319,000	17,319,000
Number of Holdings Units held by FXCM Inc. after this offering	17,319,000	17,319,000	17,319,000
Number of Holdings Units held by our existing owners after this offering	57,981,000	57,981,000	57,981,000
Number of shares of Class A common stock outstanding after this offering if all outstanding Holdings Units held by our existing owners were exchanged for newly-issued shares of Class A common stock on a one-for-one basis	75,300,000	75,300,000	75,300,000
FXCM Holdings, LLC Equity Ownership Percentages Following the Offering Transactions
Percentage held by FXCM Inc.	23.0%	23.0%	23.0%
Percentage held by existing owners	77.0%	77.0%	77.0%

	100%	100%	100%

FXCM Inc. Voting Power Percentages Following the Offering Transactions
Percentage held by investors in this offering	23.0%	23.0%	23.0%
Percentage held by existing owners	77.0%	77.0%	77.0%

	100%	100%	100%

Use of Proceeds
Proceeds from offering, net of estimated underwriting discounts	$210,512	$226,706	$242,899

Proceeds used by FXCM Inc. to purchase Holdings Units from our existing owners	$164,323	$176,964	$189,604
Proceeds used by FXCM Inc. to purchase newly-issued Holdings Units from FXCM Holdings, LLC	46,189	49,742	53,295
Estimated offering expenses to be borne by FXCM Holdings, LLC	$6,800	$6,800	$6,800
Net proceeds to FXCM Holdings, LLC	$39,389	$42,942	$46,495

	Initial Public Offering Price per Share of Class A
	Common Stock
	$13.00	$14.00	$15.00
	(Dollars in thousands, except share or unit and per share or per unit data)

Pro Forma Cash and Capitalization
Cash and cash equivalents	$176,368	179,921	183,474

Long-term debt	—	—	—
Class A common stock, par value $0.01 per share, 3,000,000,000 shares authorized, 17,319,000 shares issued and outstanding on a pro forma basis	173	173	173
Class B common stock, par value $0.01 per share, 1,000,000 shares authorized, 100 shares issued and 26 shares outstanding on a pro forma basis	—	—	—
Retained Earnings	(1,350)	(1,461)	(1,573)
Additional paid-in capital	58,364	60,206	62,271

Total stockholders’ equity attributable to FXCM Inc.	$57,187	58,918	60,872

Non-controlling-interest	180,057	182,454	185,742
Total equity	$237,244	241,372	246,614
Total capitalization	$237,244	$241,372	$246,614

Dilution
Pro forma net tangible book value per share of Class A common stock after the offering	$1.16	$1.11	$1.08
Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering	$11.84	$12.89	$13.92
Tax Receivable Agreement
Increase in deferred tax assets	$81,149	$88,696	$96,243
Payable to existing owners pursuant to tax receivable agreement	$68,976	$75,391	$81,807

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock as it will be in effect upon the consummation of this offering is a summary and is qualified in its entirety by reference to our certificate of incorporation and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Upon consummation of this offering, our authorized capital stock will consist of 3,000,000,000 shares of Class A common stock, par value $.01 per share, 1,000,000 shares of Class B common stock, par value $.01 per share, and 300,000,000 shares of preferred stock, par value $.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Class B Common Stock

Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Holdings Unit in FXCM Holdings, LLC held by such holder. Accordingly, the unitholders of FXCM Holdings, LLC collectively have a number of votes in FXCM Inc. that is equal to the aggregate number of Holdings Units that they hold.

Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of FXCM Inc.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your shares of Class A common stock over the market price of the shares of Class A common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the shares of Class A common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we intend to seek confirmation with the New York Stock Exchange that the calculation in this latter case assumes the exchange of outstanding Holdings Units not held by FXCM Inc.). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board of directors or the chief executive officer. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our certificate of incorporation provides that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our Class A common stockholders to act by consent in writing of such stockholders unless such action is recommended by all directors then in office.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have applied to have our Class A common stock approved for listing on the New York Stock Exchange under the symbol “FXCM.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE
TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to non-U.S. holders, defined below, of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with shares of Class A common stock purchased in this offering that are held as capital assets by a non-U.S. holder.

Except as modified for estate tax purposes, a “non-U.S. holder” means a beneficial owner of shares of our Class A common stock that, for United States federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	any entity or arrangement treated as a partnership for United States federal income tax purposes;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable United States Treasury regulations, rulings and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of shares of our Class A common stock that are different from those discussed below.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of shares of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the shares of Class A common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

Cash distributions on shares of our Class A common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your tax basis in our Class A common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) generally are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to such dividends that are effectively connected with its United States trade or business (and, if an income tax treaty applies, are attributable to its United States permanent establishment).

A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our Class A common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Class A Common Stock

Any gain realized by a non-U.S. holder on the disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Class A common stock.

In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its United States permanent establishment). Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States under the Code.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. You should consult your own tax advisor about the consequences that could result if we are, or become, a “United States real property holding corporation.”

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of shares of our Class A common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its United States accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. You should consult your own tax advisors regarding this legislation and any regulations that may be promulgated thereunder that may be relevant to your investment in shares of our Class A common stock.

Federal Estate Tax

Shares of our Class A common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock.

Currently, no shares of our Class A common stock are outstanding and 100 shares of our Class B common stock are outstanding, all of which are owned by FXCM Holdings, LLC. We intend to cause FXCM Holdings, LLC to distribute one share of Class B common stock to each of our existing owners prior to the purchase by FXCM Inc. of Holdings Units with the proceeds of this offering, with any shares of Class B common stock not so distributed to be retained in treasury by FXCM Holdings, LLC.

Upon completion of this offering we will have a total of 15,060,000 shares of our Class A common stock outstanding (or 17,319,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of these shares of Class A common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.

In addition, subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we will enter into with our existing owners, unitholders of FXCM Holdings, LLC may, from and after the first anniversary of the closing of this offering (subject to the terms of the exchange agreement), exchange Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, our existing owners will hold 60,240,000 Holdings Units (or 57,981,000 Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into one or more registration rights agreements with our existing owners that will require us to register under the Securities Act these shares of Class A common stock. See “— Registration Rights” and “Certain Relationships and Related Person Transactions — Registration Rights Agreement.”

In addition, 11,295,000 shares of Class A common stock may be granted under our Long Term Incentive Plan, including 7,530,000 shares issuable upon the exercise of stock options that we intend to grant to our employees and 85,890 shares issuable upon the exercise of stock options that we intend to grant to our outside directors at the time of this offering. See “Management — Long Term Incentive Plan,” “— IPO Date Stock Option Awards” and “— Director Compensation.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by our Long Term Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 11,295,000 shares of Class A common stock.

Our certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the limited liability company agreement of FXCM Holdings, LLC permits FXCM Holdings, LLC to issue an unlimited number of additional limited liability company interests of FXCM Holdings, LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Holdings Units, and which may be exchangeable for shares of our Class A common stock.

Registration Rights

We will enter into one or more registration rights agreements with our existing owners pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered in exchange for Holdings Units or shares of Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of Class A common stock) otherwise held by them. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See “Certain Relationships and Related Person Transactions — Registration Rights Agreement.”

Lock-Up Agreements

We have agreed, subject to enumerated exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

Our officers, directors and certain existing owners have agreed, subject to enumerated exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

Rule 144

In general, under Rule 144 a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of Class A common stock and the average weekly trading volume during the four calendar weeks preceding each such sale, provided that at least six months has elapsed since such shares of Class A common stock were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the six-month holding period requirement) in order to sell shares of Class A common stock which are not restricted securities (such as shares of Class A common stock acquired by affiliates either in this offering or through purchases in the open market following this offering). In addition, a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell shares of Class A common stock without regard to the foregoing limitations, provided that at least one year has elapsed since the shares of Class A common stock were acquired from us or any affiliate of ours.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2010, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of shares of Class A common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Barclays Capital Inc.
Sandler O’Neill & Partners, L.P.
UBS Securities LLC

Total	15,060,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,259,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

We have agreed, subject to enumerated exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

Our officers, directors and certain existing owners have agreed, subject to enumerated exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of Class A common stock on the New York Stock Exchange.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking services and other commercial dealings for us and our affiliates, for which they received or will receive customary fees and expenses. An affiliate of Credit Suisse Securities (USA) LLC, an affiliate of J.P. Morgan Securities LLC, an affiliate of Citigroup Global Markets Inc., an affiliate of Deutsche Bank Securities Inc. and an affiliate of UBS Securities LLC act as FX market makers that provide FX liquidity to us. In addition, an affiliate of Citigroup Global Markets Inc. has a prime brokerage relationship with us and an affiliate of Deutsche Bank Securities Inc. has a prime brokerage and white label relationship with us.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price has been determined by a negotiation among us and the representatives and will not necessarily reflect the market price of our Class A common stock following the offering. The principal factors that were considered in determining the public offering price included:

•	the information presented in this prospectus;

•	the history of and prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and current financial condition;

•	the recent market prices of, and the demand for, publicly traded Class A common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We offer no assurances that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to the offering or that an active trading market for our Class A common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

The shares are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares directly or indirectly, or distribute this prospectus or any other offering material relating to the shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented, warranted and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of Class A common stock to the public in that Relevant Member State other than any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead manager; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has severally represented, warranted and agreed as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

The shares of Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The statement of financial condition of FXCM Inc. at August 23, 2010 appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of FXCM Holdings, LLC and subsidiaries at December 31, 2009 and for the year ended December 31, 2009, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of FXCM Holdings, LLC and subsidiaries as of December 31, 2008 and for the years ended December 31, 2008 and 2007 included in this prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ODL Group Limited at December 31, 2009 and 2008 and for each of the two years in the period ended December 31, 2009 appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On June 21, 2010, we dismissed our independent registered public accounting firm, McGladrey & Pullen, LLP, and engaged the services of Ernst & Young LLP as our new independent registered public accounting firm for the fiscal year ended December 31, 2009. The board of directors of FXCM Holdings, LLC authorized the dismissal of McGladrey & Pullen and the engagement of Ernst & Young.

The reports of McGladrey & Pullen on our financial statements for the years ended December 31, 2008 and 2007 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2008 and 2007, and the subsequent period preceding the dismissal of McGladrey & Pullen on June 21, 2010, there were no disagreements with McGladrey & Pullen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey & Pullen, would have caused it to make reference thereto in its reports on the consolidated financial statements for such periods, and there occurred no “reportable events” within the meaning of Item 304(a)(1) of SEC Regulation S-K.

We have provided McGladrey & Pullen with a copy of the foregoing statements. A copy of a letter from McGladrey & Pullen to the SEC stating its agreement with these statements is attached as an exhibit to the registration statement of which this prospectus forms a part.

During the years ended December 31, 2008 and 2007 and the subsequent period preceding the dismissal of McGladrey & Pullen on June 21, 2010, neither we nor anyone on our behalf consulted with Ernst & Young regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of SEC Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our Class A common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors
FXCM Inc.

We have audited the accompanying statement of financial condition of FXCM Inc. (the “Company”) as of August 23, 2010. This statement of financial condition is the responsibility of the Company’s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FXCM Inc. at August 23, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

September 3, 2010
New York, NY

FXCM Inc.

Statement of Financial Condition
As of August 23, 2010

Assets
Cash	$1
Commitments and Contingencies
Stockholder’s Equity
Class A Common Stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	$—
Class B Common Stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	$1

Total Stockholder’s Equity	$1

Notes to Statement of Financial Condition

1.	ORGANIZATION

FXCM Inc. (the “Corporation”) was incorporated as a Delaware corporation on August 10, 2010. Pursuant to a reorganization into a holding corporation structure, the Corporation will become a holding corporation and its sole assets are expected to be an equity interest in FXCM Holdings, LLC. The Corporation will be the managing member of FXCM Holdings, LLC and will operate and control all of the businesses and affairs of FXCM Holdings, LLC and, through FXCM Holdings, LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities in this entity.

3.	STOCKHOLDER’S EQUITY

The Corporation is authorized to issue 1,000 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), and 1,000 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”). Under the Corporation’s certificate of incorporation in effect as of August 23, 2010, all shares of Class A common stock and Class B common stock are identical. The Company has issued 100 shares of Class B common stock in exchange for $1.00, all of which were held by FXCM Holdings, LLC at August 23, 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors
FXCM Holdings, LLC and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of FXCM Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FXCM Holdings, LLC and subsidiaries at December 31, 2009, and the consolidated results of their operations and their cash flows for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

September 3, 2010
New York, NY

Report of Independent Registered Public Accounting Firm

To the Managing Members
FXCM Holdings, LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of FXCM Holdings, LLC and Subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FXCM Holdings, LLC and Subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

/s/  McGladrey & Pullen, LLP

New York, New York
June 24, 2010, except for Note 14,
as to which the date is September 3, 2010

FXCM Holdings, LLC and Subsidiaries

Consolidated Statements of Financial Condition
As of December 31, 2009 and 2008

	December 31,	December 31,
	2009	2008
	(Amounts in thousands)

Assets
Current assets
Cash and cash equivalents	$139,858	$179,967
Cash and cash equivalents, held for customers	353,825	253,391
Due from brokers	1,581	2,361
Accounts receivable	2,892	469

Total current assets	498,156	436,188
Deferred tax asset	480	720
Office, communication and computer equipment, net	10,121	8,021
Intangible assets, net	1,823	1,340
Other assets	7,356	4,775

Total assets	$517,936	$451,044

Liabilities and Equity
Current liabilities
Customer account liabilities	$353,825	$253,391
Accounts payable and accrued expenses	20,559	22,308
Note payable	—	10,730
Due to member	—	2,970
Due to brokers	764	3,191
Deferred revenue	6,000	6,000

Total current liabilities	381,148	298,590
Deferred revenue	6,000	12,000

Total liabilities	387,148	310,590

Commitments and Contingencies
Equity
Members’ capital	130,335	140,453
Accumulated other comprehensive income	453	1

Total equity	130,788	140,454

Total liabilities and equity	$517,936	$451,044

See accompanying notes to the consolidated financial statements.

FXCM Holdings, LLC and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income
For the Years Ended December 31, 2009, 2008 and 2007

	For the Years Ended December 31,
	2009	2008	2007
	(Amounts in thousands)

Revenues
Retail trading revenue	$291,668	$281,385	$144,935
Institutional trading revenue	21,107	18,439	11,695
Interest income	1,289	9,085	16,357
Other income	8,666	13,731	11,535

Total revenues	322,730	322,640	184,522
Expenses
Referring broker fees	76,628	64,567	33,211
Compensation and benefits	62,588	54,578	53,575
Advertising and marketing	29,355	24,629	27,846
Communication and technology	24,026	21,311	17,836
General and administrative	26,453	20,247	17,037
Depreciation and amortization	6,542	6,095	7,364
Interest expense	125	2,168	1,374

Total expenses	225,717	193,595	158,243

Income before income taxes	97,013	129,045	26,279
Income tax provision	10,053	8,872	3,120

Net income	86,960	120,173	23,159
Other comprehensive income
Foreign currency translation gain	452	1	—

Total comprehensive income	$87,412	$120,174	$23,159

See accompanying notes to the consolidated financial statements.

FXCM Holdings, LLC and Subsidiaries

Consolidated Statement of Changes in Equity
For the Years Ended December 31, 2009, 2008 and 2007

		Accumulated
	Total	Other
	Members’	Comprehensive	Total
	Capital	Income	Equity
	(Amounts in thousands)

Balance, January 1, 2007	$83,121	$—	$83,121
Net income	23,159	—	23,159
Distributions	(10,000)	—	(10,000)

Balance, December 31, 2007	$96,280	$—	$96,280

Net income	$120,173	—	$120,173
Other comprehensive income, net of tax
Foreign currency translation gain	—	1	1
Distributions	(76,000)	—	(76,000)

Balance, December 31, 2008	$140,453	$1	$140,454

Net income	$86,960	—	$86,960
Other comprehensive income, net of tax
Foreign currency translation gain	—	452	452
Distributions	(97,078)	—	(97,078)

Balance, December 31, 2009	$130,335	$453	$130,788

See accompanying notes to the consolidated financial statements.

FXCM Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

	For the Years Ended December 31,
	2009	2008	2007
	(Amounts in thousands)

Cash Flows From Operating Activities
Net income	$86,960	$120,173	$23,159
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,542	6,095	7,364
Gain (Loss) on disposal of office, communication and computer equipment	(20)	88	—
Deferred tax expense (benefit)	240	(720)	400
Deferred revenue	(6,000)	(6,000)	24,000
Loss from other investment	224	—	—
Changes in operating assets and liabilities
Cash and cash equivalents, held for customers	(102,610)	63,613	(64,012)
Due from brokers	780	1,280	(3,220)
Accounts receivable	(2,423)	837	(1,054)
Other assets	(805)	(635)	(1,218)
Customer account liabilities	100,434	(62,049)	62,183
Accounts payable and accrued expenses	(1,749)	11,421	(2,721)
Due to brokers	(2,427)	(10,222)	12,005

Net cash provided by operating activities	79,146	123,881	56,886
Cash Flows From Investing Activities
Cash received on sale of investments	—	—	12,098
Cash paid for investment	(2,000)	(2,000)	—
Purchases of intangible assets	(1,249)	(1,190)	(150)
Proceeds from sale of office and computer equipment	154	54	—
Purchases of office, communication and computer equipment	(8,010)	(5,968)	(5,336)

Net cash (used in) provided by investing activities	(11,105)	(9,104)	6,612
Cash Flows From Financing Activities
Principal payments under capital lease	—	(300)	(1,189)
Payment on advances to members	—	410	30
Payment of note payable	(10,730)	—	—
Members’ distributions	(100,048)	(65,155)	—

Net cash used in financing activities	(110,778)	(65,045)	(1,159)
Effect of foreign currency exchange rate changes on cash and cash equivalents	2,628	(1,564)	1,829

Net (decrease) increase in cash and cash equivalents	(40,109)	48,168	64,168
Cash and Cash Equivalents
Beginning of Year	179,967	131,799	67,631

End of Year	$139,858	$179,967	$131,799

Supplemental Disclosure
Cash paid for taxes	$10,994	$3,494	$2,089
Cash paid for interest	$1,926	$—	$—

See accompanying notes to the consolidated financial statements.

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies and Estimates

Nature of Business

FXCM Holdings, LLC (herein “Holdings” or the (“Company”)), a Delaware limited liability company formed in 2005, commenced operations in January 2007 for the purpose of consolidating the ownership of a group of companies which shared common ownership. During 2007, Holdings was formed to be the parent company to Forex Capital Markets, LLC (herein “US”), FXCM Canada, Ltd. (herein “Canada”), and Forex Trading, LLC (herein “FXT”). FXT’s wholly owned subsidiaries include FXCM Asia Limited (herein “HK”), Forex Capital Markets Limited (herein “UK”), FXCM Australia, Ltd. (herein “Australia”), and FXCM DMCC (herein “Dubai”). Holdings and its consolidated subsidiaries are referred to herein as the “Company”.

US and FXT are organized under the laws of the state of Delaware as limited liability companies. US is registered as a futures commission merchant with the Commodity Futures Trading Commission (herein the “CFTC”) and the National Futures Association (herein the “NFA”). UK is organized in the United Kingdom and is regulated by the Financial Services Authority (herein the “FSA”). Canada is a Nova Scotia limited liability company and is registered as an exchange contracts dealer with the British Columbia Securities Commission (herein the “BCSC”). Canada ceased operations in October 2009 and is in the process of deregistering with the BCSC with the ultimate objective of dissolution. HK is organized in Hong Kong and is regulated by the Securities and Futures Commission (herein the “SFC”). Australia is organized in New Zealand and regulated by the Australia Securities & Investments Commission (herein the “ASIC”). Dubai is organized in Dubai and is registered with the Dubai Gold & Commodities Exchange.

The Company is an online provider of foreign exchange (“FX”) trading and related services to domestic and international retail and institutional customers and offers customers access to global over-the-counter FX markets. In a FX trade, a participant buys one currency and simultaneously sells another, a combination known as a “currency pair”. The Company’s proprietary trading platform presents its FX customers with the best price quotations on several currency pairs from various global banks, financial institutions and market makers, or FX market makers. The Company’s primary source of revenue is earned by adding a markup to the price provided by FX market makers and generates its trading revenue based on the volume of transactions. The Company utilizes what is referred to as an agency execution or agency model. Under the agency model, when a customer executes a trade on the best price quotation presented by the FX market maker, the Company acts as a credit intermediary, or a riskless principal, simultaneously entering into a trade with the customer and the FX market maker. This agency model has the effect of automatically hedging the Company’s positions and eliminating market risk exposure. The systematic hedge gains and losses are included in retail trading revenue in the consolidated statements of operations and comprehensive income. The Company also offers FX trading services to banks, hedge funds and other institutional customers, also on an agency model basis, through its FXCM Pro division. This service allows customers to obtain optimal prices offered by external banks. The counterparties to these trades are external financial institutions that hold customer account balances and settle the transactions. The Company receives commissions for these services without incurring credit or market risk. Additionally, the Company is engaged in various ancillary FX related services which include use of our platform, technical expertise, trading facilities and software.

A summary of the Company’s significant accounting policies and estimates is as follows:

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. The consolidated financial statements include the accounts of Holdings, US, Canada, and FXT and its wholly owned subsidiaries. The Company consolidates those entities in which it is the primary beneficiary of a

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

variable-interest entity, or VIE and entities where it has a controlling financial interest. The Company was not the primary beneficiary of any VIE for any of the three years in the period ended December 31, 2009. When the Company is not the primary beneficiary of a VIE or does not have a controlling interest in an entity but exercises significant influence over the entity’s operating and financial policies, such investment is accounted for under the equity method of accounting. The Company recognizes its share of earnings or losses of an equity method investee based on its ownership percentage. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amount of revenue and expenses during the year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks and highly liquid instruments with original maturities of less than 90 days at the time of purchase. At times, these balances may exceed federally insured limits. This potentially subjects the Company to concentration risk. The Company has not experienced losses in such accounts.

Cash and Cash Equivalents, held for customers

Cash and cash equivalents, held for customers represents cash held to fund customer liabilities in connection with foreign currency transactions. The balance arises primarily from cash deposited by customers, customer margin balances, and cash held by FX market makers related to hedging activities. The Company records a corresponding liability in connection with this amount that is included in customer account liabilities in the consolidated statements of financial condition (see Note 2). A portion of the balance is not available for general use due to legal restrictions in accordance with the FSA, the SFC and the ASIC regulations. These legally restricted balances were $255.0 million and $64.5 million as of December 31, 2009 and 2008, respectively.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. These two inputs create the following fair value hierarchy:

Level I:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level II:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level III:  Unobservable inputs for assets or liabilities.

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

As of December 31, 2009 and 2008, substantially all of the Company’s financial instruments were carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Assets, including, due from brokers and others, are carried at cost or contracted amounts, which approximates fair value. Similarly, liabilities, including customer account liabilities, due to brokers and payables to others are carried at fair value or contracted amounts, which approximates fair value.

The Company did not have any Level II and III financial assets or liabilities as of December 31, 2009 and 2008. Cash and cash equivalents and cash and cash equivalents, held for customers are deemed to be Level I financial assets.

Due from/to Brokers

Due from/to Brokers represents the amount of the unsettled spot currency trades that the Company has open with its financial institutions. The Company has master netting agreements with its respective counterparties under which its due to/from brokers are presented on a net-by-counterparty basis in accordance with U.S. GAAP.

Office, Communication and Computer Equipment

Office, communication and computer equipment consist of purchased technology hardware and software, internally developed software, leasehold improvements, furniture and fixtures, computer equipment and communication equipment. Office, communication and computer equipment are recorded at historical cost, net of accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Certain costs of software developed or obtained for internal use are capitalized. Depreciation is computed using the straight-line method. The Company depreciates these assets using the following useful lives:

Computer equipment	3 to 5 years
Software	2 to 5 years
Leasehold improvements	Lesser of the estimated economic useful life or the term of the lease
Furniture and fixtures	3 to 5 years
Communication equipment	3 to 5 years

Valuation of Other Long-Lived Assets

The Company also assesses potential impairments of its other long-lived assets, including office, communication and computer equipment, when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. There was no impairment of other long-lived assets in the years ended December 31, 2009, 2008 and 2007.

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

Intangible Assets

Intangible assets, net, primarily include customer relationships that the Company purchased from competitor companies and a license to operate as a provider of FX trading in Australia. The license was obtained through the acquisition in 2008 of Australia, a registered exchange contract dealer.

The customer relationships are finite-lived intangibles and are amortized on a straight-line basis over their estimated average useful life of 2 years. The useful life is based on the period the customer relationships are expected to contribute to future cash flows as determined by the Company’s historical experience. For these finite-lived intangible assets subject to amortization, impairment is considered upon certain “triggering events” and is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. There was no impairment of finite-lived intangible assets in the years ended December 31, 2009, 2008 and 2007.

The FX trading license is an indefinite-lived asset that is not amortized but tested for impairment. The Company’s policy is to test for impairment at least annually, or in interim periods if certain events occur indicating that the fair value of the asset may be less than its carrying amount. An impairment test on this indefinite-lived asset is performed during the fourth quarter of the Company’s fiscal year using the October 1st carrying value. Impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. There was no impairment of indefinite-lived intangible assets in the years ended December 31, 2009 and 2008.

Equity Method Investment

Investments where the Company is deemed to exercise significant influence (generally defined as owning a voting interest of 20% to 50%), but no control, are accounted for using the equity method of accounting. The Company records its pro-rata share of earnings or losses each period and record any dividends as a reduction in the investment balance. These earnings or losses are included in other income in the consolidated statements of operations and comprehensive income. The carrying amount of equity method investments was $3.8 million and $2.0 million as of December 31, 2009 and 2008, respectively and is reflected in other assets in the consolidated statements of financial condition.

Accounts Receivable

As of December 31 2009 and 2008, accounts receivable consisted primarily of taxes receivable, fees receivable from the Company’s white label service to third parties, described in “Retail Trading Revenue” below, and other receivables.

Other Assets

Other assets include equity method investments (see Note 3), prepaid expenses, deposits for rent security and employee advances.

Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses include operating expenses payable, interest on note payable, taxes payable and commissions payable (see Note 7). Commissions payable represents balances owed to referring brokers for trades transacted by customers that were introduced to the Company by such brokers.

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

Foreign Currency

Foreign denominated assets and liabilities are remeasured into the functional currency at exchange rates in effect at the statement of financial condition date through the statement of operations and comprehensive income. Gains or losses resulting from foreign currency transactions are remeasured using the rates on the dates on which those elements are recognized during the period, and are included in retail trading revenue in the consolidated statements of operations and comprehensive income. The Company recorded a gain of $5.8 million, a loss of $4.8 million, and a gain of $2.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Translation gains or losses resulting from translating the Company’s subsidiaries’ financial statements from the local functional currency to the reporting currency, net of tax, are included in other comprehensive income. Assets and liabilities are generally translated at the balance sheet date while revenues and expenses are generally translated at an applicable average rate.

Revenue Recognition

The Company makes foreign currency markets for customers trading in foreign exchange spot markets. Transactions are recorded on the trade date and positions are marked to market daily with related gains and losses, including gains and losses on open spot transactions, recognized currently in income.

Retail Trading Revenue

Retail trading revenue is earned by adding a markup to the price provided by FX market makers generating trading revenue based on the volume of transactions and is recorded on trade date. The retail trading revenue is earned utilizing an agency model. Under the agency model, when a customer executes a trade on the best price quotation presented by the FX market maker, the Company acts as a credit intermediary, or a riskless principal, simultaneously entering into a trade with the customer and the FX market maker. This agency model has the effect of automatically hedging the Company’s positions and eliminating market risk exposure. Retail trading revenues principally represent the difference of the Company’s realized and unrealized foreign currency trading gains or losses on its positions with customers and the systematic hedge gains and losses from the trades entered into with the FX market makers. Retail trading revenue also includes fees earned from arrangements with other financial institutions to provide platform, back office and other trade execution services. This service is generally referred to as a white label arrangement. The Company earns a percentage of the markup charged by the financial institutions to their customers. Fees from this service are recorded when earned on a trade date basis. Additionally, the Company earns income from trading in contracts for difference (“CFDs”), payments for order flow and rollovers. The Company’s policy is to hedge its CFD positions with other financial institutions based on internal guidelines. Income or loss on CFDs represents the difference between the Company’s realized and unrealized trading gains or losses on its positions and the hedge gains or losses with the other financial institutions. Income or loss on CFDs is recorded on a trade date basis. Income or loss on rollovers is the interest differential customers earn or pay on overnight currency pair positions held and the markup that the Company receives on interest paid or received on currency pair positions held overnight. Income or loss on rollovers is recorded on a trade date basis. The Company recognizes payments for order flow as earned.

Institutional Trading Revenue

Institutional trading revenue relates to commission income generated by facilitating spot foreign currency trades on behalf of institutional customers through the services provided by the FXCM Pro division. FXCM Pro allows these customers to obtain the best execution price from external banks and routes the trades to outside

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

financial institutions for settlement. The counterparties to these trades are external financial institutions that also hold customer account balances. The Company receives commission income for customers’ use of FXCM Pro without taking any market or credit risk. Institutional trading revenue is recorded on a trade date basis.

Other Income

In January 2007, the Company entered into an agreement to provide trade execution services to a related party, GCI Capital Co. Ltd. As consideration for the services, the Company received an upfront non refundable payment of $30.0 million in addition to ongoing monthly fees that amounted to $1.0 million, $3.0 million and $3.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Ongoing monthly fees were historically based on a fixed monthly amount and were changed to a variable per trade fee in June 2009. Ongoing fees were recognized when earned. The upfront fee is being recognized on a straight line basis over the estimated period of performance of 5 years.

Additionally, in January 2008, the Company received $2.0 million in proceeds from the sale to a third party of certain Refco receivables as approved by the U.S. Bankruptcy Court that were previously written off as a bad debt (see Note 8).

Referring Broker Fees

Referring broker fees represent commissions paid to brokers for introducing trading customers to the Company. Commissions are determined based on the number and size of transactions executed by the customers and are recorded on a trade date basis.

Compensation and Benefits

Compensation and benefits expense represents employee and member salaries and benefit expense. Such amounts have been included in employee compensation and benefits in the consolidated statements of operations and comprehensive income.

Advertising and Marketing

Advertising and marketing costs are charged to operations when incurred. The Company continues to expend significant advertising and promotion costs related to various initiatives in media advertising on a domestic and international basis.

General and Administrative Expenses

General and administrative expenses include bank processing and regulatory fees, professional and consulting fees, occupancy and equipment expense and other administrative costs. Bank processing fees are costs associated with the processing of credit card transactions and prime brokerage fees charged by clearing banks. Regulatory fees are volume-based costs charged by certain regulatory authorities.

Income Taxes

Holdings, US and FXT are limited liability companies and, as such, are not subject to federal or state tax. The Company is subject to New York City unincorporated business tax, which has been included in the determination of net income. The Company files federal and state income tax returns on a consolidated basis.

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

UK, HK, Canada and Australia are subject to tax provisions according to the respective local laws and regulations of the countries in which they operate.

In accordance with the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 740, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. ASC Topic 740 also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities.

The Company does not have any uncertain tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. For the year ended December 31, 2009, management has determined that there were no material uncertain income tax positions.

The Company is no longer subject to tax examinations by taxing authorities for tax years before 2006 and presently has no open examinations for tax years before 2009.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2009.

Allocation and Distribution of Earnings

The allocation of earnings to the members is determined in accordance with the sharing ratios as defined in the Limited Liability Company Agreement of Holdings (the “LLC Agreement”). Distributions to members are made according to the LLC Agreement.

Recently Adopted Accounting Pronouncements

Accounting Standards Codification (“ASC” or “the Codification”) In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance establishing the ASC and revising the hierarchy of generally accepted accounting principles. The ASC is the single source of authoritative nongovernmental U.S. GAAP. The provisions in this guidance do not change current U.S. GAAP, but are intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents were superseded and all other accounting literature that is not included in the FASB Codification is considered non-authoritative. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the guidance effective with the issuance of its December 31, 2009 consolidated financial statements. As the guidance is limited to disclosure in the financial statements and the manner in which the Company refers to U.S. GAAP authoritative literature, there was no material impact on the Company’s consolidated financial statements.

Uncertainty in Income Taxes In July 2006, the FASB issued guidance clarifying the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. The guidance also provides guidance on

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. In December 2008, the FASB provided for a deferral of the effective date of the interpretation for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company adopted the guidance on January 1, 2009. The adoption of the interpretation did not have a material impact on the consolidated financial statements.

In September 2009, the FASB updated its uncertainty in income taxes guidance. The updated guidance considers an entity’s assertion that it is a tax-exempt not-for-profit or a pass-through-entity as a tax position that requires evaluation. The revised guidance is effective for periods ending after September 15, 2009. The adoption of the revised guidance did not have a material impact on the Company’s consolidated financial statements.

Fair Value Measurements In April 2009, the FASB issued guidance for determining fair value for an asset or liability if there has been a significant decrease in the volume and level of activity in relation to normal market activity. In that circumstance, transactions or quoted prices may not be determinative of fair value. Significant adjustments may be necessary to quoted prices or alternative valuation techniques may be required in order to determine the fair value of the asset or liability under current market conditions. The guidance is effective for financial statements issued for interim or annual periods ending after June 15, 2009. The Company adopted the guidance upon its issuance in April 2009 and it did not have a material impact on the Company’s consolidated financial statements.

Subsequent Events In May 2009 and February 2010, the FASB issued guidance on subsequent events. The guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SEC filers must continue to evaluate subsequent events through the date the financial statements are issued but are not required to disclose the date through which an entity has evaluated subsequent events. The guidance is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted the guidance upon its issuance in June 2009. See Note 15, “Subsequent Events,” for further discussion of the subsequent events that occurred after December 31, 2009.

Business Combinations Effective January 1, 2009, the Company adopted accounting guidance issued by the FASB which established principles and requirements for the acquirer in a business combination, including the recognition and measurement of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity as of the acquisition date; the recognition and measurement of the goodwill acquired in the business combination or gain from a bargain purchase as of the acquisition date; and additional disclosures related to the nature and financial effects of the business combination. Under this guidance, nearly all acquired assets and liabilities assumed are recorded at fair value at the acquisition date. Other significant changes include recognizing transaction costs and most restructuring costs as expenses when incurred. These accounting requirements are applied on a prospective basis for all transactions completed after the effective date. As disclosed in Note 15, “Subsequent events,” in May 2010 the Company signed a purchase agreement to acquire ODL Group Limited (“ODL”), a broker of retail FX, CFDs, spread betting and retail equity options headquartered in the United Kingdom. The closing of the acquisition is expected to occur in September 2010. The Company will apply the new business combination guidance upon the closing of the acquisition.

Recently Issued Accounting Pronouncements

Variable Interest Entities In June 2009, the FASB issued accounting guidance, effective for the Company on January 1, 2010, related to variable interest entities. This guidance replaces a quantitative-based risks and

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

rewards calculation for determining which entity, if any, has both (a) a controlling financial interest in a variable interest entity with an approach focused on identifying which entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance requires reconsideration of whether an entity is a variable interest entity when any changes in facts or circumstances occur such that the holders of the equity investment at risk, as a group, lose the power to direct the activities of the entity that most significantly impact the entity’s economic performance. It also requires ongoing assessments of whether a variable interest holder is the primary beneficiary of a variable interest entity. The Company does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

Fair Value Measurements Disclosures In January 2010, the FASB issued amended disclosure guidance relating fair value measurements. The amended guidance requires new disclosures as follows:

•	Amounts related to transfers in and out of Levels I and II shall be disclosed separately and the reasons for the transfers shall be described.

•	In the reconciliation for fair value measurements using significant unobservable inputs (Level III), a reporting entity should present separately information about purchases, sales, issuances, and settlements on a gross basis.

The guidance also provides amendments that clarify existing disclosures related to the following:

•	Reporting fair value measurement disclosures for each class of assets and liabilities.

•	Providing disclosure surrounding the valuation techniques and inputs used to measure fair value for both Level II and Level III fair value measurements.

This disclosure guidance was effective for the Company beginning on January 1, 2010, except for the disclosure requirements surrounding the reconciliation of Level III fair value measurements, which will be effective for the Company on January 1, 2011. The Company does not expect the adoption of this guidance to have a material impact on its fair value measurements disclosures.

Note 2.	Customer Account Liabilities

Customer account liabilities represent balances held by the Company and margin balances arising in connection with foreign currency transactions, including unrealized gains and losses on open foreign exchange commitments. Customer account liabilities were $353.8 million and $253.4 million as of December 31, 2009 and 2008, respectively.

Note 3.	Equity Method Investment

As of December 31, 2009, the Company had $3.8 million of equity interest in equity method investments, which consisted primarily of a 26% equity interest in a developer of FX trading software. Equity method investments are included in other assets in the consolidated statement of financial condition as of December 31, 2009 and 2008. Equity method investments are included in corporate for purposes of segment reporting (see Note 14). The Company owned a 15% interest in the FX trading software developer in 2008 which was accounted for under the cost method of accounting and increased its ownership interest in 2009 by investing an additional $2 million.

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 3.	Equity Method Investment — (Continued)

Income recognized from equity method investments was not material for the years ended December 31, 2009 and 2008 and is included in other income, in the consolidated statements of operations and comprehensive income.

There were no dividend distributions received from the FX trading software developer during 2009 and 2008.

Note 4.	Office, Communication and Computer Equipment

Office, communication and computer equipment, including leasehold improvements, licensing and capitalized software development costs, consisted of the following as of December 31, 2009 and 2008, with amounts in thousands:

	December 31,	December 31,
	2009	2008

Computer equipment	$25,096	$25,985
Software	4,057	715
Leasehold improvements	1,684	1,661
Furniture and fixtures	1,491	1,323
Communication equipment	785	688

	33,113	30,372
Less: Accumulated depreciation	(22,992)	(22,351)

Office, communication and computer equipment, net	$10,121	$8,021

Depreciation is computed on a straight-line basis (see Note 1). Depreciation expense was $5.7 million, $6.1 million, and $7.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company disposed of $5.3 million of fully depreciated assets as of December 31, 2009.

Note 5.	Intangible Assets

The Company’s acquired intangible assets consisted of the following as of December 31, 2009 and 2008, with amounts in thousands:

	December 31, 2009			December 31, 2008
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Finite-Lived Intangible Assets
Customer relationships	$1,839	$(766)	$1,073	$590	$—	$590
Indefinite-Lived Intangible Assets
License	600	—	600	600	—	600
Exchange membership seat	150	—	150	150	—	150

	$2,589	$(766)	$1,823	$1,340	$—	$1,340

Finite-lived assets are amortized on a straight-line basis over two years. Indefinite-lived assets are not amortized (see Note 1). Amortization expense was $0.8 million for the year ended December 31, 2009. There was no amortization expense for the year ended December 31, 2008 as the customer relationships were

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 5.	Intangible Assets — (Continued)

purchased in December of that year. Estimated future amortization expense for acquired intangible assets outstanding as of December 31, 2009 is as follows, with amounts in thousands:

Estimated
Amortization
Year Ending December 31,	Expense

2010	$920
2011	153
Thereafter	—

$1,073

Note 6.	Other Assets

Other assets were comprised of the following as of December 31, 2009 and 2008, with amounts in thousands:

	December 31,	December 31,
	2009	2008

Equity method investments	$3,777	$2,000
Prepaid expenses	2,098	1,404
Deposits	731	515
Employee advances	440	377
Other	310	479

	$7,356	$4,775

As of December 31, 2009, the Company had loan advances in connection with an investment in a third party in the amount of $2.0 million. This amount was fully provided for and the loss is included in general and administrative in the consolidated statements of operations and comprehensive income.

Note 7.	Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses were comprised of the following as of December 31, 2009 and 2008, with amounts in thousands:

	December 31,	December 31,
	2009	2008

Operating expenses payable	$7,261	$7,873
Commissions payable	6,247	5,555
Income taxes payable	7,051	6,956
Interest payable	—	1,924

	$20,559	$22,308

Note 8.	Related Party Transactions

In October 2005, Refco, Inc. and certain of its subsidiaries, including Refco Group (collectively, “Refco”), an equity owner of 35% of the Company at that time, commenced voluntary bankruptcy proceedings. The

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 8.	Related Party Transactions — (Continued)

Chapter 11 plan was confirmed by the U.S. Bankruptcy Court in New York on December 15, 2006. As part of the liquidation, Refco’s management contracted to sell its 35% equity interest in the Company to a group of investors in October 2007. The transaction closed on January 17, 2008.

In March 2007, the Company entered into a promissory note with one of its members in consideration of $10.7 million. The note originally matured on March 5, 2012, with an interest rate of 10% compounded annually. During 2008, the note was amended with a new maturity date of December 31, 2008, with an interest rate of 15.5% compounded monthly. The note was satisfied in January 2009. During 2008 and 2007, the interest expense on the promissory note was $1.9 million, and $1.1 million, respectively, and is reflected as interest expense in the consolidated statement of operations and comprehensive income. The interest payable at December 31, 2008 was $1.9 million and is included in accounts payable and accrued expenses in the consolidated statement of financial condition.

The Company has advanced funds to several employees. As of December 31, 2009 and 2008, the outstanding balance was $0.4 million and $0.4 million, respectively, and is included in other assets in the consolidated statements of financial condition.

Customer account liabilities include balances for both employees and managing members. As of December 31, 2009, and 2008, members’ account liabilities totaled $2.7 million and $2.2 million, respectively, and are included in the consolidated statements of financial condition as customer account liabilities.

Pursuant to an agreement dated August 26, 2010, a former employee of the Company is, upon a change of control (“CIC”) of the Company, entitled to a payment of (i) 1.00% of the implied value placed upon 100% of the Company in the event of the CIC, excluding any amount of capital invested as part of the CIC, any expenses related to the execution of the CIC and any undistributed capital invested in the Company prior to the CIC or (ii) if an initial public offering (“IPO”) of the Company has occurred prior to the CIC, 0.75% of the implied value placed upon 100% of the Company in the event of such IPO, excluding the amount of capital raised in the IPO, any expenses related to the execution of the IPO and any undistributed capital invested in the Company prior to the IPO. Pursuant to ASC 718 Compensation Arrangements, any expense relating to this arrangement should be accrued when probable and the Company has not accrued any expense relating to this arrangement to date.

UK is party to an arrangement with Global Finance Company (Cayman) Limited, (“Global Finance”), and Master Capital Group, S.A.L. (“Master Capital”). A director of the Company beneficially owns more than 90% of the equity, of Global Finance and Master Capital. Pursuant to such arrangement, Global Finance and Master Capital are permitted to use the brand name “FXCM” and our technology platform to act as our local presence in certain countries in the Middle East and North Africa (“MENA”). UK collects and remits to Global Finance and Master Capital fees and commissions charged by Global Finance and Master Capital to customers in MENA countries. For the years ended December 31, 2009 and 2008, these fees and commissions were approximately $0.3 million and nil, respectively. The Company expects to enter into a definitive agreement in the near future.

Note 9.	Employee Benefit Plan

The Company maintains a defined contribution employee profit-sharing and savings 401(k) plan for all eligible full time employees. The Company was not required to and made no contributions to the plan for the years ended December 31, 2009, 2008 and 2007.

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 10.	Net Capital Requirements

US is subject to the National Futures Association’s net capital requirements for forex dealing members. Since the agency model (see Note 1) is not used for all customer transactions, US is required to maintain “adjusted net capital” equal to or in excess of $20 million plus 5% of all liabilities owed to customers exceeding $10 million. Adjusted net capital and the level of notional values under these transactions change from day to day.

HK is a licensed leveraged foreign exchange trading company with the SFC. HK is subject to required minimum liquid capital financial requirements.

UK is a registered securities and futures firm with the FSA. UK is subject to minimum capital requirements.

Canada is a registered exchange contract dealer with the BCSC. Canada is subject to BCSC minimum financial requirements or “risk adjusted capital”.

Australia is a registered exchange contract dealer with the ASIC. Australia is subject to ASIC minimum financial requirements or “adjusted surplus liquid funds”.

The minimum capital requirements of the above entities may effectively restrict the payment of cash distributions to members.

The tables below present the capital, as defined by the respective regulatory authority, the minimum capital requirement and the excess capital for US, HK, UK, Canada and Australia as of December 31, 2009 and 2008, with amounts in millions:

	December 31, 2009
	US	HK	UK	Canada	Australia

Capital	$64.4	$16.9	$29.5	$2.4	$1.2
Minimum capital requirement	25.0	3.3	4.9	0.6	0.1

Excess capital	$39.4	$13.6	$24.6	$1.8	$1.1

	December 31, 2008
	US	HK	UK	Canada	Australia

Capital	$113.6	$25.9	$10.6	$2.0	$—
Minimum capital requirement	10.0	2.0	1.0	0.5	—

Excess capital	$103.6	$23.9	$9.6	$1.5	$—

Note 11.	Commitments and Contingencies

Operating Lease Commitments

The Company leases office space and equipment under operating leases. Some of the lease agreements contain renewal options with varying terms and conditions. The lease for the office facilities is subject to escalation factors primarily related to property taxes and building operating expenses. Future minimum lease

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 11.	Commitments and Contingencies — (Continued)

payments under noncancelable operating leases with terms in excess of one year are as follows as of December 31, 2009, with amounts in thousands:

As of
Year Ending December 31,	December 31, 2009

2010	$2,428
2011	1,392
2012	683
2013	452
Thereafter	—

$4,955

The aggregate rental expense for operating leases charged to operations, included in general and administrative expense in the consolidated statements of operations and comprehensive income, for the years ended December 31, 2009, 2008 and 2007, was $2.9 million, $2.4 million and $2.5 million, respectively. These amounts are net of sublease income of $0.6 million, $0.4 million and nil for the years ended December 31, 2009, 2008 and 2007, respectively. The future minimum lease payments for the year ended December 31, 2010 of $2.4 million is net of sublease income of $0.4 million.

Litigation

In February 2004, the CFTC filed a claim against the Company alleging that it violated certain provisions of the Commodity Exchange Act (the “CEA”) in the case of Gibraltar Monetary Corporation, Inc. (“Gibraltar”) and its employee. The trial in this matter ended in September 2005. On May 30, 2006, the court found the Company not liable as a principal for Gibraltar’s misrepresentations, misleading statements or deceptive omissions, and dismissed the case. The matter was appealed by the CFTC to the U.S. Circuit Court of Appeals for the Eleventh Circuit. On July 21, 2009, the Eleventh Circuit affirmed the District Court’s decision that Gibraltar was not acting as the Company’s agent when it committed violations of the CEA. The order became final on September 15, 2009.

The Company has been named in various arbitration cases brought by customers seeking damages for trading losses. Management has investigated these matters and feels that such cases are without merit and is defending them vigorously. However, the arbitrations are presently in the discovery stage and no judgment can be made regarding the ultimate outcome of the arbitrators’ decisions.

In September 2008, Lehman Brothers Holdings Inc. (“Lehman”), an equity owner of 9.9% of the Company, commenced voluntary bankruptcy proceedings (Case No. 08-13555). The ultimate disposition of Lehman’s equity interest in the Company is under review by the U.S. Bankruptcy Court.

It is the opinion of management of the Company that the ultimate outcomes of the matters referenced above are unlikely to have a material adverse effect on the business, financial condition or operating results of the Company. The Company’s consolidated financial statements do not include any accrual for litigation contingency, as such amounts cannot be reasonably estimated or expected to have a material impact.

Guarantees

At the inception of guarantees, if any, the Company will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. The Company did not have any such guarantees in place as of December 31, 2009 and 2008.

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 12.	Income Taxes

Holdings is treated as a partnership for U.S. federal and certain state income tax purposes. Therefore, under U.S. tax regulations, the partnership itself is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes. Accordingly, federal, state or local income taxes have not been provided for in the accompanying financial statements with the exception of New York City unincorporated business taxes (“UBT”) and foreign corporation taxes. Holdings is subject to New York City UBT tax at a rate of 4%, HK is subject to Hong Kong profits tax at a rate of 16.5%, UK income is subject to UK corporate tax at a statutory rate of 28%, Australia is subject to Australia tax at 30% and Canada is subject to Canadian corporation tax at a rate of 31%. Each partner in the partnership is responsible for reporting its allocable share of the partnership’s income, gain, losses, deductions and credits on its tax return. Holdings, US and FXT operate as limited liability companies in the United States and, as such, are not subject U.S. federal or state income tax and are not required to file separate returns as their results are filed with Holdings.

The components of the provision for income taxes consisted of the following amounts for the years ended December 31, 2009, 2008 and 2007, with amounts in thousands:

	Year Ended December 31,
	2009	2008	2007

New York City unincorporated business tax	$1,080	$5,105	$532
UK corporation tax	7,159	2,026	1,682
Hong Kong profits tax	1,074	1,465	833
Australian profits tax	695	—	—
Canadian corporation tax	45	276	73

	$10,053	$8,872	$3,120

The deferred tax asset is comprised of the cumulative effects of temporary differences arising from the book and tax treatment of income related to the agreement to provide trade execution services. For book purposes, the $30 million upfront payment (Note 1) is being amortized over five years with $6 million in income recognized in 2009, 2008 and 2007. However, for tax purposes, the entire balance has been recognized, resulting in a temporary difference of $12 million, $18 million and $24 million in 2009, 2008 and 2007, respectively. Deferred tax asset was $0.5 million and $0.7 million as of December 31, 2009 and 2008, respectively. The Company did not record a valuation allowance as of December 31, 2009 and 2008.

The following table reconciles the provision for taxes to the U.S. federal statutory tax rate:

	December 31,	December 31,	December 31,
	2009	2008	2007

Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Income passed through to individual members	(35.0)	(35.0)	(35.0)
State and local income tax	1.1	4.0	2.0
Foreign income tax	9.3	2.9	9.9

Effective income tax rate	10.4%	6.9%	11.9%

Note 13.	Foreign Currencies and Concentrations of Credit Risk

As a riskless principal under the agency model, the Company accepts and clears foreign exchange spot contracts for the accounts of its customers (see Note 1). These activities may expose the Company to off-

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 13.	Foreign Currencies and Concentrations of Credit Risk — (Continued)

balance-sheet risk in the event that the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In connection with these activities, the Company executes and clears customers’ transactions involving the sale of foreign currency not yet purchased, substantially all of which are transacted on a margin basis subject to internal policies. Such transactions may expose the Company to off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses that customers may incur. In the event that a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligation.

The Company controls such risks associated with its customer activities by requiring customers to maintain margin collateral, in the form of cash, in compliance with various internal guidelines. The Company’s trading software technology monitors margin levels on a real time basis and, pursuant to such guidelines, requires customers to deposit additional cash collateral, or to reduce positions, if necessary. The system is designed to ensure that any breach in a customer’s margin requirement as a result of losses on the trading account will automatically trigger a final liquidation, which will execute the closing of all positions. Exposure to credit risk is therefore minimal. Institutional customers are permitted credit pursuant to limits set by the Company’s prime brokers. The prime brokers incur the credit risk relating to the trading activities of these customers in accordance with the respective agreements between such brokers and the Company.

The Company is engaged in various trading activities with counterparties which include brokers and dealers, futures commission merchants, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company’s policy to: (i) perform credit reviews and due diligence prior to conducting business with counterparties; (ii) set exposure limits and monitor exposure against such limits; and (iii) periodically review, as necessary, the credit standing of counterparties using multiple sources of information. As of December 31, 2009, 74% of the Company’s due from brokers balance, included in the statements of financial condition, was from one large, global financial institution. As of December 31, 2008, 98% of the Company’s due from brokers balance was from three large, global financial institutions. Two banks held more than 10% each of the Company’s total cash and cash equivalents and cash and cash equivalents, held for customers as of December 31, 2009 and 2008.

Note 14.	Segments

ASC 280 Segments Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s operations relate to foreign exchange trading and related services and operate in two segments — retail and institutional, with different target markets and are covered by a separate sales force, customer support and trading platforms. The Company’s segments are organized around three geographic areas. These geographic areas are the United States, Asia and Europe and are based on the location of its customers’ accounts.

Retail Trading

The Company operates its retail business whereby it acts as an agent between retail customers and a collection of large global banks and financial institutions by making foreign currency markets for customers trading in foreign exchange spot markets through its Retail Trading business segment. In addition, the Retail Trading business segment includes the Company’s white label relationships CFDs, payments for order flow and rollovers.

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 14.	Segments — (Continued)

Institutional Trading

Institutional Trading facilitates spot foreign currency trades on behalf of institutional customers through the services provided by the FXCM Pro Division of US. This service allows customers to obtain the best execution price from external banks and financial institutions.

Information concerning the Company’s operations by reportable segment is as follows, with amounts in thousands:

	As of and For The
	Year Ended December 31, 2009
	Retail	Institutional
	Trading	Trading	Corporate	Total

Total revenues	$301,623	$21,107	$—	$322,730
Operating expenses	151,853	13,092	60,772	225,717

Income (loss) before income taxes	$149,770	$8,015	$(60,772)	$97,013

Assets	$499,296	2,827	15,813	$517,936

	As of and For The
	Year Ended December 31, 2008
	Retail	Institutional
	Trading	Trading	Corporate	Total

Total revenues	$304,201	$18,439	$—	$322,640
Operating expenses	126,409	11,588	55,598	193,595

Income (loss) before income taxes	$177,792	$6,851	$(55,598)	$129,045

Assets	$430,854	8,109	12,081	$451,044

	As of and For The
	Year Ended December 31, 2007
	Retail	Institutional
	Trading	Trading	Corporate	Total

Total revenues	$172,827	$11,695	$—	$184,522
Operating expenses	99,304	7,699	51,240	158,243

Income (loss) before income taxes	$73,523	3,996	(51,240)	$26,279

Assets	$451,098	3,341	18,125	$472,564

	Years Ended December 31,
	2009	2008	2007

Total Revenues
United States	$322,848	$310,399	$179,528
Asia	13,196	15,458	10,968
Europe, Middle East and North Africa	38,118	10,478	7,600
Other	3,526	1,242	367
Eliminations	(54,958)	(14,937)	(13,941)

Total	$322,730	$322,640	$184,522

FXCM Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 14.	Segments — (Continued)

	Years Ended December 31,
	2009	2008	2007

Operating Expenses
United States	$258,466	$198,090	$164,492
Asia	7,626	6,738	5,475
Europe, Middle East and North Africa	11,779	3,425	2,014
Other	947	279	203
Eliminations	(53,101)	(14,937)	(13,941)

Total	$225,717	$193,595	$158,243

	Years Ended December 31,
	2009	2008	2007

Income (Loss) Before Income Taxes
United States	$64,380	$112,309	$15,036
Asia	5,570	8,720	5,493
Europe, Middle East and North Africa	26,339	7,053	5,586
Other	2,580	963	164
Eliminations	(1,856)	—	—

Total	$97,013	$129,045	$26,279

Note 15.	Subsequent Events

The Company has evaluated subsequent events after the date of the financial statements to consider whether or not the impact of such events needed to be reflected or disclosed in the financial statements. Such evaluation was performed through the report date of the financial statements.

The Company made distributions of $41 million during the first half of 2010. The primary purpose of the distributions was to cover member tax liabilities.

In May 2010, the Company signed a stock purchase agreement to acquire ODL in the United Kingdom. As consideration, the Company will issue upon closing to ODL shareholders a 3.5% equity interest in FXCM Holdings, LLC and a potential to earn an additional 3.5% equity interest in FXCM Holdings, LLC subject to performance to be measured in the twelve month period ending June 2011. The closing of the acquisition is expected to occur in September 2010.

FXCM Holdings, LLC and Subsidiaries

Consolidated Statements of Financial Condition (Unaudited)
As of September 30, 2010 and December 31, 2009

	September 30,	December 31,
	2010	2009
	(Amounts in thousands)

Assets
Current assets
Cash and cash equivalents	$124,109	$139,858
Cash and cash equivalents, held for customers	424,597	353,825
Restricted Cash	9,356	—
Due from brokers	876	1,581
Accounts receivable	9,539	2,892

Total current assets	568,477	498,156
Deferred tax asset	300	480
Office, communication and computer equipment, net	11,525	10,121
Intangible assets, net	1,133	1,823
Other assets	10,525	7,356

Total assets	$591,960	$517,936

Liabilities and equity
Current liabilities
Customer account liabilities	$424,597	$353,825
Accounts payable and accrued expenses	19,509	20,559
Due to brokers	682	764
Deferred revenue	6,000	6,000

Total current liabilities	450,788	381,148
Deferred revenue	1,500	6,000

Total liabilities	452,288	387,148

Commitments and Contingencies
Equity
Members’ capital	138,993	130,335
Accumulated other comprehensive income	679	453

Total equity	139,672	130,788

Total liabilities and equity	$591,960	$517,936

See accompanying unaudited notes to the consolidated financial statements.

FXCM Holdings, LLC and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Unaudited)
For the Nine Months Ended September 30, 2010 and 2009

	For the Nine Months
	Ended September 30,
	2010	2009
	(Amounts in thousands)

Revenues
Retail trading revenue	$234,608	$225,231
Institutional trading revenue	20,779	15,367
Interest income	1,493	922
Other income	7,273	6,581

Total revenues	264,153	248,101
Expenses
Referring broker fees	61,680	60,787
Compensation and benefits	52,325	45,943
Advertising and marketing	16,916	24,351
Communications and technology	19,171	17,597
General and administrative	25,792	18,550
Depreciation and amortization	5,292	4,800
Interest expense	78	100

Total expenses	181,254	172,128

Income before income taxes	82,899	75,973
Income tax provision	3,517	7,633

Net income	79,382	68,340
Other comprehensive income
Foreign currency translation gain (loss)	226	(162)

Total comprehensive income	$79,608	$68,178

See accompanying unaudited notes to the consolidated financial statements.

FXCM Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)
For the Nine Months Ended September 30, 2010 and 2009

	September 30,	September 30,
	2010	2009
	(Amounts in thousands)

Cash Flows From Operating Activities
Net income	$79,382	$68,340
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,292	4,800
Loss on disposal of office, communication and computer equipment	10	133
Deferred tax expense	180	180
Deferred revenue	(4,500)	(4,500)
Changes in operating assets and liabilities
Cash and cash equivalents, held for customers	(70,547)	(70,890)
Restricted cash	(9,356)	—
Due from brokers	705	1,699
Accounts receivable	(6,647)	(839)
Other assets	(3,169)	(3,924)
Customer account liabilities	70,772	68,047
Accounts payable and accrued expenses	(1,050)	420
Due to brokers	(82)	(2,105)

Net cash provided by operating activities	60,990	61,361
Cash Flows From Investing Activities
Purchases of intangible assets	—	(2,224)
Purchases of office, communication and computer equipment	(6,016)	(6,617)

Net cash used in investing activities	(6,016)	(8,841)
Cash Flows From Financing Activities
Payment of note payable	—	(10,730)
Members’ distributions	(70,724)	(95,770)

Net cash used in financing activities	(70,724)	(106,500)
Effect of foreign currency exchange rate changes on cash and cash equivalents	1	2,681

Net increase (decrease) in cash and cash equivalents	(15,749)	(51,299)
Cash and Cash Equivalents:
Beginning of period	139,858	179,967

End of period	$124,109	$128,668

Supplemental Disclosure
Cash paid for taxes	$8,846	$8,751
Cash paid for interest	$—	$1,926

See accompanying unaudited notes to the consolidated financial statements.

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies and Estimates

Nature of Business

FXCM Holdings, LLC (herein “Holdings” or the (“Company”)), a Delaware limited liability company formed in 2005, commenced operations in January 2007 for the purpose of consolidating the ownership of a group of companies which share common ownership. During 2007, Holdings was formed to be the parent company to Forex Capital Markets, LLC (herein “US”), FXCM Canada, Ltd. (herein “Canada”), and Forex Trading, LLC (herein “FXT”). FXT’s wholly owned subsidiaries include FXCM Asia Limited (herein “HK”), Forex Capital Markets Limited (herein “UK”), FXCM Australia, Ltd. (herein “Australia”), and FXCM DMCC (herein “Dubai”). Holdings and its consolidated subsidiaries are referred to herein as the “Company”.

US and FXT are organized under the laws of the state of Delaware as limited liability companies. US is registered as a futures commission merchant with the Commodity Futures Trading Commission (herein the “CFTC”) and the National Futures Association (herein the “NFA”). UK is organized in the United Kingdom and is regulated by the Financial Services Authority (herein the “FSA”). Canada is a Nova Scotia limited liability company and is registered as an exchange contracts dealer with the British Columbia Securities Commission (herein the “BCSC”). Canada ceased operations in October 2009 and is in the process of deregistering with the BCSC with the ultimate objective of dissolution. HK is organized in Hong Kong and is regulated by the Securities and Futures Commission (herein the “SFC”). Australia is organized in New Zealand and regulated by the Australia Securities & Investments Commission (herein the “ASIC”). Dubai is organized in Dubai and is registered with the Dubai Gold & Commodities Exchange.

The Company is an online provider of foreign exchange (“FX”) trading and related services to domestic and international retail and institutional customers and offers customers access to global over-the-counter FX markets. In a FX trade, a participant buys one currency and simultaneously sells another, a combination known as a “currency pair.” The Company’s proprietary trading platform presents FX customers with the best price quotations on several currency pairs from various global banks, financial institutions and market makers, or FX market makers. The Company’s primary source of revenue is earned by adding a markup to the price provided by FX market makers and generates its trading revenue based on the volume of transactions. The Company utilizes what is referred to as an agency execution or agency model. Under the agency model, when a customer executes a trade on the best price quotation presented by the FX market maker, the Company acts as a credit intermediary, or a riskless principal, simultaneously entering into a trade with the customer and the FX market maker. This agency model has the effect of automatically hedging the Company’s positions and eliminating market risk exposure. The systematic hedge gains and losses are included in retail trading revenue in the consolidated statements of operations and comprehensive income. The Company also offers FX trading services to banks, hedge funds and other institutional customers, also on an agency model basis, through its FXCM Pro division. This service allows customers to obtain optimal prices offered by external banks. The counterparties to these trades are external financial institutions that hold customer account balances and settle the transactions. The Company receives commissions for these services without incurring credit or market risk. Additionally, the Company is engaged in various ancillary FX related services which include use of our platform, technical expertise, trading facilities and software.

A summary of the Company’s significant accounting policies and estimates is as follows:

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. The consolidated financial statements include the accounts of Holdings, US, Canada, and FXT and its wholly owned subsidiaries. The Company consolidates those entities in which it is the primary beneficiary of a variable-interest entity, or VIE and entities where it has a controlling financial interest. The Company was not

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

the primary beneficiary of any VIE for periods ended September 30, 2010 and December 31, 2009. When the Company is not the primary beneficiary of a VIE or does not have a controlling interest in an entity but exercises significant influence over the entity’s operating and financial policies, such investment is accounted for under the equity method of accounting. The Company recognizes its share of earnings or losses of an equity method investee based on our ownership percentage. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amount of revenue and expenses during the year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks and highly liquid instruments with original maturities of less than 90 days at the time of purchase. At times, these balances may exceed federally insured limits. This potentially subjects the Company to concentration risk. The Company has not experienced losses in such accounts.

Cash and Cash Equivalents, held for customers

Cash and cash equivalents, held for customers represents cash held to fund customer liabilities in connection with foreign currency transactions. The balance arises primarily from cash deposited by customers, customer margin balances, and cash held by FX market makers related to hedging activities. The Company records a corresponding liability in connection with this amount that is included in customer account liabilities in the consolidated statements of financial condition (see Note 2). A portion of the balance is not available for general use due to legal restrictions in accordance with the FSA, the SFC and the ASIC regulations. These legally restricted balances were $361.5 million and $255.0 million as of September 30, 2010 and December 31, 2009, respectively.

Restricted Cash

Cash in the amount of $9.4 million was held aside by the Company as of September 30, 2010 in the consolidated statement of financial condition to be used for a capital contribution to ODL upon the close of the transaction which occurred October 1, 2010. See Note 15.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. These two inputs create the following fair value hierarchy:

Level I:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

Level II:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level III:  Unobservable inputs for assets or liabilities.

The Company did not have any Level II and III financial assets or liabilities, or transfers in and out of Level I and II as of September 30, 2010 and December 31, 2009. Cash and cash equivalents and cash and cash equivalents, held for customers are deemed to be Level I financial assets.

As of September 30, 2010 and December 31, 2009, substantially all of the Company’s financial instruments were carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Assets, including due from brokers and others, are carried at cost or contracted amounts, which approximates fair value. Similarly, liabilities, including customer account liabilities, due to brokers and payables to others are carried at fair value or contracted amounts, which approximates fair value.

Due from/to Brokers

Due from/to Brokers represents the amount of the unsettled spot currency trades that the Company has open with its financial institutions. The Company has master netting agreements with its respective counterparties under which its due to/from brokers are presented on a net-by-counterparty basis in accordance with U.S. GAAP.

Office, Communication and Computer Equipment

Office, communication and computer equipment consist of purchased technology hardware and software, internally developed software, leasehold improvements, furniture and fixtures, computer equipment and communication equipment. Office, communication and computer equipment are recorded at historical cost, net of accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Certain costs of software developed or obtained for internal use are capitalized. Depreciation is computed using the straight-line method. The Company depreciates these assets using the following useful lives:

Computer equipment	3 to 5 years
Software	2 to 5 years
Leasehold improvements	Lesser of the estimated economic useful life or the term of the lease
Furniture and fixtures	3 to 5 years
Communication equipment	3 to 5 years

Valuation of Other Long-Lived Assets

The Company also assesses potential impairments to its other long-lived assets, including office, communication and computer equipment, when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

carrying value of the related asset and a charge to operating results. There was no impairment of other long-lived assets in the nine months ended September 30, 2010 and 2009.

Intangible Assets

Intangible assets, net, primarily include customer relationships that the Company purchased from competitor companies and a license to operate as a provider of FX trading in Australia. The license was obtained through the acquisition in 2008 of Australia, a registered exchange contract dealer.

The customer relationships are finite-lived intangibles and are amortized on a straight-line basis over their estimated average useful life of 2 years. The useful life is based on the period the customer relationships are expected to contribute to future cash flows as determined by the Company’s historical experience. For these finite-lived intangible assets subject to amortization, impairment is considered upon certain “triggering events” and is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. There was no impairment of finite-lived intangible assets in the nine months ended September 30, 2010 and 2009, respectively.

The FX trading license is an indefinite-lived asset that is not amortized but tested for impairment. The Company’s policy is to test for impairment at least annually, or in interim periods if certain events occur indicating that the fair value of the asset may be less than its carrying amount. Impairment test on this indefinite-lived asset is performed during the fourth quarter of the Company’s fiscal year using the October 1st carrying value. Impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. There was no impairment of indefinite-lived intangible asset in the nine months ended September 30, 2010 and 2009, respectively.

Equity Method Investment

Investments where the Company is deemed to exercise significant influence (generally defined as owning a voting interest of 20% to 50%), but no control, are accounted for using the equity method of accounting. The Company records its pro-rata share of earnings or losses each period and record any dividends as a reduction in the investment balance. These earnings or loss are included in other income in the consolidated statements of operations. The carrying amount of equity method investments was $3.8 million as of September 30, 2010 and December 31, 2009 and is reflected in other assets in the consolidated statements of financial condition.

Accounts Receivable

As of September 30, 2010 and December 31 2009, accounts receivable consisted primarily of taxes receivable, fees receivable from the Company’s white label service to third parties, described in “Retail Trading Revenue” below, and other receivables.

Other Assets

Other assets include equity method investments (see Note 3), prepaid expenses, deposits for rent security and employee advances.

Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses included operating expenses payable, interest on note payable, taxes payable and commissions payable (see Note 7). Commissions payable represents balances owed to referring brokers for trades transacted by customers that were introduced to the Company by such brokers.

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

Foreign Currency

Foreign denominated assets and liabilities are remeasured into the functional currency at exchange rates in effect at the balance sheet date through the statement of operations. Gains or losses resulting from foreign currency transactions are remeasured using the rates on the dates on which those elements are recognized during the period, and are included in retail trading revenue in the consolidated statements of operations and comprehensive income. The Company recorded a gain of $1.0 million and a gain of $4.0 million for the nine months ended September 30, 2010 and 2009, respectively.

Translation gains or losses resulting from translating the Company’s subsidiaries’ financial statements from the local functional currency to the reporting currency, net of tax, are included in other comprehensive income. Assets and liabilities are generally translated at the balance sheet date while revenues and expenses are generally translated at an applicable average rate.

Revenue Recognition

The Company makes foreign currency markets for customers trading in foreign exchange spot markets. Transactions are recorded on the trade date and positions are marked to market daily with related gains and losses, including gains and losses on open spot transactions, recognized currently in income.

Retail Trading Revenue

Retail revenue is earned by adding a markup to the price provided by FX market makers generating trading revenue based on the volume of transactions and is recorded on trade date. The retail trading revenue is earned utilizing an agency model. Under the agency model, when a customer executes a trade on the best price quotation presented by the FX market maker, the Company acts as a credit intermediary, or a riskless principal, simultaneously entering into a trade with the customer and the FX market maker. This agency model has the effect of automatically hedging the Company’s positions and eliminating market risk exposure. Retail trading revenues principally represent the difference of the Company’s realized and unrealized foreign currency trading gains or losses on its positions with customers and the systematic hedge gains and losses from the trades entered into with the FX market makers. Retail trading revenue also includes fees earned from arrangements with other financial institutions to provide platform, back office and other trade execution services. This service is generally referred to as a white label arrangement. The Company earns a percentage of the markup charged by the financial institutions to their customers. Fees from this service are recorded when earned on a trade date basis. Additionally, the Company earns income from trading in contracts for difference (“CFDs”), payments for order flow and rollovers. The Company’s policy is to hedge its CFD positions with other financial institutions based on internal guidelines. Income or loss on CFDs represents the difference between the Company’s realized and unrealized trading gains or losses on its positions and the hedge gains or losses with the other financial institutions. Income or loss on CFDs is recorded on a trade date basis. Income or loss on rollovers is the interest differential customers earn or pay on overnight currency pair positions held and the markup that the Company receives on interest paid or received on currency pair positions held overnight. Income or loss on rollovers is recorded on a trade date basis. The Company recognizes payment for order flow as earned.

Institutional Trading Revenue

Institutional trading revenue relates to commission income generated by facilitating spot foreign currency trades on behalf of institutional customers through the services provided by the FXCM Pro division. FXCM Pro allows these customers to obtain the best execution price from external banks and routes the trades to outside financial institutions for settlement. The counterparties to these trades are external financial institutions that also hold customer account balances. The Company receives commission income for customers’ use of

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

FXCM Pro without taking any market or credit risk. Institutional trading revenue is recorded on a trade date basis.

Other Income

In January 2007, the Company entered into an agreement to provide trade execution services to a related party, GCI Capital Co. Ltd. As consideration for the services, the Company received an upfront non refundable payment of $30.0 million in addition to ongoing fees of nil and $1.0 million for the nine months ended September 30, 2010 and 2009, respectively. The ongoing monthly fees were historically based on a fixed monthly amount and were changed to a variable per trade fee in June 2009. The ongoing monthly fees are recognized as services are performed. The upfront fee is being recognized on a straight line basis over the estimated period of performance of 5 years.

Referring Broker Fees

Referring broker fees represent commissions paid to brokers for introducing trading customers to the Company. Commissions are determined based on the number and size of transactions executed by the customers and are recorded on a trade date basis.

Compensation and Benefits

Compensation and benefits expense represents employee salaries and benefit expense. Such amounts have been included in employee compensation and benefits in the consolidated statements of operations and comprehensive income.

Advertising and Marketing

Advertising and marketing costs are charged to operations when incurred. The Company continues to expends significant advertising and promotion costs related to various initiatives in media advertising on a domestic and international basis.

General and Administrative Expenses

General and administrative expenses include bank processing and regulatory fees, professional and consulting fees, occupancy and equipment expense and other administrative costs. Bank processing fees are costs associated with the processing of credit card transactions and prime brokerage fees charged by clearing banks. Regulatory fees are volume-based costs charged by certain regulatory authorities.

Income Taxes

Holdings, US and FXT are limited liability companies and, as such, are not subject to federal or state tax. The Company is subject to New York City unincorporated business tax, which has been included in the determination of net income. The Company files federal and state income tax returns on a consolidated basis. UK, HK, Canada and Australia are subject to tax provisions according to the respective local laws and regulations of the countries in which they operate.

In accordance with the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 740, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

Company recording a tax liability that would reduce net assets. ASC Topic 740 also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities.

The Company does not have any uncertain tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. For the nine months ended September 30, 2010 and the year ended December 31, 2009, management has determined that there were no material uncertain income tax positions.

The Company is no longer subject to tax examinations by taxing authorities for tax years before 2006 and presently has no open examinations for tax years before 2009.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax provision. No interest or penalties were recognized in the nine months ended September 30, 2010 and 2009.

Allocation and Distribution of Earnings

The allocation of earnings to the members is determined in accordance with the sharing ratios as defined in the Limited Liability Company Agreement of Holdings (the “LLC Agreement”). Distributions to members are made according to the LLC Agreement.

Recently Adopted Accounting Pronouncements

Accounting Standards Codification (“ASC” or “the Codification”)  In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance establishing the ASC and revising the hierarchy of generally accepted accounting principles. The ASC is the single source of authoritative nongovernmental U.S. GAAP. The provisions in this guidance do not change current U.S. GAAP, but are intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents were superseded and all other accounting literature that is not included in the FASB Codification is considered non-authoritative. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the guidance effective with the issuance of its December 31, 2009 consolidated financial statements. As the guidance is limited to disclosure in the financial statements and the manner in which the Company refers to U.S. GAAP authoritative literature, there was no material impact on the Company’s consolidated financial statements.

Uncertainty in Income Taxes  In July 2006, the FASB issued guidance clarifying the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. It also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. In December 2008, the FASB provided for a deferral of the effective date of the interpretation for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company adopted the guidance on January 1, 2009. The adoption of the interpretation did not have a material impact on the consolidated financial statements.

In September 2009, the FASB updated its uncertainty in income taxes guidance. The updated guidance considers an entity’s assertion that it is a tax-exempt not-for-profit or a pass-through-entity as a tax position that requires evaluation. The revised guidance is effective for periods ending after September 15, 2009. The

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

adoption of the revised guidance did not have a material impact on the Company’s consolidated financial statements.

Fair Value Measurements  In April 2009, the FASB issued guidance for determining fair value for an asset or liability if there has been a significant decrease in the volume and level of activity in relation to normal market activity. In that circumstance, transactions or quoted prices may not be determinative of fair value. Significant adjustments may be necessary to quoted prices or alternative valuation techniques may be required in order to determine the fair value of the asset or liability under current market conditions. The guidance is effective for financial statements issued for interim or annual periods ending after June 15, 2009. The Company adopted the guidance upon its issuance in April 2009 and it did not have a material impact on the Company’s consolidated financial statements.

Subsequent Events  In May 2009 and February 2010, the FASB issued guidance on subsequent events. The guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SEC filers must continue to evaluate subsequent events through the date the financial statements are issued but are not required to disclose the date through which an entity has evaluated subsequent events. The guidance is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted the guidance upon its issuance in June 2009. See Note 15, “Subsequent Events,” for further discussion of the subsequent events that occurred after September 30, 2010.

Business Combinations  Effective January 1, 2009, the Company adopted accounting guidance issued by the FASB which established principles and requirements for the acquirer in a business combination, including the recognition and measurement of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity as of the acquisition date; the recognition and measurement of the goodwill acquired in the business combination or gain from a bargain purchase as of the acquisition date; and additional disclosures related to the nature and financial effects of the business combination. Under this guidance, nearly all acquired assets and liabilities assumed are recorded at fair value at the acquisition date. Other significant changes include recognizing transaction costs and most restructuring costs as expenses when incurred. These accounting requirements are applied on a prospective basis for all transactions completed after the effective date. As disclosed in Note 15, “Subsequent events,” in May 2010 the Company signed a purchase agreement to acquire ODL Group Limited (“ODL”), a broker of retail FX, CFDs, spread betting and retail equity options headquartered in the United Kingdom. The closing of the acquisition was consummated on October 1, 2010.

Variable Interest Entities  Effective January 1, 2010, the Company adopted accounting guidance issued by the FASB related to variable interest entities. This guidance replaces a quantitative-based risks and rewards calculation for determining which entity, if any, has both (a) a controlling financial interest in a variable interest entity with an approach focused on identifying which entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance requires reconsideration of whether an entity is a variable interest entity when any changes in facts or circumstances occur such that the holders of the equity investment at risk, as a group, lose the power to direct the activities of the entity that most significantly impact the entity’s economic performance. It also requires ongoing assessments of whether a variable interest holder is the primary beneficiary of a variable interest entity. The adoption of this guidance did not have a material impact on the consolidated financial statements.

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 1.	Nature of Business and Significant Accounting Policies and Estimates — (Continued)

Fair Value Measurements Disclosures  Effective January 1, 2010, the Company adopted fair value measurement disclosure guidance issued by the FASB. The amended guidance requires new disclosures as follows:

•	Amounts related to transfers in and out of Levels I and II shall be disclosed separately and the reasons for the transfers shall be described.

•	In the reconciliation for fair value measurements using significant unobservable inputs (Level III), a reporting entity should present separately information about purchases, sales, issuances, and settlements on a gross basis.

The guidance also provides amendments that clarify existing disclosures related to the following:

•	Reporting fair value measurement disclosures for each class of assets and liabilities.

•	Providing disclosure surrounding the valuation techniques and inputs used to measure fair value for both Level II and Level III fair value measurements.

This disclosure guidance was effective for the Company beginning on January 1, 2010, except for the disclosure requirements surrounding the reconciliation of Level III fair value measurements, which will be effective for the Company on January 1, 2011. The adoption of the guidance does not have a material impact on the Company’s fair value measurements disclosures.

Note 2.	Customer Account Liabilities

Customer account liabilities represent balances held by the Company and margin balances arising in connection with foreign currency transactions, including unrealized gains and losses on open foreign exchange commitments. Customer account liabilities were $424.6 million and $353.8 million as of September 30, 2010 and December 31, 2009, respectively.

Note 3.	Equity Method Investment

As of September 30, 2010 and December 31, 2009, the Company had $3.8 million of equity interest in equity method investments, which consisted primarily of a 26% equity interest in a developer of FX trading software. Equity method investments are included in other assets in the consolidated statement of financial condition as of September 30, 2010 and December 31, 2009. Equity method investments are included in corporate for purposes of segment reporting (see Note 14). The Company owned a 15% interest in the FX trading software developer in 2008 which was accounted for under the cost method of accounting and increased its ownership interest in 2009 by investing an additional $2.0 million.

Income recognized from equity method investments was not material for the nine months ended September 30, 2010 and 2009, and is included in other income, in the consolidated statements of operations and comprehensive income.

There were no dividend distributions received from the FX trading software developer during the nine months ended September 30, 2010 and 2009.

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 4.	Office, Communication and Computer Equipment

Office, communication and computer equipment, including leasehold improvements, licensing and capitalized software development costs, consisted of the following as of September 30, 2010 and December 31, 2009, with amounts in thousands:

	September 30,	December 31,
	2010	2009

Computer equipment	$28,095	$25,096
Software	6,585	4,057
Leasehold improvements	1,991	1,684
Furniture and fixtures	1,545	1,491
Communication equipment	895	785

	39,111	33,113
Less: Accumulated depreciation	(27,586)	(22,992)

Office, communication and computer equipment, net	$11,525	$10,121

Depreciation is computed on a straight-line basis (see Note 1). Depreciation expense was $4.6 million, and $4.3 million for the nine months ended September 30, 2010 and 2009, respectively. The amount of fixed assets disposed of by the Company during the nine months ended September 30, 2010 was not material.

Note 5.	Intangible Assets

The Company’s acquired intangible assets consisted of the following as of September 30, 2010 and December 31, 2009, with amounts in thousands:

	September 30, 2010			December 31, 2009
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Finite-Lived Intangible Assets
Customer relationships	$1,839	$(1,456)	$383	$1,839	$(766)	$1,073
Indefinite-Lived Intangible Assets
Trading license	600	—	600	600	—	600
Exchange membership seat	150	—	150	150	—	150

	$2,589	$(1,456)	$1,133	$2,589	$(766)	$1,823

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 5.	Intangible Assets — (Continued)

Finite-lived assets are amortized on a straight-line basis over two years. Indefinite-lived assets are not amortized (see Note 1). Amortization expense was $0.7 million and $0.5 million for the nine months ended September 30, 2010 and 2009, respectively. Estimated future amortization expense for acquired intangible assets outstanding as of September 30, 2010 is as follows, with amounts in thousands:

Estimated
Amortization
Year Ending December 31,	Expense

Remainder of 2010	$230
2011	153
Thereafter	—

$383

Note 6.	Other Assets

Other assets were comprised of the following as of September 30, 2010 and December 31, 2009, with amounts in thousands:

	September 30,	December 31,
	2010	2009

Equity investment	$3,849	$3,777
Registration Costs	2,713	—
Prepaid expenses	2,167	2,098
Deposits	712	731
Employee advances	719	440
Other	365	310

	$10,525	$7,356

As of September 30, 2010, the Company had loan advances in connection with an investment in a third party in the amount of $2.7 million. This amount was fully written off and the loss is included in general and administrative expenses in the consolidated statements of operations and comprehensive income.

Note 7.	Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses were comprised of the following as of September 30, 2010 and December 31, 2009, with amounts in thousands:

	September 30,	December 31,
	2010	2009

Operating expenses payable	$11,327	$7,261
Commissions payable	7,656	6,247
Income taxes payable	526	7,051

	$19,509	$20,559

Note 8.	Related Party Transactions

Customer account liabilities include balances for both employees and managing members. As of September 30, 2010 and December 31, 2009, members’ account liabilities totaled $2.2 million and $2.7 million,

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 8.	Related Party Transactions — (Continued)

respectively, and are included in the consolidated statements of financial condition as customer account liabilities.

The Company has advanced funds to several employees. As of September 30, 2010 and December 31, 2009, the outstanding balance was $0.7 million and $0.4 million, respectively, and is included in other assets in the consolidated statements of financial condition.

Pursuant to an agreement dated August 26, 2010, a former employee of the Company is, upon a change of control (“CIC”) of the Company, entitled to a payment of (i) 1.00% of the implied value placed upon 100% of the Company in the event of the CIC, excluding any amount of capital invested as part of the CIC, any expenses related to the execution of the CIC and any undistributed capital invested in the Company prior to the CIC or (ii) if an initial public offering (“IPO”) of the Company has occurred prior to the CIC, 0.75% of the implied value placed upon 100% of the Company in the event of such IPO, excluding the amount of capital raised in the IPO, any expenses related to the execution of the IPO and any undistributed capital invested in the Company prior to the IPO. Pursuant to ASC 718 Compensation Arrangements, any expense relating to this arrangement should be accrued when probable and the Company has not accrued any expense relating to this arrangement to date.

UK is party to an arrangement with Global Finance Company (Cayman) Limited, (“Global Finance”), and Master Capital Group, S.A.L. (“Master Capital”). A director of the Company beneficially owns more than 90% of the equity of Global Finance and Master Capital. Pursuant to such arrangement, Global Finance and Master Capital are permitted to use the brand name “FXCM” and our technology platform to act as our local presence in certain countries in the Middle East and North Africa (“MENA”). UK collects and remits to Global Finance and Master Capital fees and commissions charged by Global Finance and Master Capital to customers in MENA countries. For the nine months ended September 30, 2010 and 2009, these fees and commissions were approximately $1.0 million and not material for the nine months ended September 30, 2009. The Company expects to enter into a definitive agreement with Global Finance and Master Capital in the near future.

Note 9.	Employee Benefit Plan

The Company maintains a defined contribution employee profit-sharing and savings 401(k) plan for all eligible full time employees. The Company was not required to and made no contributions to the plan for the nine months ended September 30, 2010 and 2009.

Note 10.	Net Capital Requirements

US is subject to the National Futures Association’s net capital requirements for forex dealing members. Since the agency model (see Note 1) is not used for all customer transactions, US is required to maintain “adjusted net capital” equal to or in excess of $20 million plus 5% of all liabilities owed to customers exceeding $10 million. Adjusted net capital and the level of notional values under these transactions change from day to day.

HK is a licensed leveraged foreign exchange trading company with the SFC. HK is subject to required minimum liquid capital financial requirements.

UK is a registered securities and futures firm with the FSA. UK is subject to minimum capital requirements.

Canada is a registered exchange contract dealer with the BCSC. Canada is subject to BCSC minimum financial requirements or “risk adjusted capital”.

Australia is a registered exchange contract dealer with the ASIC. Australia is subject to ASIC minimum financial requirements or “adjusted surplus liquid funds”.

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 10.	Net Capital Requirements — (Continued)

The minimum capital requirements of the above entities may effectively restrict the payment of cash distributions to members.

The tables below present the capital, as defined by the respective regulatory authority, the minimum capital requirement and the excess capital for US, HK, UK, Canada and Australia as of September 30, 2010, with amounts in millions:

	September 30, 2010
	US	HK	UK	Canada	Australia

Capital	$46.5	$15.9	$28.6	$1.2	$2.7
Minimum capital requirement	23.5	4.3	8.8	0.1	0.2

Excess capital	$23.0	$11.6	$19.8	$1.1	$2.5

Note 11.	Commitments and Contingencies

Operating Lease Commitments

The Company leases office space and equipment under operating leases. Some of the lease agreements contain renewal options with varying terms and conditions. The lease for the office facilities is subject to escalation factors primarily related to property taxes and building operating expenses. Future minimum lease payments under noncancelable operating leases with terms in excess of one year are as follows as of September 30, 2010, with amounts in thousands:

Net Lease
Commitments

Remainder of 2010	$960
2011	3,504
2012	1,090
2013	528
Thereafter	489

$6,571

The aggregate rental expense for operating leases charged to operations, included in general and administrative expense in the consolidated statements of operations and comprehensive income for the nine months ended September 30, 2010 and 2009, was $3.2 million, $2.1 million, respectively. These amounts are net of sublease income of $0.3 million and $0.4 million for the nine months ended September 30, 2010 and 2009. The future minimum sublease income included in future commitments is not material.

Litigation

In February 2004, the CFTC filed a claim against the Company alleging that it violated certain provisions of the Commodity Exchange Act (the “CEA”) in the case of Gibraltar Monetary Corporation, Inc. (“Gibraltar”) and its employee. The trial in this matter ended in September 2005. On May 30, 2006, the court found the Company not liable as a principal for Gibraltar’s misrepresentations, misleading statements or deceptive omissions, and dismissed the case. The matter was appealed by the CFTC to the U.S. Circuit Court of Appeals for the Eleventh Circuit. On July 21, 2009, the Eleventh Circuit affirmed the District Court’s decision that Gibraltar was not acting as the Company’s agent when it committed violations of the CEA. The order became final on September 15, 2009.

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 11.	Commitments and Contingencies — (Continued)

The Company has been named in various arbitration cases brought by customers seeking damages for trading losses. Management has investigated these matters and feels that such cases are without merit and is defending them vigorously. However, the arbitrations are presently in the discovery stage and no judgment can be made regarding the ultimate outcome of the arbitrators’ decisions.

In September 2008, Lehman Brothers Holdings Inc. (“Lehman”), an equity owner of 9.9% of the Company, commenced voluntary bankruptcy proceedings (Case No. 08-13555). The ultimate disposition of Lehman’s equity interest in the Company is under review by the U.S. Bankruptcy Court.

It is the opinion of management of the Company that the ultimate outcomes of the matters referenced above are unlikely to have a material adverse effect on the business, financial condition or operating results of the Company. The Company’s consolidated financial statements do not include any accrual for litigation contingency, as such amounts cannot be reasonably estimated or expected to have a material impact.

Guarantees

At the inception of guarantees, if any, the Company will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. The Company did not have any such guarantees in place as of September 30, 2010 or December 31, 2009.

Note 12.	Income Taxes

Holdings is treated as a partnership for U.S. federal and certain state income tax purposes. Therefore, under U.S. tax regulations, the partnership itself is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes. Accordingly, federal, state or local income taxes have not been provided for in the accompanying financial statements with the exception of New York City unincorporated business taxes (“UBT”) and foreign corporation taxes. Holdings is subject to New York City UBT tax at a statutory rate of 4%, HK is subject to Hong Kong profits tax at a statutory rate of 16.5%, UK income is subject to UK corporate tax at a statutory rate of 28%, Australia is subject to Australia corporate tax at a statutory rate of 30% and Canada is subject to Canadian corporation tax at a statutory rate of 31%. Each partner in the partnership is responsible for reporting its allocable share of the partnership’s income, gain, losses, deductions and credits on its tax return. Holdings, US and FXT operate as limited liability companies in the United States and, as such, are not subject to U.S. federal or state income tax and are not required to file separate returns as their results are filed with Holdings.

The components of the provision for income taxes consisted of the following amounts for the nine months ended September 30, 2010 and 2009, with amounts in thousands:

	Nine Months Ended September 30,
	2010	2009

New York City unincorporated business tax	$521	$2,515
UK corporation tax	2,122	3,816
Hong Kong profits tax	268	782
Australian profits tax	582	467
Canadian corporation tax	24	53

	$3,517	$7,633

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 12.	Income Taxes — (Continued)

The deferred tax asset is comprised of the cumulative effects of temporary differences arising from the book and tax treatment of income related to the agreement to provide trade execution services. For book purposes, the $30 million upfront payment (Note 1) is being amortized over five years with $4.5 million in income recognized for each of the nine month period ended September 30, 2010 and 2009. However, for tax purposes, the entire balance has been recognized, resulting in a temporary difference of $7.5 million and $13.5 million for the nine months ended September 30, 2010 and 2009, respectively. Deferred tax asset was $0.3 million and $0.5 million as of September 30, 2010 and December 31, 2009, respectively. The Company did not record a valuation allowance as of September 30, 2010 and December 31, 2009.

The following tables reconcile the provisions for taxes to the U.S. federal statutory tax rate:

	September 30,	September 30,
	2010	2009

Statutory U.S. federal income tax rate	35.0%	35.0%
Income passed through to individual members	(35.0)	(35.0)
State and local income tax	0.6	3.3
Foreign income tax	3.6	6.7

Effective income tax rate	4.2%	10.0%

Note 13.	Foreign Currencies and Concentrations of Credit Risk

As a riskless principal under the agency model, the Company accepts and clears foreign exchange spot contracts for the accounts of its customers (see Note 1). These activities may expose the Company to off-balance-sheet risk in the event that the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In connection with these activities, the Company executes and clears customers’ transactions involving the sale of foreign currency not yet purchased, substantially all of which are transacted on a margin basis subject to internal policies. Such transactions may expose the Company to off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses that customers may incur. In the event that a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligation.

The Company controls such risks associated with its customer activities by requiring customers to maintain margin collateral, in the form of cash, in compliance with various internal guidelines. The Company’s trading software technology monitors margin levels on a real time basis, and, pursuant to such guidelines, requires customers to deposit additional cash collateral, or to reduce positions, if necessary. The system is designed to ensure that any breach in a customer’s margin requirement as a result of losses on the trading account will automatically trigger a final liquidation, which will execute the closing of all positions. Exposure to credit risk is therefore minimal. Institutional customers are permitted credit pursuant to limits set by the Company’s prime brokers. The prime brokers incur the credit risk relating to the trading activities of these customers in accordance with the respective agreements between such brokers and the Company.

The Company is engaged in various trading activities with counterparties which include brokers and dealers, futures commission merchants, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company’s policy to: (i) perform credit reviews and due diligence prior to conducting business with counterparties; (ii) set exposure limits and monitor exposure against such limits; and (iii) periodically review, as necessary, the credit standing of counterparties using multiple sources of information. As of September 30, 2010, 78% of the Company’s

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 13.	Foreign Currencies and Concentrations of Credit Risk — (Continued)

due from brokers balance, included in the statements of financial condition, was from two large, global financial institutions. As of December 31, 2009, 74% of the Company’s due from brokers balance was from one large, global financial institution. As of September 30, 2010 and December 31, 2009, two banks held more than 10% each of the Company’s total cash and cash equivalents and cash and cash equivalents, held for customers.

Note 14.	Segments

ASC 280 Segments Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s operations relate to foreign exchange trading and related services and operate in two segments — retail and institutional, with different target markets and are covered by a separate sales force, customer support and trading platforms. The Company’s segments are organized around three geographic areas. These geographic areas are the United States, Asia and Europe and are based on the location of its customers’ accounts.

Retail Trading

The Company operates its retail business whereby it acts as an agent between retail customers and a collection of large global banks and financial institutions by making foreign currency markets for customers trading in foreign exchange spot markets through its Retail Trading business segment. In addition, the Retail Trading business segment includes the Company’s white label relationships, CFDs, payments for order flows and rollovers.

Institutional Trading

Institutional Trading facilitates spot foreign currency trades on behalf of institutional customers through the services provided by the FXCM Pro Division of US. This service allows customers to obtain the best execution price from external banks and financial institutions.

Information concerning the Company’s operations by reportable segment is as follows, with amounts in thousands:

	As of and for the
	Nine Months Ended
	September 30, 2010
	Retail	Institutional
	Trading	Trading	Corporate	Total

Total revenues	$243,374	$20,779	$—	$264,153
Operating expenses	121,478	11,327	48,449	181,254

Income (loss) before income taxes	$121,896	9,452	(48,449)	$82,899

Assets	$580,007	7,804	4,149	$591,960

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 14.	Segments — (Continued)

	As of September 30, 2009
	and for the Nine Months Ended
	September 30, 2009
	Retail	Institutional
	Trading	Trading	Corporate	Total

Total revenues	$232,734	$15,367	$—	$248,101
Operating expenses	122,613	9,965	39,550	172,128

Income (loss) before income taxes	$110,121	$5,402	$(39,550)	$75,973

Assets	$499,296	2,827	15,813	$517,936

	Nine Months Ended September 30,
	2010	2009

Total Revenues
United States	$248,629	$249,528
Asia	7,354	9,862
Europe, Middle East and North Africa	73,304	18,559
Other	3,315	2,267
Eliminations	(68,449)	(32,115)

Total	$264,153	$248,101

	Nine Months Ended September 30,
	2010	2009

Operating Expenses
United States	$175,298	$191,881
Asia	6,380	5,335
Europe, Middle East and North Africa	66,095	6,424
Other	1,930	603
Eliminations	(68,449)	(32,115)

Total	$181,254	$172,128

FXCM Holdings, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements — (Continued)

Note 14.	Segments — (Continued)

	Nine Months Ended September 30,
	2010	2009

Income (Loss) Before Income Taxes
United States	73,331	57,647
Asia	974	4,527
Europe, Middle East and North Africa	7,209	12,135
Other	1,385	1,664
Eliminations	—	—

Total	82,899	75,973

Note 15.	Subsequent Events

The Company has evaluated subsequent events after the date of the financial statements to consider whether or not the impact of such events needed to be reflected or disclosed in the financial statements. Such evaluation was performed through the report date of the financial statements.

In May 2010, the Company signed a stock purchase agreement to acquire ODL, in the United Kingdom (the “Acquisition”). The Acquisition was consummated on October 1, 2010. As consideration, the Company provided for $2.2 million in cash, and issued a 5.25% equity interest in the Company to ODL.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
ODL Group Limited

We have audited the accompanying group balance sheet of ODL Group Limited as of 31 December 2009 and 2008 and the related consolidated profit and loss account, consolidated statement of total recognised gains and losses and consolidated statement of cash flows for each of the two years in the period ended 31 December 2009. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ODL Group Limited at 31 December 2009 and 2008 and its consolidated results of operations and consolidated cash flows for each of the two years in the period ended 31 December 2009 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 32 of Notes to the Financial Statements).

/s/ Ernst & Young LLP

London, England
November 1, 2010

ODL Group Limited

Group Profit and Loss Account
For the year ended 31 December 2009

	Note	2009	2008
		£	£

Trading income	3	27,565,464	42,895,217
Administrative expenses		(41,539,361)	(48,718,086)

Operating loss	4	(13,973,897)	(5,822,869)
Exceptional items	5	(1,320,498)	92,952

Loss on ordinary activities before taxation		(15,294,395)	(5,729,917)
Taxation	8	3,919,747	(1,445,461)

Loss after taxation		(11,374,648)	(7,175,378)

All of the Group’s activities during the year and preceding year are classed as continuing.

ODL Group Limited

Group Statement of Total Recognised Gains and Losses
For the year ended 31 December 2009

	2009	2008
	£	£

Loss for the year	(11,374,648)	(7,175,378)
Currency translation difference on foreign currency net investments	233,089	(102,002)

Total recognised losses relating to the year	(11,141,559)	(7,227,380)

ODL Group Limited

Group Balance Sheet
As at 31 December 2009

	Note	2009	2008
		£	£

FIXED ASSETS
Tangible assets	9	10,183,742	11,652,284
CURRENT ASSETS
Financial assets at fair value through profit and loss	10	10,430,526	5,399,920
Debtors	11	22,612,249	28,414,639
Cash at bank and in hand including short term deposits
— own funds		6,465,484	12,082,601
— client funds		159,146,882	130,301,300

		198,655,141	176,198,460
CREDITORS: amounts falling due within one year	12	(197,980,334)	(165,451,109)

NET CURRENT ASSETS		674,807	10,747,351

TOTAL ASSETS LESS CURRENT LIABILITIES		10,858,549	22,399,635
CREDITORS: amounts falling due after more than one year	12	(27,476)	(277,878)
PROVISIONS FOR LIABILITIES AND CHARGES	13	—	(210,801)

NET ASSETS		10,831,073	21,910,956

CAPITAL AND RESERVES
Called up equity share capital	15	2,037,938	2,037,667
Share premium account	16	21,407,550	21,346,145
EBT reserve account	17	(3,305,024)	(3,305,024)
Cumulative translation reserve	19	131,087	(102,002)
Profit and loss account	18	(9,440,478)	1,934,170

EQUITY SHAREHOLDERS’ FUNDS	19	10,831,073	21,910,956

ODL Group Limited

Group Cash Flow Statement
As at 31 December 2009

	Note	2009	2008
		£	£

CASH INFLOW FROM OPERATING ACTIVITIES	20	25,840,263	9,219,656
TAXATION
Corporation tax received/(paid)		300,965	(3,738,041)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Payments to acquire tangible fixed assets		(2,094,453)	(4,027,171)

		24,046,775	1,454,444
FINANCING
Issue of ordinary share capital		61,676	185,569
Settlement of financial lease liabilities		(879,986)	(580,876)

INCREASE IN CASH	22	23,228,465	1,059,137

ODL Group Limited

Notes to the Financial Statements
For the year ended 31 December 2009

1	PRINCIPAL ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention modified by the valuation of derivative transactions and listed investments.

The foreign exchange profit and loss account has been based on closing prices at 22.00 hours on 31 December 2009.

BASIS OF CONSOLIDATION

The Group’s financial statements consolidate the financial statements of the company and its subsidiary undertakings.

Intra-group profits, assets and liabilities are eliminated on consolidation. Profits and losses of companies entering or leaving the Group have been included from the date of acquisition or up to the date of disposal. The net assets of the subsidiaries acquired are included on the basis of their fair value.

TRADING INCOME

Trading income represents profits and losses on foreign currency trading, derivatives, and commissions receivable from broking activities; all foreign exchange and OTC option contracts are marked to market and the resulting unrealised profit or loss is recognised. Commissions receivable are credited to the profit and loss account on a trade date basis.

Revenue is recognised when it is probable that economic benefits associated with the transaction will flow to the Group and the revenue can be reliable measured.

Finance revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Commission receivable, which are recognised gross of commission payable when in substance the Group acts as principal, are credited to the profit and loss account on a trade date basis.

FINANCIAL ASSETS

The Group classifies its financial assets in the following category: financial assets at fair value through profit and loss. The Group determines the classification of its financial assets at initial recognition and re-evaluates this designation at each financial year end. When financial assets are recognised initially, they are measured at fair value, being the transaction price plus directly attributable transaction costs. Purchase and sales of financial assets are recognised on the trade date, being the trade date that the company commits to purchase or sell the financial assets.

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial assets are classified in this category if they are acquired for sale in the short term. These financial assets are carried in the balance sheet at fair value with gains or losses being recognised in the profit and loss account.

FAIR VALUES

The fair value of quoted investments is determined by reference to bid prices at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques.

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

1	PRINCIPAL ACCOUNTING POLICIES — (Continued)

These include using recent arm’s length market transactions and reference to the current market value of another instrument which is substantially the same. Where there is no reasonable basis for fair valuing and the fair value cannot be measured reliably, assets will be carried at cost. Financial assets are classified in this category if they are acquired for sale in the short term. These financial assets are carried in the balance sheet at fair value with gains or losses being recognised in the profit and loss account.

DEPRECIATION

Depreciation of tangible fixed assets is charged by equal annual instalments commencing with the year of acquisition at rates estimated to write off their cost over their expected useful lives, which are as follows:

Motor vehicles	—	4 years
Computer equipment	—	4 years
Furniture, fixtures and fittings	—	4 years
Software development	—	4 years
Leasehold improvements	—	Over the period of the lease

The carrying values of tangible fixed assets, are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

DEBTORS

Debtors are stated at their recoverable value. At each balance sheet date debtors are reviewed to determine whether there is an indication of impairment. If any such indication exists, the recoverable amount is estimated. A provision for impairment is recognised in the profit and loss account. The provision is subject to management review.

LEASES AND HIRE PURCHASE CONTRACTS

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership have passed to the Group, and hire purchase contracts are capitalised in the balance sheet and depreciated over the shorter of the lease term and the asset’s useful lives. The capital element of future obligations under leases and hire purchase contracts is included as a liability in the balance sheet. The interest elements of rental obligations are charged in the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals paid under operating leases are charged to the profit and loss account on a straight line basis over the lease term. Lease incentives are recognised over the shorter of the lease term and the date of the next rent review.

DEFERRED TAXATION

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the company’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

1	PRINCIPAL ACCOUNTING POLICIES — (Continued)

enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

EMPLOYEE BENEFIT TRUST

The assets and liabilities of the Employee Benefit Trust (EBT) have been included in the Group financial statements. Any assets held by the EBT cease to be recognised on the Group balance sheet when the assets vest unconditionally in identified beneficiaries. The costs of purchasing own shares held by the EBT are shown as a deduction against equity. The proceeds from the sale of own shares held increase equity. Neither the purchase nor sale of own shares leads to a gain or loss being recognised in the Group income statement.

FOREIGN CURRENCIES

The Group operates a US$ denominated profit and loss account on foreign exchange. All these balances are sold down daily to sterling. Any profit or loss arising from such trading activity is included within operating (loss)/profit. All monetary assets and liabilities are translated at the closing rate at 22:00 GMT on 31 December 2009.

FOREIGN SUBSIDIARIES

The assets and liabilities of foreign operations are translated into sterling at the rate of exchange ruling at the balance sheet date. Income and expenses are translated at weighted average exchange rates for the year. The resulting exchange differences are recognised in reserves.

CLIENT MONEY

The Group holds money on behalf of clients in accordance with the Client Money Rules of the Financial Services Authority. Such monies and the corresponding liabilities to the clients are included in the balance sheet as disclosed in the notes.

PROVISIONS FOR LIABILITIES AND CHARGES

A provision is recognised when the company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

SHARE-BASED PAYMENT

The cost of employees’ services received in exchange for the grant of rights under an equity-based employee compensation scheme is measured by reference to the fair value of the equity instruments at the date of the grant. Fair value of the equity instruments at the date of the grant is determined by an external valuer using an appropriate pricing model or using recent arm’s length market transactions.

The Group provides a loan to the employees to purchase the equity instruments through an Employee Benefit Trust at the price equal to the fair value of the equity instruments at the date of the grant.

The cost of employees’ services received in exchange for the grant of rights under the equity-based employee compensation scheme is nil, ie. being the fair value of equity instruments less the purchase price.

There is therefore no charge to the Profit and Loss Account in accordance with FRS20 — Share-based Payment.

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

1	PRINCIPAL ACCOUNTING POLICIES — (Continued)

SOFTWARE DEVELOPMENT COSTS

Software development costs are capitalised in accordance with the accounting policy given below. Initial capitalisation of costs is based on management’s judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalised management makes assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. At 31 December 2009, the carrying amount of capitalised development costs was £3,810,879 (2008: £4,203,332).

GOODWILL

Positive goodwill arising on acquisitions is capitalised and classified as an asset on the balance sheet and amortised on a straight line basis over its useful economic life up to a presumed maximum of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

2	POST BALANCE SHEET EVENTS

On 5 February 2010, the entire issued share capital of ODL Canada Limited was sold for a total consideration of £1, reflecting the Net Asset Value of the company on that date.

On 30 June 2010, it has been agreed in principle that the intercompany loan to ODL IT Services Limited of £4,311,070 would be forgiven by ODL Group Limited and that ODL IT Services Limited would be wound up before 31 December 2010.

On 30 March 2010, the subordinated loan of £6,500,000 to ODL Securities Limited was converted into 6,500,000 ordinary £1 shares, issued at par value to its immediate parent company, ODL Group Limited to strengthen ODL Securities Limited’s balance sheet and regulatory capital.

On 1 May, 2010 terms were agreed with FXCM Holdings LLC (“FXCM”) for the acquisition of the entire issued share capital of ODL Group Limited in return for a 3.5% equity interest in FXCM and the potential for an additional 3.5% equity interest based on performance for the 12 month period subsequent to closing. ODL Securities also entered into a white label arrangement at the same time with FXCM to provide trading execution services in the interim period prior to closing. The acquisition was completed on 1 October 2010. On 1 October 2010, the Group also received a capital injection of £6,259,999 which consists of £5,000,000 in ordinary shares and £1,259,999 in share premium.

Management is reviewing the usefulness of the capitalised software development cost and may make provisions in the future.

An announcement was made by the UK Government in the Emergency Budget on 22 June 2010 that legislation is to be introduced in the Finance (No. 2) Act 2010 to reduce the main rate of corporation tax from 28% to 27% with effect from 1 April 2011. The Finance (No. 2) Act 2010 was enacted following Royal Assent on 27 July 2010. As part of the Emergency budget the UK Government also announced that it is intended to reduce the main rate of corporation tax further by 1% per annum falling to 24% with effect from 1 April 2014. The directors estimate that the effect of these changes will be to reduce the company’s deferred tax asset by a maximum of £528,213. The losses are likely to be recovered at 24%.

The Group extended the terms of the Employee Facility Agreement for ODL shares so that the agreement only requires the facility to be repaid once FXCM is sold to third party or listed on a recognised stock

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

exchange instead of when the sale of the controlling interest occur. The total loan amount outstanding as at 30 June 2010 was £2,322,599 over 198,638 ODL shares (which as a result of acquisition of ODL by FXCM, are now over FXCM shares). The directors consider it has been impracticable to determine at this stage the financial effect of this modification.

On 1 October 2010 the company transferred certain trade debtors with a gross value of £12.6 million to the former shareholders of the Group. The directors consider that these receivables which have been included in the interim accounts at £nil have no recoverable value.

3	TRADING INCOME

The Group’s trading income comprises a single segment; foreign exchange and derivatives trading and related broking activities, and is sourced from the UK to global customers.

	2009	2008
	£	£

Trading revenues	25,933,756	39,782,549
Interest income	1,201,562	2,605,515
MTM loss on unlisted investments and warrants	(393,546)	(503,573)
Other income (which includes FX gains/losses)	823,692	1,010,726

	27,565,464	42,895,217

4	OPERATING LOSS

	2009	2008
	£	£

OPERATING LOSS IS STATED AFTER CHARGING:
Auditors’ remuneration:
— as auditors	438,715	441,036
— taxation services	43,573	40,188
— other services	3,163	29,375
Operating Leases:
— land and buildings	1,168,311	965,335
Write off of assets in relation to software development	—	890,430
Write off of goodwill	—	4,242,053
Foreign currency translation losses on the over hedging of net investments	—	3,120,000
Commissions due to third parties	1,056,143	587,960
Provision for settlement of software agreement dispute	—	300,000
Depreciation (note 9)	3,085,086	2,896,134

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

5	EXCEPTIONAL ITEMS

	2009	2008
	£	£

Recognised below operating loss:
Gain on sale of subsidiary	—	92,952
Write down of assets/costs in relation to closure of trading desks	(1,320,498)	—

	(1,320,498)	92,952

6	EMPLOYEES

	2009	2008
	£	£

STAFF COSTS INCLUDING DIRECTORS EMOLUMENTS:
Wages and Salaries	9,556,659	11,135,846
Social security costs	1,194,543	1,681,832

	10,751,202	12,817,678

	No.	No.

AVERAGE NUMBER EMPLOYED INCLUDING DIRECTORS
Trading	87	108
Information technology	35	43
Management and administration	59	61

	181	212

7	INTANGIBLE FIXED ASSETS

ODL
GOODWILL	Capital
£

Cost
At 1 January 2008	4,067,278
Write off / impairment	(4,067,278)

At 31 December 2008	—

Amortisation
At 1 January 2008	(52,689)
Charge for the year	(158,068)
Write off / impairment	210,757

At 31 December 2008	—

Net Book Value
At 31 December 2008	—

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

8	TAXATION

	2009	2008
	£	£

(a) TAX CHARGE BASED ON THE LOSS FOR THE YEAR
Current tax:
UK Corporation tax on results of the year	325,188	—
Adjustments in respect of prior years	(359,194)	194,781
Foreign tax	22,550	1,385,967

	(11,456)	1,580,748
Deferred tax:
Deferred tax credit for the year (see notes 11 and 13)	(3,908,291)	(135,287)

	(3,919,747)	1,445,461

(b) FACTORS AFFECTING TAX CHARGE FOR THE YEAR
The tax assessed for the year is different from the standard rate of corporation tax in the UK (2009:28%; 2008:28.5%). The differences are explained below:
Loss before taxation	(15,294,395)	(5,729,917)

UK Corporation tax thereon	(4,282,431)	(1,633,026)
Depreciation in excess of capital allowances	220,171	306,702
Expenses not deductible for tax purposes	403,657	81,049
Differing rates of overseas tax	—	372,519
Differing rates on tax losses carried back	5,860	—
Utilisation of brought forward tax losses	(148,742)	—
Unutilised losses carried forward	3,776,280	2,235,923
Provision for tax on loans to EBT	340,188	—
Other timing differences	32,755	22,800
Prior year adjustment	(359,194)	194,780

Current tax (credit)/charge	(11,456)	1,580,747

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

9	TANGIBLE FIXED ASSETS

			Furniture,
	Leasehold	Motor	Fixtures and	Computer	Software
	Improvements	Vehicles	Fittings	Equipment	Development	Total
	£	£	£	£	£	£

COST
1 January 2009	2,528,202	41,854	692,466	10,460,167	6,659,856	20,382,545
Additions	174,757	—	—	781,523	1,138,173	2,094,453
Disposals	—	—	—	—	(802,278)	(802,278)

31 December 2009	2,702,959	41,854	692,466	11,241,690	6,995,751	21,674,720

DEPRECIATION
1 January 2009	627,092	20,006	463,354	5,163,285	2,456,524	8,730,261
Charge for the year	291,509	10,464	100,363	1,630,033	1,052,717	3,085,086
Disposals	—	—	—	—	(324,369)	(324,369)

31 December 2009	918,601	30,470	563,717	6,793,318	3,184,872	11,490,978

NET BOOK VALUE
31 December 2009	1,784,358	11,384	128,749	4,448,372	3,810,879	10,183,742

At the year-end the Group had capital commitments of £Nil (2008 — £Nil).

Included within the cost of computer equipment is £2,421,532 in respect of assets acquired under a finance lease (2008 — £2,421,532). The amount of depreciation charged in respect of such assets for the year was £189,473 (2008 — £212,574). Cumulative depreciation as at 31 December 2009 was £402,047 (2008- £212,574).

Included within computer software is £231,493 in respect of assets acquired during the year but not brought into use as at 31 December 2009 (2008 — £1,341,275). No depreciation has therefore been charged on these assets within the year.

			Furniture,
	Leasehold	Motor	Fixtures and	Computer	Software
	Improvements	Vehicles	Fittings	Equipment	Development	Total
	£	£	£	£	£	£

COST
1 January 2008	2,238,532	41,854	808,473	9,152,141	5,714,855	17,955,855
Additions	289,670	—	67,724	2,277,824	1,391,953	4,027,171
Write off / impairment	—	—	(183,731)	(969,798)	(446,952)	(1,600,481)

31 December 2008	2,528,202	41,854	692,466	10,460,167	6,659,856	20,382,545

DEPRECIATION
1 January 2008	374,468	9,543	378,803	3,534,146	1,687,016	5,983,976
Charge for the year	252,624	10,463	151,829	1,629,139	852,079	2,896,134
Write off / impairment	—	—	(67,278)	—	(82,571)	(149,849)

31 December 2008	627,092	20,006	463,354	5,163,285	2,456,524	8,730,261

NET BOOK VALUE
31 December 2008	1,901,110	21,848	229,112	5,296,882	4,203,332	11,652,284

10	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

The financial assets at fair value through profit and loss consist of (i) listed equity securities that the Group holds as hedges to its portfolio of contracts for difference and (ii) unlisted securities that it holds consisting primarily of equity shares. The fair value of listed securities is determined based on quoted prices in active markets for identical assets, accessible by the Group at the measurement date. The fair value of

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

10	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS — (Continued)

unlisted is determined based on quoted prices for similar assets in markets that are not active, or other observable inputs other than quoted prices.

	Listed	Unlisted	Total
	£	£	£

1 January 2009	4,995,562	404,358	5,399,920
Additions	9,016,246	—	9,016,246
Market value adjustment recognised in the profit and loss account	(64,831)	(393,546)	(458,377)
Disposals	(3,516,451)	(10,812)	(3,527,263)

31 December 2009	10,430,526	—	10,430,526

1 January 2008	4,747,318	661,719	5,409,037
Additions	5,041,850	246,213	5,288,063
Market value adjustment recognised in the profit and loss amount	(215,908)	(503,573)	(719,481)
Disposals	(4,577,698)	—	(4,577,698)

31 December 2008	4,995,562	404,359	5,399,920

11	DEBTORS

	2009	2008
	£	£

Amounts falling due within one year:
Deferred tax	3,697,489	—
Corporation tax receivable	1,377,647	1,023,538
Trade debtors	15,855,952	24,441,158
Prepayments and accrued income	1,681,161	2,949,943

	22,612,249	28,414,639

Trade debtors include amounts owed by customers, where the amounts owing are fully collateralised. The assets belonging to the customers, used to collateralise these balances, are not held on the balance sheet. Included within creditors are commissions held back as collateral against the above of £1,013,700 (2008-£582,579). The amount is shown net of a bad debt provision of £7,224,097 (2008: £ Nil).

The movement in provisions follows:

£

As at 31 December 2008	—
Provisions	7,224,097

As at 31 December 2009	7,224,097

Of the £7.2m provision above £5.1m was against a specific counterparty and £0.8m was a provision in respect of irregular payments made to an employee that the Group is seeking to recover.

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

11	DEBTORS — (Continued)

The following table includes an analysis of financial assets by credit quality:

	2009	2008
	£	£

Total neither past due nor impaired	10,164,743	28,414,639
Past due-not impaired	—	—
Past due-impaired	12,447,506	—

	22,612,249	28,414,639

Past due-not impaired are debtors outstanding less than 3 months.

Past due-not impaired are debtors outstanding over 3 months.

	2009	2008
	£	£

Deferred tax is made up of:
Decelerated capital allowances	484,092	(225,601)
Unutilised tax losses	3,213,397	44,800

	3,697,489	(210,801)

	2009	2008
	£	£

Movement in deferred tax:
Balance at the start of the year	(210,801)	(346,088)
Origination and reversal of timing differences	(3,908,290)	110,301
Recognition of previously unrecognised deferred tax assets	—	22,400
Changes in tax rates and tax laws	—	2,546

	3,697,489	(210,801)

The Directors believe that the actions taken to minimise all risks going forward and the acquisition of the Group by FXCM Holdings LLC will ensure that the Group will be able to manage its business risk successfully in the coming months. This will enable the Group to continue to enhance its market position and grow its business to generate sufficient trading profits in future years for the Group to utilise the trading losses carried forward. Hence, the full deferred tax asset was recognised in the 2009 financial statements.

With regard to the unrecognised deferred tax assets, it was not considered more likely than not that there would be sufficient profits/gains in future years against which the capital losses in ODL Securities Limited, the excess management expenses in ODL Group Limited, or the trading losses in ODL IT Services Limited could be relieved. Therefore, deferred tax asset of £1,193,508 (2008: £2,000,599) was not recognised in respect of these losses.

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

12a)	CREDITORS: amounts falling due within one year

	Group	Group
	2009	2008
	£	£

Bank overdraft	122,119	115,844
Trade creditors	185,377,212	157,981,273
Short equity positions	1,557,261	149,523
Corporation tax payable	340,188	86,346
Obligations under finance leases and hire purchase agreements (note 23)	250,401	879,986
Other taxation and social security	282,372	391,508
Other creditors	6,041,574	1,161,184
Accruals and deferred income	4,009,207	4,685,445

	197,980,334	165,451,109

Trade creditors include customer balances of £168,940,115 (2008: £125,170,776).

12b)	CREDITORS: amounts falling due after more than one year

	Group	Group
	2009	2008
	£	£

Obligations under finance leases and hire purchase agreements (note 23)	27,476	277,878

13	PROVISIONS FOR LIABILITIES AND CHARGES

	2009	2008
	£	£

Deferred taxation:
1 January	210,801	346,088
Utilised during the year	(210,801)	(135,287)

31 December	—	210,801

14	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The Group’s principal financial instruments, which are held in subsidiaries of the company, other than derivative transactions, comprise cash balances with brokers and customers, and other debtors or creditors that arise through the normal course of business. Derivative transactions with brokers are entered into in the normal course of business in order to hedge market exposures resulting from derivative transactions placed by customers.

Fair Values

There are no significant differences between the fair value of the Group’s financial assets and liabilities and their carrying value in the balance sheet.

Included in Financial assets at fair value through profit and loss are assets, categorised as Level I, valued at the quoted market price of £10,430,526 (2008: £4,995,561) and assets, categorised as Level II, valued at costs except where the board believe that there has been a diminution in value of £Nil (2008: £404,359). There have been no Investments held where the basis of valuation has changed during the year.

Included in Creditors are short equity positions where the valuation is based on the quoted open market price of £1,557,261 (2008: £149,523).

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

14	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS — (Continued)

The fair value of the Group’s financial assets and liabilities analysed into appropriate categories, including assets held on behalf of customers on a segregated basis is as follows:

	2009	2008
	£	£

FINANCIAL ASSETS
Financial assets at fair value through profit and loss	10,430,526	5,399,920
Receivables	22,612,249	28,414,639
Cash and cash equivalents	165,612,366	142,383,901

	198,655,141	176,198,460

The Group’s largest credit exposure to any bank at 31 December 2009 was £24,195,492 or 15% of the exposure to all banks and clearers (2008: £34,506,586). The group has no significant exposure to any one particular client in 2009 and 2008. The balance of cash and cash equivalents will fluctuate over the course of the reporting period.

	2009	2008
	£	£

FINANCIAL LIABILITIES
Payables: Current Liabilities	197,980,334	165,451,109

Interest rate profile of financial instruments

The interest rate risk profile of the Group’s financial assets and liabilities at the balance sheet date was as follows:

	Financial Assets			Financial Liabilities
	Floating	Nil		Floating	Nil
	Rate	Rate	Total	Rate	Rate	Total
	£	£	£	£	£	£

2009:
Sterling	46,135,133	9,462,916	55,598,049	66,442,718	10,424,798	76,867,516
US Dollars	76,709,675	760,898	77,470,573	79,332,917	330,270	79,663,187
Euros	28,187,156	10,259,730	38,446,886	15,939,701	—	15,939,701
Other	16,350,419	10,789,214	27,139,633	25,341,256	168,674	25,509,930

	167,382,383	31,272,758	198,655,141	187,056,592	10,923,742	197,980,334

2008:
Sterling	74,425,229	—	74,425,229	54,915,333	9,129,758	64,045,091
US Dollars	62,704,052	—	62,704,052	90,242,295	244,440	90,486,735
Euros	24,619,578	215,590	24,835,168	8,413,733	—	8,413,733
Other	—	14,234,011	14,234,011	—	2,505,550	2,505,550

	161,748,859	14,449,601	176,198,460	153,571,361	11,879,748	165,451,109

The floating rate financial instruments comprise cash at bank on which interest is earned at bank base rates and amounts due to and from customers and brokers on which interest is paid and received based on

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

14	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS — (Continued)

LIBOR. Nil rate financial instruments comprise other debtors and creditors on which no interest is received or paid.

All financial instruments mature within one year. The following sensitivity analysis shows the potential impact of significant market moves on revenue. The percentage applied is based upon the Group’s assessment of movements in the relevant markets and is considered to represent a single day’s movement that could be reasonably possible. It does assume that all market positions held by the Group would be affected in the same way and does not take account of any remedial action taken to manage risk that would be undertaken at the time.

		Market	Potential
	Exposure	Movement	Revenue
	2009	Applied	Impact
	£	%	£

ASSET CLASS
Equity Products	11,329,740	10%	1,132,974
Foreign Exchange	43,177,572	2%	863,551
Commodities	2,481,197	20%	496,239

	56,988,509		2,492,764

		Market	Potential
	Exposure	Movement	Revenue
	2008	Applied	Impact
	£	%	£

ASSET CLASS
Equity Products	8,590,385	10%	859,039
Foreign Exchange	63,461,713	2%	1,269,234
Commodities	1,869,463	20%	373,893

	73,921,561		2,502,166

Currency Risk

The functional currency of the Group is sterling. The net monetary assets and liabilities analysed by currency at the balance sheet date were as follows:

	2009	2008
	£	£

Sterling	(21,269,467)	10,380,138
US Dollars	(2,192,614)	(27,782,683)
Euros	22,507,185	16,421,435
Other currencies	1,629,703	11,728,461

	674,807	10,747,351

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

15	CALLED UP EQUITY SHARE CAPITAL AUTHORISED

	2009	2008
	£	£

111,098,535 ordinary shares of £0.01 each	1,110,985	1,110,985
238,971,150 deferred shares of £0.01 each	2,389,712	2,389,712

	3,500,697	3,500,697

ALLOTTED AND CALLED UP
Ordinary shares of £0.01 each at 1 January	32,207	32,175
Issued during the year	271	32

At 31 December	32,478	32,207
Deferred shares of £0.01 each at 1 January	2,005,460	2,005,460
Issued during the year	—	—

At 31 December	2,005,460	2,005,460

Total at 31 December	2,037,938	2,037,667

On 26 May 2006, there was a re-organisation of share capital, pursuant to which each issued and un-issued ordinary share of £1 each was sub-divided and re-designated as one ordinary share of £0.01 each and ninety nine deferred shares of £0.01 each. On that date the authorised share capital of the Group was increased to £3,500,000.

The Deferred Shares shall entitle the holders to the following rights:

(a) no right to receive any dividend or other distribution;

(b) on a return of capital in a liquidation but not otherwise, the right to receive only the amount paid up on each Deferred Share but only after the holder of each Ordinary Share shall have received £100,000,000 per Ordinary Share and the holders of Deferred Shares shall not be entitled to any further participation in the assets or profits of the Company;

(c) no right to receive notice of, or to attend or vote at, any general meeting of the Company.

The Group funds each of its operating subsidiaries with sufficient capital to ensure it is able to meet its regulatory obligations on a daily basis, in the UK, US and Japan. In doing so, the Board of Directors believe that the interests of all stakeholders, including customers and shareholders, are fully protected. Account is taken of all potential events that could have an impact on that capital.

Controls are in place to constantly monitor the level of capital and the regulatory requirements of the activities within each company. These requirements are based on the level of risk evident in each subsidiary. Primarily they are influenced by the level of market risk and credit risk taken on by the subsidiaries, but additionally by the operational risks, inherent in the markets in which the Group operates.

Capital is provided in the subsidiaries, in the form of share capital and subordinated loans from the Company. When additional capital has been required at any time, further capital has been injected. It is the Board’s policy to maintain the capital within the Company at such a level that enables additional funding of subsidiaries to be made when required. Should there be insufficient capital to inject into a subsidiary, then the activities, and hence the risks undertaken, in that subsidiary would be reduced to ensure that regulatory obligations continue to be met.

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

16	SHARE PREMIUM ACCOUNT

£

At 1 January 2008	21,239,745
Premium on shares issued	106,400

At 1 January 2009	21,346,145
Premium on shares issued	61,405

At 31 December 2009	21,407,550

17	EBT RESERVE ACCOUNT

£

At 1 January 2008	3,305,024
Movement during year	—

At 1 January 2009	3,305,024
Movement during year	—

At 31 December 2009	3,305,024

18	PROFIT AND LOSS ACCOUNT

£

At 1 January 2008	9,109,548
Retained loss for the year	(7,175,378)

At 1 January 2009	1,934,170
Retained loss for the year	(11,374,648)

At 31 December 2009	(9,440,478)

19	RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS

£

At 1 January 2008	29,081,905
Retained loss for the year	(7,175,378)
Movement in share capital (note 15)	32
Movement in share premium (note 16)	106,400
Movement in revaluation reserve	(102,002)

At 1 January 2009	21,910,956
Retained loss for the year	(11,374,648)
Movement in share capital (note 15)	271
Movement in share premium (note 16)	61,405
Movement in revaluation reserve	233,089

At 31 December 2009	10,831,073

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

20	RECONCILIATION OF OPERATING LOSS TO CASH INFLOW FROM OPERATING ACTIVITIES

	2009	2008
	£	£

Operating loss	(13,973,897)	(5,822,870)
Depreciation (note 9)	3,085,086	2,896,134
Loss from current asset investments	458,377	719,481
Write-off of fixed assets	—	267,614
Net payment relating to current asset investments	(5,488,983)	(710,354)
Closure costs of trading desk	(1,302,498)	—
Amortisation of intangible asset	—	158,068
Decrease/(increase) in debtors	10,902,327	(10,490,486)
Increase in creditors and provisions	32,177,851	22,202,069

Cash inflow from operating activities	25,840,263	9,219,656

21	RECONCILIATION OF NET CASH INFLOW TO MOVEMENT IN NET FUNDS

	2009	2008
	£	£

1 January	141,110,193	139,059,429
Increase in cash for the year	23,228,465	1,059,137
Settlement of finance lease liabilities	879,986	580,876
Bank overdraft	(6,275)	470,751

Net funds at 31 December	165,212,369	141,110,193

22	ANALYSIS OF CHANGE IN NET FUNDS

	At
	Beginning of	Cash	At End of
2009	Year	Flows	Year
	£	£	£

Cash at bank and in hand	142,383,901	23,228,465	165,612,366
Finance lease liabilities	(1,157,864)	879,986	(277,878)
Bank overdraft	(115,844)	(6,275)	(122,119)

Net funds	141,110,193	24,102,176	165,212,369

	At
	Beginning of	Cash	At End of
2008	Year	Flows	Year
	£	£	£

Cash at bank and in hand	141,324,764	1,059,137	142,383,901
Finance lease liabilities	(1,678,740)	520,876	(1,157,864)
Bank overdraft	(586,595)	470,751	(115,844)

Net funds	139,059,429	2,050,764	141,110,193

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

22	ANALYSIS OF CHANGE IN NET FUNDS — (Continued)

Net funds are analysed as follows:

	2009	2008
		£
	£

Own funds	6,343,365	11,966,757
Client funds	159,146,882	130,301,300
Finance lease liabilities	(277,878)	(1,157,864)

	165,212,369	141,110,193

23	ANNUAL OBLIGATIONS UNDER OPERATING AND FINANCE LEASES AND HIRE PURCHASE CONTRACTS

At 31 December the company had annual commitments under non-cancellable operating leases expiring:

	2009	2008
	£	£

Land and buildings:
Within one year	510,870	—
Greater than five years	403,449	689,648

	914,319	689,648

This relates to the contract for rent and works contributions on the 10 year lease signed on 8th Floor, 10 Lower Thames Street, and also for the co-terminus 9 year lease signed on part of the 5th Floor, 10 Lower Thames Street.

	2009	2008
	£	£

Computer equipment:
Within one year	58,635	—
Between one and five years	109,635	560,734

	168,270	560,734

Amounts due under finance leases and hire purchase contracts:

	2009	2008
	£	£

Within one year	250,401	879,986
Between one and five years	27,476	277,878

	277,877	1,157,864

24	SHARE-BASED PAYMENTS

The Group gives to certain executives and employees of subsidiaries, the opportunity to acquire shares in the Group. Whilst the Group has no cash or financial obligations to any party in respect of any shares granted by the Group, the services in return for which such shares are granted include services provided to those subsidiaries. The purchase price is funded by a loan applied for the benefit of the relevant employees by an Employee Benefit Trust whose funds are provided by the Group. There are no cash settlement alternatives.

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

24	SHARE-BASED PAYMENTS — (Continued)

Although the employees become the beneficial owner of the Group’s shares on the date of the grant, the employees will not be permitted to sell or charge the shares within the first three years from the date of the grant. Until such time as employees have repaid the loan, the employees will not be entitled to exercise their votes in respect to the Group’s shares. Nor will they be entitled to receive dividends in cash until that time.

The total charge for the year relating to the share-based payment plan is £nil (2008 — £nil) as the fair value of the equity instruments at the date of the grant is equal to the purchase price paid by the employees.

A table detailing the shares outstanding as at 31 December is shown below:

	2009	2008
	Shares	Shares

Outstanding as at 1 January	209,211	209,211
Granted during the year	—	—
Forfeited during the year	—	—

Outstanding as at 31 December	209,211	209,211

25	RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Group undertakes transactions on behalf of certain members of management and their close families. The transactions are undertaken on a normal arm’s length basis on the same terms available to other members of staff and comply with the FSA’s guidance as to model personal account dealings. Amounts included in client balances at 31 December 2009 attributable, in aggregate, to key management were £82,637 (2008: £51,227).

26	CHARGES ON ASSETS

The Royal Bank of Scotland holds a fixed charge dated 10 June 2004 over all right, title and interest to the ODL Securities Limited Margin Account and all sums standing to the credit thereof as security for the payment of secured obligations.

	2009	2008
	£	£

The value of these at 31 December	5,428,167	462,541

27	CONTINGENT LIABILITIES

The Group had no contingent liabilities at the balance sheet date.

28	COLLATERAL

The Group receives and pledges non-cash collateral in the form of equity shares. The market value of non-cash collateral at the end of the year was as follows:

	2009	2008
	£	£

Received and pledged in respect of CFD margin accounts	6,848,306	7,354,900

The Group accepts collateral from clients in the form of share or other securities which mitigate the Group’s credit risk. Clients retain title to the securities lodged whilst their trading account is operating normally, but are required to sign a collateral agreement which will allow the Group to take title and sell the securities in the event of the client defaulting on any margin obligation.

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

29	ULTIMATE CONTROLLING PARTY AND PARENT UNDERTAKING

Gardenparty Limited, a company incorporated in the Isle of Man owns 51.4% of the issued equity share capital of ODL Group Limited.

The ultimate controlling party is IFX Trust.

30	TRANSACTION WITH DIRECTOR

During the year ending 31 December 2008, the group disposed of its investment in ODL Monaco SAM to John Paul Thwaytes, a director of the company. Transactions entered into, and balances outstanding at 31 December 2008 are as follows:

ODL Monaco SAM
£

Gain on sale of subsidiary	154,185

Write down of loan	61,232

Amount owed by John Paul Thwaytes	279,955

31  FINANCIAL RISK MANAGEMENT

Risks faced by the Group fall under the following categories:

•	Market risk, including interest rate risk in the trading book

•	Credit risk

•	Operational risk

•	Liquidity risk

•	Strategic (or business) risk

•	Reputational risk

Each of these risks is described below:

Market risk

The most significant risk on a day to day basis is Market Risk. This is the risk that:

•	exposures to market price fluctuations inherent in the positions held by the Group, are excessive in comparison with the capital held within the business such that an adverse move in the pricing of those positions, could cause a material loss to arise; and

•	the hedging strategies adopted by the business to limit its exposure to fluctuations in market prices of the positions it holds prove to be flawed.

During 2008 the group was over hedging FX positions. This was rectified in 2009 and stricter guidelines set for the hedging of FX positions.

Market risk is managed principally by:

•	the regular setting and review by the Risk Committee of dealing mandates with ratification by the Board of Directors, that is the amount the Group is willing to risk and hence the size of its allowed proprietary positions; and

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

31  FINANCIAL RISK MANAGEMENT — (Continued)

•	the continuing monitoring of adherence to these mandates and limits: and

•	the daily production for senior management of information on dealing profitability.

Given the volatility of earnings experienced in early 2009 and the losses incurred, the Board has taken the decision to reduce the level of market risk it is prepared to accept. The result of this is that for a larger proportion of our business, no market risk will be taken as positions arising directly from client activity will be hedged directly with our counterparties, thus improving the quality of earnings by reducing volatility, in removing exposures to market fluctuations. The Board consider the revised levels of exposure now being taken and those planned to be taken to be acceptable in the overall risk framework of the business and its business model.

Credit risk

Within the Group, credit risk is the risk that:

•	a bank will be unable to repay the monies deposited with it;

•	a market counterparty through which the Group hedges its exposures, will be unable to settle the deals made through it or to repay the monies that it is holding on the Group’s account;

•	a customer is unable to make good a deficit on his account brought about by losses, whether created by utilising a credit allocation or by incurring losses at such a rate that the margin held on the account proves to be insufficient; or

•	a customer, a counterparty or a bank to which the Group has a large exposure relative to its capital fails.

The Group is therefore exposed to counterparty, credit and concentration risk.

These risks are managed in the main by:

•	the establishment and operation of standard margining rules for all clients by the Credit Committee with ratification by the Board;

•	the setting and regular review of specific margining rules and credit limits by the Credit Committee and their subsequent reporting to the Board;

•	the continuous monitoring of credit exposures and by the use of segregated accounts;

•	all credit lines offered are discussed and approved by the Credit Committee;

•	clear and consistent rules have been established regarding the closing out of customer positions in the event of customer losses;

•	customer losses are regularly reviewed and, if significant, further proofs of supporting funds are requested;

•	the creditworthiness of all new counterparties and banks is analysed by the Credit Committee;

•	the creditworthiness of all existing counterparties and banks is reviewed annually or semi annually, dependant on the nature of the customer and notification limits for debit balances are set by the Credit Committee;

•	balances with counterparties are reconciled and settled daily; and

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

31  FINANCIAL RISK MANAGEMENT — (Continued)

•	all customer funds nominated for segregation are held in segregated bank accounts.

The market place in which the Group operates is centred on giving clients leverage to trade products. The Group grants credit to a very small number of clients to allow them to trade without depositing the entire initial margin, and additionally, the clients are not called for running losses until the amount due exceeds the credit limit, which means their losses can come up to the credit line limit without resulting in a margin call. The risk appetite will be impacted by the nature of specific clients and the products that they trade.

Historically, the occurrence of bad debts tended to be caused by specific control failures which were addressed, rather than a lack of understanding of relevant risk or the means of measuring it. As stated above, following the year end, a review of trade receivables and current assets and the management of credit risk was undertaken. Weaknesses in the management of credit risk were uncovered, which resulted in the recoverability of certain receivables and assets being reassessed and credit controls being significantly strengthened.

Operational risk

The Group has internal processes in place to alleviate the different forms of operational risk it is exposed to. Principally, these risks can be summarised as follows:

•	Financial Risk

•	IT Risk

•	Legal and Compliance Risk

•	People Risk

Operational risk is managed generally by:

•	the determination of operational processes in all areas within the business and the establishing of policies aimed at building and strengthening the controls around those processes; and

•	the implementation of those controls covering the organisational and informational processes set out in those policies.

More specifically:

Financial Risk is the risk that incorrect or untimely reporting of financial information results in:

•	the business’s financial position being incorrectly stated;

•	the Group failing to meet its regulatory capital requirements;

•	the Group’s financial forecasting being deficient, resulting in inadequate resources being available; and

•	the Group’s customer funds are not segregated in the correct manner.

The following controls are used to measure and manage these risks:

•	daily and monthly financials produced for review by senior management;

•	semi annual budgetary process involving all areas of the business with a review process and sign off that involves “buy-in” from all;

•	variances between amounts budgeted and actuals reported, investigated and explained;

•	formal reconciliation procedures over all trading and non trading processes and balances;

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

31  FINANCIAL RISK MANAGEMENT — (Continued)

•	the Capital Resources and Resources Requirement prepared and distributed daily and any major movements or large uses of capital are investigated; and

•	segregated accounts reconciled daily.

IT Risk is the risk arising from:

•	IT technology that is insufficiently adequate for its intended purposes;

•	an IT strategy that is flawed in its conception of what is required or what are the processes required to implement it;

•	failure in the implementation of an IT strategy or specific IT projects, including the risk that an essential improvement to a system, will not deliver the functionality as expected or on time;

•	the compromising of the security surrounding the Group’s systems; and

•	failure of the Group’s systems themselves.

Legal and Compliance Risk is the risk of the Group:

•	breaking the law or not complying with regulations, industry requirements, ethical standards or industry prescribed practices, including treating customers fairly, either deliberately or accidentally because its understanding of the law or the regulations is incomplete or not up to date;

•	breaching a law or a regulation relating to money laundering or other financial crimes; and

•	failing to enforce a contractual obligation against a counterparty.

The Group manages theses risks by utilising the following controls:

•	the Compliance and Human Resources Departments maintain documented policies and procedures to assist with the management of these risks;

•	compliance staff are recruited with appropriate experience to ensure that compliance issues are handled promptly and correctly;

•	professional advisers are utilised to ensure legal developments in all areas and amendments to regulatory requirements are identified and the appropriate action taken in good time;

•	professional advisers are encouraged to be pro-active in highlighting legislative and regulatory developments; and

•	the training of staff throughout the Group is continuous to ensure that they are enabled with the knowledge of all legislative and regulatory developments.

People Risk is the risk of:

•	the management of the Group becomes stretched and unable to operate efficiently;

•	employment or workplace practices are inadequate for the purpose intended;

•	the standard of employees within the Group is inadequate;

•	recruitment policies within the Group are flawed;

•	staff become ineffective or de-motivated;

•	key staff leaving at short notice resulting in the loss of specific skills and knowledge;

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

31  FINANCIAL RISK MANAGEMENT — (Continued)

•	employees act in a criminal or malicious way; and

•	the business breaking health and safety regulations or employment law.

The Group uses the following controls to measure and manage these risks:

•	the management structure is dictated by the Board, which itself includes independent non-executive directors

•	the structure is layered involving board directors with responsibility for specific areas and a series of committees designed to ensure control procedures operate effectively, thus ensuring that there is effective communication and control within the business;

•	HR policies are in place and are communicated to all staff;

•	staff are appraised on an annual basis;

•	staff training is administered and recorded by the HR Department;

•	all directors and other key personnel are on 3 or more months notice;

•	HR staff are recruited with appropriate experience to ensure that all HR issues are handled in the right manner;

•	staff are recruited in accordance with documented procedures, with references and credit checks taken on every occasion;

•	segregation of duties is embedded within the business; and

•	compulsory staff holidays are enforced by written procedures.

Liquidity risk

The nature of its business requires the Group to enter into and settle trades at short notice and to have the funding in place to do so. The Group is therefore exposed to liquidity risk.

Historically, the Group has not experienced any material costs relating to liquidity risk. The Board considers the likelihood of a material loss occurring to be remote.

The following controls are used to measure and manage this risk:

•	a range of counterparties, with whom regular meetings are held to provide them with up to date information on the Group’s financial position and control environment, are used to ensure the continuance of settlement facilities on competitive terms;

•	constant review of lines in place and the terms offered to the Group’s customers; and

•	a project to implement a Management Information System is in process, this should include a newly developed working capital report.

The Group’s assessment of its liquidity risk exposure is that:

•	the business is currently debt free with sufficient funds generated by its own capital, allied with non-segregated customer funds;

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

31  FINANCIAL RISK MANAGEMENT — (Continued)

•	although the conditions evident in the current market place would make it more difficult, should the Group have a requirement to borrow funds, the acquisition by FXCM Holdings LLC will provide the necessary liquidity should it be needed; and

•	overall, the level of risk specifically relating to liquidity is assessed as low. Most of the scenarios where the Group would potentially suffer failure because of a lack of liquidity, would be from events relating to operational, credit and market risk. There is however the risk that events outside the control of the Group may impact on overall market liquidity and while the likelihood of such events taking place in the near future have reduced in recent times, nevertheless the risk still exists. There would in those circumstances be the need to raise additional funds to provide liquidity.

Strategic risk

The Group faces the risk that the strategy it has adopted will be poorly executed or that it will not be sufficient to cope with major changes in the constantly changing sector in which it operates. It also faces the risk that the implementation of a change in strategy may have an impact on the controls put in place to manage risk.

The following controls are used to measure and manage this risk:

•	the ODL Group is managed by the board of ODL Group Limited. The board includes two independent non-executive directors, John-Paul Thwaytes and Sean Park, both with extensive experience in the Financial Services industry. The board meets on a regular basis, at least every three months, with ad hoc meetings in between to discuss specific issues. The board sets the strategic direction of the Group going forward;

•	the Company itself has regular quarterly and monthly board meetings, whilst each trading subsidiary has monthly board meetings numbering at least nine each year, aimed at ensuring that strategy is properly communicated, implemented and measured. The members of the subsidiary boards cover all areas within the business. Possible changes in the business environment that might materially affect the performance of the Group are analysed as and when required. In addition, many other meetings containing all board members take place during the year to discuss specific issues.

•	a formal budgeting process is carried out each year, ensuring that the strategy adopted is understood by all concerned, with constant comparison of performance against the budget taking place throughout the year;

•	beneath the subsidiary companies’ boards sit a number of additional committees which cover various aspects of the operation of the business. These committees ensure that the strategy is followed and that anything of significant magnitude or importance that may have an impact on the strategy of the business is reported to the board in an efficient and timely manner;

•	for each material initiative there is a formal project sign off by all relevant areas. Each project requires a sponsor and a project manager. The project is then managed against specified milestones by the New Business Committee;

•	key elements of the Group’s risk control, including a high level framework in the form of the Strategic Risk Register, are documented; and

•	the Group has a specific Risk Manager appointed to have specific responsibility for the assessment of risk within each subsidiary and at group level.

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

31  FINANCIAL RISK MANAGEMENT — (Continued)

The assessment of its strategic risk exposure is that the Group’s corporate structure and the control framework that it has implemented mean that there are significant controls in place to ensure business decisions and their implementation are documented and communicated.

Reputational risk

The reputation allied with goodwill that a business has in the sector that the Group operates is important to the future profitability of the business. A sudden loss of reputation, for whatever reason, could have an impact on the profitability of a company.

The vast majority of reasons why a business could suffer damage to its reputation arise from the risks covered above and thus the controls adopted to manage such risks also protect the Group’s reputation. There are obviously risks in addition to those set out above, including those external to the Group itself, which could damage the reputation of the Group so that it suffers a material loss. Examples of such risks could be a major fraud occurring at a direct competitor, bringing the industry into disrepute or the arrest of a senior executive for a non-business related crime.

These types of risk are virtually impossible to manage prior to an event taking place. Limiting the damage to the Group’s reputation should such an event occur, therefore would be the major thrust of risk management in this sphere.

The assessment of its reputational risk exposure is that the Group’s main exposure to reputational risk lies in events which would impact the industry in general. Whilst Public Relations activity and communication with clients would be used to limit the damage should such an event take place, there is a limit to which the risk of loss can be mitigated.

The directors, however, believe that, as historically for both the Group and the market in general, there have been no such events that have damaged the Group’s reputation and therefore the risk of incurring a material loss as a result of reputational risk is remote.

32	RECONCILIATION BETWEEN U.K. AND U.S. GAAP

The accompanying consolidated financial statements of ODL Group have been prepared in accordance with applicable accounting standards as adopted by the United Kingdom, or U.K. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. Below a discussion is presented of the principal differences between U.K. GAAP and U.S. GAAP that are significant to ODL Group’s financial statements.

(1) Software development costs

Software development expenses are capitalized under U.K. GAAP as intangible assets if they have a readily ascertainable market value. Under U.S. GAAP, preliminary stage and post implementation costs are expensed if not adding material functionality.

(2) Goodwill

Under U.K. GAAP, goodwill arising out of acquisitions is amortized on a straight line basis while under U.S. GAAP, goodwill is not amortized but reviewed for impairment. Goodwill amortized in U.K. GAAP prior to 2008 of £52,689 would have been reversed under U.S. GAAP and expensed in 2008 as part of the impairment charge of that year. The 2008 amortization charge in U.K. GAAP of £158,068 would have been included in the U.S. GAAP impairment charge.

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

32	RECONCILIATION BETWEEN U.K. AND U.S. GAAP — (Continued)

Classification changes to conform to U.S. GAAP

Exceptional items

Certain exceptional items are shown in the Group U.K. GAAP profit and loss account after operating loss. Under U.S. GAAP all of these items would be classified as operating profits or expenses.

Deferred taxation

Under U.K. GAAP, all deferred tax amounts are classified as current in the balance sheet. Under U.S. GAAP, amounts are classified as current or non-current based on the nature of the related asset or liability. As of 31 December, 2009 only £652,101 of the Group’s deferred tax asset would be classified as current under U.S. GAAP.

Profit and loss account	2009	2008
	£	£

Loss after taxation as reported in the Group profit and loss account	(11,374,648)	(7,175,378)
Adjustments to conform net income to U.S. GAAP
Capitalization of software costs(1)	252,211	(29,171)
Goodwill(2)	—	(52,689)
Deferred tax on above adjustments	(70,619)	23,330

Loss after taxation according to U.S. GAAP	(11,193,056)	(7,233,908)

Comprehensive income

Comprehensive loss under U.S. GAAP, is summarized as follows:

	2009	2008
	£	£

Loss in accordance with U.S. GAAP	(11,193,056)	(7,233,908)
Currency translation differences	233,089	(102,002)

Comprehensive loss in accordance with U.S. GAAP	(10,959,967)	(7,335,910)

Movements in other comprehensive income amounts are as follows:

Currency translation
differences
£

At January 1, 2008	Nil
Arising in the period	(102,002)

At December 31, 2008	(102,002)
Arising in the period	233,089

At December 31, 2009	131,087

ODL Group Limited

Notes to the Financial Statements — (Continued)
For the year ended 31 December 2009

32	RECONCILIATION BETWEEN U.K. AND U.S. GAAP — (Continued)

Shareholders’ funds	2009	2008
	£	£

Equity shareholders’ funds as reported in the Group balance sheet	10,831,073	21,910,956
Adjustments to conform equity to U.S. GAAP
Capitalization of software costs(1)	(742,465)	(994,676)
Deferred tax on above adjustments	212,864	283,483

Equity shareholders’ funds according to U.S. GAAP	10,301,472	21,199,763

Consolidated statements of cash flows

The consolidated statements of cash flows presented under U.K. GAAP present substantially the same information as those required under U.S. GAAP but differ with regard to the classification of items within the statements.

Under U.K. GAAP, if applicable, cash flows are presented separately for operating activities, dividends from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. U.S. GAAP, however, require only three categories of cash flow to be reported; operating, investing and financing. Under U.S. GAAP, cash paid or received for interest and income taxes would be included in operating activities and capital expenditure would be included within investing activities. Under U.K. GAAP, taxes paid are presented as a separate class of items while they are considered operating cash flows under U.S. GAAP.

The Group held £6,465,484 and £12,082,601 in cash and cash equivalents — own funds as of December 31, 2009 and 2008 respectively.

In addition the Group held £159,146,882 and £130,301,300 in cash and cash equivalents — client funds as of December 31, 2009 and 2008 respectively. Cash and cash equivalents — client funds represents cash held to fund customer liabilities in connection with foreign currency transactions. The balance arises primarily from cash deposited by customers, customer margin balances, and cash held by FX market makers related to hedging activities. A portion of the balance is not available for general use due to legal restrictions in accordance with the FSA. These legally restricted balances were £48,569,707 and £50,577,677 as of December 31, 2009 and 2008, respectively.

The categories of cash flow activity under US GAAP can be summarized as follows:

For The Year Ended 31 December:	2009	2008
	£	£

Cash inflow from operating activities	(2,455,638)	6,038,301
Cash outflow from investing activities	(3,226,650)	(4,526,187)
Cash outflow from financing activities	61,676	185,569

Increase in cash and cash equivalents	(5,620,612)	1,697,683
Effect of foreign exchange adjustments	3,495	(268,230)
Cash and cash equivalents — own funds at the start of the year	12,082,601	10,653,148

Cash and cash equivalents — own funds at the end of the year	6,465,484	12,082,601

Impact of recent changes to US GAAP

There were no recent changes to US GAAP that would have a material impact on the Company’s financial statements.

ODL Group Limited

Group Profit and Loss Account (unaudited)
For the six month periods ended 30 June

	Note	30 June 2010	30 June 2009
		£	£

Trading income	3	16,438,279	14,328,095
Administrative expenses		(25,199,849)	(24,482,776)

Operating loss	4	(8,761,570)	(10,154,681)
Exceptional items	5	—	(1,020,755)

Loss on ordinary activities before taxation		(8,761,570)	(11,175,436)
Taxation	7	(25,739)	3,730,168

Loss after taxation		(8,787,309)	(7,445,268)

All of the Group’s activities during the six month period and preceding six month period are classed as continuing.

ODL Group Limited

Group Statement of Total Recognised Gains and Losses (unaudited)
For the six month periods ended 30 June

	30 June 2010	30 June 2009
	£	£

Loss for the period	(8,787,309)	(7,445,268)
Currency translation difference on foreign currency net investments	(286,175)	283,571

Total recognised loss relating to the period	(9,073,484)	(7,161,697)

ODL Group Limited

Group Balance Sheet (unaudited)
As at

	Note	30 June 2010	31 December 2009
		£	£

FIXED ASSETS
Tangible assets	8	5,699,617	10,183,742
CURRENT ASSETS
Financial assets at fair value through profit and loss	9	193,839	10,430,526
Debtors	10	13,163,264	22,612,249
Cash at bank and in hand including short term deposits
— own funds		2,493,124	6,465,484
— client funds		112,454,819	159,146,882

		128,305,046	198,655,141
CREDITORS: amounts falling due within one year	11	(132,189,903)	(197,980,334)

NET CURRENT (LIABILITIES)/ASSETS		(3,884,857)	674,807

TOTAL ASSETS LESS CURRENT LIABILITIES		1,814,760	10,858,549
CREDITORS: amounts falling due after more than one year	11	(7,811)	(27,476)

NET ASSETS		1,806,949	10,831,073

CAPITAL AND RESERVES
Called up equity share capital	13	2,038,154	2,037,938
Share premium account	14	21,456,696	21,407,550
EBT reserve account	15	(3,305,024)	(3,305,024)
Cumulative translation reserve	17	(155,090)	131,087
Profit and loss account	16	(18,227,787)	(9,440,478)

EQUITY SHAREHOLDERS’ FUNDS	17	1,806,949	10,831,073

ODL Group Limited

Group Cash Flow Statement (unaudited)
For the six month periods ended 30 June

	Note	30 June 2010	30 June 2009
		£	£

CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	18	(50,235,211)	24,747,893
TAXATION
Corporation tax (paid)/received		(15,807)	269,554
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Payments to acquire tangible fixed assets		(305,191)	(935,523)

		(50,556,209)	24,081,924
ACQUISITION AND DISPOSAL
Net cash disposed on sale of subsidiary		(900)	—

FINANCING
Issue of ordinary share capital		49,361	—
Settlement of financial lease liabilities		(156,675)	(497,334)

(DECREASE)/INCREASE IN CASH	19	(50,664,423)	23,584,590

ODL Group Limited

Notes to the unaudited Financial Statements

1	PRINCIPAL ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention modified by the valuation of derivative transactions and listed investments.

The foreign exchange profit and loss account has been based on closing prices at 22:00 hours on 30 June 2010.

BASIS OF CONSOLIDATION

The Group’s financial statements consolidate the financial statements of the company and its subsidiary undertakings.

Intra-group profits, assets and liabilities are eliminated on consolidation. Profits and losses of companies entering or leaving the Group have been included from the date of acquisition or up to the date of disposal. The net assets of the subsidiaries acquired are included on the basis of their fair value.

TRADING INCOME

Trading income represents profits and losses on foreign currency trading, derivatives, and commissions receivable from brokering activities; all foreign exchange and OTC option contracts are marked to market and the resulting unrealised profit or loss is recognised. Commissions receivable are credited to the profit and loss account on a trade date basis.

Revenue is recognised when it is probable that economic benefits associated with the transaction will flow to the Group and the revenue can be reliably measured.

Finance revenue is accrued on a timely basis, by reference to the principal outstanding and at the effective interest rate applicable.

Commission receivable, which are recognised gross of commission payable when in substance the Group acts as principal, are credited to the profit and loss account on a trade date basis.

FINANCIAL ASSETS

The Group classifies its financial assets in the following category: financial assets at fair value through profit and loss. The Group determines the classification of its financial assets at initial recognition and re-evaluates this designation at each financial year end. When financial assets are recognised initially, they are measured at fair value, being the transaction price plus directly attributable transaction costs. Purchase and sales of financial assets are recognised on the trade date, being the trade date that the company commits to purchase or sell the financial assets.

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial assets are classified in this category if they are acquired for sale in the short term. These financial assets are carried in the balance sheet at fair value with gains or losses being recognised in the profit and loss account.

FAIR VALUES

The fair value of quoted investments is determined by reference to bid prices at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions and reference to the current market value of

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

1	PRINCIPAL ACCOUNTING POLICIES — (Continued)

another instrument which is substantially the same. Where there is no reasonable basis for fair valuing and the fair value cannot be measured reliably, assets will be carried at cost. Financial assets are classified in this category if they are acquired for sale in the short term. These financial assets are carried in the balance sheet at fair value with gains or losses being recognised in the profit and loss account.

DEPRECIATION

Depreciation of tangible fixed assets is charged by equal annual installments commencing with the year of acquisition or when the assets are being taken into use at rates estimated to write off their cost over their expected useful lives, which are as follows:

Motor vehicles	—	4 years
Computer equipment	—	4 years
Furniture, fixtures and fittings	—	4 years
Software development	—	4 years
Leasehold improvements	—	Over the period of the lease

The carrying values of tangible fixed assets, are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

DEBTORS

Debtors are stated at their recoverable value. At each balance sheet date debtors are reviewed to determine whether there is an indication of impairment. If any such indication exists, the recoverable amount is estimated. A provision for impairment is recognised in the profit and loss account. The provision is subject to management review.

LEASES AND HIRE PURCHASE CONTRACTS

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership have passed to the Group, and hire purchase contracts are capitalised in the balance sheet and depreciated over the shorter of the lease term and the asset’s useful lives. The capital element of future obligations under leases and hire purchase contracts is included as a liability in the balance sheet. The interest elements of rental obligations are charged in the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals paid under operating leases are charged to the profit and loss account on a straight line basis over the lease term. Lease incentives are recognised over the shorter of the lease term and the date of the next rent review.

DEFERRED TAXATION

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the company’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

1	PRINCIPAL ACCOUNTING POLICIES — (Continued)

enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

EMPLOYEE BENEFIT TRUST

The assets and liabilities of the Employee Benefit Trust (EBT) have been included in the Group financial statements. Any assets held by the EBT cease to be recognised on the Group balance sheet when the assets vest unconditionally in identified beneficiaries. The costs of purchasing own shares held by the EBT are shown as a deduction against equity. The proceeds from the sale of own shares held increase equity. Neither the purchase nor sale of own shares leads to a gain or loss being recognised in the Group income statement.

FOREIGN CURRENCIES

The Group operates a US$ denominated profit and loss account on foreign exchange. All these balances are sold down daily to sterling. Any profit or loss arising from such trading activity is included within operating (loss) / profit. All monetary assets and liabilities are translated at the closing rate at 22:00 on 30 June 2010.

FOREIGN SUBSIDIARIES

The assets and liabilities of foreign companies are translated into sterling at the rate of exchange ruling at the balance sheet date. Income and expenses are translated at weighted average exchange rates for the year. The resulting exchange difference are recognised in the reserves.

CLIENT MONEY

The Group holds money on behalf of clients in accordance with the Client Money Rules of the Financial Services Authority. Such monies and the corresponding liabilities to the clients are included in the balance sheet as disclosed in the notes.

PROVISIONS FOR LIABILITIES AND CHARGES

A provision is recognized when the company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

SHARE-BASED PAYMENT

The cost of employees’ services received in exchange for the grant of rights under an equity-based employee compensation scheme is measured by reference to the fair value of the equity instruments at the date of the grant. Fair value of the equity instruments at the date of the grant is determined by an external valuer using an appropriate pricing model or using recent arm’s length market transactions.

The Group provides a loan to the employees to purchase the equity instruments through an Employee Benefit Trust at the price equal to the fair value of the equity instruments at the date of the grant.

The cost of employees’ services received in exchange for the grant of rights under the equity-based employee compensation scheme is nil, ie: being the fair value of equity instruments less the purchase price.

There is therefore no charge to the Profit and Loss Account in accordance with FRS20 — Share-based Payment.

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

1	PRINCIPAL ACCOUNTING POLICIES — (Continued)

SOFTWARE DEVELOPMENT COSTS

Software development costs are capitalised in accordance with the accounting policy given below. Initial capitalisation of costs is based on management’s judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalised management makes assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. At 30 June 2010, the carrying amount of capitalised development costs was £133,949 (31 Dec 2009: £3,810,879).

2	POST BALANCE SHEET EVENTS

On 1 May 2010 terms were agreed with FXCM Holdings, LLC (“FXCM”) for the acquisition of the entire issued share capital of ODL Group Limited. On 1 October 2010, pursuant to an amended agreement, FXCM acquired ODL Group Limited for a 5.25% equity interest in FXCM. ODL Securities also entered into a white label arrangement at the same time with FXCM to provide trading execution services in the interim period prior to closing. The acquisition was completed on 1 October 2010. On 1 October 2010, the Group also received a capital injection of £6,259,999 which consists of £5,000,000 in ordinary shares and £1,259,999 in share premium.

An announcement was made by the UK Government in the Emergency Budget on 22 June 2010 that legislation is to be introduced in the Finance (No. 2) Act 2010 to reduce the main rate of corporation tax from 28% to 27% with effect from 1 April 2011. The Finance (No. 2) Act 2010 was enacted following Royal Assent on 27 July 2010. As part of the Emergency budget the UK Government also announced that it is intended to reduce the main rate of corporation tax further by 1% per annum falling to 24% with effect from 1 April 2014. The directors estimate that the effect of these changes will be to reduce the company’s deferred tax asset by a maximum of £528,213. The losses are likely to be recovered at 24%.

The Group extended the terms of the Employee Facility Agreement for ODL shares so that the agreement only requires the facility to be repaid once FXCM is sold to third party or listed on a recognised stock exchange instead of when the sale of the controlling interest occur. The total loan amount outstanding as at 30 June 2010 was £2,322,599 over 198,638 ODL shares (which as a result of acquisition of ODL by FXCM, are now over FXCM shares). The directors consider it has been impracticable to determine at this stage the financial effect of this modification.

On 1 October 2010 the company transferred certain trade debtors with a gross value of £12.6 million to the former shareholders of the Group. The directors consider that these receivables which have been included in the interim accounts at £nil have no recoverable value.

3	TRADING INCOME

The Group’s trading income comprises a single segment; foreign exchange and derivatives trading and related broking activities, and is sourced worldwide.

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

3 TRADING INCOME — (Continued)

	30 June 2010	30 June 2009
	£	£

Trading revenues	15,770,678	14,453,709
Interest Income	385,799	730,380
MTM loss on investments	(19,613)	(514,574)
Other income (which includes FX losses)	301,415	(341,419)

	16,438,279	14,328,096

4	OPERATING LOSS

	30 June 2010	30 June 2009
	£	£

OPERATING LOSS IS STATED AFTER CHARGING:
Auditors’ remuneration
— as auditors	184,003	183,220
— taxation services	52,379	48,403
— other services	—	3,163
Operating leases
— land and buildings	641,789	595,550
Commissions due to third parties	743,280	482,628
Loss on disposal of fixed assets	3,325,378	477,909
Debtors provision	5,624,513	7,366,611
Depreciation (note 8)	1,463,937	1,551,719

On 5 February 2010, the entire issued share capital of ODL Canada Limited was sold for a total consideration of 1CAD, and no gain or loss arose.

5	EXCEPTIONAL ITEMS

	30 June 2010	30 June 2009
	£	£

Recognised below operating loss:
Write down of assets/costs in relation to closure of trading desks	—	1,020,755

	—	1,020,755

6	DIRECTORS AND EMPLOYEES

	30 June 2010	30 June 2009
	£	£

STAFF COSTS INCLUDING DIRECTORS’ EMOLUMENTS
Wages and salaries	4,368,767	5,821,585
Social security costs	482,749	653,735

	4,851,516	6,475,320

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

6	DIRECTORS AND EMPLOYEES — (Continued)

	No.	No.

AVERAGE NUMBER EMPLOYED INCLUDING DIRECTORS
Trading	85	93
Information technology	30	37
Management and administration	35	63

	150	193

The Group does not pay any amounts in respect of pension contributions.

7	TAXATION

	30 June 2010	30 June 2009
	£	£

(a) TAX CHARGE/(CREDIT) BASED ON THE LOSS FOR THE PERIOD
Current tax:
UK Corporation tax on results of the period	—	(15,000)
Adjustments in respect of prior periods	—	(19,006)
Foreign tax	25,739	(33,116)

	25,739	(67,122)
Deferred tax:
Deferred tax credit for the period (see note 10)	—	(3,663,046)

	25,739	(3,730,168)

(b) FACTORS AFFECTING TAX CHARGE/(CREDIT) FOR THE PERIOD
The tax assessed for the period is different from the standard rate of corporation tax in the UK (2010:28%; 2009:28%). The differences are explained below:
Loss before taxation	(8,761,570)	(11,175,436)

UK Corporation tax thereon	(2,453,240)	(3,129,122)
Expenses/(income) not deductible/(assessable) for tax purposes	490,803	(398,997)
Depreciation in excess of capital allowances	1,293,088	367,536
Prior year adjustment	—	(359,194)
Unutilised losses carried forward	797,395	3,254,141
Other timing differences	26,600	16,176
Provision for tax on loans to EBT	—	340,188
Differing rates on tax losses carried back	—	(1,000)
Utilisation of brought forward tax losses	(130,175)	(123,734)
Differing rates of overseas tax	1,268	(33,116)

Current tax charge/(credit)	25,739	(67,122)

c) The group has trading losses carried forward at 30 June 2010 of £521,736 (31 December 2009: £521,738) which are available indefinitely for use against future trading profits arising in ODL IT Services

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

7  TAXATION — (Continued)

Limited. Deferred tax is not being recognised in relation to this loss, as it is the opinion of the directors that it is not more likely than not that there will be sufficient trading profits in future periods against which the loss could be relieved.

The group also has trade losses carried forward at 30 June 2010 of £2,384,854 (31 December 2009: £nil), which available indefinitely for use against future trading profits arising in ODL Securities Limited. Deferred tax is not being recognised in relation to this loss, as it is the opinion of the directors that it is not more likely than not that there will be sufficient profits in future periods against which the loss could be relieved.

The group also has decelerated capital allowances at 30 June 2010 of £4,028,310 (31 December 2009: £nil), which available indefinitely for relief against future profits arising in ODL Securities Limited. Deferred tax is not being recognised in relation to this, as it is the opinion of the directors that it is not more likely than not that there will be sufficient profits in future periods against which the decelerated capital allowances could be relieved.

The group also has a general provision carried forward at 30 June 2010 of £95,000 (31 December 2009: £nil), which available indefinitely for use against future profits arising in ODL Securities Limited when provision is released. Deferred tax is not being recognised in relation to this provision, as it is the opinion of the directors that it is not more likely than not that there will be sufficient profits in future periods against which the provision could be reversed.

The group also has decelerated capital allowances at 30 June 2010 of £589,860 (31 December 2009: £nil), which are available indefinitely for relief against future profits arising in ODL Group Limited. Deferred tax is not being recognised in relation to this, as it is the opinion of the directors that it is not more likely than not that there will be sufficient profits in future periods against which the decelerated capital allowances could be relieved.

The group also has capital losses carried forward at 30 June 2010 of £378,005 (31 December 2009: £378,005), which are available indefinitely for use against future capital gains arising in ODL Securities Limited. Deferred tax is not being recognised in relation to this loss, as it is the opinion of the directors that it is not more likely than not that there will be sufficient capital gains in future periods against which the loss could be relieved.

The total movement in unrecognised deferred tax in the six month period to 30 June 2010 is £1,987,446 (2009: £123,735).

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

8	TANGIBLE FIXED ASSETS

			Furniture,
	Leasehold	Motor	Fixtures and	Computer	Software
	Improvements	Vehicles	Fittings	Equipment	Development	Total
	£	£	£	£	£	£

COST
1 January 2010	2,702,960	41,854	692,466	11,241,690	6,995,751	21,674,721
Additions	204,743	—	—	—	100,448	305,191
Disposals	—	—	—	(3,229)	(5,294,455)	(5,297,684)

30 June 2010	2,907,703	41,854	692,466	11,238,461	1,801,744	16,682,228

DEPRECIATION
1 January 2010	918,602	30,470	563,717	6,793,318	3,184,872	11,490,979
Charge for the period	176,278	5,232	44,164	783,035	455,228	1,463,937
Disposals	—	—	—	—	(1,972,305)	(1,972,305)

30 June 2010	1,094,880	35,702	607,881	7,576,353	1,667,795	10,982,611

NET BOOK VALUE
30 June 2010	1,812,823	6,152	84,585	3,662,108	133,949	5,699,617

31 December 2009	1,784,358	11,384	128,749	4,448,373	3,810,879	10,183,743

At the period-end the Group had capital commitments of £Nil (2009 — £Nil).

Included within the cost of computer equipment is £2,421,532 in respect of assets acquired under a finance lease (2009 — £2,421,532). The amount of depreciation charged in respect of such assets for the period was £302,692 (2009 — £302,692). Cumulative depreciation as at 30 June 2010 was £1,860,920 (2009 — £1,235,557).

Included within computer software is £Nil in respect of assets acquired during the period but not brought into use as at 30 June 2010 (2009 — £231,493). No depreciation has therefore been charged on these assets within the period until available for use.

During June 2010 management reviewed the capitalised software and decided not to keep it in use. Therefore, software with an original cost of £5.3m and a net book value of £3.3m was written off.

9	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Total
£

1 January 2010	10,430,526
Additions	89,815
Mark to market of investments	(19,613)
Disposals	(10,306,889)

30 June 2010	193,839

These relate to listed securities.

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

10	DEBTORS

	30 June 2010	31 December 2009
	£	£

Amounts falling due within one year:
Deferred tax	3,697,489	3,697,489
Corporation tax receivable	1,353,835	1,377,647
Trade debtors	6,489,698	15,855,952
Prepayments and accrued income	1,622,242	1,681,161

	13,163,264	22,612,249

The non-current portion of deferred tax assets as at 30 June 2010 is £2,144,541 (2009: £3,045,388).

Trade debtors include amounts owed by customers, where the amounts owing are fully collateralised. The assets belonging to the customers, used to collateralise these balances, are not held on the balance sheet (see note 26).

Included within creditors are commissions held back as collateral against the trade debtors of £1,103,424 (2009: £1,013,700).

Trade debtors are shown net of bad debt provision of £12,848,610 (2009: £7,224,097). The movement in provisions is as follows:

£

As at 31 December 2009	7,224,097
Provisions	5,624,513

As at 30 June 2010	12,848,610

Of the £12.8m provision above £5.1m and £2.5m was against two specific counterparties and £0.8m was a provision in respect of irregular payments made to an employee that the Group is seeking to recover.

The following table includes an analysis of Group trade debtors by credit quality:

	30 June 2010	31 December 2009
	£	£

Total neither past due nor impaired	11,418,490	10,164,743
Past due-not impaired	—	—
Past due-impaired	1,744,774	12,447,506

	13,163,264	22,612,249

Past due-not impaired are debtors outstanding less than 3 months.
Past due-impaired are debtors outstanding over 3 months

	30 June 2010	31 December 2009
	£	£

Deferred tax is made up of:
Decelerated capital allowances	927,682	484,092
Other timing differences	77,554	—
Unutilised tax losses	2,692,253	3,213,397

	3,697,489	3,697,489

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

10  DEBTORS — (Continued)

	30 June 2010	31 December 2009
	£	£

Movement in deferred tax:
Balance at the start of the year	3,697,489	(210,801)
Origination and reversal of timing differences	—	3,908,290
Changes in tax rates and tax laws	—	—

	3,697,489	3,697,489

The group has net trading losses carried forward at 30 June 2010 of £2,692,252, which are available indefinitely for use against future trading profits arising in ODL Securities Limited.

The group also has net decelerated capital allowances carried forward at 30 June 2010 of £927,682, which will be available for use in future years against taxable profits in ODL Securities Limited and ODL Group Limited or, where losses are created, will be available for group relief among companies in the UK tax group.

The group also has a deferred tax asset in respect of general provisions in ODL Securities Limited of £77,554. Tax relief will be available for this amount when the provisions unwind in the future.

The Directors believe that the actions taken to minimise all risks going forward and the acquisition of the Group by FXCM Holdings, LLC will ensure that the Group will be able to manage its business risk successfully in the comings months. This will enable the Group to continue to enhance its market position and grow its business to generate sufficient trading profits in future years against which to reverse the above assets. Hence, the above deferred tax assets were recognised in full.

11a)	CREDITORS: amounts falling due within one year

	30 June 2010	31 December 2009
	£	£

Bank overdraft	—	122,119
Trade creditors	127,454,678	185,377,212
Short equity positions	6,338	1,557,261
Corporation tax payable	340,188	340,188
Other taxation and social security	414,227	282,372
Obligations under finance leases and hire purchase agreements (note 21)	113,391	250,401
Other creditors	1,627,294	6,041,574
Accruals and deferred income	2,233,787	4,009,207

	132,189,903	197,980,334

Trade creditors include client balances of £126,083,454 (2009: £168,940,115).

11b)	CREDITORS: amounts falling due after more than one year

	30 June 2010	31 December 2009
	£	£

Obligations under finance leases and hire purchase agreements (note 21)	7,811	27,476

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

12	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The Groups’ principal financial instruments, which are held in subsidiaries of the company, other than derivative transactions, comprise cash balances with brokers and customers, and other debtors or creditors that arise through the normal course of business. Derivative transactions with brokers are entered into in the normal course of business in order to hedge market exposures resulting from derivative transactions placed by customers.

Fair Values

There are no significant differences between the fair value of the Group’s financial assets and liabilities and their carrying value in the balance sheet.

Included in Investments are assets, categorised as Level 1, valued at the quoted market price of £193,839 (2009: £10,430,526). There have been no Investments held where the basis of valuation has changed during the period.

Included in Creditors are short equity positions where the valuation is based on the quoted open market price of £6,338 (2009: £1,557,261).

The fair value of the Groups’ financial assets and liabilities analysed into appropriate categories, including assets held on behalf of clients on a segregated basis is as follows;

	30 June 2010	31 December 2009
	£	£

FINANCIAL ASSETS
Financial assets at fair value through profit and loss	193,839	10,430,526
Receivables	13,163,264	22,612,249
Cash at bank and in hand	114,947,943	165,612,366

	128,305,046	198,655,141

The Group’s largest credit exposure to any bank at 30 June 2010 was £20,806,267 or 18% of the exposure to all banks and clearers (2009-£24,195,492). The balance of cash and cash equivalents will fluctuate over the course of the reporting period.

	30 June 2010	31 December 2009
	£	£

FINANCIAL LIABILITIES
Payables: Current Liabilities	132,189,903	197,980,334

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

12  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS — (Continued)

Interest rate profile of financial instruments

The interest rate risk profile of the Group’s financial assets and liabilities at the balance sheet           date was as follows:

	Financial Assets			Financial Liabilities
	Floating	Nil		Floating	Nil
	Rate	Rate	Total	Rate	Rate	Total
	£	£	£	£	£	£

30 June 2010
Sterling	34,127,803	5,448,305	39,576,108	42,727,888	4,606,955	47,334,843
US Dollars	36,977,786	5,977,773	42,955,559	36,958,465	—	36,958,465
Euros	30,428,766	1,931,022	32,359,788	34,981,965	—	34,981,965
Other	13,413,592	—	13,413,592	12,914,629	—	12,914,629

	114,947,946	13,357,100	128,305,046	127,582,947	4,606,955	132,189,902

31 December 2009
Sterling	46,135,133	9,462,916	55,598,049	66,442,718	10,424,798	76,867,516
US Dollars	76,709,675	760,898	77,470,573	79,332,917	330,270	79,663,187
Euros	28,187,156	10,259,730	38,446,886	15,939,701	—	15,939,701
Other	16,350,419	10,789,214	27,139,633	25,341,256	168,674	25,509,930

	167,382,383	31,272,758	198,655,141	187,056,592	10,923,742	197,980,334

The floating rate financial instruments comprise cash at bank on which interest is earned at bank base rates and amounts due to and from customers and brokers on which interest is paid and received. Nil rate financial instruments comprise other debtors and creditors on which no interest is received or paid.

Maturity profile of Financial Instruments

All financial instruments mature within one year. The following sensitivity analysis shows the potential impact of significant market moves on revenue. The percentage applied is based upon the Group’s assessment of movements in the relevant markets and is considered to represent a single day’s movement that could be reasonably possible. It does assume that all market positions held by the Group would be affected in the same way and does not take account of any remedial action taken to manage risk that would be undertaken at the time.

Gross exposure to the market has been reduced in 2010 due to the fact that the Group’s trading policies have been revised. Please also see market risk as described in note 28.

		Market	Potential
	Exposure	Movement	Revenue
	30 June 2010	Applied	Impact
	£	%	£

ASSET CLASS
Equity Products	683,196	10%	68,320
Foreign Exchange	870,942	2%	17,419

	1,554,138		85,739

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

12  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS — (Continued)

		Market	Potential
	Exposure	Movement	Revenue
	2009	Applied	Impact
	£	%	£

ASSET CLASS
Equity Products	11,329,740	10%	1,132,974
Foreign Exchange	43,177,572	2%	863,551
Commodities	2,481,197	20%	496,239

	56,988,509		2,492,764

Currency Risk

The functional currency of the Group’s operations are predominantly sterling. The net monetary assets and liabilities analysed by currency at the balance sheet date were as follows:

	30 June 2010	31 December 2009
	£	£

Sterling	(7,758,734)	(21,269,467)
US Dollars	5,997,092	(2,192,614)
Euros	(2,622,177)	22,507,185
Other currencies	498,962	1,629,703

	(3,884,857)	674,807

13	CALLED UP EQUITY SHARE CAPITAL

	30 June 2010	31 December 2009
	£	£

AUTHORISED
111,098,535 ordinary shares of £0.01 each	1,110,985	1,110,985
238,971,150 deferred shares of £0.01 each	2,389,712	2,389,712

	3,500,697	3,500,697

ALLOTTED AND CALLED UP
Ordinary shares of £0.01 each At 1 January	32,478	32,207
Issued during the period	216	271

At 30 June 2010/31 December 2009	32,694	32,478

Deferred shares of £0.01 each At 1 January	2,005,460	2,005,460
Issued during the period	—	—

At 30 June 2010/31 December 2009	2,005,460	2,005,460

Total at 30 June 2010/31 December 2009	2,038,154	2,037,938

On 26 May 2006, there was a re-organisation of share capital, pursuant to which each issued and un-issued ordinary share of £1 each was sub-divided and re-designated as one ordinary share of £0.01 each and ninety nine deferred shares of £0.01 each. On that date the authorised share capital of the Group was increased to £3,500,000.

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

13  CALLED UP EQUITY SHARE CAPITAL AUTHORISED — (Continued)

The Deferred Shares shall entitle the holders to the following rights:

(a) no right to receive any dividend or other distribution;

(b) on a return of capital in a liquidation but not otherwise, the right to receive only the amount paid up on each Deferred Share but only after the holder of each Ordinary Share shall have received £100,000,000 per Ordinary Share and the holders of Deferred Shares shall not be entitled to any further participation in the assets or profits of the Company;

(c) no right to receive notice of, or to attend or vote at, any general meeting of the Company.

The Group funds each of its operating subsidiaries with sufficient capital to ensure it is able to meet its regulatory obligations on a daily basis, in the UK, US and Japan. In doing so, the Board of Directors believe that the interests of all stakeholders, including customers and shareholders, are fully protected. Account is taken of all potential events that could have an impact on that capital.

Controls are in place to constantly monitor the level of capital and the regulatory requirements of the activities within each company. These requirements are based on the level of risk evident in each subsidiary. Primarily they are influenced by the level of market risk and credit risk taken on by the subsidiaries, but additionally by the operational risks, inherent in the markets in which the Group operates. In August 2010 the Group was granted a variation of permission from the FSA to change to a limited licence firm.

Capital is provided in the subsidiaries, in the form of share capital and subordinated loans from the Company. When additional capital has been required at any time, further capital has been injected. It is the Board’s policy to maintain the capital within the Company at such a level that enables additional funding of subsidiaries to be made when required. Should there be insufficient capital to inject into a subsidiary, then the activities, and hence the risks undertaken, in that subsidiary would be reduced to ensure that regulatory obligations continue to be met. At 30 June 2010 the net assets were £1.8m.

14	SHARE PREMIUM ACCOUNT

£

At 1 January 2010	21,407,550
Premium on shares issued	49,146

At 30 June 2010	21,456,696

15	EBT RESERVE ACCOUNT

£

At 1 January 2010	3,305,024
Movement during period	—

At 30 June 2010	3,305,024

16	PROFIT AND LOSS ACCOUNT

£

At 1 January 2010	(9,440,478)
Retained loss for the period	(8,787,309)

At 30 June 2010	(18,227,787)

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

17	RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS

£

At 1 January 2010	10,831,073
Retained loss for the period	(8,787,309)
Movement in share capital (note 13)	216
Movement in share premium (note 14)	49,146
Movement in translation reserve	(286,177)

At 30 June 2010	1,806,949

18	RECONCILIATION OF OPERATING LOSS TO CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

	30 June 2010	30 June 2009
	£	£

Operating loss	(8,761,570)	(10,154,681)
Depreciation (note 8)	1,463,937	1,551,719
Fixed assets written-off	3,325,378	477,909
Net receipt/(payment) relating to current asset investments	10,236,687	(7,081,788)
Closure costs of trading desk	—	(1,020,755)
Write-off of investment	—	(660,206)
Increase in debtors	9,152,878	6,163,080
(Decrease)/increase in creditors and provisions	(65,652,520)	35,472,615

Cash (outflow)/inflow from operating activities	(50,235,211)	24,747,893

The cash outflow in the six month period includes a decrease of £56,378,101 in client balances that is offset by sales less purchase of current asset investment of £10,236,687.

19	RECONCILIATION OF NET CASH (OUTFLOW)/INFLOW TO MOVEMENT IN NET FUNDS

	30 June 2010	30 June 2009
	£	£

1 January	165,212,369	141,110,193
(Decrease)/increase in cash for the period	(50,664,423)	23,584,590
Settlement of finance lease liabilities	156,675	497,334
Reduction of bank overdraft	122,119	4,795

Net funds at 30 June	114,826,740	165,196,912

20	ANALYSIS OF CHANGE IN NET FUNDS

	At
	Beginning of	Cash	At End of
	Period	Flows	Period
	£	£	£

Cash at bank and in hand	165,612,366	(50,664,423)	114,947,943
Finance lease liabilities	(277,878)	156,675	(121,203)
Bank overdraft	(122,119)	122,119	—

	165,212,369	(50,385,629)	114,826,740

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

20	ANALYSIS OF CHANGE IN NET FUNDS — (Continued)

Net funds are analysed as follows:

	30 June 2010	31 December 2009
	£	£

Own funds	2,493,124	6,343,365
Client funds	112,454,819	159,146,882
Finance lease liabilities	(121,203)	(277,878)

	114,826,740	165,212,369

21	ANNUAL OBLIGATIONS UNDER OPERATING AND FINANCE LEASES AND HIRE PURCHASE CONTRACTS

At 31 December the company had annual commitments under non-cancellable operating leases expiring:

	30 June 2010	31 December 2009
	£	£

Land and buildings:
Within one year	311,428	510,870
Greater than five years	495,765	403,449

	807,193	914,319

This relates to the contract for rent and works contributions on the 10 year lease signed on 8th Floor, 10 Lower Thames Street, and also for the co-terminus 9 year lease signed on part of the 5th Floor, 10 Lower Thames Street.

	30 June 2010	31 December 2009
	£	£

Computer equipment:
Within one year	96,553	58,635
Between one and five years	23,434	109,635

	119,987	168,270

Amounts due under finance leases and hire purchase contracts:

	30 June 2010	31 December 2009
	£	£

Within one year	119,987	250,401
Between one and five years	7,811	27,476

	127,798	277,877

22	SHARE-BASED PAYMENTS

The Group gives to certain executives and employees of subsidiaries, the opportunity to acquire shares in the Group. Whilst the Group has no cash or financial obligations to any party in respect of any shares granted by the Group, the services in return for which such shares are granted include services provided to those subsidiaries. The purchase price is funded by a loan applied for the benefit of the relevant employees by an Employee Benefit Trust whose funds are provided by the Group. There are no cash settlement alternatives.

Although the employees become the beneficial owner of the Group’s shares on the date of the grant, the employees will not be permitted to sell or charge the shares within the first three years from the date of the

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

22	SHARE-BASED PAYMENTS — (Continued)

grant. Until such time as employees have repaid the loan, the employees will not be entitled to exercise their votes in respect to the Group’s shares. Nor will they be entitled to receive dividends in cash until that time.

The total charge for the year relating to the share-based payment plan is £nil (2009: £nil) as the fair value of the equity instruments at the date of the grant is equal to the purchase price paid by the employees. No grants of share based payment awards were made in 2010. However, 3,200 shares were given to the EBT at nil cost by a shareholder on leaving the company during the period.

A table detailing the shares outstanding in the EBT is shown below, of which 198,638 shares (2009: 198,638 shares) are allocated to employees:

	30 June 2010	31 December 2009
	Shares	Shares

Outstanding as at 1 January	209,211	209,211
Increase during the period	3,200	—

Outstanding as at 30 June	212,411	209,211

23	RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Group undertakes transactions on behalf of certain key members of management and their close families. The transactions are undertaken on a normal arm’s length basis on the same terms available to other members of staff and comply with the FSA’s guidance as to model personal account dealings. Amounts included in client balances at 30 June 2010 attributable, in aggregate, to key management were £81,844 (2009: £82,637).

24	CHARGES ON ASSETS

The Royal Bank of Scotland Plc holds a fixed charge dated 10 June 2004 over all right, title and interest to the ODL Securities Limited Margin Account and all sums standing to the credit thereof as security for the payment of secured obligations.

	30 June 2010	31 December 2009
	£	£

The value of these assets at	2,376,853	5,428,167

25	CONTINGENT LIABILITIES

A client of the firm has brought an action against ODL Securities Limited to recover USD 400,000 in relation to investments made in 2006. The Group is actively challenging the Plaintiff’s complaint on both procedural and substantive grounds. Additionally, the Group is bringing a counter claim against the Plaintiff for amounts still owed to the Group. Management do not believe the claim has merit and accordingly no provision for any liability has been recorded in these financial statements.

26	COLLATERAL

The Group receives and pledges non-cash collateral in the form of equity shares. The market value of non-cash collateral at the end of the year was as follows:

	30 June 2010	31 December 2009
	£	£

Received and pledged in respect of CFD margin accounts	—	6,848,306

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

26	COLLATERAL — (Continued)

The Group accepts collateral from clients in the form of share or other securities which mitigate the Group’s credit risk. Clients retain title to the securities lodged whilst their trading account is operating normally, but are required to sign a collateral agreement which will allow the Group to take title and sell the securities in the event of the client defaulting on any margin obligation. The Group ceased its CFD business which required margin from their customers at the end of June 2010.

27	ULTIMATE CONTROLLING PARTY AND PARENT UNDERTAKING

Gardenparty Limited, a company incorporated in the Isle of Man owns 51.4% of the issued equity share capital of ODL Group Limited as at 30 June 2010.

As at 30 June 2010 the ultimate controlling party is IFX trust.

28	FINANCIAL RISK MANAGEMENT

The Group’s Internal Capital Adequacy Assessment Process (ICAAP) provides an ongoing assessment of the risks the Group believes have the potential to have a significant detrimental impact on its financial performance and future prospects and describes how the Group mitigates these risks subject to the Group’s risk appetite.

The Board of Directors sets the strategy and policies for the management of these risks and delegates the management and monitoring of these risks to the Risk and Audit Committees.

On 1 May 2010, the Group agreed to be acquired by FXCM, bringing forward a strategic decision made by the Board to migrate the Group’s business model completely to what is referred to as an agency or agency execution model, a model employed by FXCM. In addition, the Group signed a white label arrangement at the same time with FXCM to provide trading execution services in the interim period to closing. The Group applied for a variation of permission to migrate its licence to a limited licence as a result of its diminished appetite for risk, approval of which was received by the FSA on 11 August 2010.

Accordingly, a number of financial risks that have faced the Group in the past are expected to be fundamentally different in the future and the Group began active de-risking of its business shortly from the signing of a white label arrangement with FXCM on 1 May 2010.

Risks faced by the Group fall under the following categories:

•	Market risk

•	Credit risk

•	Operational risk

•	Liquidity risk

•	Strategic (or business) risk

•	Reputational risk

Each of these risks is described below:

Market risk

Market risk is the risk that changes in market prices will affect the Group’s income or the value of its holdings of financial instruments due to changes in market prices, currencies and interest rates. In the past, this has been one of the most significant risks the Group has faced. However, as the Group has migrated its

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

28	FINANCIAL RISK MANAGEMENT — (Continued)

business model to an agency execution model, it is believed this risk should be substantially reduced going forward as now when one of our customers executes a trade we will only act as a credit intermediary, or riskless principal, simultaneously entering into offsetting trades with both the customer and one of our foreign exchange market makers.

However, the Group will retain currency mismatch risk. This risk arises if obligations (i.e. money obligations) owed to clients in one currency are secured by deposits in a different currency and the interest rates in one of the currencies changes. There will be a corresponding change in the exchange rates and the Group could suffer a loss. This risk will be managed by mismatch limits being reviewed by the Group’s Risk Committee with ratification by the Board of Directors, and that regular reports of adherence to those limits prepared and circulated. Exceptions to such limits will be marked for review.

Credit risk

Credit risk is the risk that a borrower or counterparty fails to meet their obligations. The Group is exposed to credit risk from retail and institutional clients as well as institutional counterparties.

For retail clients, this risk is managed by effective margin management, retail clients are required to deposit cash collateral in order to trade on the Group’s platforms and will not be advanced credit as had been the case in the past. In addition, the Group has adopted systems so that each client’s positions will be re-valued on a real-time basis to calculate the client’s useable margin. These systems are also designed to automatically close client positions once his or her useable margin falls to zero. It is possible for a client account to go negative in rare circumstances, for example, due to system failure. This is an incidental risk and will be monitored by the Group’s risk management staff.

Select institutional clients will be permitted credit limits. Such limits will be set by the Group’s Risk Committee and ratified by the Board of Directors. Intra-day monitoring of adherence to those limits and regular reports of adherence to those limits will be prepared and circulated.

The Group is exposed to risk from the following institutional counterparties: exchanges and clearing houses; settlement, custody and clearing providers; banks in respect to the Group’s own deposits and segregated client funds; hedging counterparties; and group companies. The Group is exposed to credit risk in the event that such counterparties fail to fulfil their obligations.

The Group manages this risk by performing credit checks and completing due diligence checks at the outset of entering into material contracts; setting exposure limits and monitoring exposure against such limits; carrying out periodic credit reviews using multiple sources of information; spreading credit risk across a number of different institutions to diversify risk without impairing operational efficiency; and maintaining oversight of said controls through the Risk Committee which provides reports on adherence to the Board.

During the six month period ended 30 June 2010, the Group recorded an additional £5.6m provision against trade receivable (see note 10).

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Group seeks to mitigate operational risk to acceptable residual levels, in accordance with its risk appetite policy.

The Group manages this risk principally by continued investment in its IT infrastructure to ensure reliability and security; the determination of operational processes in all areas within the business and the establishing of policies aimed at building and strengthening the controls around those processes; establishing

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

28	FINANCIAL RISK MANAGEMENT — (Continued)

human resources policies that are communicated to all staff; and ensuring employees are recruited in accordance with documented procedures.

In addition, through its white label agreement with FXCM, the Group has implemented a number of systems and controls from FXCM, benefiting from the FXCM’s Group’s wider and more extensive resources.

Liquidity risk

Liquidity risk is the risk that the Group may not be able to meet payment obligations as they fall due. Given the very short-term maturity profile of both our financial assets and liabilities, the Group does not have material liquidity mismatches with regard to liquidity maturity profiles. Additionally, the Group’s assets consist primarily of cash at bank and on short-term deposit or short-term trade receivables. We believe that should the Group have a requirement to borrow funds, the acquisition by FXCM will assist in the provision of necessary liquidity should it be needed and overall the level of risk specifically relating to liquidity is assessed as low. Most of the scenarios where the Group would potentially suffer failure because of a lack of liquidity would be from events relating to operational or credit risk. There is however the risk that events outside the control of the Group may impact on overall market liquidity and while the likelihood of such events taking place in the near future have reduced in recent times, nevertheless the risk still exists. There would in those circumstances be the need to raise additional funds to provide liquidity.

Strategic risk

The Group faces the risk that the strategy it has adopted will be poorly executed or that it will not be sufficient to cope with major changes in the constantly changing sector in which it operates. It also faces the risk that the implementation of a change in strategy may have an impact on the controls put in place to manage risk.

The Group is managed by its Board which consists of a number of individuals with extensive experience in the financial services industry. The board meets on a regular basis, at least every three months, with ad hoc meetings in between to discuss specific issues and strategic risk is primarily mitigated by the ongoing challenge by the Board of the Group’s risk appetite and strategy as well as the ongoing monitoring of actual results against plan.

Reputational risk

Reputational risk is the risk that an action, event or situation may adversely impact the Firm’s reputation. A sudden loss of reputation, for whatever reason, could have a material impact on the profitability of a company. The vast majority of reasons why a business could suffer damage to its reputation arise from the risks covered above. Thus the Group primarily mitigates this risk through the controls adopted to manage all the above risks. The Group also controls this risk through its ongoing retainer of a public relations company dedicated to communication and crisis management.

29	GOING CONCERN

The Group’s business activities and the risks it faces on a day to day basis, which are likely to affect its future development, performance and market position, are set out below.

Whilst the Group has suffered a significant decrease in its financial resources with the write downs made since December 2009, following the review of trade receivables, fixed assets and current assets and the management of credit risk, the Directors believe that the actions taken to minimise risk of all types going forward and the acquisition of the Group by FXCM Holdings LLC (completed on 1 October 2010), will

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

29	GOING CONCERN — (Continued)

ensure that the Group will be able to manage its business risks successfully in the coming months enabling it to continue to enhance its market position and grow its business. The Group also received a capital injection of £6,259,999 which consists of £5,000,000 in ordinary shares and £1,259,999 in share premium.

After considering the above and making further enquiries, the directors have a reasonable expectation that the Group has access to adequate resources to ensure that the Group continues in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual report and financial statements.

30	RECONCILIATION BETWEEN U.K. AND U.S. GAAP

The accompanying consolidated financial statements of ODL Group have been prepared in accordance with applicable accounting standards as adopted by the United Kingdom, or U.K. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. Below a discussion is presented of the principal differences between U.K. GAAP and U.S. GAAP that are significant to ODL Group’s financial statements.

(1) Software development costs

Software development expenses are capitalized under U.K. GAAP as intangible assets if they have a readily ascertainable market value. Under U.S. GAAP, preliminary stage and post implementation costs are expensed if not adding material functionality.

Classification changes to conform to U.S. GAAP

Exceptional items

Certain exceptional items are shown in the Group U.K. GAAP profit and loss account after operating loss. Under U.S. GAAP all of these items would be classified as operating profits or expenses.

Deferred taxation

Under U.K. GAAP, all deferred tax amounts are classified as current in the balance sheet. Under U.S. GAAP, amounts are classified as current or non-current based on the nature of the related asset or liability. As of 30 June 2010 only £1,552,948 of the Group’s deferred tax asset would be classified as current under U.S. GAAP.

Profit and loss account	30 June 2010	30 June 2009
	£	£

Loss after taxation as reported in the Group profit and loss account	(8,787,309)	(7,445,268)
Adjustments to conform net income to U.S. GAAP
Capitalization of software costs(1)	607,866	116,238
Deferred tax on above adjustments	(170,202)	(32,547)

Loss after taxation according to U.S. GAAP	(8,349,645)	(7,361,577)

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

30	RECONCILIATION BETWEEN U.K. AND U.S. GAAP — (Continued)

Comprehensive income

Comprehensive loss under U.S. GAAP, is summarized as follows:

	30 June 2010	30 June 2009
	£	£

Loss in accordance with U.S. GAAP	(8,349,645)	(7,361,577)
Currency translation differences	(286,175)	283,571

Comprehensive loss in accordance with U.S. GAAP	(8,635,820)	(7,078,006)

Movements in other comprehensive income amounts are as follows:

Currency translation
differences
£

At January 1, 2009	(102,002)
Arising in the period	283,571

At June 30, 2009	181,569
Arising in the period	(50,482)

At December 31, 2009	131,087
Arising in the period	(286,175)

At June 30, 2010	(155,088)

	30 June	31 December
Shareholders’ funds	2010	2009
	£	£

Equity shareholders’ funds as reported in the Group balance sheet	1,806,949	10,831,073
Adjustments to conform equity to U.S. GAAP
Capitalization of software costs(1)	(133,949)	(742,465)
Deferred tax on above adjustments	42,662	212,864

Equity shareholders’ funds according to U.S. GAAP	1,715,662	10,301,472

Consolidated statements of cash flows

The consolidated statements of cash flows presented under U.K. GAAP present substantially the same information as those required under U.S. GAAP but differ with regard to the classification of items within the statements.

Under U.K. GAAP, if applicable, cash flows are presented separately for operating activities, dividends from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. U.S. GAAP, however, require only three categories of cash flow to be reported; operating, investing and financing. Under U.S. GAAP, cash paid or received for interest and income taxes would be included in operating activities and capital expenditure would be included within investing activities. Under U.K. GAAP, taxes paid are presented as a separate class of items while they are considered operating cash flows under U.S. GAAP.

The Group held £2,493,124 and £8,298,743 in cash and cash equivalents — own funds as of 30 June 2010 and 2009 respectively.

ODL Group Limited

Notes to the unaudited Financial Statements — (Continued)

30	RECONCILIATION BETWEEN U.K. AND U.S. GAAP — (Continued)

In addition the Group held £112,454,858 and £157,855,823 in cash and cash equivalents — client funds as of 30 June 2010 and 2009 respectively. Cash and cash equivalents — client funds represents cash held to fund customer liabilities in connection with foreign currency transactions. The balance arises primarily from cash deposited by customers, customer margin balances, and cash held by FX market makers related to hedging activities. A portion of the balance is not available for general use due to legal restrictions in accordance with the FSA. These legally restricted balances were £48,673,697 and £61,689,009 as of 30 June 2010 and 2009, respectively.

The categories of cash flow activity under US GAAP can be summarized as follows:

For The Period Ended 30 June:	2010	2009
	£	£

Cash (outflow)/inflow from operating activities	(3,556,088)	(2,298,417)
Cash outflow from investing activities	(306,092)	(935,523)
Cash outflow from financing activities	(107,314)	(497,334)

(Decrease)/increase in cash and cash equivalents	(3,969,494)	(3,731,274)
Effect of foreign exchange adjustments	(2,866)	(52,584)
Cash and cash equivalents — own funds at the start of the period	6,465,484	12,082,601

Cash and cash equivalents — own funds at the end of the period	2,493,124	8,298,743

Impact of recent changes to US GAAP

There were no recent changes to US GAAP that would have a material impact on the Group’s financial statements.

15,060,000 Shares

FXCM Inc.

Class A Common Stock

Prospectus

Credit Suisse	J.P. Morgan	Citi

Barclays Capital
Deutsche Bank Securities
Sandler O’Neill + Partners, L.P.
UBS Investment Bank

Through and including          , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the shares of Class A common stock being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the New York Stock Exchange.

Filing Fee — Securities and Exchange Commission	$18,523
Fee — Financial Industry Regulatory Authority, Inc.	$26,479
Listing Fee — New York Stock Exchange	$150,000
Fees and Expenses of Counsel	$3,000,000
Printing Expenses	$500,000
Fees and Expenses of Accountants	$3,100,000
Miscellaneous Expenses	$4,998

Total	$6,800,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On August 23, 2010, the Registrant issued 100 shares of the Registrant’s Class B common stock, par value $0.01 per share, to FXCM Holdings, LLC for $1.00. The issuance of such shares of Class B common was not registered under the Securities Act of 1933, as amended (the “Securities Act”), because the shares were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Index

1.1		Underwriting Agreement**
3.1		Form of Amended and Restated Certificate of Incorporation of the Registrant**
3.2		Form of Amended and Restated Bylaws of the Registrant**
5.1		Opinion of Simpson Thacher & Bartlett LLP regarding validity of the shares of Class A common stock registered**
10.1		Form of Amended and Restated Limited Liability Company Agreement of FXCM Holdings, LLC**
10.2		Form of Tax Receivable Agreement**
10.3		Form of Exchange Agreement**
10.4		Form of Registration Rights Agreement**
10.5		Form of Long Term Incentive Plan**
10.6		Form of Annual Incentive Plan**
10.7		Offer Letter of Robert Lande**
10.8		Share Purchase Agreement among the sellers of ODL Group Limited and FXCM Holdings, LLC**
10	.8.1	Closing Agreement among the sellers of ODL Group Limited and FXCM Holdings, LLC**
10	.8.2	Post Closing Agreement No. 1 among the sellers of ODL Group Limited, Blue FX Holdings Corporation, Cowley Corporation, FXCM Holdings, LLC and FXCM Inc.**
10.9		Form of Option Award Agreement**
10.10		Form of Severance Agreement of Dror (Drew) Niv and David Sakhai**
10.11		2010 White Label Agreement by and between Forex Capital Markets Limited, Global Finance Company and Master Capital Group**
10.12		Form of Option Award Agreement for Non-Employee Directors**
16.1		Letter from McGladrey & Pullen, LLP to the Securities and Exchange Commission**
21.1		Subsidiaries of the Registrant**
23.1		Consent of Ernst & Young LLP as to FXCM Inc.
23.2		Consent of Ernst & Young LLP as to FXCM Holdings, LLC

23.3	Consent of McGladrey & Pullen, LLP as to FXCM Holdings, LLC
23.4	Consent of Ernst & Young LLP as to ODL Group Limited
23.5	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)**
23.6	Consent of Aite Group, LLC**
23.7	Consent of Greenwich Associates LLC**
23.8	Consent of James Brown to be named as a director nominee**
23.9	Consent of Eric LeGoff to be named as a director nominee**
23.10	Consent of Robin Davis to be named as a director nominee**
23.11	Consent of Perry Fish to be named as a director nominee**
23.12	Consent of Arthur Gruen to be named as a director nominee**
23.13	Consent of Ryan Silverman to be named as a director nominee**
24.1	Power of Attorney**

**	Previously filed.

ITEM 17.	UNDERTAKINGS

(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 1st day of December, 2010.

FXCM Inc.

By:	/s/ Drew Niv
Name: Dror (Drew) Niv
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 1st day of December, 2010.

Signature		Title

* Dror (Drew) Niv		Director and Chief Executive Officer (principal executive officer)

* David Sakhai		Director and Chief Operating Officer

* William Ahdout		Director

* Kenneth Grossman		Director

* Eduard Yusupov		Director

* Robert Lande		Chief Financial Officer (principal financial and accounting officer)

*By:	/s/ Drew Niv Name: Dror (Drew) Niv Title: Attorney-in-fact

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